As filed with the Securities and Exchange Commission on November 26, 2012

Securities Act File No. 333-177961

Investment Company Act File No. 811-22628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 3

INVESTMENT COMPANY ACT OF 1940  ☒

Amendment No. 5

Permal Hedge Strategies Fund

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, New York 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

R. Jay Gerken

Legg Mason & Co., LLC

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Name and Address of Agent for Service)

Copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place, 6th Floor Stamford, CT 06902

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)  ☐ when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Shares of Beneficial Interest, $0.00001 par value	50,000,000 shares	$10.00	$500,000,000	$57,300(2)

(1)	Estimated solely for purpose of calculating the registration fee.
(2)	A registration fee of $57,300 was transmitted in connection with the previous filing dated January 23, 2012. (File Nos. 333-177961 and 811-22628). (No additional shares are being registered by this filing; all shares previously registered are carried forward under this post-effective amendment).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

November 26, 2012

Prospectus

Permal Hedge

Strategies

Fund

Advisor Class Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion.

Dated November 26, 2012

Permal Hedge Strategies Fund

Advisor Class Shares of beneficial interest

The Fund.    Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

Investment Objective.    The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Sub-Adviser (as defined below) will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest. The Fund may invest in various Portfolio Fund structures including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of issuers in any region or country. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful. See “Risk Factors.”

Investing in the Fund’s Shares (as defined below) involves a high degree of risk. You could lose some or all of your investment. An investment in the Fund is illiquid and should be considered speculative. An investment in the Fund entails unique risks because the Portfolio Funds in which the Fund will invest are private entities with limited regulatory oversight and disclosure obligations. See “Risk Factors” beginning on page 38 of this Prospectus, and especially “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund” beginning on page 41 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Fund’s shares of beneficial interest, par value $.00001 per share (the “Shares”) are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Declaration of Trust and By-laws, the Securities Act of 1933, as amended (the “1933 Act”), and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to investors, the Fund expects periodically to offer to repurchase Shares pursuant to written tenders by investors. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board of Trustees of the Fund, in its sole discretion. However, investors do not have the right to require the Fund to repurchase any or all of their Shares, and Shares are not redeemable.

The Fund may offer multiple classes of Shares. This Prospectus applies only to the offering of Advisor Class Shares (the “Advisor Class Shares”) of beneficial interest, par value $.00001 per share. This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference.

(notes continued on next page)

Prospectus dated                             , 2012

(notes continued from previous page)

	Price to Public	Proceeds to the Fund(2)
Per Advisor Class Share(1)	At Current NAV	Amount Invested at Current NAV
Total	$500,000,000	$500,000,000(3)

(1)	The Advisor Class Shares are offered continuously at a price equal to the then current net asset value (“NAV”) per share which will vary. The Advisor Class Shares are not subject to a sales load.

(2)	These estimated proceeds assume the sale of all Shares registered under this registration statement and do not reflect the deduction of expenses expected to be incurred by the Fund in connection with this initial offering of Shares of approximately $389,514.

(3)	Total proceeds to the Fund assume the sale of all Shares registered under this Registration Statement.

Legg Mason Investor Services, LLC (“LMIS”), an affiliate of Legg Mason Partners Fund Advisor, LLC (“LMPFA”) and the Sub-Adviser (as defined below), acts as principal underwriter and distributor for the Fund’s Shares and serves in that capacity on a best efforts basis, subject to various conditions. The principal business address of LMIS is 100 International Drive, Baltimore, Maryland 21202. Additional dealers or other financial intermediaries may be appointed by LMIS (each, a “Dealer”).

Only Advisor Class Shares are offered through this Prospectus. Advisor Class Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus. Eligible Investors must meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”).

Clients of Eligible Financial Intermediaries may generally invest in Advisor Class Shares. “Clients of Eligible Financial Intermediaries” are investors who invest in the Fund through financial intermediaries that (i) charge such investors an ongoing fee for advisory, investment, consulting or similar services, or (ii) have entered into an agreement with LMIS to offer Advisor Class Shares through a no-load network or platform (“Eligible Investment Programs”). Such investors may include pension and profit sharing plans, other employee benefit trusts, endowments, foundations and corporations. Eligible Investment Programs may also include direct retail investment platforms through mutual fund “supermarkets,” where the sponsor links its client’s account (including IRA accounts on such platforms) to a master account in the sponsor’s name. The financial intermediary may impose separate investment minimums. In addition, investors may, under certain circumstances, be able to purchase Advisor Class Shares directly from the Fund.

Before making an investment decision, an investor and/or his/her adviser should consider factors such as personal net worth, income, age, risk tolerance, and liquidity needs. Short-term investors and investors who cannot bear the loss of some or all of their investment or risks associated with limited liquidity should not invest in the Fund. See “Risk Factors—Risks Related to an Investment in the Fund—Limited Liquidity” on page 40 of this Prospectus.

You may request a free copy of the annual and semi-annual reports to shareholders (when available), and additional information about the Fund and make shareholders’ inquiries by calling (800) 822-5544, by writing to the Fund or visiting the Fund’s website (http://www.permalhsf.com). The information contained in, or accessed through, the Fund’s website is not part of this Prospectus. You may also obtain other information regarding the Fund from the SEC’s Public Reference Room in Washington, D.C. Information relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials, as well as the Fund’s annual and semi-annual reports (when available) and other information regarding the Fund are also available on the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

PRIVACY POLICY STATEMENT

The Fund, LMPFA and the Sub-Adviser collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning shareholders’ transactions with the Fund. The Fund, LMPFA and the Sub-Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Fund’s accountants and attorneys, in each such case subject to customary undertakings of confidentiality. The Fund, LMPFA and the Sub-Adviser restrict access to non-public personal information relating to investors to personnel of the Fund and the advisers and other personnel who need to know that information in connection with the operation of the Fund. The Fund maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Fund’s non-public personal information relating to investors.

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You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

PROSPECTUS SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund’s Advisor Class Shares. You should review the more detailed information contained elsewhere in this Prospectus, especially the information under the heading “Risk Factors.”

The Fund	Permal Hedge Strategies Fund (the “Fund”) is a recently organized, non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

The Offering	The Fund is offering its shares of beneficial interest on a continuous basis through Legg Mason Investor Services, LLC (“LMIS”). The Fund’s shares of beneficial interest, par value $.00001 per share, are referred to herein as the “Shares”. The Advisor Class Shares offered hereby are offered at the net asset value per share of the Advisor Class Shares. Advisor Class Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus.

Eligible Investors	The Fund will only sell Advisor Class Shares to prospective investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors meeting these requirements are referred to in this Prospectus as “Eligible Investors.” Investors who are “accredited investors” as defined in Regulation D are generally persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth (or joint net worth with his or her spouse) of at least $1 million, excluding the value of such individual’s primary residence; or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors. Existing shareholders purchasing additional Advisor Class Shares must be Eligible Investors at the time of each additional subscription. Each prospective investor is required to certify as to such investor’s qualification as an Eligible Investor. See “Eligible Investors” and “Appendix A—Form of Investor Certification.”

Clients of Eligible Financial Intermediaries may generally invest in Advisor Class Shares. “Clients of Eligible Financial Intermediaries” are investors who invest in the Fund through financial intermediaries that (i) charge such investors an ongoing fee for advisory, investment, consulting or similar services, or (ii) have entered into an agreement with LMIS to offer Advisor Class Shares through a no-load network or platform (“Eligible Investment Programs”). Such investors may include pension and profit sharing plans, other employee benefit trusts, endowments, foundations and corporations. Eligible Investment Programs may also include direct retail investment platforms through mutual fund “supermarkets,” where the sponsor

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links its client’s account (including IRA accounts on such platforms) to a master account in the sponsor’s name. The financial intermediary may impose separate investment minimums. In addition, investors may, under certain circumstances, be able to purchase Advisor Class Shares directly from the Fund.

Investment Objective	The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. There is no assurance that the Fund will achieve its investment objective.

Investment Strategies	In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of any region or country.

Portfolio Fund Structure	Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the Investment Company Act of 1940, as amended (the “1940 Act”), because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Fund will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity, like the Fund, with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy	Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

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The typical Portfolio Fund has greater investment flexibility than investment funds registered under the 1940 Act (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on the investment strategies they may employ.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

Investment Categories	The Fund will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns. By investing in Portfolio Funds that employ a variety of investment strategies, the Sub-Adviser will attempt to limit the Fund’s overall investment exposure to any one general trend in fixed income and other markets that could impair the Fund’s ability to achieve its investment objective.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt;

•	Global event-driven strategies, such as risk arbitrage, distressed debt, special situations, activists; and

•	Global macro, such as discretionary, systematic and natural resources strategies.

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The Sub-Adviser actively manages the Fund’s allocation of Portfolio Fund investments between Portfolio Funds that employ credit related strategies (e.g., global fixed income strategies) and non-credit related strategies (e.g., global event-driven and global macro strategies) based on the Sub-Adviser’s market outlook.

It is anticipated that under normal circumstances the Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to periodic repurchases of Shares, among other factors.

The Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process.” The Fund’s structure and its investment approach are intended to provide investors several advantages over direct investments in private investment funds, including: the ability to invest in a professionally constructed and managed investment portfolio of private investment funds; access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and reduced risk exposure that comes from investing with multiple Portfolio Managers that have exhibited low volatility of investment returns and low correlation to one another.

Most Portfolio Funds will invest primarily in marketable instruments, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds themselves will not be marketable. Shareholders should consider the Fund’s investments in Portfolio Funds to be illiquid.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ. Portfolio Funds in which the Fund will invest may include private investment limited partnerships, limited liability companies, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in this Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

Although the Fund is not required to maintain exposure to any particular strategy, the Sub-Adviser anticipates that the Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies across markets and risk profiles. The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s

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investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Indemnification of Portfolio Funds.” The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest.

Portfolio Funds, however, are not limited with respect to the types of investment strategies, including the investment strategies described above, that they may employ or the markets (including non-U.S. markets) or types of instruments in which they may invest.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial transfer restrictions. In addition, the Portfolio Funds have no active trading market and generally have limited rights as to redemption or withdrawal. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Illiquidity of Investments in Portfolio Funds.”

Although the assets of the Fund generally will consist only of securities issued by the Portfolio Funds and cash and cash equivalents, the Fund may also invest directly in government securities, exchange-traded funds, registered investment companies and certain derivative instruments (including forward contracts and swaps). These investments, while not anticipated to represent a substantial portion of the Fund’s assets, could at times be significant.

Portfolio Fund Expenses	Investors in Portfolio Funds, such as the Fund, accrue significant fees and expenses in connection with such investments. The Fund will normally pay the Portfolio Funds in which it invests a management fee on a monthly or quarterly basis, calculated based on the value of the Fund’s investment. Portfolio Funds may also charge incentive or performance allocations or fees, which usually entail a fixed percentage of profits. During the course of an investment in a Portfolio Fund investors bear ongoing operating and administrative expenses, including the cost of third-party service providers. Investors in Portfolio Funds may incur additional fees in connection with the redemption or withdrawal of Portfolio Fund interests. These expenses, fees, and allocations are in addition to those incurred by the Fund itself. Fixed fees payable to Portfolio Managers of the Portfolio Funds will generally range from 1% to 3% (annualized) of the value of the Fund’s investment, and incentive allocations or fees will generally range from 15% to 25% of a Portfolio Fund’s net profits or performance.

Portfolio Fund Selection Process

The Sub-Adviser decides how many Portfolio Funds it will invest with and allocates assets to Portfolio Funds based upon, among other things, quantitative and qualitative techniques and risk management guidelines. Such quantitative and qualitative factors may include, but are not limited to, general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (losses); depth of experience; organizational infrastructure; fee levels;

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reputation in the industry; ability to perform in up and down markets; and enhanced returns and/or lower volatility. The Fund is non-diversified under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act.

The Sub-Adviser may emphasize certain strategies that the Sub-Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. The Sub-Adviser may seek to diversify its investments in Portfolio Funds by Portfolio Manager strategy, geographic region and sector and asset classes, among other factors. Based upon the number of available Portfolio Managers pursuing an investment strategy and the Sub-Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Sub-Adviser may be allocated substantially larger portions of the Fund’s assets than other Portfolio Funds. The Sub-Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions within the framework of the Fund’s ability to withdraw assets from the Portfolio Funds.

Portfolio construction reflects both a top-down and bottom-up approach. The bottom-up process includes idea generation, due diligence and portfolio monitoring with respect to Portfolio Managers and Portfolio Funds. While Portfolio Manager selection is primarily a bottom-up approach, the Sub-Adviser establishes a top-down macroeconomic view that forms the basis for setting target allocations for each major strategy and region.

The Fund will rely on the Sub-Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Managers to implement such strategies. Because the Sub-Adviser generally will not trade the Fund’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Sub-Adviser to select Portfolio Managers who perform well over time.

The Sub-Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Sub-Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Sub-Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, subject to redemption or withdrawal limitations set forth by the Portfolio Funds, at any time without prior notice to, or the consent of, shareholders in the Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund must be invested.

Investment Limitations	The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one

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Portfolio Fund. In addition, the Fund will at all times limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate. However, to permit the investment of more of its assets in Portfolio Funds that do not have many investors but are deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities (securities from a class of shares with no voting rights) of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

The Fund may elect to hold non-voting securities in Portfolio Funds or waive the right to vote in respect of a Portfolio Fund. In such cases, the Fund will not be able to vote on matters that require the approval of the shareholders of the Portfolio Fund, including matters adverse to the Fund’s interests. The Fund does not intend to acquire a sufficient percentage of the economic interests in any Portfolio Fund to cause the Fund to control any Portfolio Fund. Applicable securities rules and interpretations may limit the percentage of voting or non-voting securities of any Portfolio Fund that may be held by the Fund.

As a general matter, the Portfolio Funds in which the Fund will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Fund’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Fund’s operations. Nonetheless, it is possible these practices will prevent the Fund from participating in voting on a particular issue to the maximum extent available to other shareholders. When deciding to forego or waive voting rights, the Sub-Adviser considers the interests of the Fund. The Fund has not established specific written procedures relating to this process.

Indemnification

Investors in Portfolio Funds, such as the Fund, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund generally indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. Portfolio Fund general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents (“Covered Persons”), will generally not be liable to the Portfolio Fund or any investor in a Portfolio Fund for any act or omission taken, suffered or made by such Covered Person, except for certain specified conduct, which generally includes acts exhibiting bad faith, gross negligence

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or willful misfeasance (“Disabling Conduct”). Portfolio Funds will generally indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject relating to or arising out of the activities of a Portfolio Fund, or otherwise relating to or arising out of the Portfolio Fund’s organizational documents that took place during the time such Covered Person was a director, officer, partner, member, manager, employee or shareholder of the Portfolio Fund, except to the extent that such claims, damages, liabilities, costs or expenses resulted from such person’s own Disabling Conduct. The investors in a Portfolio Fund ultimately bear the cost of such indemnification.

In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. For other matters, an investor in a Portfolio Fund, such as the Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis. See “Risk Factors—Risks Related to the Investment Activities of the Portfolio Funds and the Fund—Indemnification of Portfolio Funds.”

Leverage	The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund generally may not borrow more than 33 1/3% of its net assets (which includes, for this purpose, the proceeds of such borrowings). The Fund will not incur leverage during its first year of operations.

Many Portfolio Funds in which the Fund will invest utilize leveraging and/or hedging techniques. The use of leveraging techniques, which may include borrowing on margin by the Portfolio Managers, may increase the volatility of the value of the Fund’s investments in Portfolio Funds and, in turn, the Fund’s Shares. The use of hedging techniques by the Portfolio Managers, which may include the use of short sales, may reduce the potential loss resulting from a general market decline, but may also restrain maximum capital growth in times of a general market rise. See “Risk Factors—Risks Related to an Investment in the Fund—Use of Leverage.”

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Distributions	The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax, provided that the Fund maintains its eligibility to be taxed as a regulated investment company. Unless you elect to receive distributions in cash (i.e., opt out), all of your distributions, including any capital gains distributions on your Advisor Class Shares, will be automatically reinvested in additional Advisor Class Shares under the Fund’s Dividend Reinvestment Plan. See “Distributions” and “Dividend Reinvestment Plan.”

Manager	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager. LMPFA, a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser with offices at 620 Eighth Avenue, New York, New York 10018 and is responsible for administrative and management services to the Fund. As of September 30, 2012, LMPFA’s total assets under management were approximately $185.8 billion. Legg Mason is a global asset management firm. As of September 30, 2012, Legg Mason’s asset management operation had aggregate assets under management of approximately $650.7 billion. LMPFA has no prior experience managing a registered fund of hedge funds. LMPFA receives an annual fee, payable monthly, in an amount equal to 1.10% of the Fund’s average monthly managed assets.

Sub-Adviser	Permal Asset Management Inc., a corporation formed under the laws of the State of Delaware, is the investment sub-adviser of the Fund (the “Sub-Adviser”). The Sub-Adviser, with offices at 900 Third Avenue, New York, NY 10022, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the oversight of LMPFA and the Board of Trustees, the Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets.

The Sub-Adviser is a member of the Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. Permal Group Ltd. is a subsidiary of Legg Mason. The Permal Group is one of the largest fund-of-funds investment firms in the world with approximately $19.1 billion in assets under management at September 30, 2012. The Sub-Adviser had approximately $16.8 billion in assets under management at September 30, 2012.

The Sub-Adviser currently manages one U.S. registered open-end fund of funds. The Sub-Adviser has 39 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

Service Provider	The Bank of New York Mellon has been appointed by the Fund to provide certain record-keeping, accounting, financial and related reporting, investor-related and anti-money laundering services to the

9

Fund (in such capacity, the “Service Provider”). Fees payable to the Service Provider for these services, and reimbursement for the Service Provider’s out-of-pocket expenses, are paid by the Fund. See “Services.”

In consideration of the services provided by the Service Provider to the Fund, the Fund pays the Service Provider a monthly fee, which is not expected to exceed 0.075% (annually) of the Fund’s average net assets. The Fund also pays the Service Provider certain fixed fees for other services (collectively with the asset based fee, the “Service Provider Fee”). The Service Provider Fee is paid out of and reduces the Fund’s net assets. See “Services.”

Distributor; Dealers	Legg Mason Investor Services, LLC (“LMIS”) is the principal underwriter and distributor of the Shares and serves in that capacity on a best efforts basis, subject to various conditions. Additional dealers or other financial intermediaries may be appointed by LMIS (each, a “Dealer”). The Advisor Class Shares are not subject to a sales load. In addition, LMIS, LMPFA, the Sub-Adviser and/or their affiliates may make payments for distribution, shareholder servicing, marketing and promotional activities and related expenses out of their profits and other available sources, including profits from their relationships with the Fund. These payments are not reflected as additional expenses in the fee table contained in this prospectus. The recipients of these payments may include the Fund’s distributor and affiliates of LMPFA or the Sub-Adviser, as well as non-affiliated broker/dealers, insurance companies, financial institutions and other financial intermediaries through which investors may purchase Advisor Class Shares. The total amount of these payments may be substantial to any given recipient and may exceed the costs and expenses incurred by the recipient for any Fund related marketing or shareholder servicing activities. The payments described in this paragraph are often referred to as “revenue sharing payments.” Revenue sharing arrangements are separately negotiated.

Revenue sharing payments create an incentive for an intermediary or its employees or associated persons to recommend or sell Advisor Class Shares. Shareholders should contact LMIS or their Dealer for details about revenue sharing payments it receives or may receive. Revenue sharing payments, as well as payments under the shareholder services and distribution plan (where applicable), also benefit LMPFA, the Sub-Adviser, LMIS and their affiliates to the extent payments result in more assets being invested in the Fund on which fees are being charges.

Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and will reduce the amount of an investor’s investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the

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returns of the Fund. Investors should direct any questions regarding such fees to the relevant Dealer. See “Purchases of Shares.”

Expenses	LMPFA provides, or arranges at its expense for the provision of, certain management and administrative services to the Fund. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with management and administrative services; and reviewing and arranging for payment of the Fund’s expenses.

The Fund bears its own operating expenses (including, without limitation, its organization and offering expenses), which therefore will be borne by the Fund’s shareholders. Expenses borne by the Fund include, without limitation, organizational and initial offering expenses; ongoing offering expenses; trustees’ fees (including trustees and officers’ errors and omissions insurance); fidelity bond expenses; administrative expenses (including the fees and expenses of the Service Provider or any successor service providers); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with shareholders, including the costs of preparing and printing reports to shareholders; and extraordinary expenses. Fund expenses will also include investment-related expenses, including, but not limited to, the Management Fee, brokerage commissions, dealer mark-ups, and other transactions costs on cash management; interest expense on any borrowings; and any subscription or redemption charges imposed by the Portfolio Funds.

Expense Limitation	LMPFA has agreed to waive fees and/or reimburse the expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to the Advisor Class Shares will not exceed 1.85% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to the Advisor Class Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to the Advisor Class Shares exceeding the limit described above. These arrangements will continue until December 31, 2013. Any modification or termination of these arrangements prior to December 31, 2013 will require approval of the Board of Trustees.

Custodian and Transfer Agent	The Bank of New York Mellon serves as custodian of the Fund’s assets. The Bank of New York Mellon serves as the Fund’s transfer agent. See “Custodian and Transfer Agent.”

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Purchases of Shares	The minimum initial investment in the Advisor Class Shares is $25,000. The minimum additional investment generally is $10,000. The Fund, in its sole discretion, may accept investments below these minimums, and may accept investments that are reduced below such minimums due to the assessment of fees charged directly by LMIS or Dealers for services in conjunction with an investment in the Fund and/or maintenance of investor accounts.

The Fund intends to accept initial and additional purchases of Advisor Class Shares as of the first business day of each calendar month. Advisor Class Shares are offered at their net asset value, as of that date. Advisor Class Shares may be offered more or less frequently as determined by the Fund’s Board in its sole discretion. Generally, purchases are subject to the receipt of immediately available funds three (3) business days prior to the applicable purchase date in the full amount of the purchase. The investor must also generally submit a completed Investor Certification (for initial purchases) and/or such other required documentation as required by the Fund (for both initial and subsequent purchases) at least eight (8) business days before the applicable purchase date. However, investors must confirm specific deadlines for receipt of funds and submission of the Investor Certification with their Dealer, as certain Dealers may have different deadlines than the foregoing. The Fund reserves the right to reject, in whole or in part, any purchase of Advisor Class Shares, and may suspend the offering of Shares at any time and from time to time.

LMIS has been, and the Dealers may be, retained to assist in the offer and sale of Shares. LMIS is the Fund’s distributor for the Advisor Class Shares, and serves in that capacity on a best efforts basis, subject to various conditions. See “Summary of Fund Expenses” and “Purchases of Shares.”

Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and will reduce the amount of an investor’s initial or subsequent investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Investors should direct any questions regarding such fees to the relevant Dealer.

The Fund is authorized to pay fees for recordkeeping services to Dealers. As a result, operating expenses of classes that incur new or additional recordkeeping fees may increase over time.

Repurchases of Shares

No shareholder has the right to require the Fund to redeem any of its Shares. The Fund may from time to time repurchase Shares from shareholders pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. Tender offers will apply to repurchases of whole Shares and tenders of any fractional shares will be rounded to the nearest whole number in the discretion of the Fund. The Fund may elect to repurchase less than the full amount that a shareholder requests to be

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repurchased. The Fund anticipates that each such repurchase offer will generally be limited to between 5% and 25% of the net assets of the Fund, subject to modification in the absolute discretion of the Board. There is no guarantee that any such repurchase offer shall occur.

In determining whether the Fund should offer to repurchase Shares from shareholders pursuant to repurchase requests, the Board may consider, among other things, the recommendation of LMPFA, in consultation with the Sub-Adviser, as well as a variety of other operational, business, legal and economic factors. LMPFA, in consultation with the Sub-Adviser, expects that generally it will recommend to the Board that the Fund offer to repurchase Shares from shareholders on a quarterly basis based on Fund valuation on or about March 31, June 30, September 30 and December 31 of each year. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each shareholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts. In addition, the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events. See “Repurchases of Shares.”

A shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. The Fund reserves the right to reduce the amount to be repurchased from a shareholder so that the required minimum account balance is maintained.

Transfers of Shares	There is no public market for the Fund’s Shares and none is expected to develop. The Fund will not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

A shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) its Shares (or a portion thereof) only (1) by operation of law pursuant to the death, bankruptcy, or incompetence of the shareholder; or (2) under other certain circumstances, with the consent of the Fund (which may be withheld in the sole discretion of the Fund’s Board and is expected to be granted, if at all, only under extenuating circumstances).

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The Fund generally will not consent to a transfer of Shares by a shareholder (i) unless such transfer is to a single transferee, or (ii) after the transfer of Shares, the balance of the account of each of the transferee and transferor is at least $25,000. A shareholder transferring Shares may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund or LMPFA in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. See “Transfers of Shares.”

Certain Tax Considerations	The Fund expects to qualify, and to continue to qualify as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M imposes strict requirements for the diversification of a RIC’s investments, the nature of a RIC’s income and a RIC’s distribution and timely reporting of income and gains. For each taxable year that the Fund so qualifies, the Fund will not be subject to U.S. federal income tax on that part of its taxable income that it distributes to its shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform its shareholders of the amount and character of the distributions it makes to them.

Selected Risk Considerations	An investment in the Fund’s Shares involves various material risks. The following is a summary of certain of these risks. It is not complete and you should read and consider carefully the more complete list of risks described below under “Risk Factors” before purchasing our Shares in this offering.

Principal risks associated with investing in the Fund include, but are not limited to, the following:

•

An investment in the Fund is not suitable for all investors. Investors in the Fund may incur substantial, or even total, losses on their investment. No assurance can be given that the Fund’s investment objective will be achieved.

•

The Fund is a non-diversified investment company that is not limited by the 1940 Act in the percentage of its assets that it may allocate to the securities of any one issuer. The Sub-Adviser, however, will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any underlying Portfolio Fund.

•	The Fund is heavily reliant on the Sub-Adviser and on certain key employees of the Sub-Adviser.

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•	The Sub-Adviser currently manages one U.S. registered open-end fund of funds.

•

The Fund’s performance may be affected by general economic and market conditions, including interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

•	The Fund has a limited operating history upon which prospective investors can evaluate potential performance.

•

The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. The use of leverage increases the volatility of investment returns and subjects investors to magnified losses if the Fund’s investments decline in value.

•

LMPFA and the Sub-Adviser may act as general partner and/or investment sub-adviser to other entities with investment objectives and strategies that overlap significantly with those of the Fund and may direct investments in which the Fund would be interested to entities other than the Fund. See “Conflicts of Interests.”

•

The valuation of the Fund’s investments in the underlying Portfolio Funds is ordinarily determined in accordance with the Fund’s valuation procedures. The Fund anticipates that its Portfolio Fund investments will be fair valued under the supervision of the Board of Trustees, primarily in reliance upon valuations provided by the Portfolio Funds’ third party administrators. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. However, in most cases, neither the Sub-Adviser nor the Board of Trustees will be able to directly confirm independently the accuracy of the net asset value of an underlying Portfolio Fund provided by the Portfolio Fund’s third party administrator (which valuations are unaudited, except for year end valuations).

•

An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity. The Fund is a closed-end investment company, whose Shares are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer. In addition, there is no assurance that a shareholder who requests the repurchase of its Shares will have such Shares repurchased.

•

The Fund may, in the future, form a subsidiary organized in the Cayman Islands, through which the Fund would invest in certain Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. It is not anticipated

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that the subsidiary would be registered under the 1940 Act. As an investor in the subsidiary, the Fund would not have all of the protections offered to investors by the 1940 Act. However, it is anticipated that the subsidiary would be wholly-owned and controlled by the Fund’s Board of Trustees, managed by LMPFA and subadvised by Permal. Therefore, the Fund’s ownership and control of the Subsidiary would make it unlikely that the subsidiary would take actions contrary to the interests of the Fund or its shareholders.

•

The Fund’s obligation to distribute its net income and capital gains to shareholders may prevent the Fund from taking advantage of attractive investment opportunities. Moreover, if the Fund does not generate sufficient cash flow from operations or borrowings to make such distributions, it may be forced to liquidate investments in the underlying Portfolio Funds at disadvantageous times, and in amounts that the Sub-Adviser would not otherwise contemplate. However, the Fund’s ability to make distributions in its own shares may limit the necessity to liquidate investments and/or to borrow money to comply with the Fund’s obligation to distribute its net income and capital gains in cash.

Because the Fund invests in Portfolio Funds, investors are subject to additional risks including, but not limited to, the following:

•

The Fund’s performance depends upon the performance of the underlying Portfolio Funds, the adherence of the Portfolio Funds to their selected strategies and the effectiveness of those strategies, the instruments used by the Portfolio Funds and the Sub-Adviser’s ability to select Portfolio Funds and Portfolio Managers and effectively allocate Fund assets among them.

•

The Fund will generally indemnify Portfolio Funds directly for breaches of representations and warranties made by the Fund in the subscription agreements governing the terms of its investments in Portfolio Funds. The potential liability pursuant to such indemnification may exceed the Fund’s investment in a Portfolio Fund. Portfolio Funds in which the Fund will invest will provide indemnification to their Portfolio Managers, directors, trustees and officers, among others, for liability and losses incurred or arising out of their performance of services, subject to certain limitations.

•

Portfolio Funds may invest in fixed income and other securities, including non-investment grade debt securities, and therefore, will be exposed to the risk of default by the issuers of such securities.

•

Portfolio Funds may invest in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, the prices of which may be more volatile than larger capitalization companies.

•

Portfolio Funds may employ fixed income arbitrage strategies, which involve exploiting price differentials between two or more positions. Such strategies entail the risk that the price differentials between positions move unfavorably.

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•

Portfolio Funds may invest in event-driven strategies, which entail investing in companies involved, or potentially involved, in significant corporate actions. Such investments are subject to the risk that the contemplated corporate actions do not occur or do not occur on the predicted schedule, and the risk of default, among others.

•

Portfolio Funds may invest in convertible arbitrage strategies, which attempt to exploit perceived price discrepancies in the market. To the extent such price discrepancies do not materialize, Portfolio Managers risk losses on their investments.

•

Interests in Portfolio Funds may be denominated in non-U.S. currencies, subjecting investors to the risk of unfavorable changes in currency exchange rates. In addition, Portfolio Funds may invest in securities of non-U.S. issuers, including those located in emerging markets, which are subject to additional risks such as unfavorable changes in currency exchange rates, restrictions on repatriation of investment income and capital, imposition of exchange control regulation by the U.S. or foreign governments, certain foreign or U.S. taxes and economic or political instability or disruptions in foreign countries. There is no limit on the percentage of the Fund’s assets that may be invested directly or indirectly in securities of non-U.S. issuers.

•

Portfolio Funds may use options and derivatives for hedging and non-hedging purposes, which involves a high degree of risk. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

•	Portfolio Funds may invest in distressed securities, which are particularly risky.

•	Portfolio Funds may invest in asset-backed securities, the value of which is linked to that of underlying collateral, which may be uncertain.

•	Portfolio Funds may sell securities they hold short, subjecting themselves to the theoretical risk of unlimited loss due to increases in the market prices of the securities sold short.

•	Portfolio Funds may trade forward contracts in certain commodities or assets, subjecting themselves to the risk of counterparties’ refusal or inability to perform.

•	Portfolio Funds may engage in futures transactions, instruments that are highly volatile and subject investors to a high risk of loss.

•	Portfolio Funds may invest without limitation in restricted and illiquid securities.

•	The Fund and Portfolio Funds may invest in exchange-traded funds, the risks of which generally track those of the underlying securities, instruments or indexes they are designed to track.

•	Portfolio Funds may be highly leveraged, thereby increasing the risk of volatility and loss. There is no limit on the amount of leverage an individual Portfolio Fund may utilize.

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•

Portfolio Funds may be reliant upon financing arrangements provided by banks and other sources of capital. Changes to such financing arrangements may significantly impact the investment activities of Portfolio Funds.

•

Certain Portfolio Funds (which may be responsible for a large portion of the Fund’s assets) may not be limited in the amount of assets that can be allocated to any single industry, sector or investment style or technique, thus subjecting themselves to greater risk and volatility than if assets had been allocated more broadly.

•	Portfolio Managers make investment decisions independent of the Sub-Adviser and each other, which may result in the pursuit of opposing investment strategies.

•

The Fund will invest in a number of Portfolio Funds, resulting in investment-related expenses that may be higher than if the Fund invested in only one Portfolio Fund. In addition, investments in Portfolio Funds will result in a summing of fees and expenses, in that a shareholder must bear not only the fees, administrative expenses and other costs of the Fund, but also, to the extent of the Fund’s investment in Portfolio Funds, a portion of the fees, administrative expenses and other costs of such Portfolio Funds.

•

Portfolio Managers may engage in a high level of trading, generating substantial transaction costs to be borne by investors in the Portfolio Funds, including the Fund, regardless of the profitability of such transactions.

•

Performance or incentive allocations and fees payable to Portfolio Managers may encourage Portfolio Managers to make riskier or more speculative investments than those they would make if they were receiving only a fixed fee.

•

Investments in underlying Portfolio Funds generally will be illiquid. In addition, Portfolio Funds generally permit redemptions or withdrawals only at infrequent intervals and may charge investors fees for “early withdrawals.” Upon its withdrawal of all or a portion of its interest in an underlying Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value.

•	Portfolio Funds in which the Fund will invest may engage in transactions with affiliates, to the potential detriment of investors, including the Fund.

•

The Fund may not be able to invest in certain Portfolio Funds that are oversubscribed or closed or may only be able to allocate a limited amount of assets to a Portfolio Fund that has been identified as an attractive opportunity.

•	Portfolio Funds are subject to the risk of failure of brokerage firms that execute trades, the clearing firms that such brokers use or the clearing houses of which such clearing firms are members.

•	Portfolio Managers may use proprietary investment strategies that are based on considerations, and subject to risks, that are not fully disclosed to LMPFA, the Sub-Adviser, or the Fund.

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•

Portfolio Funds make publicly available far less information than registered investment companies, such as the Fund. As a result, shareholders in the Fund will have limited information about the Portfolio Funds in which the Fund invests.

•	Certain Portfolio Funds may be newly-formed entities with little or no operating history upon which the Sub-Adviser can evaluate potential performance.

•	There is no assurance that the returns on the Fund’s investments will be commensurate with the risk of investment.

•

The Fund may not be able to vote on matters that require the approval of the investors of an underlying Portfolio Fund, including a matter that could adversely affect the Fund’s investment in a Portfolio Fund.

•	Portfolio Managers may gain access to material, non-public information, which may limit their investment opportunities.

•	Portfolio Managers of Portfolio Funds may engage in misconduct and be subject to regulatory or judicial sanction, which may negatively impact the Fund’s investments.

•

Some of the underlying Portfolio Funds may be organized outside of the United States. A Portfolio Fund organized outside of the United States may be subject to certain risks not present in a Portfolio Fund organized in the United States.

•	Ongoing volatility in the equity and debt capital markets may impede the ability of the Sub-Adviser and of Portfolio Managers to successfully identify investment opportunities.

•

Recent events in the sub-prime mortgage market and other areas of the markets have caused significant dislocations, illiquidity and volatility in the structured credit, leveraged loan and high-yield bond markets, as well as in the wider global financial markets. These events may have an adverse impact on the Fund’s and the underlying Portfolio Funds’ investments.

•	Future legislative, judicial or administrative action could adversely affect the ability of Portfolio Funds to implement their investment programs.

There are certain regulatory risks associated with an investment in the Fund, including the following:

•

Underlying Portfolio Funds generally will not be registered as investment companies under the 1940 Act or be subject to any other comprehensive regulatory scheme. As a result, Portfolio Funds will not provide investors, such as the Fund, with the same protections provided by registered investment companies.

•	Portfolio Managers may not be registered under the Advisers Act.

•	A change in law or regulatory requirements with respect to the Fund or Portfolio Managers and/or Portfolio Funds may have a negative impact on the Fund’s performance.

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There are certain tax risks associated with an investment in the Fund, including the following:

•	Failure to satisfy the diversification and distribution requirements of the Code could subject the Fund to excise taxes and regular corporate income taxes.

•

If a Portfolio Fund is classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes and the Fund makes an election to mark to market its interest in the Portfolio Fund for U.S. federal income tax purposes, the Fund will be required to recognize as ordinary income each year the excess, if any, of the fair market value of its interest in the Portfolio Fund at the end of the year over its adjusted tax basis in such interest. Alternatively, under certain circumstances the Fund may elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. Under either election, the income or gain recognized by the Fund may not be matched by corresponding cash distributions to the Fund, and the Fund may need to borrow money or to dispose of its interests in other Portfolio Funds in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4% excise tax. There can be no assurances, however, that the Fund will be successful in this regard and, accordingly, the Fund may not be able to maintain its status as a RIC.

•

The Fund may distribute dividends that are payable in cash or Shares at the election of each shareholder. In the event the Fund pays any such dividends, shareholders subject to U.S. federal income tax generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Risk Factors” beginning on page 38 of this prospectus.

Conflicts of Interests

The investment activities of LMPFA, the Sub-Adviser, LMIS, the Portfolio Managers and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the “Related Parties”), for their own accounts and other accounts they manage, may give rise to conflicts of interest that potentially could disadvantage the Fund and its shareholders. The Related Parties may provide other investment management services to other funds and discretionary managed accounts that follow investment programs which are similar to investment strategies of the Fund. The Related Parties are involved with a broad spectrum of

20

financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund or the shareholders.

The trading activities of the Related Parties are carried out without reference to positions held directly or indirectly by the Fund. In addition and more significantly, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Portfolio Managers or Portfolio Funds that are either already a part of the Fund’s portfolio or that may be appropriate for investment by the Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligation to provide the Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund may not gain exposure or may achieve reduced exposure with respect to these Portfolio Funds. The Fund’s operations may give rise to other conflicts of interest that could disadvantage the Fund and the shareholders. See “Conflicts of Interests.”

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SUMMARY OF FUND EXPENSES

The following fee table and examples are intended to assist investors in understanding the costs and expenses that an Advisor Class shareholder in the Fund will bear directly or indirectly. The expenses associated with investing in a “fund-of-hedge funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of hedge funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying Portfolio Fund level. Some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Other Expenses” and “Total Annual Fund Operating Expenses” are based on estimated amounts for the Fund’s first full year of operations and assume the Fund issues approximately 20 million Advisor Class Shares. For a more complete description of the various fees and expenses of the Fund, see “Use of Proceeds,” “Management of the Fund,” “Services,” and “Repurchases of Shares.”

SHAREHOLDER TRANSACTION EXPENSES	Percentage of Offering Price
Maximum Sales Load (as a percentage of offering price)(1)	None

ESTIMATED ANNUAL EXPENSES (as a percentage of net assets attributable to Advisor Class Shares)	Percentage of Net Assets Attributable to Advisor Class Shares
Management Fee(2)	1.10%
Other Expenses(3)	1.40%
Acquired Fund Fees and Expenses(4)	3.65%
TOTAL ANNUAL FUND OPERATING EXPENSES	6.15%
Fee Waiver and/or Expense Reimbursement(5)	(0.65)%
TOTAL ANNUAL EXPENSES AFTER FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	5.50%

(1)	LMIS, LMPFA, the Sub-Adviser and/or their affiliates may make payments for distribution, shareholder servicing, marketing and promotional activities and related expenses out of their profits and other available sources, including profits from their relationships with the Fund. These payments are not reflected as additional expenses in the fee table contained in this prospectus. The recipients of these payments may include the Fund’s distributor and affiliates of LMPFA or the Sub-Adviser, as well as non-affiliated broker/dealers, insurance companies, financial institutions and other financial intermediaries through which investors may purchase Advisor Class Shares. The total amount of these payments may be substantial to any given recipient and may exceed the costs and expenses incurred by the recipient for any Fund related marketing or shareholder servicing activities. The payments described in this paragraph are often referred to as “revenue sharing payments.” Revenue sharing arrangements are separately negotiated. Shareholders should contact LMIS or their Dealer for details about revenue sharing payments it receives or may receive. Clients of Eligible Financial Intermediaries may generally invest in Advisor Class Shares. “Clients of Eligible Financial Intermediaries” are investors who invest in the Fund through financial intermediaries that (i) charge such investors an ongoing fee for advisory, investment, consulting or similar services, or (ii) have entered into an agreement with LMIS to offer Advisor Class Shares through a no-load network or platform (“Eligible Investment Programs”). Such investors may include pension and profit sharing plans, other employee benefit trusts, endowments, foundations and corporations. Eligible Investment Programs may also include direct retail investment platforms through mutual fund “supermarkets,” where the sponsor links its client’s account (including IRA accounts on such platforms) to a master account in the sponsor’s name. The financial intermediary may impose separate investment minimums. In addition, investors may, under certain circumstances, be able to purchase Advisor Class Shares directly from the Fund.
(2)

The expenses included in this fee table are presented as a percentage of the Fund’s net assets, which means the Fund’s assets less liabilities. The Management Fee is paid based on a percentage of the Fund’s managed assets. Managed assets means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. If the Fund incurs leverage, the Management Fee as a percentage of net assets will increase. The Management Fee will be higher than if the Fund had not incurred

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leverage. In the event the Fund incurs leverage in the future, the Management Fee would be higher than presented in this fee table.
(3)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(4)	The Acquired Fund Fees and Expenses include the Fund’s estimated share of operating expenses and performance-based incentive fees and allocations of the underlying Portfolio Funds in which the Fund may invest. The costs incurred at the underlying Portfolio Fund level include management fees, administration fees, professional fees, incentive fees and allocations and other operating expenses. In addition, the underlying Portfolio Funds also incur trading expenses, including interest and dividend expenses, which are the by-product of leveraging or hedging activities employed by the Portfolio Managers in order to seek to enhance or preserve the Portfolio Funds’ returns. Brokerage and transaction costs incurred by Portfolio Funds and exchange-traded funds in which the Fund may invest are not included in Acquired Fund Fees and Expenses. The Acquired Fund Fees and Expenses listed above are based upon a pro-rata share of the fees and expenses of Portfolio Funds in which the Fund invested during the fiscal period ended March 31, 2012, as updated to reflect available data. The future fees and expenses of the Portfolio Funds may be substantially higher or lower because certain fees are based upon the performance of the Portfolio Funds, which may fluctuate over time. These indirect fees and expenses are not paid to LMPFA or the Sub-Adviser and represent the Fund’s cost of investing in the underlying Portfolio Funds. These fees are in addition to the Fund’s fees and expenses.
(5)	LMPFA has agreed to waive fees and/or reimburse the expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to the Advisor Class Shares will not exceed 1.85% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to the Advisor Class Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to the Advisor Class Shares exceeding the limit described above. These arrangements will continue until December 31, 2013. Any modification or termination of these arrangements prior to December 31, 2013 will require approval of the Board of Trustees.

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The assumed 5% annual return, which is required by the SEC, is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Examples

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

1 Year	3 Years
$55	$176

You would pay the following fees and expenses on a $25,000 investment, assuming a 5% annual return:

1 Year	3 Years
$1,372	$4,397

The examples above are based on the estimated fees and expenses set out above. The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the examples. A greater rate of return than that used in the examples would increase the dollar amount of the Fund’s pro rata portion of the Management Fee. The examples set forth above also include the “Acquired Fund (Portfolio Fund) Fees and Expenses” set forth in the fee table, an indirect expense of shareholders.

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FINANCIAL HIGHLIGHTS

Set forth below is selected financial information that has been derived from the audited financial statements of the Fund for Broker Class Shares for the period February 1, 2012 (commencement of operations) to March 31, 2012 and from the unaudited semi-annual financial statements of the Fund for the six month period ended September 30, 2012. The Fund’s financial statements for the period February 1, 2012 (commencement of operations) to March 31, 2012 were audited by KPMG LLP (“KPMG”), the Fund’s independent registered public accounting firm. See “Financial Statements and Report of Independent Registered Public Accounting Firm.” No financial highlights are presented for Advisor Class Shares because no Advisor Class Shares were outstanding for the period shown. The returns for Advisor Class Shares will differ from those of other classes to the extent that their expenses differ.

For a share of beneficial interest outstanding throughout each year ended March 31, unless otherwise noted:

	2012†	2012‡
Net asset value per share, beginning of period:	$10.04	$10.00

Income (loss) from investment operations:[1]
Net investment loss	(0.12)	(0.04)
Net change in unrealized appreciation from investments in Portfolio Funds	0.18	0.08

Total income from investment operations	0.06	0.04

Net asset value per share, end of period:	$10.10	$10.04

Total return[2]	0.60%	0.40%
Net assets, end of period (000s)	$20,796	$20,082
Ratios to average net assets:
Gross expenses[3,4]	7.52%	15.48%
Net expenses[3,4,5,6]	2.50%	2.50%
Net investment loss[3]	(2.45)%	(2.46)%
Portfolio turnover rate	1%	0%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.

†	For the six months ended September 30, 2012 (unaudited).
‡	For the period February 1, 2012 (commencement of operations) to March 31, 2012.
[1]	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
[2]

Performance figures, exclusive of sales charges, may reflect fee waivers and/or expense reimbursements. In the absence of fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total return for periods less than one year have not been annualized.

[3]	Annualized.
[4]	Does not include expenses of the Portfolio Funds in which the Fund invests.
[5]

As a result of an expense limitation, the Fund’s manager has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses attributable to the Broker Class Shares will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). This expense limitation arrangement cannot be terminated prior to December 31, 2013 without the Board of Trustees’ consent.

[6]	Reflects fee waiver and/or expense reimbursements.

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USE OF PROCEEDS

The proceeds from the sale of Shares, net of the Fund’s fees and expenses, will be invested by the Fund to pursue its investment objective and strategies as soon as practicable (and not later than 3 months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.

THE FUND

Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of underlying Portfolio Funds which are managed by a number of third-party investment managers (the “Portfolio Managers”).

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest. The Fund may invest in various Portfolio Fund structures including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of any region or country. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful. See “Risk Factors.”

Certain of the Fund’s investment policies are considered fundamental and may not be changed by the Fund’s Board of Trustees without the approval of the holders of a majority of the outstanding Shares (and preferred stock, if any). A “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares outstanding are present or represented by proxy or (ii) more than 50% of the shares outstanding, whichever of (i) or (ii) is less. See “Additional Investment Policies” for a complete list of the fundamental and non-fundamental investment policies of the Fund. There is no assurance that the Fund will achieve its investment objective.

INVESTMENT STRATEGY AND PROCESS

The combination of various Portfolio Funds that utilize alternative investment strategies and that are less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Fund will pursue its investment objective by investing substantially all of its assets in Portfolio

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Funds that employ a variety of alternative investment strategies. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest.

Portfolio Fund Structure

Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the 1940 Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Fund will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity, like the Fund, with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool, which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy

Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield and emerging markets debt;

•	Global event-driven strategies, such as distressed debt, risk arbitrage, special situations and activists;

•	Global macro, such as discretionary, systematic as well as natural resources strategies. See “Investment Categories” below for more detail on these strategies; and

•	To a lesser extent, equity long/short strategies.

The typical Portfolio Fund has greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence, Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on what investment strategies they can employ.

In connection with investing the assets of the Fund, the Sub-Adviser seeks to identify and invest the Fund’s assets primarily with Portfolio Managers with established track records that have historically been able to generate attractive returns at a level of risk deemed acceptable to the Sub-Adviser. Both quantitative and qualitative factors are considered in evaluating prospective Portfolio Managers including: general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (i.e., losses); depth of experience; organizational infrastructure; fee levels and reputation in the industry.

The Fund intends to vary its investment exposure through investments in a broad range of Portfolio Funds. The Sub-Adviser may seek to diversify among manager strategies, geographic regions, sector and asset classes. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. The combination of the Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional funds is expected to produce a portfolio that is less volatile than the general market in which the Fund invests and less correlated to such market than traditional funds investing in the same market. The Sub-Adviser will seek to control Portfolio Manager-specific risks through due diligence and the Portfolio Manager selection process, as well as subsequent ongoing monitoring.

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The Fund will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

The Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process—Investment Categories” below. The Fund’s structure and its investment approach are designed to provide investors several advantages over direct investments in private investment funds, including:

•	the ability to invest in a professionally constructed and managed investment portfolio of private investment funds;

•	access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and

•	reduced risk exposure that comes from investing with multiple Portfolio Managers that may have exhibited low correlation to one another.

Most Portfolio Funds will invest primarily in marketable securities, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds will not themselves be marketable and will have limited liquidity.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ (such as bottom-up or top-down analysis). Portfolio Funds in which the Fund will invest may include private investment limited partnerships, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in this Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

Portfolio Funds Selection Process

Although the Fund is not required to maintain exposure to any particular strategy, the Sub-Adviser anticipates that the Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies across markets and risk profiles. The Fund may invest in various structures of Portfolio Funds including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest.

The Fund, however, is not limited with respect to the types of investment strategies, including the investment strategies described above, that may be employed or the markets (including non-U.S. markets) or types of instruments in which it may invest.

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Investors in Portfolio Funds, such as the Fund, accrue significant fees and expenses in connection with such investments. The Fund will normally pay the Portfolio Funds in which it invests a management fee on a monthly or quarterly basis, which is calculated based on the Portfolio Fund’s assets under management and the value of the Fund’s investment. Portfolio Funds may also charge incentive or performance allocations or fees, which usually entail a fixed percentage of profits. During the course of an investment in a Portfolio Fund investors bear ongoing operating and administrative expenses, including the cost of third party service providers. Investors in Portfolio Funds will also bear the cost of brokerage and transaction fees incurred by the Portfolio Funds in which they invest. Investors in Portfolio Funds may incur additional fees in connection with the redemption or withdrawal of Portfolio Fund interests. The Fund may also bear part of the cost of the valuations provided to the Fund by the third party administrators of Portfolio Funds.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial transfer restrictions. In addition, the Portfolio Funds have no active trading market and generally have limited rights as to redemption. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Illiquidity of Investments in Portfolio Funds.”

The Sub-Adviser decides how many Portfolio Funds it will invest with and allocates assets to Portfolio Funds based upon, among other things, quantitative and qualitative techniques and risk management guidelines that seek exposure to the investment categories listed above. Such quantitative and qualitative factors may include, but are not limited to, general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (losses); depth of experience; organizational infrastructure; fee levels; reputation in the industry; ability to perform in up and down markets; and enhanced returns and/or lower volatility. The Fund is non-diversified under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act.

The Sub-Adviser may emphasize certain strategies that the Sub-Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. The Sub-Adviser may seek to diversify its investments in Portfolio Funds by Portfolio Manager style, geographic region and sector biases, among other factors. Based upon the number of available Portfolio Managers pursuing an investment strategy and the Sub-Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Sub-Adviser may be allocated substantially larger portions of the Fund’s assets than other Portfolio Funds. The Sub-Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

Portfolio construction reflects both a top-down and bottom-up approach. The bottom-up process includes idea generation, due diligence and portfolio monitoring with respect to Portfolio Managers and Portfolio Funds. While Portfolio Manager selection is primarily a bottom-up approach, the Sub-Adviser establishes a top-down macroeconomic view that forms the basis for setting target allocations for each major strategy and region.

The Fund will rely on the Sub-Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Managers to implement such strategies. Prospective investors should consider that the Fund’s return will be largely dependent on the ability of the Sub-Adviser to select Portfolio Managers who perform well over time.

The Sub-Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Sub-Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Sub-Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, subject to redemption and withdrawal limitations set forth by the Portfolio Funds, at any time without prior notice to, or the consent of, shareholders in the Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund must be invested.

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Investment Limitations

The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Fund will at all times limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate. However, to permit the investment of more of its assets in Portfolio Funds that do not have many investors but are deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities (securities from a class of shares with no voting rights) of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

The Fund may elect to hold non-voting securities in Portfolio Funds or waive the right to vote in respect of a Portfolio Fund. In such cases, the Fund will not be able to vote on matters that require the approval of the shareholders of the Portfolio Fund, including matters adverse to the Fund’s interests. The Fund does not intend to acquire a sufficient percentage of the economic interests in any Portfolio Fund to cause the Fund to control any Portfolio Fund. Applicable securities rules and interpretations may limit the percentage of voting or non-voting securities of any Portfolio Fund that may be held by the Fund.

As a general matter, the Portfolio Funds in which the Fund will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Fund’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Fund’s operations. Nonetheless, it is possible these practices will prevent the Fund from participating in voting on a particular issue to the maximum extent available to other shareholders. When deciding to forego or waive voting rights, the Sub-Adviser considers the interests of the Fund. The Fund has not established specific written procedures relating to this process. The 1940 Act generally prohibits registered investment companies from effecting transactions with affiliates unless specifically permitted under the 1940 Act or the SEC has granted exemptive relief. The Fund does not currently intend to seek exemptive relief from the SEC in order to effect transactions with affiliates.

Unless otherwise specified, investment limitations will be applied at the time of investment. Therefore, these percentages could be exceeded due to fluctuations in the value of the Fund’s portfolio securities or to pay expenses. The investment limitations contained in the Fund’s Prospectus apply at the time of purchase to direct investments made by the Fund. Accordingly, the Fund’s investment limitations are not applied to the portfolio securities held by the Portfolio Funds in which the Fund may invest.

Investment Categories

The Sub-Adviser anticipates that the investment strategies of the Portfolio Managers will fall within one of the investment categories as set forth below. Particular investments made by the Portfolio Funds and the risks related thereto are further discussed under “Risk Factors” below. The Portfolio Managers may also engage in certain investment strategies not described below.

1. Global fixed income strategies. Such strategies may include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, emerging markets debt.

•

U.S. and non-U.S. fixed income hedge generally involve a Portfolio Manager making long and short investments primarily in various credit instruments, including bonds, loans, asset-backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt.

•

Fixed income arbitrage. Attempts to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns.

29

•

Convertible arbitrage. Seeks to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund.

2. Global event-driven. Event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst.

•

Risk arbitrage. Seeks to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm.

•

Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events.

•	Distressed securities involves investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price.

•

Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions.

3. Global macro strategies. Seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies.

Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage.

Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Within this category are Portfolio Managers who engage in the following:

•	“Momentum investing” or “trend-following” strategies. Portfolio Managers who engage in “momentum investing” or “trend-following” attempt to take advantage of the observable tendency of the markets to

30

trend and to tend to make exaggerated movements in both upward and downward directions. These exaggerated movements can be thought of as resulting from the influence of crowd psychology, or the herd instinct, among market participants. Portfolio Managers using this strategy primarily trade liquid futures, options and forward contracts though they may take positions in cash, cash equity securities, mutual funds, and other derivative securities. These Portfolio Managers tend to use leverage when establishing positions and hold positions in several markets at the same time.

•

Other Quantitative strategies. Portfolio Managers who engage in other quantitative strategies seek to profit from discrepancies in the valuations of instruments and asset classes caused by differences in macroeconomic fundamentals and technical factors, both across and within countries using a combination of fundamental, technical, macroeconomic data, and linear and nonlinear forecasting models. Portfolio Managers will invest primarily in broad-based equity and fixed-income index futures and options, currency futures and options, commodity futures and options, and swaps, and may also invest in stocks, bonds, currencies, commodities, and other securities, in an opportunistic model-driven fashion.

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“Natural Resources Trading” strategies. Portfolio Managers using commodity trading strategies generally invest on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and autoparts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities.

The Sub-Adviser actively manages the Fund’s allocation of Portfolio Fund investments between Portfolio Funds that employ credit related strategies (e.g., global fixed income strategies) and non-credit related strategies (e.g., global event-driven and global macro strategies) based on the Sub-Adviser’s market outlook.

It is anticipated that under normal circumstances the Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to periodic repurchases of Shares, among other factors.

The Sub-Adviser intends to conduct comprehensive portfolio analysis and rebalance the Fund’s portfolio periodically. Due to the general illiquidity of the Fund’s investments in Portfolio Funds and, in some cases, restrictions on withdrawals from the Portfolio Funds, however, the Sub-Adviser may not be able to rebalance the Fund’s portfolio periodically, if necessary, or at optimal times. Periodic rebalancing of the Fund’s portfolio may create taxable distributions and other costs to shareholders.

Indemnification

Investors in Portfolio Funds, such as the Fund, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund generally indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. These representations and warranties are meant to help ensure ongoing Portfolio Fund compliance with the 1933 Act and the 1940 Act. Portfolio Fund general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents (“Covered Persons”), will generally not be liable to the Portfolio Fund or any investor in a Portfolio Fund for any act or omission taken, suffered or made by such Covered Person, except for certain specified conduct, which generally includes acts exhibiting bad faith, gross negligence or willful misfeasance (“Disabling Conduct”). Portfolio Funds will generally indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject relating to or arising out of the

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activities of a Portfolio Fund, or otherwise relating to or arising out of the Portfolio Fund’s organizational documents that took place during the time such Covered Person was a director, officer, partner, member, manager, employee or shareholder of the Portfolio Fund, except to the extent that such claims, damages, liabilities, costs or expenses resulted from such person’s own Disabling Conduct. The investors in a Portfolio Fund ultimately bear the cost of such indemnification.

In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. For other matters, an investor in a Portfolio Fund, such as the Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis. See “Risk Factors—Risks Related to the Investment Activities of the Portfolio Funds and the Fund—Indemnification of Portfolio Funds.”

Exchange Traded Funds

The Fund and Portfolio Funds may purchase and sell shares of exchange-traded funds (“ETFs”), which are a type of investment company or fund the shares of which are bought and sold on a securities exchange. An ETF generally represents a fixed portfolio of securities, derivative instruments, currencies or commodities. The Fund or a Portfolio Fund could purchase an ETF to gain exposure to a portion of the U.S. or a foreign market, or to a commodity or basket of commodities, or to hedge other investments. The risks of owning an ETF generally reflect the risks of owning the underlying securities or commodities they are designed to track. ETFs also have management fees and operating expenses that increase their costs. As a direct shareholder of an ETF, the Fund would bear its pro rata portion of the ETF’s expenses, including advisory fees. Similarly, a Portfolio Fund investing in ETFs also would bear its pro rata portion of the ETF’s expenses, including advisory fees, which the Fund indirectly would bear by investing in the Portfolio Fund. These expenses would be in addition to the fees and other expenses that the Fund or Portfolio Fund bears directly in connection with its own operations.

Other Investments

Although the assets of the Fund generally will only consist of securities issued by the Portfolio Funds and cash and cash equivalents, the Fund may also invest directly in government securities, exchange traded funds, registered investment companies and certain derivative instruments (including forward contracts and swaps). These investments, while not anticipated to represent a substantial portion of the Fund’s assets, could at times be significant. For further information related to investments in derivative instruments see “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Use of Options and Other Derivatives.”

Cayman Islands Subsidiary

The Fund, through a wholly owned subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. The Fund will not invest more than 25% of its managed assets through a Cayman Islands subsidiary. In the event the Fund forms a Cayman Islands subsidiary, LMPFA will serve as the investment adviser and the Sub-Adviser will serve as the sub-adviser to such subsidiary. In the event the Fund forms a Cayman Islands subsidiary, the Fund will look-through such subsidiary for purposes of determining compliance with the Fund’s investment restrictions (including its restriction related to the use of leverage), compliance policies and procedures and applicable custody rules. The financial statements of the subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports. The subsidiary will be controlled by the Fund’s Board of Trustees.

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PORTFOLIO CONSTRUCTION AND PROCESS

General.    The Sub-Adviser allocates the Fund’s assets among Portfolio Funds and Portfolio Managers using its diverse knowledge and experiences to assess the capabilities of the Portfolio Managers and to determine what it believes to be an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment. The Portfolio Funds in which, and Portfolio Managers with which, the Fund invests may pursue various investment strategies and are subject to special risks.

The Sub-Adviser was a pioneer in multi-manager, multi-strategy alternative investments, launching its first fund of hedge funds in 1973, and today manages a range of region and strategy focused multi-manager and single-manager portfolios, as well as investor-specific portfolios.

The Sub-Adviser’s diverse knowledge and experience in hedge fund strategy selection includes: (1) long-term experience constructing diversified hedge fund portfolios on a global basis over many market cycles; (2) the ability to synthesize the views of the underlying Portfolio Managers with whom the Sub-Adviser invests; and (3) quantitative tools to model portfolio exposure to market factors.

The four senior members of the Sub-Adviser’s Investment Committee (as defined below) have worked together for approximately 20 years and have a combined 90 years of experience in financial services. They have invested in many different market cycles and have identified and invested with a diverse group of hedge fund managers. The Sub-Adviser has substantial international research coverage of the hedge fund community. This breadth of research capability allows for a broad asset allocation perspective, which generally covers the breadth of strategies and investment objectives.

The Sub-Adviser has a long held philosophy of depth and liquid investing, with a concentration on global long/short, global macro and global credit, where assets are priced on a mark-to-market basis, rather than the more leveraged and complex mark-to-model strategies. Longstanding relationships with a diverse group of hedge fund managers bring together views from investment professionals across a wide range of disciplines and investment strategies. This input is distilled to help formulate the Sub-Adviser’s own top-down views. The Sub-Adviser’s risk models help identify portfolio exposures to market factors and how these are changing over time. The Sub-Adviser monitors and modifies its investments using these risk models.

Process of Portfolio Construction.    The Sub-Adviser generally intends to employ a multi-step process in structuring and monitoring the Fund’s portfolio. The Sub-Adviser generally employs the following steps, although the steps may be conducted in any order:

•	Idea Generation

•	Due Diligence

•	Portfolio Monitoring

•	Investment Strategy Allocation

•	Allocations to Portfolio Managers and Portfolio Funds

Idea Generation

The Sub-Adviser has extensive networks in the global investment community and excellent access to a wealth of Portfolio Managers through its three decades of experience and existing relationships. The Sub-Adviser’s access is facilitated by long-term relationships with leading Portfolio Managers and information from various affiliates.

Due Diligence

Each year the Sub-Adviser performs preliminary reviews on approximately 1,500 managers and has face-to-face meetings with approximately 500 managers, of which 150 are new manager meetings. At these meetings, the manager’s performance, investment strategy, risk management, assets under management, employee backgrounds, corporate structure and outlook are reviewed. A proprietary report is then created that contains all manager material obtained or created during the review.

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If a manager’s strategy and objective are aligned with the Sub-Adviser’s requirements, that manager is then placed on the actively monitored list and internal due diligence is performed. Should the manager pass this stage, a portfolio manager of the Sub-Adviser will then present the findings to the entire investment team with his or her recommendations, including an overview of fact-checks, reference checks, financial statement reviews and due diligence reports. The final decision on manager selection is made by consensus. The Investment Committee of the Sub-Adviser can veto a manager at any stage during the review process.

Quantitative and qualitative factors are both important parts of the Sub-Adviser’s due diligence process. The Sub-Adviser performs historical product analyses over multiple time periods and attends multiple interviews with representatives from the manager’s investment and operations teams. In performing the due diligence, the Sub-Adviser seeks to understand all sources of business risk.

On a quantitative basis, the Sub-Adviser examines monthly return patterns, standard deviations, length and size of drawdowns, downside deviation and performance during periods of stress. The Sub-Adviser also looks for systematic risk factors that can explain the returns. All analyses are applied to both the raw returns and to the de-smoothed returns. This seeks to account for potential serial correlation, as many Portfolio Fund returns, especially those that employ ‘arbitrage’ strategies, have high levels of autocorrelation that cause volatility and systematic risk to be underestimated.

When analyzing historical information, the Sub-Adviser also focuses on the ‘quality’ of the returns, taking into account the assets managed, leverage employed, market environment and the ‘breadth’ of the returns, i.e., did the gains (or losses) come from only one good (or bad) trade.

While quantitative factors are an important input for manager selection, most investment decisions are made on the margin. Virtually every manager that the Sub-Adviser meets has what appears to be a very compelling statistical record, so the final decision also becomes a qualitative one.

Internal due diligence on all prospective and current managers includes, but is not limited to, the following:

•	Review of legal structure and documentation, financial statements, analysis of key ratios, site visits,

•	Media analysis: Review all coverage on underlying managers, and

•	Report on management structure, key personnel, strategy, investment process and risks

The Sub-Adviser has a dedicated operational due diligence team that seeks to identify and mitigate operational risks assumed when allocating capital to external fund managers. As part of the due diligence process, the Sub-Adviser also has a technical due diligence analyst who works closely with the operational due diligence team and evaluates disaster recovery programs and technical infrastructure.

Portfolio Monitoring

The Sub-Adviser monitors the Portfolio Managers and Portfolio Funds on a frequent basis. This may include meetings with Portfolio Managers’ personnel, interaction with individuals and firms in the industry and gathering of information and materials from websites and other communications.

Investment Strategy Allocation

The Sub-Adviser may establish certain target allocation for major regions and strategies based on its macroeconomic view of the relevant markets. However, there are no minimum or maximum weightings to a strategy. Target allocations are continuously monitored and reviewed by the Sub-Adviser and may be readjusted accordingly.

Allocations to Portfolio Managers and Portfolio Funds

The Sub-Adviser tends to allocate to Portfolio Managers and Portfolio Funds primarily through a bottom up approach. However, the Sub-Adviser may utilize a top down view when evaluating and determining allocations. Allocations to Portfolio Managers and Portfolio Funds are monitored and reviewed on an ongoing basis by the Sub-Adviser and may be readjusted accordingly.

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ADDITIONAL INVESTMENT POLICIES

Applicability of 1940 Act Limitations

For purposes of determining compliance with the Fund’s investment restrictions and certain investment limitations under the 1940 Act, including for example, the Fund’s leverage limitations, the Fund will not “look through” Portfolio Funds in which the Fund invests, except for Portfolio Funds managed or distributed by LMPFA or the Sub-Adviser, respectively, or their affiliates. Portfolio Funds are not subject to the Fund’s investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act or the Code.

Futures Transactions

The Fund’s or the Portfolio Funds’ use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) could cause the Fund to be deemed a commodity pool or LMPFA or the Sub-Adviser a commodity pool operator (“CPO”), which would require the Fund, LMPFA or the Sub-Adviser to comply with certain rules which could result in additional costs to the Fund. As a general matter, the Fund will conduct its operations in compliance with CFTC Rule 4.5 in order to avoid regulation by the CFTC as a commodity pool. The Fund and LMPFA have claimed an exclusion from the definition of CPO under the Commodity Exchange Act (the “CEA”), pursuant to Rule 4.5 under the CEA, and, therefore, are not subject to regulation as a CPO. However, the CFTC has adopted rule amendments which would require operators of registered investment companies (such as LMPFA and the Sub-Adviser) to either keep such investment companies’ use of futures, options on futures and certain swaps below certain de minimis levels or submit to dual regulation by the CFTC and the SEC in accordance with certain proposed rules intended to “harmonize” compliance obligations of the two different regulatory regimes. Upon the compliance date of the amended rules, LMPFA (and as applicable, the Sub-Adviser) intend to either maintain their exclusion from the definition of a “commodity pool operator” with respect to the Fund under the amended rules or, if required, register as a commodity pool operator with the CFTC, which would likely result in increased Fund operating expenses. The Fund reserves the right to engage in transactions involving certain derivative instruments (including forward contracts and swaps) to the extent allowed by CFTC regulations in effect from time to time and in accordance with the Fund’s policies. The requirements for qualification as a regulated investment company may limit the extent to which the Fund may enter into futures transactions or engage in options transactions. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate cash or liquid securities in connection with futures transactions.

Fundamental Policies

The Fund’s fundamental policies listed below may not be changed without an affirmative vote of a majority of its voting securities, which means the lesser of: (i) 67% of the outstanding voting securities (by value) present at a meeting at which holders of more than 50% of the outstanding voting securities (by value) are present in person or by proxy; or (ii) more than 50% of the outstanding voting securities (by value). Such policies cannot be changed without the approval of a majority (as such majority vote is defined in the preceding sentence) of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund. Within the limits of the Fund’s fundamental policies, its management has reserved freedom of action. The Fund may not:

(1)	Borrow money or issue any senior security, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by a regulatory authority having jurisdiction, from time to time.

(2)	Invest 25% or more of the value of its total assets in the securities of issuers in any single industry or group of industries, other than securities issued by the U.S. government, its agencies or instrumentalities and repurchase agreements collateralized by securities issued by the U.S. government, its agencies or instrumentalities. The Fund will invest 25% or more of the value of its total assets in Portfolio Funds (except for temporary or defensive purposes during any period of adverse market conditions generally affecting Portfolio Funds), but will not invest 25% or more of the value of its total assets in Portfolio Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries. For purposes of this investment restriction, the Portfolio Funds are not considered part of any industry or group of industries.

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(3)	Underwrite securities of other issuers, except to the extent that it may be deemed to be an underwriter under the federal securities laws in connection with the disposition of portfolio securities.

(4)	Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may (i) invest in Portfolio Funds (including passive foreign investment companies) that hold direct or indirect interests in real estate; (ii) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (iii) invest in securities directly or indirectly secured by timber, oil, natural gas, coal, electricity or other energy-related commodities or securities issued by entities that invest in or hold such commodities; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon.

(5)	Make loans of money or securities to other persons, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6)	Purchase or sell physical commodities and commodity contracts, except that it may (a) enter into futures contracts and options thereon in accordance with applicable law and (b) purchase or sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund will not consider stock index, currency and other financial futures contracts, swaps, or hybrid instruments to be commodities for purposes of this investment policy. For purposes of this investment restriction, the Fund will not be prohibited from investing in Portfolio Funds which, in turn, invest in commodities.

All other investment policies of the Fund set forth in the Prospectus are not considered fundamental policies and may be changed by the Board of Trustees without any vote of shareholders.

For purposes of the Fund’s investment restriction related to Portfolio Funds that have investment programs that focus on investing in any single industry or group of related industries set forth in sub paragraph (2) above, investment program means the Portfolio Fund’s stated investment strategy, if any, as set forth in such Portfolio Fund’s private placement memorandum, subscription agreement, or similar document.

With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (1) above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

The ability of a closed-end fund to issue senior securities is severely circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing and form of senior securities that may be issued. Certain portfolio management techniques, such as credit default swaps, the purchase of securities on margin, short sales or the writing of puts on portfolio securities, may be considered senior securities unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To the extent the Fund covers its commitment under these transactions, including by the segregation of liquid assets, equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

The Fund has no current intention to issue preferred shares. With respect to the limitation regarding the Fund’s ability to borrow set forth in subparagraph (1) above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of

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securities on a when-issued or delayed delivery basis, entering credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund covers its obligations by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations.

With respect to these policies and other policies and investment restrictions described in this Prospectus (except the Fund’s fundamental policies on borrowings and the issuance of senior securities, and as otherwise noted herein), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such policy or restriction. The Fund’s investment policies and restrictions do not apply to the activities and transactions of Portfolio Funds in which assets of the Fund are invested, but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets). The Portfolio Funds may have different or contrary investment policies.

Non-Fundamental Policies

These investment policies may be changed by the Fund’s Board of Trustees without a vote of the Fund’s shareholders. The Fund may not,

(1)	Purchase securities on margin, except that the Fund may: (a) make use of any short-term credit necessary for clearance of purchases and sales of portfolio securities and for required distributions and (b) make initial or variation margin deposits in connection with futures contracts, options, currencies, or other permissible investments,

(2)	Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the Fund as security for indebtedness, except as may be necessary in connection with permissible borrowings or investments; and then such mortgaging, pledging or hypothecating may not exceed 33-1/3% of the respective total assets of the Fund. The deposit of underlying securities and other assets in escrow and collateral arrangements with respect to margin accounts for futures contracts, options, currencies or other permissible investments are not deemed to be mortgages, pledges, or hypothecations for these purposes,

(3)	Purchase participations or other direct interests in or enter into leases with respect to oil, gas, or other mineral explorations or development programs, except that the Fund may invest in securities issued by companies that engage in oil, gas or other mineral exploration or development activities or hold mineral leases acquired as a result of its ownership of securities, or

(4)	Invest in companies for the purpose of exercising management or control.

The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. However, to permit the investment of more of its assets in smaller Portfolio Funds deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

LEVERAGE

The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund generally may not borrow more than 33 1/3% of its net assets (which includes, for this purpose, the proceeds of such borrowings). The Fund will not incur leverage during its first year of operations.

In addition, many Portfolio Managers with whom the Fund invests utilize leveraging and/or hedging techniques. The use of leveraging techniques, which may include borrowing on margin by the Portfolio Managers, may increase the volatility of the value of the Fund’s Shares. The use of hedging techniques by the Portfolio Managers, which may include the use of short sales, may reduce the potential loss resulting from a general market decline but may also restrain maximum capital growth in times of a general market rise.

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RISK FACTORS

The Fund’s investment program is speculative and entails substantial risks. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below. Many of those risks are discussed elsewhere in this Prospectus. Investors should consult their own legal, tax and financial advisers as to all these risks and an investment in the Fund generally. Investors should only invest in the Fund as part of an overall investment strategy.

The risk factors generally fall into one of four broad categories:

•	Risks Related to an Investment in the Fund
•	Risks Related to the Investment Activities of the Portfolio Funds and the Fund
•	Regulatory Risks Associated with the Fund
•	Certain Tax Considerations with Respect to an Investment in the Fund

Risks Related to an Investment in the Fund

Investment in the Fund Is Not Suitable for All Investors.    An investment in the Fund should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment. An investor could incur substantial, or even total, losses on an investment in the Fund. The Shares are only suitable for persons willing to accept this high level of risk.

The Investment Program Is Speculative and Entails Substantial Risks.    All securities investing and trading activities risk the loss of capital. No assurance can be given that the Fund’s investment objective will be achieved, that the performance of the Fund will be positive over any period of time, or that shareholders will not suffer losses. Many of the Portfolio Funds may use leverage, engage in short sales and derivative transactions, maintain concentrated portfolios, invest in illiquid securities or pursue other speculative and risky strategies. The Fund may experience significant losses from investing in Portfolio Funds that use such strategies. Moreover, there is no limit on the types of investments the Portfolio Funds may make. As a result, the discussion in this Prospectus of potential investments that a Portfolio Fund may make cannot be comprehensive. Investors should consider the possibility that the Portfolio Funds may make virtually any kind of investment, which will subject investors to risks associated with such investments.

Non-diversification.    As a non-diversified investment company, the Fund is not subject to the percentage limitations imposed by the 1940 Act on the portion of its assets that may be invested in the securities of any one issuer. As a result, the investment portfolio of the Fund may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

Lack of Cash Flow for Required Distributions.    In order to qualify and to continue to qualify as a regulated investment company under the Code, the Fund must distribute substantially all of its net investment income and capital gains to shareholders. The Fund’s obligation to distribute its net income and capital gains to shareholders may prevent the Fund from taking advantage of attractive investment opportunities. Moreover, if the Fund does not generate sufficient cash flow from operations to make such distributions, it may be forced to liquidate investments in the underlying Portfolio Funds at disadvantageous times, and in amounts that the Sub-Adviser would not otherwise contemplate, or to borrow money. The requirement to make annual shareholder distributions may therefore inhibit the Fund’s ability to achieve its investment objective. However, the Fund’s ability to make distributions in its own shares may limit the necessity to liquidate investments and/or to borrow money to comply with the Fund’s obligation to distribute its net income and capital gains in cash.

Reliance upon the Sub-Adviser.    The success of the Fund depends on the ability of the Sub-Adviser, and particularly on certain key employees of the Sub-Adviser, to develop investment strategies and select Portfolio Managers to achieve the Fund’s investment objective. The Fund’s investment performance could be materially adversely affected if any of such key employees were to die, become ill or disabled or otherwise cease to be involved in the active management of the business of the Fund’s portfolio. The Sub-Adviser is subject to oversight by LMPFA and the Board. As with any managed fund, the Sub-Adviser may not be successful in selecting the best-performing Portfolio Funds or Portfolio Managers, and the Fund’s performance may lag behind

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that of similar investment vehicles as a result. The Sub-Adviser has limited experience in managing registered investment companies. The Sub-Adviser currently manages one U.S. registered fund of funds. The Sub-Adviser has 39 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

General Economic and Market Conditions.    The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of the Fund’s investments and the Portfolio Funds’ investments. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in losses.

Limited Operating History.    The Fund has a limited operating history upon which prospective investors can evaluate potential performance. The past investment performance of other funds managed by LMPFA, the Sub-Adviser or of Portfolio Managers with which the Fund invests or expects to invest may not be construed as an indication of the future results of an investment in the Fund.

Conflicts of Interest.    LMPFA and the Sub-Adviser may act as general partner and/or investment adviser to other entities with investment objectives and strategies that overlap significantly with those of the Fund and may direct investments in which the Fund would be interested to entities other than the Fund; thus, giving rise to conflicts of interest that may disadvantage the Fund. See “Conflicts of Interest.”

Use of Leverage.    The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund generally may not borrow more than 33 1/3% of its net asset value (which includes, for this purpose, the proceeds of such borrowing). The use of leverage can substantially increase the risks to which investments in the Fund are subject. The use of leverage increases the volatility of investment returns and subjects shareholders to magnified losses if the return on the Fund’s investments does not exceed the costs of the borrowings or if investments decline in value. In addition, the Fund is subject to the risk that the interest rates payable on its borrowings move in a way not anticipated by the Sub-Adviser, which may force the sale of Fund investments at a disadvantageous time. If used, there is no assurance that the Fund’s leveraging strategies will be successful. Because the fees received by LMPFA and the Sub-Adviser are based on the total managed assets of the Fund (including assets attributable to any leverage that may be outstanding), LMPFA and the Sub-Adviser have a financial incentive to use borrowings, which may create a conflict of interest between LMPFA and the Sub-Adviser on the one hand, and the shareholders, on the other hand. The fees paid to LMPFA and the Sub-Adviser are based on the Fund’s managed assets because the Fund’s investable assets are greater when the Fund incurs leverage. The Fund’s incurrence of leverage is subject to Board oversight. As a result of recent market events, the costs of leverage for funds similar to the Fund have increased.

Valuation.    The valuation of the Fund’s investments in the underlying Portfolio Funds is determined in accordance with the Fund’s valuation procedures. The Fund anticipates that its Portfolio Fund investments will be fair valued under the supervision of the Board of Trustees, primarily in reliance upon valuations supplied by the Portfolio Funds’ third party administrators. In the event that a Portfolio Fund’s third party administrator does not report a month-end net asset value (an “Underlying NAV”) to the Fund, on a timely basis, the Fund would determine the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its portfolio. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. However, neither the Sub-Adviser nor the Board of Trustees will be able to independently confirm the accuracy of the net asset value of an underlying Portfolio Fund provided by the Portfolio Fund’s third party administrator (which valuations are unaudited, except for year-end valuations).

Any valuations provided by the Portfolio Fund’s third party administrator upon which the Fund will calculate its net asset value and net asset value per share may be subject to later adjustment based on valuation

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information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. See “Determination of Net Asset Value.”

Limited Liquidity.    An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity. The Fund is a closed-end management investment company designed primarily for long-term investment and is not intended to be a trading vehicle. The Shares are not listed for trading on any securities exchange. There is no public market for the Shares and none is expected to develop. The Shares therefore are not readily marketable and shareholders must be prepared to hold Shares for an indefinite period of time. Because the Fund is a closed-end management investment company, Shares may not be redeemed on a frequent basis and may not currently be exchanged for shares of any other fund.

Although the Fund expects to offer to repurchase Shares from shareholders from time to time, no assurance can be given that these repurchases will occur as scheduled or at all. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Portfolio Funds in a timely manner. Some Portfolio Funds impose a lock-up on their investors precluding them from redeeming their investments for a period of time. Portfolio Funds with lock-ups may, in some cases, allow investors to redeem their investments during the lock-up period subject to a penalty. Additionally, Portfolio Funds typically hold back some percentage of full redemptions until they complete their annual audits. Portfolio Funds generally have the right to suspend investor redemptions at their discretion. Consequently, the Fund may be highly illiquid. There may be times when the Sub-Adviser intends to redeem the Fund’s investment with a Portfolio Fund, but cannot immediately do so even when other investors in the Portfolio Fund are able to redeem. This could negatively impact the Fund and the Fund’s ability to conduct a repurchase.

Even if the Fund makes a tender offer, there is no guarantee that shareholders will be able to sell all of the Shares that they desire to sell in any particular tender offer. If a tender offer is oversubscribed by shareholders, the Fund will generally repurchase only a pro rata portion of the Shares tendered by each shareholder. A large investor in the Fund seeking repurchase may cause a greater likelihood of all shareholders seeking repurchase having their requests reduced pro rata. The potential for pro ration may cause some shareholders to tender more Shares for repurchase than they otherwise would wish to have repurchased, which may adversely affect others wishing to participate in the tender offer.

Subsidiary Risk.    The Fund may, in the future, form a subsidiary organized in the Cayman Islands, through which the Fund would invest in certain Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. It is not anticipated that the subsidiary would be registered under the 1940 Act. As an investor in the subsidiary, the Fund would not have all of the protections offered to investors by the 1940 Act. However, it is anticipated that the subsidiary would be wholly-owned and controlled by the Fund’s Board of Trustees, managed by LMPFA and subadvised by Permal. Therefore, the Fund’s ownership and control of the Subsidiary would make it unlikely that the subsidiary would take actions contrary to the interests of the Fund or its shareholders.

Market Disruption and Geopolitical Risk.    The aftermath of the wars in Iraq and Afghanistan, instability in the Middle East and terrorist attacks in the United States and around the world may have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the military actions in Iraq and Afghanistan cannot be predicted with any certainty. Terrorist attacks closed some of the U.S. securities markets in 2001, and similar events cannot be ruled out in the future. The wars and occupations, terrorism and related geopolitical risks have led, and may in the future lead to, increased short-term market volatility and may have adverse long-term effects on the U.S. and world economies and markets generally. These risks may adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, investor psychology, credit risk, inflation and other factors relating to the Shares.

Government Intervention in Financial Markets.    The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. The impact of these measures is not yet known and cannot be predicted. U.S. federal and

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state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective. The Sub-Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Direct Investments of the Fund.    In addition to investments in Portfolio Funds, the Fund may invest directly in exchange-traded funds, which will provide the Fund with exposure to other securities, asset classes and/or alternative investment strategies. The Fund, through a subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. The Fund will not invest more than 25% of its managed assets through a Cayman Islands subsidiary. Regulated investment companies such as the Fund often have invested in commodities indirectly through foreign subsidiaries in order to have such income treated as qualifying income for purposes of the 90% gross income test set forth under Subchapter M of the Code. Although the Internal Revenue Service has issued many private letter rulings confirming that treatment, it recently announced that it was suspending the issuance of future rulings in that regard. Thus, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not ultimately uphold, that the indirect investment in commodities through a foreign subsidiary produces non-qualifying income for purposes of the 90% gross income test set forth under Subchapter M of the Code. The Fund will only make such indirect investments in commodities through a foreign subsidiary to the extent that doing so would not result in disqualification as a RIC under Subchapter M of the Code. Other than the Portfolio Funds and exchange-traded funds, the only other assets the Fund will hold are cash and cash equivalents, including securities of the U.S. government and its agencies and instrumentalities, commercial paper, bank certificates of deposit or shares of money market funds, government securities and certain derivative instruments (including forward contracts and swaps). See “—Risks Related to the Investment Activities of the Portfolio Funds and the Fund” and “—Use of Options and Other Derivative Instruments.”

Temporary Defensive Position.    In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents, including securities of the U.S. government and its agencies and instrumentalities, commercial paper, bank certificates of deposit or shares of money market funds. The Fund’s investments in foreign cash equivalents will be limited to those that, in the opinion of the Sub-Adviser, equate generally to U.S. commercial paper and securities of the U.S. government and its agencies and instrumentalities. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks, in terms of assets, that are subject to regulatory supervision by the U.S. government or state governments, and the obligations of the 100 largest foreign banks, in terms of assets, with branches or agencies in the United States. These investments may be inconsistent with the Fund’s investment objective and may result in a loss of investment opportunity, which could in turn result in a lower return than would have been obtained had the Fund adhered to its standard investment policies.

Risks Related to the Investment Activities of Portfolio Funds and the Fund

Dependence on Portfolio Funds.    The assets of the Fund will be substantially invested in Portfolio Funds advised by independent Portfolio Managers. The Fund’s performance depends upon the performance of the underlying Portfolio Funds, the adherence of the Portfolio Funds to their selected strategies and the effectiveness of those strategies, the instruments used by the Portfolio Funds and the Sub-Adviser’s ability to select Portfolio Funds and Portfolio Managers and effectively allocate the Fund’s assets among them. The Portfolio Funds may trade in a broad spectrum of securities, financial instruments, currencies, and market indices by means of direct purchases of securities, futures and forward contracts, and related options and cash contracts on organized and over-the-counter markets.

Indemnification of Portfolio Funds.    The subscription agreement governing the terms of an investment in a Portfolio Fund generally includes an indemnification by the investor to the Portfolio Fund for breaches of representations and warranties made by the investor in the subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. Additionally, the

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governing documents of the Portfolio Funds in which the Fund will invest provide indemnification and/or exculpation for their general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents for liabilities and losses incurred or arising out of their performance of services, except under certain circumstances. The economic risk to the Fund of indemnifying a Portfolio Fund may be greater in situations in which a Portfolio Fund has few investors or in which the Fund owns a significant percentage of the economic interests in the Portfolio Fund. Furthermore, Portfolio Funds may enter into indemnification arrangements and other arrangements with service providers and other parties that impose limitations on liability of such parties. In order to meet a particular debt or obligation, an investor or former investor in a Portfolio Fund, such as the Fund, may be required to make additional contributions or payments to such Portfolio Fund up to, but in no event in excess of, the aggregate amount of withdrawals and distributions actually received by it from the Portfolio Fund during or after the fiscal year (or relevant portion thereof) to which such debt or obligation is attributable.

Highly Volatile Markets.    The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which the assets of a Portfolio Fund or the Fund may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and the Fund are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

Fixed Income Securities.    It is anticipated that Portfolio Funds will invest in fixed income securities, and therefore, may be exposed to the risk of default by the issuers of such securities. Such defaults may result in delays in payment, or nonpayment, of interest or principal. Furthermore, the price of fixed income securities also may fluctuate with changes in prevailing interest rates and/or in the creditworthiness of the issuer; these fluctuations may result in a loss of capital.

Portfolio Funds may invest in non-investment grade debt securities (commonly referred to as “junk bonds”). Non-investment grade debt securities generally offer a higher yield than that available from investment grade securities, but involve greater risk. The returns of non-investment grade debt securities are also very sensitive to: (i) adverse changes in general economic conditions; (ii) changes in the financial condition of their issuers; (iii) changes in interest rates; and (iv) changes in market liquidity. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Non-investment grade debt securities have historically experienced greater default rates than investment grade securities.

Fixed Income Arbitrage.    Fixed income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, asset-backed securities, commodity and financial futures, options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change. Certain corporate and asset-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies. Many other unforeseeable events,

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including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

Investment in Equity Securities; Undervalued Companies.    Portfolio Funds’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Equity positions may be taken in small and medium capitalization companies with limited operating histories and financial resources and small management groups. Those stocks, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in stocks of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in some small-capitalization stocks, an investment in those stocks may be considered illiquid.

Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. The level of volatility in portfolio holdings also may be increased to the extent the market moves in a manner not anticipated by a Portfolio Manager. Additionally, certain of the Portfolio Managers may invest in securities that they consider to be undervalued. These securities may be issued by companies in financial distress from which there can be no assurance that they will recover. In the event of an economic downturn, many companies in “turnaround” situations are likely to fail, causing their securities to become worthless.

Event-Driven Investments.    Portfolio Funds may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Likewise, a Portfolio Fund’s investments may be in markets or companies in the midst of a period of economic or political instability. In any investment opportunity involving these types of business enterprise, there exist a number of risks, such as the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to a Portfolio Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, Portfolio Funds may be required to sell its investment at a loss. Further, in any investment in an unstable political or economic environment, there exists the risk of default as to debt securities and bankruptcy or insolvency with respect to equity securities. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies or situations in which Portfolio Funds may invest, there is a potential risk of loss by the Investment Fund of its entire investment in such companies.

Convertible Arbitrage.    The success of the investment activities of a Portfolio Manager involved in convertible arbitrage will depend on such Portfolio Manager’s ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that a Portfolio Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Portfolio Manager will seek to invest will reduce the scope for the Portfolio Manager’s investment strategies. In the event that the perceived mispricings underlying such Portfolio Manager’s positions fail to materialize as expected, the positions could incur a loss.

The price of a convertible bond, like other bonds, changes inversely to changes in interest rates. Hence, increases in interest rates could result in a loss on a position to the extent that the short stock position does not correspondingly depreciate in value. While Portfolio Managers typically try to hedge interest rate risk via interest rate swaps and Treasuries, residual interest rate risk can adversely impact the portfolio. The price of convertible bonds is also sensitive to the perceived credit quality of the issuer. Convertible securities purchased by Portfolio Managers will decline in value if there is a deterioration in the perceived credit quality of the issuer or a widening of credit spreads and this decline in value may not be offset by gains on the corresponding short equity position.

Convertible bond arbitrage portfolios are typically long volatility. This volatility risk is difficult to hedge since the strike price and often the maturity of the implied option are unknowns. A decline in actual or implied stock volatility of the issuing companies can cause premiums to contract on the convertible bonds. Convertible

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arbitrageurs are also exposed to liquidity risk in the form of short squeezes in the underlying equities or due to widening bid/ask spreads in the convertible bonds. Liquidity risk often can be exacerbated by margin calls since most arbitrageurs run leveraged portfolios. Convertible arbitrage strategies are also subject to risk due to inadequate or misleading disclosure concerning the securities involved. There have been cases where final prospectuses are different from drafts and important clauses are misinterpreted, both leading to significant losses for arbitrageurs. Also, in the absence of anti-dilution provisions in a convertible security, losses could occur in the event the underlying stock is split, additional securities are issued, a stock dividend is declared or the issuer enters into another transaction which increases its outstanding securities.

Foreign Investments.    Portfolio Funds’ investment portfolios may include non-U.S. securities. To the extent a Portfolio Fund invests in securities in markets outside the U.S. or denominated in currencies other than U.S. dollars, the Fund will be subject to certain risks not typically associated with investing in the United States. There is no limit on the percentage of the Fund’s assets that may be invested directly or indirectly in securities of non-U.S. issuers. These risks include unfavorable changes in currency exchange rates, restrictions on repatriation of investment income and capital, imposition of exchange control regulation by the U.S. or foreign governments, certain foreign or U.S. taxes, and economic or political instability or disruptions in foreign countries. Further, Portfolio Managers may have access to less information about some non-U.S. companies than they would have about comparable U.S. companies, and financial information may not be subject to standards comparable to those imposed on companies traded in U.S. markets, making the bases for investment decisions less dependable. Some Portfolio Managers may be constituted and domiciled in jurisdictions where there is no regulatory oversight of their activities and limited or no investor protection laws. In managing the investments of a Portfolio Fund, Portfolio Managers may trade on exchanges and markets that are less regulated than those in the United States. For example, certain exchanges may not provide the same assurances of the integrity (financial or otherwise) of a market-place and its participants as do U.S. exchanges. Further, trading on certain exchanges may be conducted in a manner such that all participants are not afforded an equal opportunity to execute certain trades and may also be subject to a variety of political influences and the possibility of direct government intervention. The Portfolio Funds may invest a substantial portion of their assets in securities of non-U.S. issuers and the governments of non-U.S. countries. These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including, but not limited to, political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments, and reduced liquidity. Continuing uncertainty as to the status of the Euro and the European Monetary Union (the “EMU”) has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s investments.

Use of Options and Other Derivatives.    Certain of the Portfolio Managers may engage in a substantial amount of options trading, both for speculative and for hedging purposes. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire investment in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire investment in the put option.

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Options trading also involves certain risks which trading in the underlying securities alone does not. For example, interest rates and market volatility affect option values, and options have limited life spans and may expire worthless despite the underlying position becoming profitable soon thereafter.

Certain of the Portfolio Managers make extensive use of other types of derivatives in their trading. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors which generally have a much less direct impact on the price levels of the underlying instruments. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk. The Sub-Adviser, on behalf of the Fund, and Portfolio Managers on behalf of Portfolio Funds, may consider it appropriate, subject to applicable regulations and restrictions, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in their investment programs. Such investment techniques can substantially increase the adverse impact of investment risks to which the Fund’s investment portfolio may be subject.

Hedging Transactions.    The Portfolio Managers of the Portfolio Funds may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase, it may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to fully protect a Portfolio Fund’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Portfolio Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the non-occurrence of other events being hedged may result in a poorer overall performance for the Fund than if the Portfolio Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions being hedged. Such imperfect correlation may prevent the Portfolio Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

Foreign Currency Transactions.    Foreign currency transactions are entered into for the purpose of hedging against foreign exchange risk arising from the Portfolio Fund’s investment or anticipated investment in securities denominated in foreign currencies. A Portfolio Fund also may enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. Foreign currency transactions include the purchase of foreign currency on a spot (or cash) basis, contracts to purchase or sell foreign currencies at a future date (forward contracts), the purchase and sale of foreign currency futures contracts, and the purchase of exchange traded and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies.

These hedging transactions do not eliminate fluctuations in the underlying prices of the securities which the Portfolio Fund owns or intends to purchase or sell. They simply establish a rate of exchange which can be achieved at some future point in time.

Foreign currency exchange rates may fluctuate significantly over short periods of time. A forward foreign currency exchange contract reduces the Portfolio Fund’s exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency, it will receive. Contracts to sell foreign currency will limit any potential gain which might be realized by the Portfolio Fund if the value of the hedged currency increases. In the case of forward contracts entered into for the purpose of increasing return, the Portfolio

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Fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts also involve the risk that the counterparty to the contract may fail to perform its obligations to the Portfolio Fund. The purchase and sale of foreign currency futures contracts and the purchase of call and put options on foreign currency futures contracts and on foreign currencies involve certain risks associated with derivatives.

Investment in Gold.    The Fund, including through a subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. The Fund may also invest in gold through exchange-traded Funds. Investments related to gold are considered speculative. The price of gold can fluctuate widely and be affected by numerous factors beyond the Fund’s control including; global or regional political, economic or financial events and situations; investors’ expectations with respect to the future rates of inflation and movements in world equity, financial and property markets; global supply and demand for gold, which is influenced by such factors as mine production and net forward selling activities by gold producers, central bank purchases and sales, jewelry demand and the supply of recycled jewelry, net investment demand and industrial demand, net of recycling; interest rates and currency exchange rates, particularly the strength of and confidence in the U.S. dollar; and investment and trading activities of Portfolio Funds, commodity funds and other speculators.

The possibility of large-scale distress sales of gold in times of crisis may have a short-term negative impact on the price of gold and adversely affect the Fund. For example, economic, political or social conditions or pressures may require central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets, to liquidate their gold assets all at once or in an uncoordinated manner. The demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market.

Counterparty Credit Risk.    Many of the markets in which the Portfolio Funds effect their transactions are “over-the-counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To the extent a Portfolio Fund invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries.

Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund to the risk that counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties. Portfolio Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Distressed Securities.    Certain of the companies in whose securities the Portfolio Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of such companies can cause their securities to be particularly risky. Such securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. A Portfolio Fund’s investment in any instrument is subject to no minimum credit standard, and a significant portion of the obligations and preferred stock in which a Portfolio Fund may invest may be less than investment grade (commonly referred to as “junk bonds”), which may result in the Portfolio Fund experiencing greater losses than it would incur if investing in

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higher rated instruments. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.

Asset-Backed Securities.    Portfolio Funds may invest in asset-backed securities (“ABS”). The risks associated with ABS include: (1) credit risk associated with the performance of the underlying collateral; (2) adverse changes in economic conditions and circumstances; (3) prepayment risk, which can lead to significant fluctuations in the value of the ABS; (4) loss of all or part of the premium, if any, paid; and (5) decline in the market value of the security, whether resulting from changes in interest rates, prepayments on the underlying collateral or perceptions of the credit risk associated with the underlying collateral.

Short Selling.    Portfolio Funds may engage in short-selling. A short sale is effected by selling a security which the seller does not own or, if the seller does own the security, is not to be delivered upon consummation of the sale. Short sales can, in some circumstances, substantially increase the impact of adverse price movements in the portfolio of a Portfolio Fund. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Portfolio Fund of buying securities to cover the short position.

Portfolio Funds may also effect short sales “against the box.” These transactions involve selling short securities the Portfolio Fund owns (or has the right to obtain). When a Portfolio Fund enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Portfolio Funds will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

Trading Forward Contracts.    Portfolio Funds and the Fund may trade forward contracts in certain commodities or assets with U.S. and non-U.S. banks and dealers. A forward contract is a contractual obligation to purchase or sell a specified quantity of a commodity or asset at or before a specified date in the future at a specified price. Forward markets, including foreign currency markets, offer less protection against defaults in trading than is available when trading occurs on an exchange. Forward contracts are not guaranteed by an exchange or clearing house, and therefore a non-settlement or default on a contract would deprive the Fund, or a Portfolio Fund, that trades forward contracts of unrealized profits or force it to cover its commitment to purchase and resale, if any, at the current market price.

Additional risks of the forward markets include: (i) the forward markets are generally not regulated by any U.S. or non-U.S. governmental or regulatory authorities; (ii) there are generally no limitations on forward transactions, although the counterparties with which the Fund or a Portfolio Fund may deal may limit the size or duration of positions available as a consequence of credit considerations; (iii) participants in the forward markets are not required to make continuous markets in forward contracts; and (iv) the forward markets are “principals’ markets” in which performance with respect to a forward contract is the responsibility only of the counterparty with which the trader has entered into a contract (or its guarantor, if any), and not of any exchange or clearing house. As a result, if a Portfolio Fund or the Fund trades forward contracts, it will be subject to the risk of inability or refusal to perform with respect to such contracts on the part of the counterparties with which it trades.

Futures.    Portfolio Managers may engage in futures transactions as part of their investment strategy. Although often utilized to hedge investments, these are highly specialized transactions that entail greater than ordinary investment risks. These instruments are highly volatile and expose investors to a high risk of loss. The low initial margin deposits normally required to establish a futures position permit a high degree of leverage. As a result, a relatively small movement in the price of a futures contract may result in a profit or loss that is high in proportion to the amount of funds actually placed as initial margin, and may result in unquantifiable further loss exceeding any margin deposited.

Restricted and Illiquid Securities.    Portfolio Funds may invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. The market prices, if any, for illiquid securities tend to

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be volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

Where registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Fund may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Portfolio Fund might obtain a less favorable price than prevailed when it decided to sell. Portfolio Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Exchange-Traded Funds.    The Portfolio Funds and the Fund may purchase and sell shares of exchange traded funds (“ETFs”), which are a type of company bought and sold on a securities exchange. An ETF represents a fixed portfolio of securities typically designed to track a particular market index. A fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market or to hedge other investments. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile. ETFs also have management fees that increase their costs. As a shareholder of an ETF directly, the Fund would bear its pro rata portion of the ETF’s expenses, including advisory fees. Similarly, a Portfolio Fund investing in ETFs also would bear its pro rata portion of the ETF’s expenses, including advisory fees, which the Fund indirectly would bear by investing in the Portfolio Fund. These expenses would be in addition to the fees and other expenses that the Fund or Portfolio Fund bears directly in connection with its own operations.

Use of Leverage.    Portfolio Funds may utilize leverage in their investment programs, subject to the restrictions (if any) set forth in their documentation. Such leverage may take the form of loans for borrowed money, trading on margin or other forms of direct and indirect borrowings, or the use of derivative instruments, including, among others, forward contracts, futures contracts, options, swaps and reverse repurchase agreements, and other instruments and transactions that are inherently leveraged. The utilization of leverage by the Portfolio Funds in which the Fund invests will increase the volatility of the Fund’s investments. Portfolio Funds will not be subject to 1940 Act restrictions on the incurrence of indebtedness. There may be no limit on the amount of leverage an individual Portfolio Fund may utilize. Such leverage increases both the possibilities for profit and the risk of loss. Borrowings will usually be from securities brokers and dealers and will typically be secured by the Portfolio Fund’s securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the obligations, and if the Portfolio Fund were unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the obligation to the broker-dealer. Liquidation in that manner could have extremely adverse consequences. In addition, the amount of the borrowings in a Portfolio Fund and the interest rates on those borrowings, which will fluctuate, will have a significant effect on the Fund’s profitability.

Short-term margin borrowings by Portfolio Funds result in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Portfolio Funds have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Portfolio Funds could be subject to a “margin call,” pursuant to which they would either have to deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of a Portfolio Fund, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

Portfolio Managers may face a potential conflict of interest in choosing to increase the leverage used by a Portfolio Fund, since the use of greater leverage may increase a Portfolio Manager’s compensation.

Financing Arrangements.    As a general matter, the banks and dealers that provide financing to Portfolio Funds have considerable discretion in setting and changing their margin, haircut, financing, and collateral valuation policies. Changes by banks and dealers in any of the foregoing policies may result in large margin

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calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can be no assurance that any particular Portfolio Fund will be able to secure or maintain adequate financing, without which an investment in such Portfolio Fund may not be a viable investment.

Securities Lending.    Some or all of the Portfolio Funds may lend securities from their portfolios to brokers, dealers, and other financial institutions needing to borrow securities to complete certain transactions. The lending portfolio continues to be entitled to payments of amounts equal to the interest, dividends, or other distributions payable on the loaned securities, as well as interest on the investment of any collateral or a fee from the borrower. Portfolio Funds may not be subject to the same borrowing limitations that apply to registered investment companies. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially.

Concentration of Investments.    The Fund is not limited in the amount of assets that can be allocated to any single investment style or technique. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. However, the underlying Portfolio Funds may not be subject to any limits on the amount of assets that can be invested in any single industry, sector or investment style or technique, subjecting the Portfolio Funds to greater risk and volatility than if investments had been more widely diversified.

Multi-Manager Strategy.    In order to diversify among trading methods and markets, the Sub-Adviser will select a number of Portfolio Managers. Portfolio Managers make investment decisions independent of the Sub-Adviser and each other. Portfolio Funds may thus compete with each other from time to time for the same positions in the markets. Conversely, a Portfolio Fund could hold from time to time opposite positions in the same security as held by other Portfolio Funds. Each such position could cause the Fund, through a Portfolio Fund, transactional expenses but might not generate any recognized gain or loss. There is no assurance that selection of multiple Portfolio Managers will be more successful than selection of a single Portfolio Manager. The Sub-Adviser may reallocate the Fund’s assets among the Portfolio Funds at any time. Any such reallocation could adversely affect the performance of the Fund or of any one Portfolio Fund.

Summing of Fees.    Investments in Portfolio Funds will result in a summing of fees and expenses in that a shareholder must bear not only the fees, administrative expenses and other costs of the Fund, but also, to the extent of the Fund’s investment in Portfolio Funds, a portion of the fees, administrative expenses and other costs of such Portfolio Funds. The Fund will invest in a number of Portfolio Funds, resulting in investment related expenses that may be higher than if the Fund invested in only one Portfolio Fund. Fixed fees payable to the Portfolio Managers of Portfolio Funds generally range from 1% to 3% (annualized) of the value of the Fund’s investment, and incentive allocations or fees will generally range from 15% to 25% of a Portfolio Fund’s net profits or performance. The Fund may be obligated to pay or bear a portion of incentive fees based on individual Portfolio Managers’ and Portfolio Funds’ performances even if the Fund as a whole generated no net trading profits or lost money during a particular period.

Brokerage Commissions/Transaction Costs.    Certain of the Portfolio Managers with whom the Fund may invest engage in a high level of trading, and the turnover of the portfolios they manage may generate substantial brokerage and/or other transaction costs. These costs will be borne by the Fund, in whole or in part, regardless of the profitability of such trading activity. High portfolio turnover rates can also have adverse tax consequences to investors. In addition, the redemption or withdrawal of the Fund’s investment in a Portfolio Fund could involve expenses to the Fund under the terms of the Fund’s investment.

Consequences of Performance Fees.    Performance fees or incentive allocations payable to Portfolio Managers could encourage the Portfolio Manager to make investments on behalf of a Portfolio Fund that are riskier or more speculative than the Portfolio Manager would if it were receiving only a fixed fee.

Portfolio Funds Transactions with Affiliates.    The 1940 Act sets forth limitations on a registered fund’s ability to conduct transactions with affiliates. These limitations, set forth under Section 17 of the 1940 Act, include restrictions on the sale of securities and other transactions between a registered fund and an affiliate or an

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affiliate of an affiliate. Such restrictions do not apply to Portfolio Funds. As a result, Portfolio Funds may engage in transactions with affiliates, to the potential detriment of investors, including the Fund.

Illiquidity of Investments in Portfolio Funds.    The Fund’s investments in the underlying Portfolio Funds generally will be illiquid and generally may not be transferred without the consent of the Portfolio Fund without complying with cumbersome procedures. The Fund may be unable to redeem or withdraw its investment in an underlying Portfolio Fund when desired (and therefore incur losses), or may be required to sell such investment regardless of whether it desires to do so.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial restrictions and no active trading market. Portfolio Funds generally permit redemptions or withdrawals only at infrequent intervals, and in some cases only up to a specified percentage of assets. Portfolio Funds may permit or require that redemptions or withdrawals of shares be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Sub-Adviser would seek to cause the Fund to dispose of these securities in a manner that is in the Fund’s best interests. The Fund may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Sub-Adviser to redeem or withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Fund also may be subject to fees imposed on redemptions or withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund. To the extent the Fund’s holdings in a Portfolio Fund afford it no ability to vote on matters relating to the Portfolio Fund, the Fund will have no say in matters that could adversely affect the Fund’s investment in the Portfolio Fund.

Many Portfolio Funds have lengthened the lock-up periods during which an investor must hold an investment in a Portfolio Fund and are generally giving the sponsors of Portfolio Funds more flexibility to limit and/or suspend redemptions and withdrawals, and the Sub-Adviser believes that this trend may continue. If this trend does continue, it could negatively impact the liquidity of the Fund, which may force the Sub-Adviser to forgo investing in certain Portfolio Funds that are attractive due to the longer lock-up periods and/or restrictions on redemptions and withdrawals being employed.

Availability of Investment Opportunities.    The business of identifying and structuring investments of the types contemplated by the Fund is competitive and involves a high degree of uncertainty. The Fund may not be able to invest in certain Portfolio Funds that are oversubscribed or closed or may only be able to allocate a limited amount of assets to a Portfolio Fund that has been identified as an attractive opportunity.

Insolvency of Brokers and Others.    The Portfolio Funds will be subject to the risk of failure of the brokerage firms that execute trades, the clearing firms that such brokers use, or the clearing houses of which such clearing firms are members and to the risk of refusal of counterparties to perform, which could result in a loss of all or a portion of the investments with or through the relevant clearing house, broker, dealer, or counterparty.

Conflicts of Interest.    Certain inherent conflicts of interest may arise from the Sub-Adviser or Portfolio Managers carrying on investment or other activities for themselves and for clients, including investment partnerships in which the Fund may have an interest. The Sub-Adviser or Portfolio Managers may engage in other business activities and manage the accounts of clients other than the Fund and the investment strategy for such other clients may vary from that of the Fund. The Sub-Adviser and Portfolio Managers will not be required to refrain from any other activity nor disgorge any profits from any such activity and will not be required to devote all or any particular part of its time and effort to the Fund, any Portfolio Fund and their affairs.

Proprietary Investment Strategies.    The Portfolio Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to LMPFA, the Sub-Adviser or the Fund. The Portfolio Managers generally use investment strategies that differ, and involve greater risk and expense, from those typically employed by traditional managers of portfolios of stocks and bonds. These strategies may involve risks that are not anticipated by the Portfolio Managers, LMPFA, the Sub-Adviser or the Fund.

Lack of Public Information.    Portfolio Funds make publicly available far less information than funds registered under the 1940 Act, or other companies required to file periodic reports pursuant to the Securities

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Exchange Act of 1934. As a result, shareholders in the Fund will have limited information about the Portfolio Funds in which the Fund invests. Subjects for which registered funds are required to make disclosure, but Portfolio Funds are not include, but are not limited to, portfolio composition, affiliate transactions and material developments. The lack of publicly available information regarding Portfolio Funds will make evaluating the Fund’s holdings difficult for shareholders, and entails a high degree of risk.

Limited Operating History and Lack of Transparency.    Certain Portfolio Funds may be newly-formed entities with little or no operating history upon which the Sub-Adviser can evaluate potential performance. The past investment performance of Portfolio Managers with which the Fund invests or expects to invest its assets may not be construed as an indication of the future results of an investment in the Fund. In addition, the Sub-Adviser will not be able to control the activities of the Portfolio Funds. A Portfolio Fund may use investment strategies that differ from its past practices and are not fully disclosed to the Sub-Adviser and that involve risks that are not anticipated by the Sub-Adviser.

Inadequate Return.    No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment. Portfolio Fund returns have dropped significantly in recent years in comparison to their historic returns, and there can be no assurance that their returns in future periods, as an asset class, will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting Portfolio Funds’ investments and strategies, as well as the proliferation of Portfolio Funds pursuing similar strategies (thereby making it difficult for one Portfolio Fund to outperform others). Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment.

Investments in Non-Voting Securities.    To the extent the Fund purchases non-voting shares of, or contractually foregoes the right to vote its shares in, a Portfolio Fund, it will not be able to vote on matters that require the approval of the investors of the Portfolio Fund, including matters that could adversely affect the Fund’s investment in such Portfolio Fund.

Inside Information.    From time to time, a Portfolio Manager may come into possession of material, non-public information concerning an entity in which a Portfolio Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Portfolio Fund to buy or sell securities of the entity.

Portfolio Manager Misconduct.    When the Sub-Adviser invests the Fund’s assets with a Portfolio Manager, the Fund does not have custody of the assets of the Portfolio Fund or control over the investment of such assets. Therefore, there is always the risk that the Portfolio Manager of a Portfolio Fund could divert or abscond with the assets, inaccurately or fraudulently report the Portfolio Fund’s value, fail to follow any agreed-upon investment strategies, provide false reports of operations or engage in other misconduct. The Portfolio Managers with whom the Sub-Adviser invests the Fund’s assets are generally private and have not registered their securities under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Portfolio Managers.

Regulatory Actions.    In the event that federal, state, or other regulatory bodies allege misconduct by a Portfolio Manager or a Portfolio Fund, such authorities may initiate regulatory or enforcement actions, including civil or criminal proceedings. The effect of any regulatory action against a Portfolio Manager or a Portfolio Fund in which the Fund may invest, while impossible to predict, could result in a substantial and adverse impact on the Fund, including a reduction in value in or a loss of the investment due to the assessment on a Portfolio Fund of fines, penalties and/or other sanctions, including asset freezes.

Dilution.    If a Portfolio Manager limits the amount of capital that may be contributed to a Portfolio Fund from the Fund, or if the Fund declines to purchase additional interests in a Portfolio Fund, continued sales of interests in the Portfolio Fund to others may dilute the returns for the Fund from the Portfolio Fund.

Portfolio Funds Organized Outside of United States.    Some of the underlying Portfolio Funds may be organized outside of the United States. As a result, a Portfolio Fund organized outside of the United States may be subject to certain risks not present in a Portfolio Fund organized in the United States. For example, Portfolio Funds organized outside of the United States may not generate U.S. tax information for U.S. shareholders to file tax returns and therefore may have negative tax consequences compared to an investment that does generate U.S.

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tax information. Such Portfolio Funds may also operate under regulatory regimes less stringent than those governing domestic Portfolio Funds. Further, it may be more difficult or impossible to: effect service of process, enforce judgments obtained in U.S. courts against Portfolio Funds organized outside of the United States based on U.S. securities law, bring an original action in foreign court to enforce liability against a Portfolio Fund organized outside of the United States based on U.S. securities law, and bring Fund claims on behalf of shareholders.

Recent Market Events Risk.    The equity and debt capital markets in the United States and internationally have experienced unprecedented volatility. The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities. This environment could make identifying investment risks and opportunities especially difficult for the Sub-Adviser and Portfolio Managers. These market conditions may continue or get worse. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. The withdrawal of this support could also negatively affect the value and liquidity of certain securities. In addition, legislation recently enacted in the United States calls for changes in many aspects of financial regulation. The impact of the legislation on the markets, and the practical implications for market participants, may not be fully known for some time.

Market Disruption Risk.    Global financial markets have recently experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States and around the world were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These events contributed to severe market volatility and caused severe liquidity strains in the credit markets. Volatile financial markets can expose the Fund to greater market and liquidity risk. Risks to a robust resumption of growth persist: a weak consumer weighed down by too much debt and increasing joblessness, the growing size of the Federal budget deficit and national debt, and the threat of inflation.

The instability in the financial markets has led governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund or Portfolio Funds invest, or the issuers of such instruments, in ways that are unforeseeable.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The long-term implications of government ownership and disposition of these assets are unclear, and may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

The aftermath of the wars in Iraq and Afghanistan and the continuing occupation of those countries, instability in the Middle East and terrorist attacks around the world have resulted in recent market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets will continue to be affected by these events and cannot predict the effects of the occupation, terrorism or similar events in the future on the U.S. economy and securities markets.

In addition, since 2010, the risks of investing in certain foreign government debt have increased dramatically as a result of the ongoing European debt crisis, which began in Greece and has begun to spread throughout various other European countries. These debt crises and the ongoing efforts of governments around the world to address these debt crises have also resulted in increased volatility and uncertainty in the global securities markets and it is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the value and risk profile of the Fund and on Portfolio Funds in which the Fund invests.

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In the United States, on August 5, 2011, Standard & Poor’s Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”), lowered its long-term sovereign credit rating on the U.S. federal government debt to “AA+” from “AAA.” The downgrade by S&P could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase the costs of all kinds of debt. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region.

The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide. The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely impact the Fund’s portfolio.

Changes in Applicable Law.    The Fund’s ability to implement its investment strategies is affected by laws, which are subject to change. Future legislative, judicial or administrative action could adversely affect the ability of hedge funds to implement their investment programs.

Significant legislative developments in recent years enhance government supervision, regulation and enforcement of the private fund industry. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act and its implementing regulations, among other things, increase supervision and regulation of derivative transactions and participants in over-the-counter derivative markets, require advisers to private funds with $150 million or more in assets under management to register with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), with limited exceptions, and subject such registered advisers to heightened disclosure, record-keeping and reporting obligations.

The Dodd-Frank Act also restricts relationships between banking entities and hedge funds or private equity funds, which are defined synonymously for this purpose as any issuer that would be a registered investment company but for the exemptions provided by Section 3(c)(1) or 3(c)(7) of the Advisers Act. Banking entities, including their affiliates and subsidiaries, generally will be prohibited from acquiring or retaining ownership in, or sponsoring, covered hedge funds or private equity funds. Banking entities may still serve as investment advisers to, or managers of, hedge funds. Certain sponsorships of covered hedge funds are also allowed, provided such funds are organized and offered in connection with the provision of bona fide trust, fiduciary or investment advisory services by the banking entity, and the banking entity’s investment does not exceed 3% of the total amount or value of outstanding ownership interests of such fund, and with respect to all of its covered fund investments, 3% of the banking entity’s tier 1 capital, among other limitations. Final rules on these provisions of Dodd-Frank became effective July 21, 2012. Banking entities will have two years, until July 21, 2014, to conform their existing relationships with hedge funds, although extensions may be granted by the Federal Reserve on a case-by-case basis.

While all of the regulations called for by the Dodd-Frank Act have not yet been finalized, it seems clear that most advisers to hedge funds will be significantly affected. The ultimate impact of the Dodd-Frank Act upon hedge funds, and the Fund, is not known at this time, but could be significant.

Regulatory Risks Associated with the Fund

Limited Regulation of Portfolio Managers and Portfolio Funds.    It is not anticipated that any of the underlying Portfolio Funds will be registered under the 1940 Act or subject to any other comprehensive regulatory scheme. Portfolio Funds in which the Fund invests will not be entitled to the protections of the 1940 Act, which, among other provisions: (i) requires investment companies to have disinterested directors, (ii) requires initial shareholder approval and annual approval of the board of directors, including a majority of the disinterested directors, of advisory contracts, (iii) requires securities held in custody to at all times be individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company, (iv) creates limitations on the use of leverage, and (v) regulates the

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relationship between the adviser and the investment company. Investors in the Fund have no statutory right to receive information about the Portfolio Funds or the Portfolio Managers, will not be direct investors in the Portfolio Funds and will have no rights with respect to standing or recourse against the Portfolio Funds, Portfolio Managers or any of their affiliates. Some Portfolio Managers may not be registered with the SEC as investment advisers or registered with the CFTC as commodity trading advisors.

Changes in Laws or Regulations.    The regulation of the U.S. and non-U.S. securities and futures markets and investments funds such as the Fund has undergone substantial change in recent years and such change may continue. The effect of changes in law or regulatory requirements, while impossible to predict, could be substantial and adverse.

Certain Tax Risks with Respect to an Investment in the Fund

Investments Subject to Subchapter M Requirements.    The Fund intends to qualify as a RIC under Subchapter M of the Code, which will impose certain requirements on the Fund such as satisfying an asset diversification test each quarter of its taxable year and the timely distribution and reporting of income and gains.

In the event that the Fund believes that it may fail the asset diversification requirement at the end of any quarter of a taxable year, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Portfolio Funds to come into compliance with the asset diversification test. Alternatively, the Fund may try to avert such a failure by disposing of non-diversified assets. Dispositions may be difficult for the Fund, however, because the Fund may redeem its interest in a Portfolio Fund only at certain times specified by the Portfolio Fund’s governing documents. While relevant provisions of the Code afford the Fund the opportunity to cure a failure to meet the asset diversification test by disposing of non-diversified assets within six months, the constraints on the Fund’s ability to effect a redemption from a Portfolio Fund referred to above may limit utilization of this cure period.

Portfolio Funds that the Fund invests in that are organized outside the United States will generally be treated as PFICs for U.S. Federal income tax purposes. If a Portfolio Fund is classified as a PFIC for U.S. federal income tax purposes and the Fund makes an election to “mark to market” its interest in such Portfolio Fund at the end of each taxable year, the Fund will be required to recognize as ordinary income each year the excess, if any, of the fair market value of its interest in the Portfolio Fund at the end of the year over its adjusted tax basis in such interest. Alternatively, under certain circumstances the Fund may elect to treat the PFIC as a QEF, which would result in the Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. Under either election, the income or gain recognized by the Fund may not be matched by corresponding cash distributions to the Fund, and the Fund may need to borrow money or to dispose of its interests in other Portfolio Funds in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4% excise tax. There can be no assurances, however, that the Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

The Fund may also invest in Portfolio Funds organized inside the United States that are treated as partnerships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, including the Fund, will include its allocable share of the partnership’s income, gains, losses, deductions and expenses in computing its U.S. federal income tax liability. As a RIC, however, the Fund generally will not be subject to U.S. federal income tax on income and gains that it distributes to its shareholders, provided that it satisfies certain annual distribution requirements. See “Certain Tax Considerations.”

If the Fund fails to qualify as a RIC or fails to satisfy the distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders, and all distributions out of earnings and profits (including any distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. Accordingly, disqualification as a RIC could have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions. See “Certain Tax Considerations.”

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Certain Distributions of the Fund’s Shares Will Be Taxable.    The Fund may distribute dividends that are payable in cash or Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allows a RIC whose stock is publicly traded on an established securities market in the United States to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as fulfilling its distribution requirements if (i) the distribution is declared on or before December 31, 2012, with respect to a taxable year ending on or before December 31, 2011, and (ii) each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which limitation must be at least 10% of the aggregate declared distribution. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard if certain requirements are satisfied. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received and non-U.S. shareholders may be subject to withholding tax on the full amount of such dividends, including the portion payable in Shares. If a shareholder sells the Shares that it receives as a dividend in order to pay income taxes, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Fund’s Shares at the time of the sale. In addition, if a significant number of the Fund’s shareholders determine to sell the Fund’s Shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of the Fund’s Shares.

Revenue Procedure 2010-12 is temporary in that it does not apply to dividends declared with respect to taxable years ending after December 31, 2011. It is uncertain whether, and no assurances can be given that, the Internal Revenue Service will extend such guidance for taxable years ending after December 31, 2011. While the Internal Revenue Service may continue its current ruling policy on cash/stock dividends, no assurances can be given that the Internal Revenue Service will not discontinue or adversely alter such ruling policy. Whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise, the Fund reserves the option to pay any future dividend in cash and Shares. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive. See “Certain Tax Considerations—Distributions.”

ELIGIBLE INVESTORS

Each prospective investor will be required to complete the Fund’s Investor Certification (“Investor Certification”), a form of which is set forth in Appendix A to this Prospectus, and satisfy the investor eligibility standards set forth therein in order to be permitted to invest in the Fund. Appendix A qualifies the following summary in its entirety.

Generally, the Investor Certification requires that each investor in the Fund certify that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the 1933 Act. An “accredited investor” includes, among others,

•

an individual with a net worth (or a joint net worth with that person’s spouse) immediately prior to the time of purchase in excess of $1 million (excluding the value of such individual’s primary residence);

•

an individual who has income in excess of $200,000 (or joint income with the investor’s spouse in excess of $300,000) in each of the two preceding years prior to the time of purchase and has a reasonable expectation of reaching the same income level in the current year;

•	an entity having total assets of at least $5 million; or

•	an entity whose beneficial owners are each “accredited investors.”

Other categories of “accredited investor” or other eligible investor standards applicable to companies and other investors are set forth in the Investor Certification. Additional requirements are set forth in the Investor

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Certification. Investors who meet the qualifications set forth in the Investor Certification are referred to in this Prospectus as “Eligible Investors.” Existing shareholders who purchase additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase.

LMIS or Dealers, as applicable, may impose additional eligibility requirements for investors who purchase Shares through LMIS or such Dealer and will notify a prospective investor of any such requirements. To the extent LMIS imposes additional eligibility requirements, LMIS will notify investors via a supplement (or other revision) to the Fund’s prospectus.

PURCHASES OF SHARES

The Fund intends to accept initial and additional purchases of Advisor Class Shares made by Eligible Investors as of the first business day of each calendar month. Advisor Class Shares will be sold at their net asset value per share and may be offered more or less frequently as determined by the Fund’s Board in its sole discretion. Any amounts received in advance of the initial or subsequent closings are placed in a non-interest bearing account with the Service Provider prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. Generally, purchases are subject to the receipt of immediately available funds three (3) business days prior to the applicable purchase date in the full amount of the purchase. The investor must also generally submit the completed Investor Certification (for initial purchases) and/or such other required documentation as required by the Fund (for both initial and subsequent purchases) at least eight (8) business days before the applicable purchase date. However, investors must confirm specific deadlines for receipt of funds and submission of the Investor Certification with their Dealer, as certain Dealers may have different deadlines than the foregoing. An investor who misses such deadlines will have the effectiveness of its investment in the Fund delayed until the following month, with such investor’s purchase amounts to be held in the account with the Service Provider until such time. The Fund reserves the right to reject, in whole or in part, any purchase of Advisor Class Shares and may suspend the offering of Advisor Class Shares at any time and from time to time.

The minimum initial investment in the Advisor Class Shares by any investor is $25,000. The minimum additional investment by any investor is $10,000. The Fund, in its sole discretion, may accept investments below these minimums, including from LMPFA, the Sub-Adviser and Legg Mason, and their affiliates, including the directors, partners, members, principals, officers and employees of each of these entities, employees of LMIS and the Board of Trustees.

Initial and any additional purchases of Advisor Class Shares will be payable in cash and must be made via wire transfer of funds. Payments for each initial or subsequent additional purchase of Advisor Class Shares must be made in one installment.

Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase Shares, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to their Dealer or other financial intermediary.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. Thus, when a prospective investor opens an account with LMIS or a Dealer, the investor will be asked to provide its name, address, date of birth and other information that will allow the investor to be identified. If the investor’s identity cannot be verified, restrictions may be imposed on the investor’s account or it may be liquidated (less any applicable sales/account charges and/or tax penalties).

The Fund has been granted exemptive relief from the SEC to offer shares of the Fund with different terms than those described herein. The fees and expenses of such additional classes may vary from the Advisor Class Shares offered hereby and will be offered under a different prospectus.

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REPURCHASES OF SHARES

No Right of Redemption

No shareholder (or other person holding Shares or a portion of a Share acquired from a shareholder) has the right to require the Fund to redeem Shares. No public market exists for the Shares, and none is expected to develop in the future. Consequently, shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Periodic Repurchases

The Fund may from time to time repurchase Shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. Tender offers will apply to repurchases of whole Shares and tenders of any fractional shares of Shares will be rounded to the nearest whole number in the discretion of the Fund.

In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with the Sub-Adviser. LMPFA, in consultation with the Sub-Adviser, expects that generally it will recommend the Board repurchase Shares from shareholders quarterly, with such repurchases based on fund valuations as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur as of the immediately preceding business day). The Fund anticipates that each such repurchase offer will generally be limited to between 5% and 25% of the net assets of the Fund, subject to modification in the absolute discretion of the Board. There is no guarantee that any such repurchase offer shall occur, and therefore a shareholder may not be able to dispose of its Shares. In determining whether to accept LMPFA’s (in consultation with the Sub-Adviser) recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

•	whether any shareholders have requested to tender Shares to the Fund;

•	the composition and liquidity of the Fund’s assets (including any fees and costs associated with withdrawing from Portfolio Funds and/or disposing of assets allocated to Portfolio Managers);

•	the investment plans and working capital and reserve requirements, if any, of the Fund;

•	the relative economies of scale of the repurchase requests with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund’s interests in underlying Portfolio Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of LMPFA, in consultation with the Sub-Adviser.

The Fund’s assets consist primarily of its interests in Portfolio Funds. Therefore, in order to finance the repurchase of Shares, the Fund may find it necessary to liquidate all or a portion of its interest in a Portfolio Fund. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Portfolio Funds in a timely manner.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to the Fund’s shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s net asset value per share (as of the last business day of the previous month) by contacting the representatives listed in the applicable tender offer notice during the

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period. It should be noted, however, that a shareholder will have to decide whether to participate in a repurchase offer before he or she knows the price at which the Fund will repurchase the Shares, as described below. If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each shareholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts.

Repurchases of Shares from shareholders by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind, or partly in cash and partly in-kind. The Fund does not generally expect to distribute securities in-kind except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or on shareholders, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the shareholders that the Fund cannot liquidate itself prior to making the distribution. Securities that are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with procedures adopted by the Board and will be distributed to tendering shareholders on a proportional basis. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from shareholders by the applicable repurchase offer deadline. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability to achieve its investment objective.

In light of liquidity constraints associated with the Fund’s investments in Portfolio Funds and the fact that the Fund may have to effect redemptions from Portfolio Funds in order for the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•

If the Board elects to offer to repurchase Shares of the Fund, the Fund will send each shareholder a repurchase offer that explains the terms and conditions of the repurchase. This repurchase offer will be sent to shareholders at least 20 business days before the date on which the shareholder must notify the Fund that the shareholder has elected to tender shares to the Fund (the “Notice Date”).

•

A shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which will be at least 65 days before the date as of which Shares are to be valued. Shares will be valued as of the valuation date, which is generally expected to be March 31, June 30, September 30 or December 31 (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund up to the Notice Date.

•

Promptly after the Valuation Date, the Fund will, if requested by such shareholder, give to each shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares.

•

The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times, in the case of the repurchase of all of an investor’s Shares, as is customary regarding such payments.

•	Payment in respect of the Promissory Note for a partial repurchase of an investor’s Shares will be made within 45 days of the Valuation Date.

•

The initial payment in respect of the Promissory Note (the “Initial Payment”), in the case of a full repurchase of an investor’s Shares, will be an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Initial Payment will be made within 45 days of the Valuation Date.

•

The second and final payment in respect of the Promissory Note (the “Final Payment”), in the case of a full repurchase of an investor’s Shares, for the balance (which will not be credited for interest) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. The Final Payment will be made within 90 days of the Valuation Date.

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•

Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund intends to make an in-kind payment of securities only under the limited circumstance if making a cash payment would result in a material adverse effect on the Fund or on shareholders, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the shareholders that the Fund cannot liquidate itself prior to making the distributions.

The Fund will assume all fees and expenses related to a repurchase of Shares.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC, and the Fund’s repurchase procedures are intended to comply with such requirements. However, if the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board, in its sole discretion, deems appropriate.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash or (2) liquid securities, in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Note issued to shareholders tendering Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings in Portfolio Funds earlier than the Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Sub-Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize such potential losses and expenses resulting from the repurchase of Shares.

The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A shareholder tendering for repurchase only a portion of the shareholder’s Shares will be required to maintain a minimum account balance of $25,000 in the Fund after giving effect to the repurchase. The minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a shareholder so that the required minimum account balance is maintained, or to accommodate operational limitations of a Dealer.

Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to tender Shares for repurchase, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the Dealer or other financial intermediary.

In the event that LMPFA, the Sub-Adviser or any of their affiliates hold Shares in the capacity of a shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other shareholders.

Mandatory Redemption

The Fund may repurchase Shares of a shareholder without consent or other action by the shareholder or other person if the Fund determines that:

•

the Shares have been transferred in violation of the Fund’s Declaration of Trust or By-laws, or has vested in any person other than by operation of law as a result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder;

•

ownership of the Shares by a shareholder or other person is likely to cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

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•

continued ownership of Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, LMPFA, or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

with respect to a shareholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares.

TRANSFERS OF SHARES

There is no public market for the Funds’ Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is thus suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

Except as otherwise described below, no person may become a substituted shareholder without the written consent of the Fund, which consent may be withheld for any reason or no reason in its sole discretion. Shares held by a shareholder may be transferred only:

•	by operation of law in connection with the death, bankruptcy or incompetence of any shareholder; or

•

under certain limited circumstances, with the consent of the Fund, which may be withheld in the sole discretion of the Fund’s Board and is expected to be granted, if at all, only under extenuating circumstances.

Notice to the Fund of any proposed transfer of Shares must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) is an Eligible Investor. See “Eligible Investors.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed Investor Certification in respect of the proposed transferee. The Fund generally will not consent to a transfer of Shares by a shareholder (i) unless such transfer is to a single transferee, or (ii) after the transfer of Shares, the balance of the account of each of the transferee and transferor is at least $25,000. A shareholder transferring Shares may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund or LMPFA in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

The Fund reserves the right to revise the transfer restrictions on its Shares at any time.

In purchasing Shares, a shareholder agrees to indemnify and hold harmless the Fund, its Board of Trustees, LMPFA, the Sub-Adviser, each other shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that shareholder in violation of the Declaration of Trust, By-laws or policies adopted by the Board, or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

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TRUSTEES AND OFFICERS

Board of Trustees

The overall management of the business and affairs of the Fund is vested in the Board of Trustees. Each member of the Board of Trustees shall hold office until the next meeting of shareholders called for the purpose of considering the election of Trustees.

The Trustees of the Fund, their ages, their principal occupations during the past five years (their titles may have varied during that period), the number of investment companies or portfolios in the Fund Complex that each Trustee oversees, and the other board memberships held by each Trustee is set forth below.

Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
INTERESTED TRUSTEE*
R. Jay Gerken, CFA Legg Mason & Co., LLC (“Legg Mason & Co.”) 620 Eighth Avenue, 49th Floor New York, NY 10018 Birth Year: 1951	Chairman, CEO, President and Trustee	Since Inception	Managing Director, Legg Mason & Co., LLC; Chairman, President and Chief Executive Officer of LMPFA; Chairman of the Board and Trustee/Director of 154 funds associated with LMPFA and its affiliates; President, LMPFA (since 2006); Chairman, President and Chief Executive Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates.	154	None
NON-INTERESTED TRUSTEES:
Carol L. Colman c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1946	Trustee and Member of Audit and Nominating Committees	Since November 2011	President, Colman Consulting Co.	28	None

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Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Daniel P. Cronin c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1946	Trustee and Member of Audit and Nominating Committees	Since November 2011	Retired; formerly, Associate General Counsel, Pfizer, Inc.	28	None

Paolo M. Cucchi c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1941	Trustee and Member of Audit and Nominating Committees	Since November 2011	Professor of Italian & French languages, Drew University; formerly Vice President and Dean of College of Liberal Arts at Drew University (1984-2009)	28	None

Leslie H. Gelb c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1937	Trustee and Member of Audit and Nominating Committees	Since November 2011	President Emeritus and Senior Board Fellow, The Council on Foreign Relations; formerly, Columnist, Deputy Editorial Page Editor and Editor, Op-Ed Page, The New York Times	28	Director of two registered investment companies advised by Aberdeen Asset Management Asia Limited (since 1994)

William R. Hutchinson c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1942	Trustee and Member of Audit and Nominating Committees	Since November 2011	President, W.R. Hutchinson & Associates Inc. (oil industry consulting)	28	Director of Associated Banc-Corp.

Dr. Riordan Roett c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1938	Trustee and Member of Audit and Nominating Committees	Since November 2011	The Sarita and Don Johnston Professor of Political Science and Director of Western Hemisphere Studies, Paul H. Nitze School of Advanced International Studies, The Johns Hopkins University (since 1973)	28	None

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Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Jeswald W. Salacuse c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1938	Trustee and Member of Audit and Nominating Committees	Since November 2011	Henry J. Braker Professor of Commercial Law and formerly Dean, The Fletcher School of Law & Diplomacy, Tufts University (since 1986); President, Arbitration Tribunal, World Bank/CSID (since 2004)	28	Director of two registered investment companies advised by Aberdeen Asset Management Asia Limited (since 1994)

*	Mr. Gerken is an “interested person” as defined in the 1940 Act because he is an officer of LMPFA and certain of its affiliates.
(1)	Each trustee shall serve until the next shareholder meeting called for the purpose of considering the election of Trustees.
(2)	The term “Fund Complex” means two or more registered investment companies that:
(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or
(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The Trustees were selected to join the Board based upon the following as to each Board Member: his or her character and integrity; such person’s service as a board member of other funds in the Legg Mason fund complex; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Trustee other than Mr. Gerken, his or her status as not being an “interested person” as defined in the 1940 Act; and, as to Mr. Gerken, his role with Legg Mason. No factor, by itself, was controlling.

In addition to the information provided in the table included above, each Trustee possesses the following attributes: Ms. Colman, experience as a consultant and investment professional; Mr. Cronin, legal and managerial experience; Mr. Cucchi, experience as a college professor and leadership experience as an academic dean; Mr. Gelb, academic and world affairs and foreign relations experience and service as a board member of other registered investment companies; Mr. Hutchinson, experience in accounting and working with auditors, consulting, business and finance and service as a board member of another financial services company; Dr. Roett, expertise in Latin and South American societies and economies and academic leadership experience; Mr. Salacuse, academic leadership and managerial experience, world affairs and foreign relations experience and service as a board member of other registered investment companies; and Mr. Gerken, possesses the following attributes: investment management experience as an executive and portfolio manager and leadership roles within Legg Mason and affiliated entities.

Responsibilities of the Board of Trustees

The Board of Trustees is responsible under applicable state law for directing the management of the business and affairs of the Fund. The Trustees oversee the Fund’s operations by, among other things, meeting at its regularly scheduled meetings and as otherwise needed with the Fund’s management and evaluating the performance of the Fund’s service providers including LMPFA, the Sub-Adviser, the custodian and the transfer agent. As part of this process, the Trustees consult with the Fund’s independent auditors and with their own separate independent counsel.

The Trustees review the Fund’s financial statements and performance, as well as the quality of the services being provided to the Fund. As part of this process, the Trustees review the Fund’s fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that the Fund continues to have access to high quality services in the future.

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The Board of Trustees has four regularly scheduled meetings each year, and additional meetings may be scheduled as needed. In addition, the Board has a standing Audit Committee and Corporate Governance and Nominating Committee (the “Nominating Committee”) that meet periodically and whose responsibilities are described below.

The Board of Trustees has held four meetings since the Fund was organized. Each Trustee expects to attend at least 75% of the aggregate number of meetings of the Board and the committees for which he or she was eligible. The Fund does not have a formal policy regarding attendance by Trustees at meetings of shareholders.

The standing committees of the Board are the Audit Committee, the Nominating Committee and the Pricing Committee.

Each of the Audit Committee and the Nominating Committee is composed of all Trustees who have been determined not to be “interested persons” of the Fund, LMPFA, the Sub-Adviser or their affiliates within the meaning of the 1940 Act (“Independent Trustees”), and is chaired by an Independent Trustee. The Board in its discretion from time to time may establish ad hoc committees.

The Board of Trustees is currently comprised of eight directors, seven of whom are Independent Trustees. R. Jay Gerken serves as Chairman of the Board. Mr. Gerken is an “interested person” of the Fund. The appointment of Mr. Gerken as Chairman reflects the Board’s belief that his experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations provides the Board with insight into the Fund’s business and activities and, with his access to appropriate administrative support, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. Mr. Salacuse serves as Lead Independent Trustee. The Chairman develops agendas for Board meetings in consultation with the Lead Independent Trustee and presides at all meetings of the Board. The Lead Independent Trustee, among other things, chairs executive sessions of the Independent Trustees, serves as a spokesperson for the Independent Trustees and serves as a liaison between the Independent Trustees and the Fund’s management between Board meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Trustees (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Trustees from management, including the Sub-Adviser, but also enhances the independent and orderly exercise of its responsibilities.

Audit Committee

The Fund’s Audit Committee is composed entirely of all of the Independent Trustees. The members of the Audit Committee are Ms. Colman and Messrs. Cronin, Cucchi, Gelb, Hutchinson, Roett and Salacuse. Mr. Hutchinson serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Board Members (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm. The Audit Committee has held three meetings since the Fund was organized. The Fund’s Board of Trustees adopted an Audit Committee Charter at its organizational meeting.

Nominating Committee

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Trustees of the Fund, is composed of all of the Independent Trustees. Mr. Cronin serves as the Chair

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of the Nominating Committee. The Nominating Committee may consider nominees recommended by the shareholder as it deems appropriate. Shareholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Trustees. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders. Because the Fund recently commenced operations, the Nominating Committee has not held any meetings as of the date hereof. The Fund’s Board of Trustees adopted a Nominating Committee Charter at its organizational meeting.

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee does not have specific, minimum qualifications for nominees and has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Trustees to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Trustee of the Fund, the Nominating Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Trustee of the Fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Trustee of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Trustee of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential trustee nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

Pricing Committee

The members of the Pricing Committee are any one “interested” and any one “disinterested” trustee of the Fund. The members of the Pricing Committee are R. Jay Gerken and any of the non-interested trustees listed above. The Pricing Committee is responsible for determining certain matters related to the offering of Shares by the Fund.

Risk Oversight

The Board’s role in risk oversight of the Fund reflects its responsibility under applicable state law to oversee generally, rather than to manage, the business and affairs of the Fund. In line with this oversight responsibility, the Board receives reports and makes inquiry at its regular meetings and as needed regarding the nature and extent of significant Fund risks (including investment, compliance and valuation risks) that potentially could have a

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materially adverse impact on the business operations, investment performance or reputation of the Fund, but relies upon the Fund’s management (including the Fund’s portfolio managers) and Chief Compliance Officer, who reports directly to the Board, and LMPFA to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from Fund management and LMPFA regarding the Fund’s investment program and activities, the Board as part of its risk oversight efforts meets at its regular meetings and as needed with the Fund’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding the policies, procedures and controls of the Fund. The Board may be assisted in performing aspects of its role in risk oversight by the Audit Committee and such other standing or special committees as may be established from time to time by the Board. For example, the Audit Committee of the Board regularly meets with the Fund’s independent public accounting firm to review, among other things, reports on the Fund’s internal controls for financial reporting.

The Board believes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations.

Security Ownership of Management

The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustees within the same family of investment companies as of March 31, 2012. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies(1)
Non-Interested Trustees:
Carol L. Colman	None	Over $100,000
Daniel P. Cronin	None	Over $100,000
Paolo M. Cucchi	None	$10,001-$50,000
Leslie H. Gelb	None	None
William R. Hutchinson	None	Over $100,000
Dr. Riordan Roett	None	$10,001-$50,000
Jeswald W. Salacuse	None	$50,001-$100,000
Interested Trustee:
R. Jay Gerken	None	Over $100,000

(1)	The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.

None of the disinterested Trustees nor their family members owned beneficially or of record securities issued by LMPFA or the Sub-Adviser or any person directly or indirectly controlling, controlled by, or under common control with LMPFA or the Sub-Adviser as of March 31, 2012.

The members of the Board who are not “interested persons,” as defined in the 1940 Act, receive an annual fee, a fee for each meeting of the Fund’s Board and committee meetings attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. The Trustees who are “interested persons,” as defined in the 1940 Act, and the Fund’s officers do not receive compensation from the Fund or any other fund in

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the Fund Complex of which the Fund is a part that is a U.S. registered investment company, but are reimbursed for all out-of-pocket expenses relating to attendance at such meetings.

Trustee Compensation

The following table sets forth estimated compensation to be paid by the Fund projected during the Fund’s first full year after commencement of operations.

Director	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Trustees
Non-Interested Trustees:
Carol L. Colman	$4,300	$223,500
Daniel P. Cronin	4,300	223,500
Paolo M. Cucchi	4,300	214,500
Leslie H. Gelb	4,300	214,500
William R. Hutchinson	4,300	243,500
Dr. Riordan Roett	4,300	213,500
Jeswald W. Salacuse	4,300	242,500
Interested Trustee:
R. Jay Gerken	$0	$0

Independent trustees receive $100,000 per annum plus (a) a fee of $20,000 for attendance at each meeting of the Board of Trustees in person and (b) a fee of $1,000 for each telephonic meeting of the Board of Trustees. In addition to the payments described above, the independent Chairman of the Board of Trustees receives $25,000 and the chairperson of the Audit Committee receives $20,000. The annual compensation, fees and expenses are allocated among all the funds in the fund complex, including the Fund, on the basis of average net assets.

Officers of the Fund

The Fund’s executive officers are chosen each year at a regular meeting of the Board to hold office until their respective successors are duly elected and qualified. In addition to Mr. Gerken, the Fund’s Chairman, CEO and President, the executive officers of the Fund currently are:

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Richard Sennett Legg Mason & Co. 100 International Drive Baltimore, MD 21202 Birth Year: 1970	Principal Financial Officer	Since Inception	Principal Financial Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); Managing Director of Legg Mason & Co. and Senior Manager of the Treasury Policy group for Legg Mason & Co.’s Global Fiduciary Platform (since 2011); formerly, Chief Accountant within the SEC’s Division of Investment Management (2007 to 2011); formerly, Assistant Chief Accountant within the SEC’s Division of Investment Management (2002 to 2007).

Robert I. Frenkel Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth Year: 1954	Secretary and Chief Legal Officer	Since Inception	Managing Director and General Counsel of Global Mutual Funds for Legg Mason & Co. and its predecessor (since 1994); Secretary and Chief Legal Officer of certain mutual funds associated with Legg Mason (since 2003); formerly, Secretary of Citi Fund Management (from 2001 to 2004).

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Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Ted P. Becker Legg Mason & Co. 620 Eighth Avenue New York, NY 10018 Birth Year: 1951	Chief Compliance Officer	Since Inception	Director of Global Compliance at Legg Mason & Co. (since 2006); Managing Director of Compliance at Legg Mason & Co. (since 2005); Chief Compliance Officer with certain mutual funds associated with Legg Mason (since 2006); Managing Director of Compliance at Legg Mason & Co. or its predecessors (2002-2005); prior to 2002, Managing Director—Internal Audit & Risk Review at Citigroup Inc.

Steven Frank Legg Mason & Co. 55 Water Street New York, NY 10041 Birth year: 1967	Treasurer	Since Inception	Vice President of Legg Mason (since 2002); Controller of certain funds associated with Legg Mason or its predecessors (since 2005); formerly, Assistant Controller of certain mutual funds associated with Legg Mason predecessors (from 2001 to 2005).

Jeanne M. Kelly Legg Mason & Co. 620 Eighth Avenue New York, NY 10018 Birth year: 1951	Senior Vice President	Since Inception	Senior Vice President of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2007); Senior Vice President of LMPFA (since 2006); Managing Director of Legg Mason & Co. (since 2005) and Legg Mason & Co. predecessors (prior to 2005).

Thomas C. Mandia Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth year: 1962	Assistant Secretary	Since Inception	Managing Director and Deputy General Counsel of Legg Mason & Co. (since 2005); Managing Director and Deputy General Counsel for Citigroup Asset Management (from 1992 to 2005); Assistant Secretary of certain mutual funds associated with Legg Mason.

Vanessa A. Williams Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth year: 1979	Identity Theft Prevention Officer	Since Inception	Identity Theft Prevention Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); Chief Anti-Money Laundering Compliance Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); formerly, Assistant Vice President and Senior Compliance Officer of Legg Mason & Co. or its predecessor (2008 to 2011); formerly, Compliance Analyst of Legg Mason & Co. or its predecessor (2004 to 2008).

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MANAGEMENT OF THE FUND

The Manager

Legg Mason Partners Fund Advisor, LLC (“LMPFA”), a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser with offices at 620 Eighth Avenue, New York, New York 10018 and will provide administrative and management services to the Fund. As of September 30, 2012, LMPFA’s total assets under management were approximately $185.8 billion. Legg Mason is a global asset management firm. As of September 30, 2012, Legg Mason’s asset management operation had aggregate assets under management of approximately $650.7 billion. LMPFA has no prior experience managing a registered fund of hedge funds. LMPFA receives an annual fee, payable monthly, in an amount equal to 1.10% of the Fund’s average monthly managed assets. The Fund’s management fees and other expenses are borne by the shareholders.

The Sub-Adviser

Permal Asset Management Inc., a corporation formed under the laws of the State of Delaware, is the investment sub-adviser of the Fund. The Sub-Adviser, with offices at 900 Third Avenue, New York, NY 10022, is registered with the SEC as an investment adviser under the Advisers Act. Subject to the oversight of LMPFA and the Board of Trustees, the Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets.

The Sub-Adviser is a member of the Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. Permal Group Ltd. is a subsidiary of Legg Mason. The Permal Group is one of the largest fund-of-funds investment firms in the world with approximately $19.1 billion in assets under management at September 30, 2012. The Sub-Adviser had approximately $16.8 billion in assets under management at September 30, 2012.

The Sub-Adviser currently manages one U.S. registered open-end fund of funds. The Sub-Adviser has 39 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

LMPFA, and not the Fund, will pay an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser for the investment advisory and day-to-day portfolio management services it provides to the Fund.

The following individuals at the Sub-Adviser have primary responsibility for the day-to-day management of the Fund’s portfolio:

Javier F. Dyer, Deputy Chief Investment Officer and Portfolio Manager, Permal Asset Management Inc.

Javier F. Dyer is Deputy Chief Investment Officer and the lead Portfolio Manager for Permal Fixed Income Holdings N.V. and co-portfolio manager for Permal Investment Partners, LP and Permal Multi-Manager-Funds (Lux) Advantage Multi-Strategy Fund. In addition, his responsibilities include quantitative and qualitative due diligence on prospective hedge fund managers, especially those who manage fixed income and credit related strategies. He has been with The Permal Group since 2003. From 1999 to 2001, Mr. Dyer was a credit analyst for Atlantic Security Bank (now known as Credicorp Securities Inc.) in Miami where he supervised $300 million in emerging markets and high yield debt securities. Prior to that time, Mr. Dyer was a credit analyst at Banco de Credito del Peru in Lima, Peru. Mr. Dyer holds an M.B.A. in Finance from The Wharton School of the University of Pennsylvania (2003). He also holds a B.S. in Business Administration with a major in finance from Universidad de Lima, Peru (1996).

Alexander Pillersdorf, Senior Financial Analyst and Co-Portfolio Manager, Permal Asset Management Inc.

Alexander Pillersdorf is a Senior Financial Analyst and Co-Portfolio Manager of Permal Fixed Income Holdings N.V, Permal Emerging Markets Holdings N.V., Legg Mason Permal Tactical Allocation Fund, Legg Mason Permal Global Absolute Fund and Permal Silk Road Fund Ltd. He joined The Permal Group in 2005 as a Financial Analyst. Prior to Permal, Mr. Pillersdorf was a Financial Analyst at Houlihan Lokey Howard & Zukin.

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Mr. Pillersdorf graduated with distinction from the Goizueta Business School at Emory University with a B.B.A in Finance and Accounting (2003) and holds an M.B.A. from The Wharton School of the University of Pennsylvania (2010).

The Sub-Adviser’s Investment Committee (the “Investment Committee”) is also involved in advising with respect to the top-down allocation of investments of the Fund. Its members are listed below:

Isaac R. Souede, Chairman, Chief Executive Officer and Chief Investment Strategist, Permal Group.

Mr. Souede is Chairman, Chief Executive Officer and Chief Investment Strategist of Permal Group. He is also Director of Permal Group Inc., a role he has held since 1987. Mr. Souede became the Chairman, Chief Executive Officer and Director of Permal Asset Management Inc. in April 2003, and Director of Permal Group Ltd. in July 2005. Mr. Souede serves as a director of the Steinhardt Fund as well as other funds within the Permal Family of Funds. Mr. Souede holds an M.B.A. from the University of Michigan and was a licensed Certified Public Accountant in the State of New York.

James R. Hodge, President and Chairman of the Investment Committee, Permal Asset Management Inc.

Mr. Hodge is President of Permal Asset Management Inc. and Chairman of the Permal Investment Committee, and is responsible for asset allocation as well as performance monitoring and research and analysis of fund managers. Prior to joining the Permal Group, Mr. Hodge held a number of positions culminating in Director of Cost Accounting during four years of employment with the New York Stock Exchange. He was also the Controller of Biolectron, Inc., a privately held medical products company, for four years. Mr. Hodge has an M.B.A. from Harvard Business School, a B.S. with highest distinction from Indiana University and is a Certified Public Accountant in the state of New Jersey.

Robert Kaplan, Chief Investment Officer and Executive Vice President, Permal Asset Management Inc.

Mr. Kaplan is currently an Executive Vice President and Chief Investment Officer, responsible for ongoing asset allocation, performance monitoring and research and is a member of the Permal Investment Committee. Mr. Kaplan joined the Permal Group in 1996, focusing on the discovery and identification of independent, investment managers including the analysis of their styles and strategies. Prior to joining the Permal Group, Mr. Kaplan was an audit manager at Ernst & Young in their financial services division. Mr. Kaplan has an M.B.A. with honors from Columbia University in New York and a B.S. in accounting from the State University of New York at Albany. Mr. Kaplan was a licensed Certified Public Accountant in the state of New York.

Judy Tchou, Executive Vice President, Permal Asset Management Inc.

Ms. Tchou joined the Permal Group in 1991. Her responsibilities include interviewing potential and existing money managers and analyzing and monitoring performance of existing fund managers, including performing ongoing due diligence. Additionally, Ms. Tchou monitors fund cash flows and oversees the execution of investment transactions. Ms. Tchou has a B.S. in Finance from New York University.

Investment Management Agreement and Sub-Advisory Agreement

The Management Agreement between LMPFA and the Fund (the “Management Agreement”) provides that LMPFA will manage the operations of the Fund, subject to the supervision, direction and approval of the Board and the objectives and the policies stated in this Prospectus.

Pursuant to the sub-advisory agreement (the “Sub-Advisory Agreement”) between LMPFA and the Sub-Adviser, the Sub-Adviser serves as a sub-adviser to the Fund. In this capacity, subject to the supervision of LMPFA and the Board, the Sub-Adviser provides the day-to-day portfolio management with respect to the Fund’s assets.

Pursuant to the Management Agreement and the Sub-Advisory Agreement, LMPFA and the Sub-Adviser, as applicable, manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly. LMPFA or the Sub-Adviser, as applicable, also provide the office space, facilities, equipment and personnel necessary to perform the following services for the Fund: SEC

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compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund operations, including coordination of functions of the transfer agent, custodian, accountants, counsel and other parties performing services or operational functions for the Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.

Investment decisions for the Fund are made independently from those of other funds or accounts managed by LMPFA or the Sub-Adviser. Such other funds or accounts may also invest in the same securities as the Fund. If those funds or accounts are prepared to invest in, or desire to dispose of, the same security at the same time as the Fund, however, transactions in such securities will be made, insofar as feasible, for the respective funds and accounts in a manner deemed equitable to all. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. In addition, because of different investment objectives, a particular security may be purchased for one or more funds or accounts when one or more funds or accounts are selling the same security.

The Management Agreement and the Sub-Advisory Agreement each have an initial term of two years and continue in effect from year to year thereafter if such continuance is specifically approved at least annually by the Board or by a majority of the outstanding voting securities of the Fund, and in either event, by a majority of the Independent Trustees of the Fund’s Board with such Independent Trustees casting votes in person at a meeting called for such purpose. The Board of the Fund or the holders of a majority of the Fund’s shares may terminate the Management Agreement or the Sub-Advisory Agreement on sixty days’ written notice without penalty and LMPFA and the Sub-Adviser, as applicable, may terminate any of such agreements to which they are party on ninety days’ written notice without penalty. The Management Agreement and the Sub-Advisory Agreement, as applicable, will terminate automatically in the event of assignment (as defined in the 1940 Act).

Under the terms of the Management Agreement and the Sub-Advisory Agreement, LMPFA or the Sub-Adviser, as applicable, shall not be liable for losses or damages incurred by the Fund, unless such losses or damages are attributable to the willful misfeasance, bad faith or gross negligence on the part of LMPFA or the Sub-Adviser or, as applicable, or from reckless disregard by them of their obligations and duties under the relevant agreement.

The basis for the Board’s initial approval of the Fund’s Management Agreement and Sub-Advisory Agreement was provided in the Fund’s initial shareholder report for the fiscal period ended March 31, 2012. The basis for subsequent continuations of the Fund’s Management Agreement and Sub-Advisory Agreement will be provided in annual or semi-annual reports to shareholders for the periods during which such continuations occur.

In consideration of the Advisory and other services provided by LMPFA to the Fund pursuant to the Management Agreement, the Fund will pay LMPFA a Management Fee, accrued and payable monthly in arrears, equal to 1.10% on an annualized basis of the Fund’s average monthly managed assets. In the case of a partial month, the Management Fee is based on the number of days during the month in which LMPFA invested Fund assets.

LMPFA has agreed to waive fees and/or reimburse the expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to the Advisor Class Shares will not exceed 1.85% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to the Advisor Class Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to the Advisor Class Shares exceeding the limit described above. These arrangements will continue until December 31, 2013. Any modification or termination of these arrangements prior to December 31, 2013 will require approval of the Board of Trustees.

In addition to amounts payable under the Investment Management Agreement, the Fund is responsible for its own expenses, including, among other things: fees and expenses (including incentive or performance allocations and fees) attributable to Portfolio Funds and other investments and any losses in connection

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therewith; brokerage; interest expense; taxes; governmental fees; voluntary assessments and other expenses incurred in connection with membership in investment company organizations; organization costs of the Fund; fees and expenses of custodians, transfer agents, registrars, independent pricing vendors or other agents; legal expenses; loan commitment fees; expenses relating to the issuance and repurchase of the Fund’s shares and servicing shareholder accounts; expenses of registering and/or qualifying the Fund’s shares for sale under applicable federal and state law; expenses of preparing, setting in print, printing and distributing prospectuses and any statements of additional information and any supplements thereto, reports, proxy statements, notices and distributions to the Fund’s shareholders; costs of stationery; website costs; costs of meetings of the Board or any committee thereof, meetings of shareholders and other meetings of the Fund; Board fees; audit fees; travel expenses of officers, Trustees and employees of the Fund, if any; the Fund’s pro rata portion of premiums on any fidelity bond and other insurance covering the Fund and its officers, Trustees and employees; litigation expenses and any non-recurring or extraordinary expenses as may arise, including, without limitation, those relating to actions, suits or proceedings to which the Fund is a party and any legal obligation which the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.

The expense caps and waived and/or reimbursed fees do not cover: (a) fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds; (b) interest expense; (c) any expenses or charges related to litigation, derivative actions, demand related to litigation, regulatory or other government investigations and proceedings, “for cause” regulatory inspections and indemnification or advancement of related expenses or costs, to the extent any such expenses are considered extraordinary expenses as determined under generally accepted accounting principles; (d) transaction costs (such as brokerage commissions and dealer and underwriter spreads) and taxes; and (e) other extraordinary expenses as determined under generally accepted accounting principles. Without limiting the foregoing, extraordinary expenses are generally those that are unusual or expected to recur only infrequently, and may include such expenses, by way of illustration, as (i) expenses of the reorganization, restructuring, redomiciling or merger of the Fund or a class or the acquisition of all or substantially all of the assets of another fund or; (ii) expenses of holding, and soliciting proxies for, a meeting of shareholders of the Fund (except to the extent relating to routine items such as the election of Trustees or the approval of the independent registered public accounting firm); and (iii) expenses of converting to a new custodian, transfer agent or other service provider, in each case to the extent any such expenses are considered extraordinary expenses.

For their services, LMPFA pays an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser. No Advisory fee will be paid by the Fund directly to the Sub-Adviser.

Compensation

All Sub-Adviser portfolio managers are paid a base salary, with an opportunity to earn a bonus, which varies depending on job level and is set at the sole discretion of the Sub-Adviser’s compensation committee. No Sub-Adviser portfolio managers are compensated on the basis of assets raised. Wage and salary increases are based on merit and business conditions. Length of service and cost of living may also be considered. The Sub-Adviser conducts compensation reviews periodically, often following a performance review.

The Sub-Adviser also encourages ongoing education and provides time and monetary support for employees taking additional classes related to their job functions to improve their skills and knowledge base. In addition, the Sub-Adviser provides employees with a 401(k) plan, and has a matching contribution program in connection with the 401(k) plan.

Other Accounts Managed by the Sub-Adviser

Certain portfolio managers of the Sub-Adviser who are primarily responsible for the day-to-day management of certain portions of the Fund’s assets also manage registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following tables identify, as of March 31, 2012: (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by these portfolio managers and the total assets of such companies, vehicles and accounts; and (ii) the number and total assets of such companies, vehicles and accounts with respect to which the advisory fee is based on performance.

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The table below includes only those portfolio managers of the Sub-Adviser and members of the Investment Committee who are primarily involved in the portfolio management of the Fund’s assets:

Name of Portfolio Manager	Type of Accounts	Total # of Accounts Managed	Total Assets (billions)	# of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance (billions)
Javier F. Dyer	Registered Investment Companies:	1	$0.2	None	None
	Other Pooled Investment Vehicles:	4	$5.1	3	$4.8
	Other Accounts:	1	$0.4	1	$0.4

Alexander Pillersdorf	Registered Investment Companies:	2	$0.1	None	None
	Other Pooled Investment Vehicles:	5	$4.9	4	$4.9
	Other Accounts:	3	$0.4	None	None

Isaac R. Souede	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	None	None	None	None
	Other Accounts:	None	None	None	None

James R. Hodge	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	3	$2.3	1	$0.4
	Other Accounts:	None	None	None	None

Robert Kaplan	Registered Investment Companies:	None	None		None
	Other Pooled Investment Vehicles:	12	$3.3	7	$0.9
	Other Accounts:	7	$1.1	3	$0.5

Judy Tchou	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	3	$0.57	2	$0.49
	Other Accounts:	3	$0.2	2	$0.12

Securities Ownership of Sub-Adviser Portfolio Managers

The table below identifies the dollar range of securities beneficially owned by each portfolio managers as of March 31, 2012.

Name of Portfolio Manager or Team Member	Dollar ($) Range of Fund Shares Beneficially Owned
Javier F. Dyer	None
Alexander Pillersdorf	None
James Hodge	None
Robert Kaplan	None
Isaac R. Souede	$100,001 - $500,000
Judy Tchou	None

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DISTRIBUTOR AND DEALERS

The Fund has entered into a distribution agreement with LMIS, an affiliate of LMPFA and the Sub-Adviser, to serve as distributor and solicit investors for the Advisor Class Shares. Under the Advisor Class Distribution Agreement, LMIS’ responsibilities include, but are not limited to, selling Advisor Class Shares of the Fund upon the terms set forth in this Prospectus and making arrangements for the collection of purchase monies or the payment of purchase proceeds. In the Advisor Class Distribution Agreement between the Fund and LMIS, the Fund has agreed to indemnify LMIS against certain liabilities, including liabilities arising under the 1933 Act. LMIS will not act as a market maker with respect to the Shares.

LMIS may engage one or more Dealers to assist in the distribution of the Fund’s Shares. Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee is not a sales load imposed by the Fund or LMIS, and will be in addition to any fees charged or paid by the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase Shares or tender Shares for repurchase, or otherwise transact business with the Fund. Dealers may provide shareholder services that differ from the services provided by other Dealers. Services provided by Dealers may vary by class. Investors should consult their Dealer for further information regarding the shareholder services it provides for each class and the compensation it receives in connection with each class. Shareholders should direct any questions regarding fees, terms and conditions applicable to their accounts, or relevant operational limitations to the Dealer or other financial intermediary.

In addition, LMIS, LMPFA, the Sub-Adviser and/or their affiliates may make payments for distribution, shareholder servicing, marketing and promotional activities and related expenses out of their profits and other available sources, including profits from their relationships with the Fund. These payments are not reflected as additional expenses in the fee table contained in this prospectus. The recipients of these payments may include the Fund’s distributor and affiliates of LMPFA or the Sub-Adviser, as well as non-affiliated broker/dealers, insurance companies, financial institutions and other financial intermediaries through which investors may purchase Advisor Class Shares. The total amount of these payments may be substantial to any given recipient and may exceed the costs and expenses incurred by the recipient for any Fund related marketing or shareholder servicing activities. The payments described in this paragraph are often referred to as “revenue sharing payments.” Revenue sharing arrangements are separately negotiated.

Revenue sharing payments create an incentive for an intermediary or its employees or associated persons to recommend or sell Advisor Class Shares. Shareholders should contact LMIS or their Dealer for details about revenue sharing payments it receives or may receive. Revenue sharing payments, as well as payments under the shareholder services and distribution plan (where applicable), also benefit LMPFA, the Sub-Adviser, LMIS and their affiliates to the extent payments result in more assets being invested in the Fund on which fees are being charges.

Clients of Eligible Financial Intermediaries may generally invest in Advisor Class Shares. “Clients of Eligible Financial Intermediaries” are investors who invest in the Fund through financial intermediaries that (i) charge such investors an ongoing fee for advisory, investment, consulting or similar services, or (ii) have entered into an agreement with LMIS to offer Advisor Class Shares through a no-load network or platform (“Eligible Investment Programs”). Such investors may include pension and profit sharing plans, other employee benefit trusts, endowments, foundations and corporations. Eligible Investment Programs may also include direct retail investment platforms through mutual fund “supermarkets,” where the sponsor links its client’s account (including IRA accounts on such platforms) to a master account in the sponsor’s name. The financial intermediary may impose separate investment minimums. In addition, investors may, under certain circumstances, be able to purchase Advisor Class Shares directly from the Fund.

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Pursuant to the terms of the Shareholder Services and Distribution Plan (the “Shareholder Plan”), the Fund pays LMIS an annual fee for all Broker Class Shares, payable monthly, of 0.25% of average monthly net assets, for shareholder services provided by LMIS to shareholders of Broker Class Shares and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services to holders of Broker Class Shares provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Broker Class Shares sold by LMIS.

Legg Mason, a Maryland corporation and the indirect parent of LMPFA and the Sub-Adviser, currently owns a majority of the Fund’s outstanding Shares and expects to purchase additional Shares in the offering. As a result, Legg Mason may be deemed to control the Fund until it owns less than 25% of the outstanding Shares. Upon completion of the offering described in this prospectus it is not anticipated that Legg Mason will remain a controlling shareholder of the Fund. The principal business address of Legg Mason is 100 International Drive, Baltimore, Maryland.

SERVICES

Service Provider

The Bank of New York Mellon serves as the Service Provider of the Fund and has the responsibility for providing record-keeping, accounting, financial and related reporting, investor-related and anti-money laundering services and for assisting the Fund with its operational needs, pursuant to a services agreement (the “Services Agreement”). Under the Services Agreement, the Service Provider is responsible for, among other things: (1) maintaining a list of shareholders and generally performing all actions related to the issuance and repurchase of Shares, if any; (2) providing the Fund with certain record-keeping, clerical and bookkeeping services; (3) computing the NAV of the Fund; (4) preparing, or overseeing the preparation of, monthly, quarterly, semi-annual and annual financial statements of the Fund, quarterly reports of the operations of the Fund and maintaining information to facilitate the preparation of annual tax returns; (5) supervising regulatory compliance matters and preparing certain regulatory filings; and (6) performing additional services, as agreed upon, in connection with the operations of the Fund. Subject to approval of the Board, the Service Provider may from time to time delegate its responsibilities under the Services Agreement to one or more parties selected by the Service Provider.

In consideration of the services provided by the Service Provider to the Fund, the Fund pays the Service Provider a monthly fee, which is not expected to exceed 0.075% (annually) of the Fund’s average net assets. The Fund also pays the Service Provider certain fixed fees for tax preparation and other services (collectively with the asset based fee, the “Service Provider Fee”). The Service Provider Fee is paid out of and reduces the Fund’s net assets.

PORTFOLIO TRANSACTIONS

The Fund

The Fund anticipates that it will execute many of its transactions directly with the Portfolio Funds and that such transactions ordinarily will not be subject to brokerage commissions. In some instances, however, the Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Portfolio Funds or parties acting on behalf of, or at the direction of, Portfolio Funds. The Fund will typically have no obligation to deal with any broker or group of brokers in executing transactions.

The Fund will bear any commissions or spreads in connection with its portfolio transactions. In selecting brokers and dealers to effect transactions on behalf of the Fund and the Sub-Adviser will seek to obtain the best price and execution for the transaction, taking into account factors such as price, size of order, difficulty of execution and the operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. While the Sub-Adviser generally will seek reasonably competitive commission rates, the Fund will not necessarily be paying the lowest commission available on each transaction. In executing portfolio transactions

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and selecting brokers or dealers, the Sub-Adviser will seek to obtain the best overall terms available for the Fund. The Sub-Adviser will evaluate the overall reasonableness of brokerage commissions paid based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. LMPFA will utilize the same criteria in executing any portfolio transactions on behalf of the Fund.

The Portfolio Funds

The Portfolio Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund’s investment in the Portfolio Funds. In view of the fact that the investment program of certain of the Portfolio Funds may include trading as well as investments, short-term market considerations will frequently be involved. It is anticipated that the turnover rates of the Portfolio Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Portfolio Funds may not be transparent to the Fund. Each Portfolio Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Sub-Adviser will have no direct or indirect control over the brokerage or portfolio trading policies employed by the investment advisers of the Portfolio Funds. The Sub-Adviser expects that each Portfolio Fund will generally select broker-dealers to effect transactions on the Portfolio Fund’s behalf substantially in the manner set forth below.

Each Portfolio Fund generally will seek reasonably competitive commission rates. However, Portfolio Funds will not necessarily pay the lowest commission available on each transaction, and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund. Portfolio Funds may not be subject to the same regulatory restrictions on principal and agency transactions. It is anticipated that some Portfolio Funds may effect principal or agency transactions through affiliates of the Fund. The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Portfolio Funds.

No guarantee or assurance can be made that a Portfolio Fund’s brokerage transaction practices will be transparent or that the Portfolio Fund will establish, adhere to, or comply with its stated practices. However, as the Portfolio Funds are not investment companies registered under the 1940 Act, they may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Funds’ investment adviser or its affiliates rather than the Portfolio Funds.

As with the Fund, Portfolio Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

CONFLICTS OF INTEREST

The Manager, the Sub-Adviser and their Affiliates

The investment activities of LMPFA, the Sub-Adviser, the Portfolio Managers and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the “Related Parties”), for their own accounts and other accounts they manage, may give rise to conflicts of interest that could disadvantage the Fund and its shareholders. The Related Parties provide other investment management services to other funds and discretionary managed accounts that follow an investment program certain aspects of which are similar to certain aspects of the Fund’s investment program. The Related Parties are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund or the shareholders. The trading activities of the Related Parties are carried out without references to positions held directly or indirectly by the Fund. In addition and more significantly, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Portfolio Managers or Portfolio Funds that are either already a part of the Fund’s portfolio or that may be appropriate for investment by the Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligation to provide the Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund may not have exposure or may have reduced exposure with respect to these Portfolio Funds. The Fund’s operations may give rise to other conflicts of interest that could disadvantage the Fund and the shareholders.

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In acquiring Shares of the Fund, a shareholder is deemed to have acknowledged and assented to the existence of potential conflicts of interest relating to the Related Parties and to the Fund’s operating in the face of these conflicts.

Certain of the Related Parties participate in the fixed income, equity and other markets in which the Fund directly or indirectly invests. In addition, certain of the Related Parties are actively engaged as investors, advisers and/or market makers, agents and principals in relation to certain of the same securities, issuers, currencies and other instruments in which the assets of the Fund, through the Portfolio Funds, may be invested, and these activities may have a negative effect on the Fund.

Certain of the Related Parties may give advice, and take action, with respect to any of their respective clients or proprietary or other accounts that may conflict with the advice given to the Fund, or may involve a different timing or nature of action taken than with respect to the Fund. Such transactions, whether in respect of proprietary accounts, customer accounts other than those advised by LMPFA, the Sub-Adviser, or certain other accounts that are advised by LMPFA or the Sub-Adviser, may affect the prices and availability of the securities, currencies and other instruments in which the Fund (directly or indirectly through the Portfolio Funds) may invest. In addition, accounts or funds managed by the Related Parties may compete with the Fund (directly or indirectly through the Portfolio Funds) for investment opportunities. As a result, transactions for the Fund (directly or indirectly through the Portfolio Funds) may be effected at prices or rates that may be less favorable than would have been the case absent such conflicts, and the Fund may be negatively affected. The results of the investment activities of the Fund may differ significantly from the results achieved by Related Parties for other accounts managed by them. This may have a negative effect on the Fund.

Subject to applicable regulatory requirements, the Fund may invest (directly or indirectly through the Portfolio Funds) in securities of companies affiliated with the Related Parties or in which certain of the Related Parties have an equity or participation interest. The purchase, holding and sale of such investments by the Fund (directly or indirectly through the Portfolio Funds) may enhance the profitability of the Related Parties’ own investments in such companies.

Certain of the Related Parties may buy and sell securities or other investments for their own accounts, including interests in Portfolio Funds, and conduct other activities that may cause the same types of conflicts as those conflicts described herein applicable to the proprietary, management, advisory and other activities of Related Parties. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees and affiliates of LMPFA or the Sub-Adviser that are the same, different from or made at different times than positions taken for the Fund or a Portfolio Fund in which the Fund invests. In connection with the above, each of the Fund, LMPFA, the Sub-Adviser and LMIS has adopted a code of ethics in compliance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act that restrict securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. See “Code of Ethics.”

The Fund, absent SEC exemptive relief, may be precluded from investing any assets in certain Portfolio Funds where an account managed by a Related Party is already invested (or seeks to invest) to the extent that the Fund is considered a “joint participant” (within the meaning of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder) with an account managed by a Related Party. In the event of such an investment, a Related Party may, but is not obligated to, waive or rebate a portion of its fee in order to reduce or eliminate duplication of fees.

Certain of the Related Parties may receive rebates from investment advisers, including Portfolio Managers, and/or have an economic or controlling interest in the investment advisers. The Sub-Adviser and/or its affiliates provide these rebates or payments in respect of the client’s assets back to the client; however, there is no obligation to do so and in certain cases a Related Party may not provide such rebates or other economic benefits back to their clients. The Sub-Adviser allocates rebates to clients in a manner it believes to be fair and equitable, and typically allocates any such rebates among its clients pro-rata, based upon the size of each client’s investment.

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Accounts or Portfolio Funds managed or advised by Related Parties (including those managed by LMPFA and the Sub-Adviser) may have investment objectives that are similar to those of the Fund and/or may engage in transactions in the same types of securities, currencies and instruments as the Fund, and from which LMPFA, the Sub-Adviser or other Related Parties may receive more or less compensation for its services than LMPFA and the Sub-Adviser receive from the Fund. As a result, Related Parties and accounts or funds which Related Parties may manage or advise (including, without limitation, those funds discussed in greater detail below), or in which Related Parties and their personnel may have a proprietary interest, may compete with the Fund for appropriate investment opportunities. For example, Portfolio Managers may limit the number of investors in or size of a Portfolio Fund or the amount of assets and accounts that they will manage. The allocation of such opportunities among Related Parties’ funds and accounts may present conflicts, as may the potentially different investment objectives of different investors. In determining such allocations, a number of factors may be considered, which may include the relative sizes of the applicable funds and accounts and their expected future sizes, the expected future capacity of the applicable Portfolio Funds, the Fund available for allocation at any given time and the investment objectives of the Fund and such other funds and accounts. Allocation of investment opportunities among the Fund and other funds and accounts will be made by the Sub-Adviser or by Related Parties in their capacities as the managers of such funds and accounts in a reasonable and equitable manner, as determined by them in their sole discretion. The disposition of any such investments is subject to the same conditions.

Subject to applicable regulatory requirements, Related Parties from time to time may invest proprietary or client capital with investment advisers, including Portfolio Managers selected by the Fund, and may also invest in Portfolio Funds in which the Fund invests on terms different than the interest held by the Fund. In addition, Related Parties may have other business relationships with such Portfolio Managers. Related Parties may perform or seek to perform investment banking and other financial services for, and will receive compensation from, Portfolio Funds, the sponsors of Portfolio Funds, companies in which Portfolio Funds invest, or other parties in connection with transactions related to those investments, or otherwise. This compensation could include financial advisory fees, as well as underwriting fees, financing or commitment fees or other types of compensation. Compensation for investment banking and other financial services will not be shared with the Fund or the shareholders and may be received before the Fund realizes a return on its investment. Related Parties may also provide brokerage services to Portfolio Funds or act as a prime broker for Portfolio Funds in compliance with applicable law, including, without limitation, the 1940 Act. In connection with such brokerage services, Related Parties may provide research products and services to the Portfolio Managers. Due to such relationships, the Sub-Adviser may face a conflict in evaluating the applicable Portfolio Managers or Portfolio Funds. Moreover, as a result of certain of such relationships, Related Parties may take actions with respect to a Portfolio Fund, such as making a margin call, that materially adversely affect such Portfolio Fund and, therefore, the Fund.

To the extent permitted by applicable law, including, without limitation, the 1940 Act, a Portfolio Fund may enter into transactions and invest in futures, securities, currencies, swaps, options, forward contracts or other instruments in which one of the Related Parties, acting as principal or on a proprietary basis for its customers, serves as the counterparty. LMPFA, the Sub-Adviser and other Related Parties will not, directly or indirectly, purchase securities or other property from, or sell securities or other property to, the Fund except in accordance with applicable law. However, subject to compliance with applicable law, including without limitation, the 1940 Act, the Fund may engage in transactions with accounts which are affiliated with the Fund because they are advised by Related Parties or because they have common officers, directors or managers. Such transactions would be made in circumstances where the Sub-Adviser has determined that it would be appropriate for the Fund to purchase and the Sub-Adviser or another client of the Related Parties to sell, or the Fund to sell and another client of the Related Parties to purchase, the same security or instrument on the same day.

To the extent permitted by applicable law (including, without limitation, the 1940 Act), the Fund (directly or indirectly through Portfolio Funds) may purchase investments that are issued, or the subject of an underwriting or other distribution, by Related Parties. It is anticipated that the commissions, mark-ups and mark-downs charged by Related Parties will be, in their view, commercially reasonable, although Related Parties will have an interest in obtaining commission rates, mark-ups and mark-downs which are favorable to such Related Parties.

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Purchases or sales of securities for the account of the Fund may be bunched or aggregated with orders for other accounts of the Related Parties, including other investment partnerships (including those in which the Related Parties or their employees have a beneficial interest). In the event that it is not possible to receive the same price or execution on the entire volume of securities purchased or sold, the various prices would be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may be disadvantageous to the Fund on some occasions. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order. It is expected that the Portfolio Funds generally will follow the same practice, but there is no guarantee that they will do so. Subject to the Fund first obtaining any necessary exemptive relief from the provisions of the 1940 Act, LMPFA or the Sub-Adviser may invest the Fund’s assets in Portfolio Funds or managed accounts managed by Portfolio Managers affiliated with the Related Parties. There can be no assurance that such exemptive relief will be sought or, if sought, that it will be granted.

LMPFA or the Sub-Adviser may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest in that LMPFA or the Sub-Adviser may have an incentive to allocate the investment opportunities that it believes might be the most profitable to such other accounts instead of allocating them to the Fund.

If the Sub-Adviser identifies a limited investment opportunity which may be suitable for more than one fund or other account, the Fund may not be able to take full advantage of the opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Sub-Adviser has adopted procedures for allocating portfolio transactions across multiple accounts. In such situations the Sub-Adviser will, consistent with its applicable fiduciary obligations under the Advisers Act, endeavor to achieve a fair and equitable allocation of limited investment opportunities among its funds and accounts by considering such factors as each client’s specific investment strategy or style, investment objective, portfolio holdings, ongoing cash requirements and any restrictions associated with the investment.

Conflicts of Interest of Affiliate as Shareholder

As long as Legg Mason holds a substantial amount of the Fund’s voting securities, it may be able to exercise a controlling influence in matters submitted to a vote of Shareholders, including, but not limited to, the election of Trustees, approval or renewal of advisory or subadvisory contracts, and any vote relating to a reorganization or merger of the Fund. As a majority shareholder, Legg Mason also would have the ability to call special meetings of the Fund pursuant to the Declaration of Trust and/or By-laws of the Fund. The ability to exercise a controlling influence over the Fund may result in conflicts of interest because, among other things, Legg Mason is an affiliate of LMPFA, the Sub-Adviser and LMIS. Legg Mason is not bound by any procedures or policies that may limit its activities as a shareholder.

Conflicts of Interest of Portfolio Fund Investments

The Sub-Adviser anticipates that each Portfolio Manager will consider participation by the applicable Portfolio Fund in all appropriate investment opportunities that are also under consideration for investment by the Portfolio Manager for other Portfolio Funds and accounts managed by the Portfolio Manager (“Portfolio Manager Accounts”) that pursue investment programs similar to that of the applicable Portfolio Fund or the Fund. However, there can be no guarantee or assurance that Portfolio Managers will follow such practices or that a Portfolio Manager will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which a Portfolio Manager will cause its Portfolio Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Portfolio Manager will commit assets of the Portfolio Fund. Circumstances may also arise under which a Portfolio Manager will consider participation by its Portfolio Manager Accounts in investment opportunities in which the Portfolio Manager intends not to invest on behalf of the Portfolio Fund, or vice versa.

Situations may occur where the Fund could be disadvantaged by investment activities conducted by the Portfolio Manager for the Portfolio Manager Accounts. These situations may arise as a result of, among other

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things: (1) legal restrictions on the combined size of positions that may be taken for a Portfolio Fund in which the Fund and/or Portfolio Manager Accounts participate (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Portfolio Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

A Portfolio Manager may from time to time cause a Portfolio Fund to effect certain principal transactions in securities with one or more Portfolio Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Portfolio Manager determined it was appropriate for the Portfolio Fund to purchase and a Portfolio Manager Account to sell, or the Portfolio Fund to sell and the Portfolio Manager Account to purchase, the same security or instrument on the same day.

Each Portfolio Manager, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including shares in Portfolio Funds, and may have conflicts of interest with respect to investments made on behalf of a Portfolio Fund in which the Fund participates. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Portfolio Manager that are the same as, different from or made at different times than positions taken for the Portfolio Fund in which the Fund participates. Future investment activities of the Portfolio Managers, or their affiliates, and the principals, members, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Fund and its shareholders.

Portfolio Managers or their affiliates may from time to time provide investment advisory or other services to Portfolio Funds and other entities or accounts managed by the Portfolio Managers or their affiliates. In addition, Portfolio Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of a Portfolio Manager) may provide to one or more Portfolio Manager Accounts.

CODE OF ETHICS

The Fund, LMPFA, the Sub-Adviser and LMIS have each adopted a code of ethics (“Code of Ethics”) as required by Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Fund, subject to a number of restrictions and controls. Each Code of Ethics may be examined on the SEC’s website at www.sec.gov. In addition, each Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PERFORMANCE INFORMATION

Sales literature relating to the Fund and reports to shareholders may include quotations of investment performance of the Fund. In these materials, the Fund’s performance will normally be portrayed as the net return to an investor during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods also may be used to portray the Fund’s investment performance.

The Fund’s performance results will vary from time to time, and past results are not necessarily indicative of future investment results. As of the date of this prospectus, the Fund has not yet commenced investment operations and, therefore, does not have performance results.

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Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be provided to shareholders and prospective investors in the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund’s investment performance to the performance of recognized market indices such as the S&P 500, the Russell 2000, or other lesser known indices (including indices of other pooled investment vehicles investing in Portfolio Funds and private equity venture and buyout funds). Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

Appendix B shows comparative performance information with respect to an account managed by the Sub-Adviser with an investment objective and strategies substantially similar to that of the Fund. Prospective investors should carefully read the disclosures that accompany the investment performance data and charts in the Appendix.

DETERMINATION OF NET ASSET VALUE

The net asset value of the Fund will equal the value of the total assets of the Fund (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less (i) all of its liabilities, including accrued fees and expenses, (ii) accumulated and unpaid dividends on any outstanding preferred shares, (iii) the aggregate liquidation value of any outstanding preferred shares and (iv) any dividends payable on the Shares. The net asset value per share of the Fund will equal the net asset value of the Fund divided by the number of outstanding shares. Net asset value is calculated separately for each class of shares.

The Board of Trustees has approved procedures pursuant to which the Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value as of each date upon which the Fund calculates its net asset value (an “NAV Date”) will be determined by the North American Fund Valuation Committee at LMPFA based on valuations provided by the Portfolio Funds’ third party administrators and due diligence conducted by the Sub-Adviser, which is in accordance with the Portfolio Fund’s valuation policies. Using the nomenclature of the Portfolio Fund industry, any values reported as “estimated’ or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Fund’s valuation date.

The third party administrators of Portfolio Funds will generally be paid by the Portfolio Funds, and not by the Fund. It is not anticipated that the Fund would have a direct legal claim against third party administrators in the event of a conflict over a valuation. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

The Fund will normally invest primarily in Portfolio Funds. The net asset values of Portfolio Funds are generally not readily available from pricing vendors, nor are they calculable independently by the Sub-Adviser or Portfolio Managers. Therefore, pursuant to the valuation procedures, the Fund will fair value its interests in the Portfolio Funds.

Prior to investing in any Portfolio Fund, the Sub-Adviser will conduct a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which will utilize market values when available and otherwise utilize principles of fair value that the Sub-Adviser reasonably believes to be consistent with those used by the Fund in valuing its own investments.

The Fund will value each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event the Underlying NAV is not as of the NAV Date, the Sub-Adviser will use benchmark or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV. Based on the foregoing factors, the Sub-Adviser will make recommendations to the Fund on fair valuation of such securities. Neither the Sub-Adviser nor the Board of Trustees will be able to directly confirm independently the accuracy of the Underlying NAVs provided by the Portfolio Funds’ third party administrators (which are unaudited, except for year-end valuations).

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Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds will typically make available net asset value information to holders that represents the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Board would consider whether it was appropriate, in light of all relevant circumstances, to value its interest at its net asset value as reported at the time of valuation or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Portfolio Fund. In other cases, as when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Portfolio Fund interests, the Fund may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith and subject to the review and supervision of the Board.

Any valuations provided by the Portfolio Fund’s third party administrator upon which the Fund will calculate its month-end net asset value and net asset value per share may be subject to later adjustment based on valuation information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or administrators or revisions to an Underlying NAV adversely affect the Fund’s net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of shareholders who previously had their Shares repurchased at a lower net asset value than the adjusted amount. The same principles apply to the purchase of Shares. New shareholders may be affected in a similar way.

The valuation procedures approved by the Board provide that, where deemed appropriate by the Sub-Adviser and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund’s investment will be revalued in a manner that the Sub-Adviser, in accordance with procedures approved by the Board of Trustees, determines in good faith best reflects approximate market value. The Board of Trustees will be responsible for ensuring that the valuation policies utilized by the Sub-Adviser are fair to the Fund and consistent with applicable regulatory guidelines.

Expenses of the Fund, including LMPFA’s and the Sub-Adviser’s investment management fee and the costs of any borrowings, are accrued and are taken into account for the purpose of determining net asset value. Expenses attributable to a particular share class are taken into account for the purpose of determining the net asset value per share of that share class.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net assets if the judgments of the Board of Trustees, the North American Fund Valuation Committee at LMPFA, the Sub-Adviser, or the Portfolio Managers of the Portfolio Funds should prove incorrect.

Although the Fund’s investments in Portfolio Funds will not have readily available market quotations, securities in which the fund invests which do generally have readily available market quotations, such as government securities and the securities of exchange-traded funds, will be valued at market value, which is currently determined using the last reported sale price or, if no sales are reported (in the case of some securities traded over-the-counter), the last reported bid price.

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DISTRIBUTIONS TO SHAREHOLDERS

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax, provided that the Fund maintains its eligibility to be taxed as a regulated investment company. Unless you elect to receive distributions in cash (i.e., opt out), all of your distributions, including any capital gains distributions on your Shares, will be automatically reinvested in additional Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.” However, the Fund may elect to pay cash/stock dividends and limit the aggregate amount of cash distributed to all of its shareholders, in which case shareholders electing to receive cash may nonetheless receive a portion of such distributions in Shares of the Fund. In that event, such electing shareholders generally would be taxed on the full amount of any such distribution (including the portion payable in the Fund’s Shares). See “Risk Factors—Certain Tax Risks with Respect to an Investment in the Fund—Certain Distributions of the Fund’s Shares Will Be Taxable.”

DIVIDEND REINVESTMENT PLAN

Unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your Advisor Class Shares will be automatically reinvested by The Bank of New York Mellon, as agent for the shareholders (the “Plan Agent”), in additional Advisor Class Shares under the Fund’s Dividend Reinvestment Plan (the “Plan”). You may elect not to participate in the Plan by contacting the Plan Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by The Bank of New York Mellon, as dividend paying agent. However, the Fund may elect to pay cash/share dividends and limit the aggregate amount of cash distributed to all of its shareholders, in which case shareholders electing to receive cash may nonetheless receive a portion of such distributions in Advisor Class Shares of the Fund. In that event, such electing shareholders generally would be taxed on the full amount of any such distribution (including the portion payable in the Fund’s Advisor Class Shares). See “Risk Factors—Certain Tax Risks with Respect to an Investment in the Fund—Certain Distributions of the Fund’s Shares Will Be Taxable.”

If you participate in the Plan, the number of Advisor Class Shares you will receive will be determined by the current NAV of the Advisor Class Shares.

Advisor Class Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Advisor Class Shares you have received under the Plan.

You may withdraw from the Plan (i.e., opt-out) by notifying the Plan Agent in writing at BNY Investors Services c/o Permal Hedge Strategies Fund, 400 Bellevue Parkway, Wilmington, DE 19809, Mail Stop 19C-0204 or by calling the Plan Agent at 866-211-4521. Such withdrawal will be effective immediately if notice is received by the Plan Agent not less than ten business days prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the Plan Agent’s investment of the most recently declared dividend or distribution on the Advisor Class Shares. The Plan may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the Plan.

The Fund reserves the right to amend or terminate the Plan if, in the judgment of the Board of Trustees, the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan and your account may be obtained by calling the Plan Agent at 866-211-4521.

CERTAIN TAX CONSIDERATIONS

Set forth below is a discussion of the material U.S. federal income tax aspects concerning the Fund and the purchase, ownership and disposition of Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion assumes you are a U.S. shareholder and that you hold

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your Shares as a capital asset. You will be a U.S. shareholder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in Shares. This discussion is based upon the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, as of the date hereof, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the United States dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the U.S. federal alternative minimum tax. Prospective investors should consult their own tax advisers with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

Taxation of the Fund

The Fund intends to elect to be treated and to qualify annually as a regulated investment company (a “RIC”) under Subchapter M of the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, or two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses, or any one or more Qualified Publicly Traded Partnerships.

For purposes of determining whether the Fund satisfies the 90% gross income test described in clause (i) above, if a Portfolio Fund is classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership), the character of the Fund’s distributive share of items of income, gain and loss derived through the partnership generally will be determined as if the Fund realized such tax items directly. Similarly, for purposes of determining whether the Fund satisfies the asset diversification test described in clause (ii) above, the Fund intends to “look through” to the assets held by any Portfolio Fund that is classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a nondeductible 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have

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distributed any income on which it paid U.S. federal income tax. As described below, the Fund may make a mark-to-market election with respect to its interests in Portfolio Funds that are treated as passive foreign investment companies (“PFICs”), and, accordingly, any gains that it realizes from the disposition of such interests will be treated as ordinary income for U.S. federal income tax purposes. For purposes of taking into account income recognized by the Fund pursuant to the mark-to-market election, the Fund must calculate its excise tax distribution requirement as if it had a taxable year ending on October 31.

The Fund intends to distribute its ordinary taxable income and capital gain net income to its shareholders annually, although it reserves the right to distribute less than all of such amounts and pay any corresponding excise tax and corporate Income tax (for instance, because it lacks the information that it needs from a particular Portfolio Fund to determine its income attributable to that Portfolio Fund).

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to satisfy the 90% gross income test, the asset diversification test, or the 90% distribution requirement in any taxable year, the Fund could in some cases cure such failure, including by paying a Fund-level tax on certain portions of its income, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any taxable year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders for distributions prior to January 1, 2013 and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Subject to the discussion under “—Passive Foreign Investment Companies” below, distributions to shareholders by the Fund of ordinary income, and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits. To the extent distributions paid by the Fund prior to January 1, 2013 to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations (other than PFICs), such distributions may be eligible for taxation as “qualified dividend income” at a maximum rate of 15%, provided certain holding period and other requirements are satisfied by the Fund and the shareholder. Distributions, if any, of net capital gains that are properly reported by the Fund as capital gain dividends will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. Any distributions paid by the Fund that are attributable to dividends from U.S. corporations may be eligible for the corporate dividends received deduction, provided certain holding period and other requirements are satisfied by the Fund and the shareholder.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the Plan.

In addition to distributions of Shares pursuant to the Plan, the Fund may also distribute dividends that are payable in cash or the Fund’s Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allows a RIC whose shares are publicly traded on an established securities market

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in the United States to distribute its own shares as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own shares as fulfilling its distribution requirements if (i) the distribution is declared on or before December 31, 2012, with respect to a taxable year ending on or before December 31, 2011, and (ii) each shareholder may elect to receive his or her entire distribution in either cash or shares of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which limitation must be at least 10% of the aggregate declared distribution. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard if certain requirements are satisfied. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a shareholder sells the Shares that it receives as a dividend in order to pay income taxes, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Fund’s Shares at the time of the sale. In addition, if a significant number of the Fund’s shareholders determine to sell the Fund’s Shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of the Fund’s Shares.

Revenue Procedure 2010-12 is temporary in that it does not apply to dividends declared with respect to taxable years ending after December 31, 2011. It is uncertain whether, and no assurances can be given that, the Internal Revenue Service will extend such guidance for taxable years ending after December 31, 2011. While the Internal Revenue Service may continue its current ruling policy on cash/stock dividends, no assurances can be given that the Internal Revenue Service will not discontinue or adversely alter such ruling policy. Whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise, we reserve the option to pay any future dividend in cash and our Shares. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for his Shares by an amount equal to the deemed distribution less the tax credit.

Shareholders will be notified annually as to the U.S. federal tax status of any distributions. Information returns reporting such distributions will generally be provided to shareholders on an IRS Form 1099 (as opposed to a Schedule K-1 which is generally provided by partnerships).

Sale or Exchange of Shares

Upon the sale or other disposition of Shares (other than repurchases, which are described below), a shareholder will generally realize capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of Shares if the owner acquires (including acquisitions of Shares pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Shares.

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Under Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Repurchase of Shares

The repurchase of Shares by the Fund generally will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests have been met, Shares actually owned and Shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will generally recognize capital gain or loss (which will be treated in the same manner as described above) equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the Shares repurchased.

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of Shares will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the Shares sold), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable capital gain. Any remaining tax basis in the Shares repurchased by the Fund will be transferred to any remaining Shares held by such shareholder. In addition, if a repurchase of Shares is treated as a dividend to the tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

Nature of Fund’s Investments

Certain hedging and derivatives transactions of the Fund or the Portfolio Funds are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions or (vii) produce income that will not qualify as good income under the RIC rules. These rules could therefore affect the character, amount and timing of distributions to shareholders.

Original Issue Discount Securities

If the Fund invests in zero coupon or other discount securities, such investments could result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the “original issue discount”) each year that the securities are held, even if the Fund receives no cash interest payments. This income would be included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% federal excise tax. Because such income may not be matched by a corresponding cash distribution to the Fund, the Fund may be required to borrow money or dispose of other securities to be able to make distributions to its shareholders.

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Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Passive Foreign Investment Companies

The Fund may acquire interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that are treated as PFICs for U.S. federal income tax purposes.

The Fund may elect to “mark to market” interests that it holds in some or all of such PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of those PFIC interests as of the close of the taxable year (subject to adjustments for deferral of losses from the taxable year) over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling all or part of the Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC interests are sold, at which point the loss will be treated as a capital loss.

If the Fund does not make the “mark to market” election with respect to a PFIC, it may under certain circumstances elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. If the QEF incurs losses in a taxable year, however, those losses would not pass through to the Fund and, accordingly, would not be available to offset other income or gains of the Fund. The Fund may not be able to make QEF elections with respect to some or all of the Portfolio Funds that are treated as PFICs because the Portfolio Fund may not be willing to satisfy the necessary reporting requirements. If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences for the Fund. In such a case, the Fund would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the interests in a PFIC (collectively referred to as “excess distributions”), even if those excess distributions are paid by the Fund as a dividend to its shareholders.

By making the mark-to-market or a QEF election, the Fund may be required to recognize income (which generally must be distributed to the Fund’s shareholders) in excess of the distributions that it receives from Portfolio Funds. Accordingly, the Fund may need to borrow money or to dispose of its interests in Portfolio Funds in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or the nondeductible 4% excise tax. There can be no assurances, however, that the Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

Dividends paid by PFICs, or amounts recognized pursuant to the mark-to-market or QEF election, will not be eligible for taxation as “qualified dividend income.”

Foreign Taxes

Investment income that may be received by the Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. The United States has entered into tax treaties with many foreign countries that entitle the Fund to a reduced rate of, or exemption from, taxes on such income. If more than 50% of the value of the Fund’s total assets at the close of the taxable year consists of stock or securities of foreign

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corporations, the Fund may elect to “pass-through” to the Fund’s shareholders the amount of foreign taxes paid by the Fund. If the Fund so elects, each shareholder would be required to include in gross income, even though not actually received, his pro rata share of the foreign taxes paid by the Fund, but would be treated as having paid his pro rata share of such foreign taxes and would therefore be allowed to either (i) deduct such amount in computing taxable income or (ii) use such amount (subject to various Code limitations) as a foreign tax credit against federal income tax. For purposes of the foreign tax credit limitation rules of the Code, each shareholder would treat as foreign source income his pro rata share of such foreign taxes plus the portion of dividends received from the Fund representing income derived from foreign sources. No deduction for foreign taxes could be claimed by a non-corporate shareholder who does not itemize deductions. In certain circumstances, a shareholder that has held Shares of the Fund for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes deemed imposed on dividends paid on such Shares. Additionally, the Fund must also meet this holding period requirement with respect to its foreign stock and securities in order for “creditable” taxes to be passed through to its shareholders. Each shareholder should consult his own tax adviser regarding the potential application of foreign tax credits.

Backup Withholding

The Fund may be required to withhold from all taxable distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided that the shareholder furnishes the Internal Revenue Service with the required information.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership (“foreign shareholder”) depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions (including any distributions of Shares or repurchases of Shares that are taxable as a dividend, as described above under “—Distributions” and “—Repurchase of Shares,” respectively) of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. Under current law, this withholding will apply even to the extent that the dividends are paid out of “portfolio interest” income or short-term capital gains that would not have been subject to such withholding tax had they been received directly by the foreign shareholder. For dividends paid by regulated investment companies in taxable years beginning before January 1, 2012, such “interest-related dividends” and “short-term capital gain dividends” that satisfied certain requirements were exempt from this withholding tax. There can be no assurance as to whether or not this exemption will be extended to future taxable years. Even in the case of such an extension, however, the Fund currently does not expect that it would report any distributions as “interest-related dividends” or “short-term capital gain dividends.” A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S.

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citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a non-exempt foreign shareholder, the Fund may be required to withhold from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of Shares occurring after December 31, 2016 paid to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose certain of its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. These requirements are different from, and in addition to, the foreign status certification requirements described above.

Other Taxation

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Fund’s Shares by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements (each referred to herein as an “ERISA Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In consideration of an investment in the Fund’s Shares of a portion of the assets of any ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan and the applicable provisions of ERISA and the Code relating to a fiduciary’s duties to the ERISA Plan. In this regard, ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in

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the Fund, the income taxes of the investment, and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the 1940 Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary with respect to the assets of any ERISA Plan that becomes a shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

An ERISA Plan proposing to invest in the Fund and any fiduciaries responsible for the ERISA Plan’s investments should be fully aware of and understand the Fund’s investment objective, policies, and strategies, and the decision to invest plan assets in the Fund should be made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and be consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Fund were deemed to include “plan assets,” as described above, a prohibited transaction within the meaning of ERISA and the Code may result if the Fund’s Share is acquired by an ERISA Plan to which the Fund, LMPFA or the Sub-Advisor is a “party in interest” or “disqualified person” and such acquisition is not entitled to an applicable exemption, of which there are many. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Fund’s Shares on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code of the acquisition and ownership of Shares.

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PROXY VOTING POLICIES AND PROCEDURES

Although individual Trustees of the Fund may not agree with particular policies or votes by LMPFA or the Sub-Adviser, the Board has delegated proxy voting discretion to LMPFA, believing that LMPFA and/or the Sub-Adviser should be responsible for voting because it is a matter relating to the investment decision making process.

LMPFA has delegated the responsibility for voting proxies for the Fund to the Sub-Adviser through its contract with the Sub-Adviser. The Sub-Adviser will use its own Proxy Voting Policies and Procedures to vote proxies. Accordingly, LMPFA does not expect to have proxy-voting responsibility for the Fund. Should LMPFA become responsible for voting proxies for any reason, such as the inability of the Sub-Adviser to provide investment advisory services, LMPFA shall utilize the proxy voting guidelines established by the most recent subadviser to vote proxies until a new subadviser is retained.

The Sub-Adviser’s Proxy Voting Policies and Procedures describe the way in which the Sub-Adviser resolves material conflicts of interest. To resolve such conflicts, the Sub-Adviser determines whether each proxy is for a routine matter. For all proxies identified as routine, the Sub-Adviser votes in accordance with the Policies. For proxies that involve non-routine matters, or where the Sub-Adviser believes there may be a potential material conflict of interest, the Sub-Adviser will disclose the potential material conflict of interest to LMPFA and obtain LMPFA’s consent before voting. In the case of a material conflict between the interests of LMPFA (or its affiliates if such conflict is known to persons responsible for voting at LMPFA) and the Fund, the board of directors of LMPFA shall consider how to address the conflict and/or how to vote the proxies. LMPFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations, to the extent that LMPFA votes proxies. LMPFA shall be responsible for gathering relevant documents and records related to proxy voting from the Sub-Adviser and providing them to the Fund as required for the Fund to comply with applicable rules under the 1940 Act.

Under certain circumstances, the Sub-Adviser may abstain from voting or affirmatively decide not to vote, if the Sub-Adviser determines that it is in the Fund’s best interest. In making such determination, the Sub-Adviser will consider (i) the costs associated with exercising the proxy, (ii) whether the effect on Fund’s economic interests or the value of the Fund’s portfolio holding is indeterminable or insignificant, and (iii) whether the Sub-Adviser anticipates selling a security in the near future.

The Sub-Adviser’s Proxy Voting Policies and Procedures is available without charge, upon request, by calling the Sub-Adviser at 212-418-6500. The Fund is required to file Form N-PX, with the complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Forms N-PX will be available: (i) without charge, upon request, by calling 1-888-425-6432; or (ii) by visiting the SEC’s website at www.sec.gov.

DESCRIPTION OF SHARES

Shares of Beneficial Interest

The Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, par value $.00001 per share. All shares of beneficial interest have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares of beneficial interest will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. The Board of Trustees, without shareholder vote, can increase or decrease the aggregate number of shares of beneficial interest outstanding and can classify and reclassify any authorized but unissued shares.

Net asset value will be reduced immediately following the initial offering by the offering expenses.

Each outstanding share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as provided with respect to any other class or series, the shareholders will possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding shares of beneficial interest can elect all of the Trustees then standing for election, and the holders of the remaining shares of beneficial interest will not be able to elect any Trustees.

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Pursuant to the terms of the Declaration of Trust the Fund may, in the future pursue its investment program through one or more subsidiary vehicles or operate in a master-feeder or fund of funds structure without any action by the shareholders.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

The Fund

The certificate of trust to establish the Fund was filed with the State of Maryland on November 8, 2011. The Fund is a Maryland statutory trust. A Maryland statutory trust is an unincorporated business association that is established under, and governed by, Maryland law. Maryland law provides a statutory framework for the powers, duties, rights and obligations of the Board and shareholders of a trust, while the more specific powers, duties, rights and obligations of the Board and the shareholders are determined by the Board as set forth in the Fund’s declaration of trust (referred to in this section as the “Declaration”). Some of the more significant provisions of the Declaration are described below.

Shareholder Voting

The Declaration provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Maryland law, actions by the Board without seeking the consent of shareholders. The Fund is not required to hold an annual meeting of shareholders, but the Fund will call special meetings of shareholders whenever required by the 1940 Act or by the terms of the Declaration. The Declaration provides that each outstanding share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. All shareholders of record of all classes of the Fund vote together, except where required by the 1940 Act to vote separately by class, or when the Board has determined that a matter affects only the interests of one or more classes of shares.

Election and Removal of Trustees

The Declaration provides that the Board may establish the number of trustees, and that vacancies on the Board may be filled by the remaining trustees, except when election of trustees by the shareholders is required under the 1940 Act. Trustees are then elected by a plurality of votes cast by shareholders at a meeting at which a quorum is present. The Declaration also provides that a mandatory retirement age may be set by action of two-thirds of the trustees and that trustees may be removed, with or without cause, by a vote of shareholders holding two-thirds of the voting power of the trust, or by a vote of two-thirds of the remaining trustees. The provisions of the Declaration relating to the election and removal of trustees may not be amended without the approval of two-thirds of the trustees.

Amendments to the Declaration

The trustees are authorized to amend the Declaration without the vote of shareholders, but no amendment may be made that impairs the exemption from personal liability granted in the Declaration to persons who are or have been shareholders, trustees, officers or employees of the Fund, or that limits the rights to indemnification or insurance provided in the Declaration with respect to actions or omissions of persons entitled to indemnification under the Declaration prior to the amendment.

Issuance of Shares

The Fund may issue an unlimited number of shares for such consideration and on such terms as the Board may determine. Shareholders are not entitled to any appraisal, preemptive, conversion, exchange or similar rights, except as the Board may determine.

Disclosure of Shareholder Holdings

The Declaration specifically requires shareholders, upon demand, to disclose to the Fund information with respect to the direct and indirect ownership of shares in order to comply with various laws or regulations, and the Fund may disclose such ownership if required by law or regulation, or as the Board may otherwise decide.

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CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is The Bank of New York Mellon. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is The Bank of New York Mellon.

FISCAL YEAR AND TAX YEAR

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The 12-month period ending March 31st of each year will be the taxable year of the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected KPMG LLP, located at 345 Park Avenue, New York, New York 10154, to serve as the independent registered public accountants of the Fund.

LEGAL COUNSEL

Simpson Thacher & Bartlett LLP, located at 425 Lexington Avenue, New York, New York, serves as legal counsel to the Fund and also serves as legal counsel to LMPFA and certain of its affiliates. Venable LLP, located at 750 E. Pratt Street, Baltimore, Maryland, serves as Maryland counsel to the Fund.

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SEMI-ANNUAL FINANCIAL STATEMENTS

The following represents the Fund’s unaudited semi-annual financial statements for the six months ended September 30, 2012.

Schedule of Investments (unaudited)

September 30, 2012

Permal Hedge Strategies Fund

	Cost	Fair Value	% of Net Assets
Investments in Portfolio Funds
Event Driven
Fortelus Special Situations Fund, Ltd. (b)(f)*	$510,702	$515,207	2.48%
H Offshore Fund, Ltd. (b)(d)(e)*	650,000	772,123	3.71
OZ Overseas Fund II, Ltd. (b)*	900,000	962,111	4.63
Paulson Advantage Plus L.P. (b)*	450,000	366,840	1.76
Third Point Offshore Fund, Ltd. (b)(e)*	800,000	851,885	4.10
York Investment, Ltd. (b)*	950,000	964,692	4.64

Total Event Driven	4,260,702	4,432,858	21.32

Fixed Income Hedge
Apollo Strategic Value Offshore Fund, Ltd. (b)(e)*	400,000	412,132	1.98
Canyon Balanced Fund (Cayman), Ltd. (b)(d)*	1,000,000	1,106,069	5.32
Gracie International Credit Opportunities Fund, Ltd. (b)*	1,000,000	956,475	4.60
JAE Credit Fund (a)*	1,000,000	1,011,790	4.86
New Generation Turnaround Fund, Ltd. (a)(e)*	500,000	524,505	2.52
Paulson Credit Opportunities L.P. (b)(d)*	950,000	932,859	4.49
Stone Lion Fund, Ltd. (b)(d)*	600,000	640,704	3.08
York Credit Opportunities Unit Trust (b)*	700,000	758,554	3.65

Total Fixed Income Hedge	6,150,000	6,343,088	30.50

Fixed Income Long — Developed Markets
Contrarian Capital Fund I Offshore, Ltd. (c)*	500,000	548,500	2.64
Monarch Debt Recovery Fund, Ltd. (c)(e)*	1,000,000	1,082,116	5.20
Thoroughbred Offshore Fund, Ltd. (c)(e)*	1,200,000	1,247,715	6.00

Total Fixed Income Long — Developed Markets	2,700,000	2,878,331	13.84

Fixed Income Long — Emerging Markets
ADM Galleus Fund I, Ltd. (b)*	200,000	206,691	0.99
Ashmore Emerging Markets Liquid Investment Portfolio (a)	200,000	210,417	1.01
Contrarian Emerging Markets Offshore, Ltd. (b)*	350,000	367,965	1.77
Emerging Market Currency Fund (b)(d)*	350,000	375,575	1.81

Total Fixed Income Long — Emerging Markets	1,100,000	1,160,648	5.58

Macro
Astenbeck Offshore Commodities Fund II, Ltd. (a)*	100,000	97,263	0.47
Blue Trend Fund, Ltd. (a)*	500,000	501,095	2.41
Caxton Global Investments, Ltd. (b)*	750,000	718,967	3.46
Explorer Global Fund, Ltd. (b)(d)*	500,000	535,949	2.58
LiquidMacro Fund, Ltd. (a)*	650,000	609,679	2.93
London Select Fund, Ltd. (a)*	750,000	743,553	3.57
Ospraie Commodity Fund, Ltd. (b)*	200,000	201,598	0.97
QFS Currency Fund, Ltd. (a)*	400,000	383,028	1.84
QFS Global Macro Fund, Ltd. (a)*	500,000	463,810	2.23

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	Cost		Fair Value	% of Net Assets
Taylor Woods Fund, Ltd. (b)*	$100,000		$101,937	0.49%
The Tudor BVI Global Fund, Ltd. (b)*	1,000,000		1,019,592	4.90

Total Macro	5,450,000		5,376,471	25.85

Total Investments in Portfolio Funds	$19,660,702	#	20,191,396	97.09

Other Assets Less Liabilities			604,865	2.91

Net Assets			$20,796,261	100.00%

Note: Investments in underlying Portfolio Funds are categorized by investment strategy.

*	Non-income producing securities.
(a)	Redemptions permitted monthly.
(b)	Redemptions permitted quarterly.
(c)	Redemptions permitted annually.
(d)	Subject to investor level gates if a significant portion of the investment is redeemed.
(e)	Subject to a minimum lock-up period.
(f)	$183,538 of this investment is held in a side pocket and is redeemable only when the underlying investment is realized or converted to regular interest in Portfolio Fund.
#	Aggregate cost for federal income tax purposes is substantially the same.

See Notes to Financial Statements (unaudited)

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Statement of assets and liabilities (unaudited)

September 30, 2012

Assets
Investments in Portfolio Funds, at fair value (cost — $19,660,702)	$20,191,396
Cash and cash equivalents	611,246
Deferred offering expenses	273,840
Receivable for reimbursement from adviser	86,283

Total Assets	21,162,765

Liabilities
Professional fees payable	117,919
Offering expenses payable	113,085
Trustees’ fees payable	2,294
Accrued expenses	133,206

Total Liabilities	366,504

Total Net Assets	$20,796,261

Net Assets
Paid-in capital (Note 8)	$20,570,093
Accumulated net investment loss	(302,671)
Accumulated net realized loss on investments in Portfolio Funds	(1,855)
Accumulated net unrealized appreciation on investments in Portfolio Funds	530,694

Total Net Assets	$20,796,261

Net Asset Value
Permal Hedge Strategies Fund (2,059,761 Shares outstanding)	$10.10

See Notes to Financial Statements (unaudited)

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Statement of operations (unaudited)

For the Six Months Ended September 30, 2012

Investment Income
Dividend income	$4,709

Fund Expenses
Offering expenses (Note 1)	256,742
Professional fees	158,425
Investment management fee (Note 2)	112,605
Administration fees	79,084
Distribution expenses	56,302
Organizational fees (Note 1)	42,449
Printing expenses	26,495
Shareholder service expenses	25,592
Custodian fees	2,864
Registration fees	2,500
Trustees’ fees	1,610
Other operating expenses	4,400

Total Operating Expenses	769,068
Less: Fee waivers and /or expense reimbursements (Note 2)	(513,553)

Net Expenses	255,515

Net Investment Loss	(250,806)

Net Realized Loss from Investments in Portfolio Funds	(1,855)

Net Change in Unrealized Appreciation from Investments in Portfolio Funds	366,527

Net Increase in Net Assets Resulting From Operations	$113,866

See Notes to Financial Statements (unaudited)

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Statements of changes in net assets

For the Six Months Ended September 30, 2012 (unaudited) and the Period Ended March 31, 2012

	September 30	March 31†
Net Increase (Decrease) in Net Assets:
Operations:
Net investment loss	$(250,806)	$(81,772)
Net realized loss from investments in Portfolio Funds	(1,855)	—
Net change in unrealized appreciation from investments in Portfolio Funds	366,527	164,167

Net increase in Net Assets resulting from Operations	113,866	82,395

Fund Share Transactions (Note 8):
Proceeds from issuance of Shares	600,000	20,000,000

Increase in Net Assets	713,866	20,082,395

Net Assets
Beginning of period	20,082,395	—

End of period*	$20,796,261	$20,082,395

* Includes accumulated net investment loss of:	$(302,671)	$(51,865)

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements (unaudited)

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Statement of cash flows (unaudited)

For the Six Months Ended September 30, 2012

Cash Used in Operating Activities
Net increase in net assets resulting from operations	$113,866
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Proceeds from the disposition of investments in Portfolio Funds	137,443
Net realized loss on investments in Portfolio Funds	1,855
Net change in unrealized appreciation from investments in Portfolio Funds	(366,527)
Decrease in deferred offering expenses	50,755
Decrease in receivable for reimbursement from advisor	40,360
Decrease in offering expenses payable	(240,822)
Decrease in professional fees payable	(65,081)
Decrease in organizational fees payable	(92,048)
Increase in trustees’ fees payable	127
Increase in accrued expenses	44,183

Net cash used in operating activities	(375,889)

Cash and Cash Equivalents
Net decrease in cash and cash equivalents	(375,889)
Cash and cash equivalents at beginning of period	987,135

Cash and cash equivalents at end of period	$611,246

See Notes to Financial Statements (unaudited)

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Financial Highlights

For a share of beneficial interest outstanding throughout each year ended March 31, unless otherwise noted:

	2012 †	2012 ±
Net asset value per share, beginning of period:	$10.04	$10.00

Income (loss) from investment operations: [1]
Net investment loss	(0.12)	(0.04)
Net change in unrealized appreciation from investments in Portfolio Funds	0.18	0.08

Total income from investment operations	0.06	0.04

Net asset value per share, end of period:	$10.10	$10.04

Total return [2]	0.60%	0.40%
Net assets, end of period (000s)	$20,796	$20,082
Ratios to average net assets:
Gross expenses [3,4]	7.52%	15.48%
Net expenses [3,4,5,6]	2.50%	2.50%
Net investment loss [3]	(2.45)%	(2.46)%
Portfolio turnover rate	1%	0%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.

†	For the six months ended September 30, 2012 (unaudited).
±	For the period February 1, 2012 (commencement of operations) to March 31, 2012.
[1]	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
[2]

Performance figures, exclusive of sales charges, may reflect fee waivers and/or expense reimbursements. In the absence of fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total return for periods less than one year have not been annualized.

[3]	Annualized.
[4]	Does not include expenses of the Portfolio Funds in which the Fund invests.
[5]

As a result of an expense limitation, the Fund’s manager has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses attributable to the Broker Class Shares will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). This expense limitation arrangement cannot be terminated prior to December 31, 2013 without the Board of Trustees’ consent.

[6]	Reflects fee waiver and/or expense reimbursements.

See Notes to Financial Statements (unaudited)

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Notes to Financial Statements (unaudited)

1. Organization and significant accounting policies

Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investments primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The following are significant accounting policies consistently followed by the Fund and are in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

(a) Investment valuation. The Fund normally invests primarily in Portfolio Funds. The net asset values (“Underlying NAV”) of Portfolio Funds are generally not readily available from pricing vendors, nor are they calculable independently by Permal Asset Management Inc. (“Permal”), the Fund’s sub-adviser, or the Legg Mason North American Fund Valuation Committee (the “Valuation Committee”). Therefore, pursuant to the valuation procedures, the Fund, under the direction of the Valuation Committee and recommendations from Permal, fair values the Fund’s interests in the Portfolio Funds as of each date upon which the Fund calculates its net asset value (“NAV Date”). The Fund values, using the net asset value as a practical expedient to form the basis of fair value, each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event that a Portfolio Fund’s third party administrator does not report an Underlying NAV to the Fund on a timely basis, the Fund determines the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the NAV Date. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. In the event the Underlying NAV is not as of the NAV Date, Permal will use benchmarks or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV.

Prior to investing in any Portfolio Fund, Permal conducts a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which utilizes market values when available and otherwise utilizes principles of fair value that Permal reasonably believes to be consistent with those used by the Fund in valuing its own investments.

The Board of Trustees is responsible for the valuation process and has delegated the supervision of the daily valuation process to the Valuation Committee. The Valuation Committee, pursuant to the policies adopted by the

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Board of Trustees, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s pricing policies, and reporting to the Board of Trustees. The valuation procedures approved by the Board provide that, when deemed appropriate by Permal and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to be the best estimate of the fair value of the particular security under consideration.

Some of the Portfolio Funds may hold a portion of their assets in “side pockets,” which are sub-funds within the Portfolio Funds that have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Portfolio Funds may provide. Should the Fund seek to liquidate its investment in a Portfolio Fund that maintains these side pockets, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until the Fund is permitted to fully liquidate its interest in the Portfolio Fund, the fair value of its investment could fluctuate based on adjustments to the value of the side pocket. At September 30, 2012, $183,538 or 0.9% of the Fund’s net assets was invested in side pockets maintained by the Portfolio Funds.

As a general matter, the fair value of the Fund’s investment in a Portfolio Fund represents the amount that the Fund can reasonably expect to receive if the Fund’s investment was redeemed in an orderly transaction at the time of valuation. The Portfolio Funds provide for periodic redemptions ranging from monthly to annually. Portfolio Funds generally require advance notice of a shareholder’s intent to redeem its interest, and may, depending on the Portfolio Funds’ governing agreements, deny or delay a redemption request.

The underlying investments of each Portfolio Fund are accounted for at fair value as described in each Portfolio Fund’s financial statements. The Portfolio Funds may invest a portion of their assets in restricted securities and other investments that are illiquid.

The Fund considers whether an adjustment should be made to an Underlying NAV, when the Underlying NAV does not represent fair value or when it is probable that the Fund will sell a portion of the Portfolio Fund at an amount different from the Underlying NAV. No adjustments were made to the Underlying NAVs as of September 30, 2012.

U.S. GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. These inputs are summarized in the three broad levels listed below:

•	Level 1 — quoted prices in active markets for identical investments

•

Level 2 — other significant observable inputs (including quoted prices for similar investments, fair value of investments for which the Fund has the ability to fully redeem at net asset value as of the measurement date or within the near term)

•

Level 3 — significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments, fair value of investments for which the Fund does not have the ability to fully redeem at net asset value as of the measurement date or within the near term)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

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The following is a summary of the inputs used in valuing the Fund’s assets carried at fair value:

Description	Quoted Prices (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments in portfolio funds
Event driven	—	$2,528,887	$1,903,971	$4,432,858
Fixed income hedge	—	5,406,451	936,637	6,343,088
Fixed income long — developed markets	—	—	2,878,331	2,878,331
Fixed income long — emerging markets	—	1,160,648	—	1,160,648
Macro	—	5,376,471	—	5,376,471

Total investments in portfolio funds	—	$14,472,457	$5,718,939	$20,191,396

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Investment Strategy	Event Driven	Fixed Income Hedge	Fixed Income Long — Developed Markets	Fixed Income Long — Emerging Markets	Macro	Total
Balance, as of April 1, 2012	$2,104,399	$3,553,313	$1,544,863	$354,260	$509,742	$8,066,577
Realized gain (loss)	(1,855)	—	—	—	—	(1,855)
Change in unrealized appreciation/(depreciation)[1]	149,189	(3,260)	133,468	—	—	279,397
Purchases	—	—	1,200,000	—	—	1,200,000
Sales	(137,443)	—	—	—	—	(137,443)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3[2]	(210,319)	(2,613,416)	—	(354,260)	(509,742)	(3,687,737)

Balance, as of September 30, 2012	$1,903,971	$936,637	$2,878,331	$—	$—	$5,718,939

Net change in unrealized appreciation (depreciation) for investments in portfolio funds still held at September 30, 2012[1]	$149,189	$(3,260)	$133,468	$—	$—	$279,397

The Fund’s policy is to recognize transfers between levels as of the end of the reporting period.

[1]

This amount is included in the change in net unrealized appreciation (depreciation) in the accompanying Statement of Operations. Change in appreciation (depreciation) includes net unrealized appreciation (depreciation) resulting from changes in investment values during the reporting period and the reversal of previously recorded unrealized appreciation (depreciation) when gains or losses are realized.

[2]	Transferred out of Level 3 as a result of the Fund having the ability to fully redeem at net asset value as of the measurement date or within the near term.

The following is a summary of the investment strategies, liquidity, redemption notice periods and any restrictions on the liquidity provisions of the investments in Portfolio Funds held by the Fund as of September 30, 2012. Portfolio Funds with no current redemption restrictions may be subject to future gates, lock-up provisions or other restrictions, in accordance with their offering documents which would affect its liquidity. The Fund had no unfunded capital commitments as of September 30, 2012.

Global fixed income strategies can include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, and emerging markets debt. U.S. and

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non-U.S. fixed income hedge generally involve Portfolio Managers taking both long and short positions in credit related instruments, including bonds, loans, asset-backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt. Fixed income arbitrage generally involves Portfolio Managers attempting to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns. Convertible arbitrage generally involves seeking to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund. The Portfolio Funds within this strategy have monthly to annual liquidity, and are generally subject to a 2 to 90 day notice period. Portfolio Funds representing approximately 32% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year or greater. Portfolio Funds representing approximately 5% in this strategy are classified as Level 3 investments due to a greater than quarterly redemption period. The remaining approximately 63% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and so, are classified as Level 2 investments in Portfolio Funds.

Global event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst. Risk arbitrage generally involves Portfolio Managers attempting to seek to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm. Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events. Distressed securities involve investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price. Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions. The Portfolio Funds within this strategy have quarterly liquidity, and are generally subject to a 30 to 90 day notice period. Portfolio Funds representing approximately 39% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year. A portion of a Portfolio Fund representing approximately 4% in this strategy is classified as a Level 3 investment due to its classification as a side pocket investment. The remaining approximately 57% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and so, are classified as Level 2 investments in Portfolio Funds.

Global macro strategies seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies. Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated

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positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage. Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Portfolio Managers using natural resources trading strategies use commodity trading strategies generally investing on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and auto parts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities. Generally, the Portfolio Funds within this strategy have monthly to quarterly liquidity, subject to a 15 to 60 day notice period. 100% of the

Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and so, are classified as Level 2 investments in Portfolio Funds.

(b) Net asset value determination. The net asset value of the Fund is determined as of the close of business at the end of each month in accordance with the valuation principles set forth above or as may be determined from time to time pursuant to policies established by the Board of Trustees. The net asset value of the Fund will equal the value of the total assets of the Fund (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less all of its liabilities, including accrued fees and expenses. The net asset value per share of the Fund will equal the net asset value of the Fund divided by the number of outstanding shares.

(c) Cash and cash equivalents. Cash and cash equivalents consist of cash on deposit and monies invested in money market deposit accounts that are accounted for at amortized cost, which approximates fair value. Such cash, at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such bank deposits.

(d) Security transactions and investment income. The Fund’s transactions are accounted for on a trade-date basis. Realized gains and losses on Fund transactions are determined by use of the specific identification method. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date. The Fund will indirectly bear a portion of the Portfolio Funds’ income and expenses, including management fees and incentive fees charged by the Portfolio Funds. That income and those expenses are recorded in the Fund’s financial statements as unrealized appreciation/depreciation and not as income or expense on the statement of operations or in the financial highlights.

(e) Distributions to shareholders. Distributions from net investment income and distributions of net realized gains, if any, are declared at least annually. Distributions to shareholders of the Fund are recorded on the ex-dividend date and are determined in accordance with income tax regulations, which may differ from U.S. GAAP.

(f) Compensating balance arrangements. The Fund has an arrangement with its custodian bank whereby a portion of the custodian’s fees is paid indirectly by credits earned on the Fund’s cash on deposit with the bank.

(g) Federal and other taxes. It is the Fund’s policy to comply with the federal income and excise tax requirements of the Internal Revenue Code of 1986 (the “Code”), as amended, applicable to regulated investment

106

companies. Accordingly, the Fund intends to distribute its taxable income and net realized gains, if any, to shareholders in accordance with timing requirements imposed by the Code. Therefore, no federal or state income tax provision is required in the Fund’s financial statements.

Management has analyzed the Fund’s tax positions taken on income tax returns for all open tax years and has concluded that as of September 30, 2012, no provision for income tax is required in the Fund’s financial statements. The Fund’s federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by Internal Revenue Service and state departments of revenue.

(h) Organization and offering costs. Additional organization costs of $42,449, which have been incurred during the six months ended September 30, 2012, were expensed by the Fund and will be reimbursed by the Adviser. Additional offering expenses of $205,987 will be amortized to expense over the original twelve months on a straight-line basis.

(i) Reclassification. U.S. GAAP requires that certain components of net assets be reclassified to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on net assets or net asset values per share.

2. Investment management agreement and other transactions with affiliates

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager and Permal is the Fund’s sub-adviser and is a member of the Permal Group, owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. LMPFA is a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”). Permal Group Ltd. is a subsidiary of Legg Mason.

Under the investment management agreement, the Fund pays an investment management fee, calculated and paid monthly, at an annual rate of 1.10% of the Fund’s average monthly managed assets. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding.

LMPFA provides administrative and certain oversight services to the Fund. LMPFA delegates to the sub-adviser the day-to-day portfolio management of the Fund. For its services, LMPFA pays Permal an amount equal to 1.00% of the Fund’s average monthly managed assets.

LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). The expense limitation will continue until December 31, 2013, unless modified or terminated prior to that date by agreement of LMPFA and the Board of Trustees (although they may only be terminated by the Board of Trustees through December 31, 2013).

During the six months ended September 30, 2012, fees waived and/or expenses reimbursed amounted to $513,553.

LMPFA is also permitted to recapture amounts waived or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses exceeding the limit described above.

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Pursuant to these agreements, at September 30, 2012, the Fund had remaining fee waivers and/or expense reimbursements subject to recapture by LMPFA and respective dates of expiration as follows:

Expires March 31, 2015	$430,699
Expires March 31, 2016	$513,553

Total fee waivers/expense reimbursements subject to recapture	$944,252

Fixed fees of the Portfolio Funds are generally expected to range from 1% to 3% annually of the value of the Fund’s investment and incentive allocations or fees of the Portfolio Funds are generally expected to range from 15% to 30% annually of a Portfolio Fund’s net profits or performance. These fixed fees and incentive allocations or fees of the Portfolio Funds are accounted for in the valuations of the Portfolio Funds and are not reflected in the management fees reflected in the Statement of Operations.

Legg Mason Investor Services, LLC (“LMIS”), a wholly-owned broker dealer subsidiary of Legg Mason, serves as shareholder services and distribution agent of the Fund. Pursuant to the terms of the Shareholder Services and Distribution Plan, the Fund will pay LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets, for shareholder services provided by LMIS to shareholders and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to dealers, except with respect to shares sold by LMIS.

There is a maximum initial sales charge of 3.00% of the amount invested, with breakpoints generally based on size of investment. For the six months ended September 30, 2012, LMIS and affiliates did not receive any sales charges on sales fo the Fund’s shares.

All officers and one Trustee of the Fund are employees of Legg Mason or its affiliates and do not receive compensation form the Fund.

3. Investments

During the six months ended September 30, 2012, the aggregate cost of purchases and proceeds from sales of Portfolio Funds (excluding short-term investments) were as follows:

Purchases	$1,650,000
Sales	137,443

At September 30, 2012, the aggregate gross unrealized appreciation and depreciation of investments for federal income tax purposes were as follows:

Gross unrealized appreciation	$808,220
Gross unrealized depreciation	(277,526)

Net unrealized appreciation	$530,694

4. Derivative instruments and hedging activities

Financial Accounting Standards Board Codification Topic 815 requires enhanced disclosure about an entity’s derivative and hedging activities.

During the six months ended September 30, 2012, the Fund did not invest in any derivative instruments.

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5. Financial Instruments with off-balance sheet risk

In the normal course of business, the Portfolio Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts and entering into equity swaps. The Fund’s risk of loss in these Portfolio Funds is limited to the value of its investment in the respective Portfolio Funds.

6. Redemption penalty

The Fund may be charged a redemption penalty for redeeming its interests of certain Portfolio Funds prior to the expiration of applicable lock-up periods. During the six months ended September 30, 2012, the Fund did not incur a redemption penalty.

7. Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Fund based on events which have not yet occurred. However, based on experience, the Fund believes the risk of loss from these arrangements to be remote.

8. Shares of beneficial interest

Shares of beneficial interest in the Fund (“shares”) are sold to eligible investors (“shareholders”) who meet the definition of an accredited investor as defined in Regulation D under the 1933 Act. The minimum initial investment in the Fund from each shareholder is $25,000; the minimum additional investment is $10,000.

At September 30, 2012, the Trust had an unlimited number of shares of beneficial interest authorized with a par value of $0.00001 per share. The Fund intends to accept initial and additional purchases of shares as of the first business day of each calendar month. The Fund reserves the right to reject, in whole or in part, any purchase of shares and may suspend the offering of shares at any time and from time to time. The Fund may from time to time repurchase shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with Permal. LMPFA, in consultation with Permal, expects that generally it will recommend the Board repurchase shares from shareholders quarterly, with such repurchases based on fund valuations as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur as of the immediately preceding business day), commencing on or about September 28, 2012.

Transactions in shares of the Fund were as follows:

	Six Months Ended September 30, 2012		Period Ended March 31, 2012†
	Shares	Amount	Shares	Amount
Shares sold	59,761	$600,000	2,000,000	$20,000,000
Shares issued on reinvestment	—	—	—	—
Shares repurchased	—	—	—	—

Net increase	59,761	$600,000	2,000,000	$20,000,000

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

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9. Income tax information and distributions to shareholders

The Fund did not make any distributions during the six months ended September 30, 2012.

10. Subsequent events

Management has evaluated the impact of all subsequent events on the Fund through the date financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

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FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders

Permal Hedge Strategies Fund

We have audited the accompanying statement of assets and liabilities of Permal Hedge Strategies Fund, including the schedule of investments, as of March 31, 2012, and the related statements of operations, changes in net assets, and cash flows, and the financial highlights for the period from February 1, 2012 (commencement of operations) to March 31, 2012. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of underlying investments owned as of March 31, 2012, by correspondence with the underlying fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Permal Hedge Strategies Fund as of March 31, 2012, the results of its operations, the changes in its net assets, its cash flows and the financial highlights for the period described above, in conformity with U.S. generally accepted accounting principles.

New York, New York

May 30, 2012

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FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Schedule of Investments

March 31, 2012

Permal Hedge Strategies Fund

	Cost	Fair Value	% of Net Assets
Investments in Portfolio Funds:
Event Driven
Fortelus Special Situations Fund, Ltd. (b)*	$650,000	$599,918	2.99%
H Offshore Fund, Ltd. (b)*	650,000	685,460	3.41
OZ Overseas Fund II, Ltd. (b)*	900,000	926,645	4.61
Paulson Advantage Plus L.P. (b)*	450,000	418,995	2.09
Third Point Offshore Fund, Ltd. (b)*	800,000	819,021	4.08
York Investment, Ltd. (b)*	700,000	726,801	3.62

Total Event Driven	4,150,000	4,176,840	20.80

Fixed Income Hedge
Apollo Strategic Value Offshore Fund, Ltd. (b)*	400,000	415,284	2.07
Canyon Balanced Fund (Cayman), Ltd. (b)*	1,000,000	1,037,798	5.17
Gracie International Credit Opportunities Fund, Ltd. (b)*	1,000,000	988,410	4.92
JAE Credit Fund (a)*	1,000,000	1,013,190	5.05
New Generation Turnaround Fund, Ltd. (a)*	500,000	524,613	2.61
Paulson Credit Opportunities L.P. (b)*	950,000	963,099	4.80
Stone Lion Fund, Ltd. (b)*	600,000	612,519	3.05
York Credit Opportunities Unit Trust (b)*	700,000	734,036	3.66

Total Fixed Income Hedge	6,150,000	6,288,949	31.33

Fixed Income Long — Developed Markets
Contrarian Capital Fund I Offshore, Ltd. (c)*	500,000	516,984	2.57
Monarch Debt Recovery Fund, Ltd. (c)*	1,000,000	1,027,879	5.12

Total Fixed Income Long — Developed Markets	1,500,000	1,544,863	7.69

Fixed Income Long — Emerging Markets
ADM Galleus Fund I, Ltd. (b)*	200,000	202,140	1.01
Ashmore Emerging Markets Liquid Investment Portfolio (a)	200,000	203,125	1.01
Contrarian Emerging Markets Offshore, Ltd. (b)*	350,000	358,685	1.79
Emerging Market Currency Fund (b)*	350,000	354,260	1.76

Total Fixed Income Long — Emerging Markets	1,100,000	1,118,210	5.57

Macro
Astenbeck Offshore Commodities Fund II, Ltd. (a)*	100,000	103,880	0.52
Blue Trend Fund, Ltd. (a)*	500,000	475,612	2.37
Caxton Global Investments, Ltd. (b)*	650,000	664,982	3.31
Explorer Global Fund, Ltd. (b)*	500,000	509,742	2.54
LiquidMacro Fund, Ltd. (a)*	650,000	630,778	3.14
London Select Fund, Ltd. (a)*	650,000	666,619	3.32
Ospraie Commodity Fund, Ltd. (b)*	200,000	203,428	1.01
QFS Currency Fund, Ltd. (a)*	400,000	357,136	1.78
QFS Global Macro Fund, Ltd. (a)*	500,000	461,980	2.30

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	Cost		Fair Value	% of Net Assets
Taylor Woods Fund, Ltd. (b)*	$100,000		$98,048	0.49%
The Tudor BVI Global Fund, Ltd. (b)*	1,000,000		1,013,100	5.04

Total Macro	5,250,000		5,185,305	25.82

Total Investments in Portfolio Funds	$18,150,000	#	18,314,167	91.21

Other Assets in Excess of Liabilities			1,768,228	8.79

Net Assets			$20,082,395	100.00%

Note: Investments in underlying Portfolio Funds are categorized by investment strategy.

*	Non-income producing securities.
(a)	Redemptions permitted monthly.
(b)	Redemptions permitted quarterly.
(c)	Redemptions permitted annually.
#	Aggregate cost for federal income tax purposes is $18,255,888.

See Notes to Financial Statements

113

Statement of assets and liabilities

March 31, 2012

Assets
Investments in Portfolio Funds, at fair value (cost — $18,150,000)	$18,314,167
Cash and cash equivalents	987,135
Investments in Portfolio Funds paid in advance	1,650,000
Deferred offering expenses	324,595
Receivable for reimbursement from adviser	126,643

Total Assets	21,402,540

Liabilities
Contributions received in advance	600,000
Offering expenses payable	353,907
Professional fees payable	183,000
Organizational fees payable	92,048
Trustees’ fees payable	2,167
Accrued expenses	89,023

Total Liabilities	1,320,145

Total Net Assets	$20,082,395

Net Assets
Paid-in capital (Note 8)	$19,970,093
Accumulated net investment loss	(51,865)
Accumulated net unrealized appreciation on investments	164,167

Total Net Assets	$20,082,395

Net Asset Value

Permal Hedge Strategies Fund (2,000,000 Shares outstanding)	$10.04

See Notes to Financial Statements

114

Statement of operations

For the Period Ended March 31, 2012 †

Investment Income
Dividend income	$1,201

Fund Expenses
Professional fees	183,000
Organizational fees (Note 1)	135,649
Offering expenses (Note 1)	64,919
Investment management fee (Note 2)	36,566
Administration fees	30,912
Printing expenses	20,000
Distribution expenses	18,283
Shareholder service expenses	8,311
Custodian fees	5,797
Registration fees	4,167
Trustees’ fees	2,167
Other operating expenses	3,901

Total Operating Expenses	513,672
Less: Fee waivers and/or expense reimbursements (Note 2)	(430,699)

Net Expenses	82,973

Net Investment Loss	(81,772)

Net Change in Unrealized Appreciation from Investments in Portfolio Funds	164,167

Net Increase in Net Assets resulting From Operations	$82,395

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements

115

Statement of changes in net assets

For the Period Ended March 31, 2012 †

Net Increase (Decrease) in Net Assets:
Operations:
Net investment loss	$(81,772)
Net change in unrealized appreciation from investments in Portfolio Funds	164,167

Net Increase in Net Assets resulting From Operations	82,395

Fund Share Transactions (Note 8):
Proceeds from issuance of Shares	20,000,000
Increase in Net Assets	20,082,395

Net Assets:
Beginning of period	—
End of period*	$20,082,395
*Includes accumulated net investment loss of:	$(51,865)

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements

116

Statement of cash flows

For the Period Ended March 31, 2012 †

Cash Used in Operating Activities
Net increase in net assets resulting from operations	$82,395
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Purchase of investments in Portfolio Funds	(18,150,000)
Net change in unrealized appreciation from investments in Portfolio Funds	(164,167)
Increase in investments in Portfolio Funds paid in advance	(1,650,000)
Increase in deferred offering expenses	(324,595)
Increase in receivable for reimbursement from adviser	(126,643)
Increase in contributions received in advance	600,000
Increase in offering expenses payable	353,907
Increase in professional fees payable	183,000
Increase in organizational fees payable	92,048
Increase in trustees’ fees payable	2,167
Increase in accrued expenses	89,023

Net cash used in operating activities	(19,012,865)

Cash Provided by Financing Activities
Proceeds from issuance of Shares	20,000,000

Cash and Cash Equivalents
Net increase in cash and cash equivalents	987,135
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$987,135

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements

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Financial Highlights

For a share of beneficial interest outstanding throughout the period ended March 31:

2012†
Net asset value per share, beginning of period:	$10.00

Income (loss) from investment operations: [1]
Net investment loss	(0.04)
Net change in unrealized appreciation from investments	0.08

Total income from investment operations:	0.04

Net asset value per share, end of period:	$10.04
Total Return [2]	0.40%
Net assets, end of period (000s)	$20,082
Ratios to average net assets:
Gross expenses [3,4]	15.48%
Net expenses [3,4,5,6]	2.50%
Net investment loss [3]	(2.46)%
Portfolio turnover rate	0%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.
†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.
[1]	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
[2]

Performance figures, exclusive of sales charges, may reflect fee waivers and/or expense reimbursements. In the absence of fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total return for periods less than one year have not been annualized.

[3]	Annualized.
[4]	Does not include expenses of the Portfolio Funds in which the Fund invests.
[5]

As a result of an expense limitation, the Fund’s manager has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses).

[6]	Reflects fee waiver and/or expense reimbursements.

See Notes to Financial Statements

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NOTES TO FINANCIAL STATEMENTS

1. Organization and significant accounting policies

Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investments primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The following are significant accounting policies consistently followed by the Fund and are in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

(a) Investment valuation. The Fund primarily invests in Portfolio Funds. The net asset values of Portfolio Funds (“Underlying NAV”) are generally not readily available from pricing vendors, nor are they calculable independently by Permal Asset Management Inc. (“Permal”), the Fund’s sub-adviser, or the Legg Mason North American Fund Valuation Committee (the “Valuation Committee”). Therefore, pursuant to the valuation procedures, the Fund, under the direction of the Valuation Committee and recommendations from Permal, fair values the Fund’s interests in the Portfolio Funds as of each date upon which the Fund calculates its net asset value (“NAV Date”). The Fund values, using the net asset value as a practical expedient to form the basis of fair value, each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event that a Portfolio Fund’s third party administrator does not report an Underlying NAV to the Fund on a timely basis, the Fund determines the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the NAV Date. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. In the event the Underlying NAV is not as of the NAV Date, Permal will use benchmarks or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV.

Prior to investing in any Portfolio Fund, Permal conducts a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which utilizes market values when available and otherwise utilizes principles of fair value that Permal reasonably believes to be consistent with those used by the Fund in valuing its own investments.

The Board of Trustees is responsible for the valuation process and has delegated the supervision of the daily valuation process to the Valuation Committee. The Valuation Committee, pursuant to the policies adopted by the

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Board of Trustees, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s pricing policies, and reporting to the Board of Trustees. The valuation procedures approved by the Board provide that, when deemed appropriate by Permal and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to be the best estimate of the fair value of the particular security under consideration.

As a general matter, the fair value of the Fund’s investment in a Portfolio Fund represents the amount that the Fund can reasonably expect to receive if the Fund’s investment was redeemed in an orderly transaction at the time of valuation. The Portfolio Funds provide for periodic redemptions ranging from monthly to annually. Portfolio Funds generally require advance notice of a shareholder’s intent to redeem its interest, and may, depending on the Portfolio Funds’ governing agreements, deny or delay a redemption request. The underlying investments of each Portfolio Fund are accounted for at fair value as described in each Portfolio Fund’s financial statements. The Portfolio Funds may invest a portion of their assets in restricted securities and other investments that are illiquid.

The Fund considers whether an adjustment should be made to an Underlying NAV, when the Underlying NAV does not represent fair value or when it is probable that the Fund will sell a portion of the Portfolio Fund at an amount different from the Underlying NAV. No adjustments were made to the Underlying NAVs as of March 31, 2012.

U.S. GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. These inputs are summarized in the three broad levels listed below:

•	Level 1 — quoted prices in active markets for identical investments

•	Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3 — significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used in valuing the Fund’s assets carried at fair value:

	Assets
Description	Quoted Prices (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments in portfolio funds
Event driven	—	$2,072,441	$2,104,399	$4,176,840
Fixed income hedge	—	2,735,636	3,553,313	6,288,949
Fixed income long – developed markets	—	—	1,544,863	1,544,863
Fixed income long – emerging markets	—	763,950	354,260	1,118,210
Macro	—	4,675,563	509,742	5,185,305

Total investments in portfolio funds	—	$10,247,590	$8,066,577	$18,314,167

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The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Investment Strategy	Event Driven	Fixed Income Hedge	Fixed Income Long – Developed Markets
Balance, as of February 1, 2012	—	—	—
Realized gain (loss)	—	—	—
Change in unrealized appreciation (depreciation)[1]	$4,399	$103,313	$44,863
Purchases	2,100,000	3,450,000	1,500,000
Sales	—	—	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—
Balance, as of March 31, 2012	$2,104,399	$3,553,313	$1,544,863
Net change in unrealized appreciation (depreciation) for investments in portfolio funds still held at March 31, 2012[1]	$4,399	$103,313	$44,863

Investment Strategy	Fixed Income Long – Emerging Markets	Macro	Total
Balance, as of February 1, 2012	—	—	—
Realized gain (loss)	—	—	—
Change in unrealized appreciation (depreciation)[1]	$4,260	$9,742	$166,577
Purchases	350,000	500,000	7,900,000
Sales	—	—	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—
Balance, as of March 31, 2012	$354,260	$509,742	$8,066,577
Net change in unrealized appreciation (depreciation) for investments in portfolio funds still held at March 31, 2012[1]	$4,260	$9,742	$166,577

The Fund’s policy is to recognize transfers between levels as of the end of the reporting period.
[1]

This amount is included in the change in net unrealized appreciation (depreciation) in the accompanying Statement of Operations. Change in unrealized appreciation (depreciation) includes net unrealized appreciation (depreciation) resulting from changes in investment values during the reporting period and the reversal of previously recorded unrealized appreciation (depreciation) when gains or losses are realized.

The following is a summary of the investment strategies, liquidity, redemption notice periods and any restrictions on the liquidity provisions of the investments in Portfolio Funds held by the Fund as of March 31, 2012. Portfolio Funds with no current redemption restrictions may be subject to future gates, lock-up provisions or other restrictions, in accordance with their offering documents which would affect its liquidity. The Fund had no unfunded capital commitments as of March 31, 2012.

Global fixed income strategies can include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, and emerging markets debt. U.S. and non-U.S. fixed income hedge generally involve Portfolio Managers taking both long and short positions in credit related instruments, including bonds, loans, asset backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt. Fixed income arbitrage generally involves Portfolio Managers attempting to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns. Convertible arbitrage generally

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involves seeking to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund. The Portfolio Funds within this strategy have monthly to annual liquidity, and are generally subject to a 2 to 90 day notice period. Portfolio Funds representing approximately 22% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year or greater. Portfolio Funds representing approximately 6% in this strategy are classified as Level 3 investments due to a redemption period greater than 90 days. Portfolio Funds representing approximately 33% in this strategy are classified as Level 3 due to gated redemptions at the investor account level. The remaining approximately 39% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and therefore, are classified as Level 2 investments in Portfolio Funds.

Global event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst. Risk arbitrage generally involves Portfolio Managers attempting to seek to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm. Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events. Distressed securities involve investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price. Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions. The Portfolio Funds within this strategy have quarterly liquidity, and are generally subject to a 30 to 90 day notice period. Portfolio Funds representing approximately 34% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year. Portfolio Funds representing approximately 16% in this strategy are classified as Level 3 due to gated redemptions at the investor account level. The remaining approximately 50% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and therefore, are classified as Level 2 investments in Portfolio Funds.

Global macro strategies seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies. Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage. Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary

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strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Portfolio Managers using natural resources trading strategies use commodity trading strategies generally investing on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and auto parts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities. Generally, the Portfolio Funds within this strategy have monthly to quarterly liquidity, subject to a 15 to 60 day notice period. A Portfolio Fund representing approximately 10% in this strategy is classified as Level 3 due to gated redemptions at the investor account level. The remaining approximately 90% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and therefore, are classified as Level 2 investments in Portfolio Funds.

(b) Net asset value determination. The net asset value of the Fund is determined as of the close of business at the end of each month in accordance with the valuation principles set forth above or as may be determined from time to time pursuant to policies established by the Board of Trustees. The net asset value of the Fund will equal the value of the total assets of the Fund (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less all of its liabilities, including accrued fees and expenses. The net asset value per share of the Fund will equal the net asset value of the Fund divided by the number of outstanding shares.

(c) Cash and cash equivalents. Cash and cash equivalents consist of cash on deposit and monies invested in money market deposit accounts that are accounted for at amortized cost, which approximates fair value. Such cash, at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such bank deposits.

(d) Security transactions and investment income. The Fund’s transactions are accounted for on a trade-date basis. Realized gains and losses on Fund transactions are determined on the average cost basis. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex dividend date. The Fund will indirectly bear a portion of the Portfolio Funds’ income and expenses, including management fees and incentive fees charged by the Portfolio Funds. That income and those expenses are recorded in the Fund’s financial statements as unrealized appreciation/depreciation and not as income or expense on the statement of operations or in the financial highlights.

(e) Distributions to shareholders. Distributions from net investment income and distributions of net realized gains, if any, are declared at least annually. Distributions to shareholders of the Fund are recorded on the ex-dividend date and are determined in accordance with income tax regulations, which may differ from U.S. GAAP.

(f) Compensating balance arrangements. The Fund has an arrangement with its custodian bank whereby a portion of the custodian’s fees is paid indirectly by credits earned on the Fund’s cash on deposit with the bank.

(g) Federal and other taxes. It is the Fund’s policy to comply with the federal income and excise tax requirements of the Internal Revenue Code of 1986 (the “Code”), as amended, applicable to regulated investment companies. Accordingly, the Fund intends to distribute its taxable income and net realized gains, if any, to shareholders in accordance with timing requirements imposed by the Code. Therefore, no federal or state income tax provision is required in the Fund’s financial statements. Management has analyzed the Fund’s tax positions taken on income tax returns for the current tax year and has concluded that as of March 31, 2012, no provision

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for income tax is required in the Fund’s financial statements. The Fund’s federal and state income and federal excise tax returns are subject to examination by Internal Revenue Service and state departments of revenue.

(h) Organization and offering costs. Organizational fees of $135,649, which have been incurred through March 31, 2012, were expensed by the Fund and will be reimbursed by the adviser. Offering expenses of $389,514 have been deferred and amortized to expense over the first twelve months of operations on a straight-line basis.

(i) Reclassification. U.S. GAAP requires that certain components of net assets be reclassified to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on net assets or net asset values per share. During the current year, the following reclassifications have been made:

	Accumulated Net Investment Loss	Paid-In Capital
(a)	$29,907	$(29,907)

(a)	Reclassifications are primarily due to non-deductible offering costs and distribution expenses.

2. Investment management agreement and other transactions with affiliates:

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager and Permal is the Fund’s sub-adviser and is a member of the Permal Group, owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. LMPFA is a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”). Permal Group Ltd. is a subsidiary of Legg Mason.

Under the investment management agreement, the Fund pays an investment management fee, calculated and paid monthly, at an annual rate of 1.10% of the Fund’s average monthly managed assets. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding.

LMPFA provides administrative and certain oversight services to the Fund. LMPFA delegates to the sub-adviser the day-to-day portfolio management of the Fund. For its services, LMPFA pays Permal an amount equal to 1.00% of the Fund’s average monthly managed assets.

LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). The expense limitation will continue until May 31, 2013, unless modified or terminated prior to that date by agreement of LMPFA and the Board of Trustees (although they may only be terminated by the Board of Trustees through May 31, 2013).

During the period ended March 31, 2012, fees waived and/or expenses reimbursed amounted to $430,699.

LMPFA is also permitted to recapture amounts waived or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses exceeding the limit described above.

Pursuant to these agreements, at March 31, 2012, the Fund had remaining fee waivers and/or expense reimbursements subject to recapture by LMPFA and respective dates of expiration as follows:

Expires March 31, 2015	$430,699

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Fixed fees of the Portfolio Funds are generally expected to range from 1% to 3% annually of the value of the Fund’s investment and incentive allocations or fees of the Portfolio Funds are generally expected to range from 15% to 25% annually of a Portfolio Fund’s net profits or performance. These fixed fees and incentive allocations or fees of the Portfolio Funds are accounted for in the valuations of the Portfolio Funds and are not reflected in the management fees reflected in the Statement of Operations.

Legg Mason Investor Services, LLC (“LMIS”), a wholly-owned broker-dealer subsidiary of Legg Mason, serves as shareholder services and distribution agent of the Fund. Pursuant to the terms of the Shareholder Services and Distribution Plan, the Fund will pay LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets, for shareholder services provided by LMIS to shareholders and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to dealers, except with respect to shares sold by LMIS.

There is a maximum initial sales charge of 3.00% of the amount invested, with breakpoints generally based on size of investment. For the period ended March 31, 2012, LMIS and its affiliates did not receive any sales charges on sales of the Fund’s shares.

All officers and one Trustee of the Fund are employees of Legg Mason or its affiliates and do not receive compensation from the Fund.

3. Investments

During the period ended March 31, 2012, the aggregate cost of purchases and proceeds from sales of investments (excluding short-term investments) were as follows:

Purchases	$18,150,000

At March 31, 2012, the aggregate gross unrealized appreciation and depreciation of investments for federal income tax purposes were as follows:

Gross unrealized appreciation	$277,402
Gross unrealized depreciation	(219,123)

Net unrealized appreciation	$58,279

4. Derivative instruments and hedging activities

Financial Accounting Standards Board Codification Topic 815 requires enhanced disclosure about an entity’s derivative and hedging activities.

During the period ended March 31, 2012, the Fund did not invest in any derivative instruments.

5. Financial instruments with off-balance sheet risk

In the normal course of business, the Portfolio Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts and entering into equity swaps. The Fund’s risk of loss in these Portfolio Funds is generally limited to the value of its investment in the respective Portfolio Funds.

6. Redemption penalty

The Fund may be charged a redemption penalty for redeeming its interests of certain Portfolio Funds prior to the expiration of applicable lock-up periods. During the period ended March 31, 2012, the Fund did not incur a redemption penalty.

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7. Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Fund based on events which have not yet occurred. However, based on experience, the Fund believes the risk of loss from these arrangements to be remote.

8. Shares of beneficial interest

Shares of beneficial interest in the Fund (“shares”) are sold to eligible investors (“shareholders”) who meet the definition of an accredited investor as defined in Regulation D under the 1933 Act. The minimum initial investment in the Fund from each shareholder is $25,000; the minimum additional investment is $10,000.

At March 31, 2012, the Fund had an unlimited number of shares of beneficial interest authorized with a par value of $0.00001 per share. The Fund intends to accept initial and additional purchases of shares as of the first business day of each calendar month. The Fund reserves the right to reject, in whole or in part, any purchase of shares and may suspend the offering of shares at any time and from time to time. The Fund may from time to time repurchase shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with Permal. LMPFA, in consultation with Permal, expects that generally it will recommend the Board to repurchase shares from shareholders quarterly, with such repurchases based on Fund valuations on each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur on the immediately preceding business day), commencing on or about September 28, 2012.

Transactions in shares of the Fund were as follows:

	Period Ended March 31, 2012†
	Shares	Amount
Shares outstanding, beginning of period	—	—
Shares sold	2,000,000	$20,000,000
Shares issued on reinvestment	—	—
Shares repurchased	—	—

Shares outstanding, end of period	2,000,000	$20,000,000

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

9. Income tax information and distributions to shareholders

The Fund did not make any distributions during the fiscal period ended March 31, 2012.

As of March 31, 2012, the components of accumulated earnings on a tax basis were as follows:

Undistributed ordinary income — net	$84,463
Other book/tax temporary differences(a)	(30,440)
Unrealized appreciation (depreciation)(b)	58,279

Total accumulated earnings (losses) — net	$112,302

(a)	Other book/tax temporary differences are attributable primarily to book/tax differences in the timing of the deductibility of various expenses.

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(b)

The difference between book-basis and tax-basis unrealized appreciation (depreciation) is attributable primarily to the realization for tax purposes of unrealized gains on investments in certain passive foreign investment companies.

10. Subsequent events

Management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

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APPENDIX A – FORM OF INVESTOR CERTIFICATION

This certificate relates to Permal Hedge Strategies Fund (the “Fund”) and is given by you with respect to a potential purchase of shares of beneficial interest in the Fund (the “Shares”).

I understand that the Fund will generally only offer shares to an “Eligible Investor.” In certifying that I am an “Eligible Investor,” I hereby certify that the following categories describe me at the time that I am applying to purchase Shares of the Fund:

Check all boxes that apply:

•

A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with my spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

•

A natural person who has a net worth or joint net worth with my spouse (excluding the value of my primary residence) at the time of purchase that exceeds $1,000,000 (“net worth” for this purpose means total assets in excess of total liabilities);

•

A trust with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund, and of which the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•

An individual or entity having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and the investment adviser is purchasing Shares in a fiduciary capacity on behalf of the account;

•	A trustee or executive officer of the Fund;

•

An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation, a Massachusetts or similar business trust, or partnership, that was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

•

An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a “bank,” or “savings and loan association,” (within the meaning of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

•	A broker or dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

•	An investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”) or a business development company as defined in Section 2(a)(48) of the 1940 Act;

•	A private business development company as defined in Section 202(a)(22) of the Advisers Act;

•	An insurance company as defined in Section 2(13) of the 1933 Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

•

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

•

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000

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or, if a self-directed plan, the investment decisions are made solely by persons that meet one of the other criteria listed here; or

•	An entity in which all of the equity owners are accredited investors under the 1933 Act.

In addition, I hereby certify that I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) or business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am executing this Certificate on behalf of (i) an employee benefit plan within the meaning of Section 3(3) of ERISA or (ii) a plan that is described in, and subject to the prohibited transaction rules under, Section 4975 of the Code (each of the foregoing described in clauses (i) and (ii) being referred to as a “Plan”), I represent and warrant that the fiduciary (within the meaning of Section 3(21) of ERISA and the regulations thereunder, or as defined under other applicable law) of such Plan has considered the following with respect to the Plan’s investment in the Fund and has determined that, in review of such considerations, (a) the investment in the Fund is prudent for the Plan (taking into account any applicable liquidity and diversification requirements of ERISA); (b) the investment in the Fund is permitted under ERISA, the Code, other applicable law and the Plan’s governing plan documents; (c) neither LMPFA, the Sub-Adviser nor any of their affiliates has acted as a fiduciary under ERISA or other applicable law with respect to such purchase; (d) no advice provided by LMPFA, the Sub-Adviser or any of their affiliates has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase; and (e) the purchase, holding and disposition of the interest in the Fund will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any materially similar provisions of other law for which an exemption is not available. I understand that the Fund may repurchase the investment at certain times and under certain conditions set forth in the Prospectus.

* * * * *

I understand that the Fund and its affiliates are relying on the certification and agreements made herein and in the Fund’s Anti Money Laundering Supplement in determining my qualification and suitability as a shareholder in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Legg Mason Partners Fund Advisor, LLC and its affiliates (collectively “Legg Mason”) and hold such persons harmless from any liability that the Fund and they may incur as a result of this certification being untrue in any respect.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the Prospectus of the Fund, including the shareholder qualification and shareholder suitability provisions and the disclosure regarding potential conflicts of interest contained therein, and by purchasing Shares, I acknowledge and assent to the existence of such potential conflicts and the Fund’s operation in the face thereof. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for shareholders who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

Signature:

Name:

Date:

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APPENDIX B – PERFORMANCE INFORMATION

Historical Performance of a Permal Account

Permal Hedge Strategies Fund (the “Fund”) commenced operations on February 1, 2012. Performance information for the Fund is included in the Fund’s Prospectus under the heading “Financial Highlights.”

This Appendix provides additional information about the past performance of a fund managed by the Sub-Adviser (the “Permal Account”) that has a substantially similar investment objective, policies and strategies to those of the Fund. However, there are no limitations with respect to the allocation of the Fund’s assets among these investment strategies. The Permal Account also invests in many of the same Portfolio Funds that the Fund is anticipated to invest in.

The past performance of the Permal Account has been calculated net of fees and expenses. The past performance does not reflect the total operating fees and expenses applicable to the Fund. The total operating fees and expenses of the Permal Account may be lower or higher than the total operating expenses of the Fund, and the performance shown for the Permal Account may have been lower had the total operating expenses of the Fund been used to compute the performance.

The Permal Account’s performance is no guarantee of future results of the Fund. The information in this Appendix does not represent the performance of the Fund or any predecessors. Please note the following cautionary guidelines in reviewing this Appendix:

•

Performance figures are not the performance of the Fund or the Portfolio Funds. The performance shown for the Permal Account is not an indication of how the Fund would have performed in the past or will perform in the future. The Permal Account’s performance in the future will be different from the Fund due to factors such as cash flows in and out of the Fund and the Portfolio Funds, different fees, expenses, performance calculation methods and portfolio sizes and composition.

•	Although the Fund’s holdings may be similar to the holdings of the Permal Account, the Fund may change the percentage of its assets allocated to any Portfolio Fund.

•

The Fund is not required to allocate a certain percentage of its assets to each of the categories of Portfolio Funds discussed in the Prospectus, it is unlikely that its assets will be allocated equally to each such category and the Fund may invest in Portfolio Funds that use other types of strategies.

The Fund is registered under the 1940 Act. As a result, the Fund is subject to certain investment limitations imposed by the 1940 Act that are not applicable to the Permal Account. Due to these investment limitations, the policies of the Fund do not match exactly those of the Permal Account. The performance results of the Permal Account may have been adversely affected if the Permal Account had been registered as an investment company under the 1940 Act and had been subject to the limitations applicable to the Fund.

Performance information is presented below for the Permal Account. The information provided shows performance of the Permal Account over time (along with broad-based securities market indexes for reference). All figures assume dividend reinvestment.

The expenses of the Fund, including the sales load and any shareholder services and distribution fees, may be higher or lower than the expenses for the Permal Account. In the event that the expenses of the Fund are higher than those of the Permal Account, the performance of the Permal Account would be lower if adjusted to reflect such higher expenses of the Fund. Performance figures of the J.P. Morgan Global Government Bond Index and the HFRX Global Hedge Fund Index do not reflect any sales charges or fund expenses and would be lower if they did. As stated above, past performance does not indicate future results. The period covered by the prior performance information is limited, and may not reflect performance in different economic cycles. The information below shows rates of returns for the periods indicated, but does not reflect the volatility that occurred within a given period.

It is important to note that the performance results presented below do not represent the performance of the Fund and are no indication of how the Fund has performed in the past or will perform in the future. This information is intended as related or supplemental information only.

The table below shows the annualized performance of the Permal Account over a one-year, three-year, five-year, and ten-year period, and since inception (along with the performance of the J.P. Morgan Global

130

Government Bond Index, a broad-based securities market index, and of the HFRX Global Hedge Fund Index, a hedge fund performance index, for reference). The performance of the Permal Account does not reflect the same fees paid by the Fund. The total fees and expenses of the Permal Account may be lower or higher than the total fees and expenses of the Fund. If higher fees and expenses were reflected in the Permal Account’s performance set forth below, performance would be lower. Actual fees may vary depending on, among other things, the applicable fee schedule and portfolio size. The performance for the applicable index does not reflect fees or taxes.

Account	One Year(1)	Three Year(1)	Five Year(1)	Ten Year(1)	Since Inception	Average Monthly Return(3)	Beta(3)	Standard Deviation(3)
Permal Account	4.9%	5.0%	3.1%	7.1%	6.0%(2)	0.3%	-0.9	7.1%
J.P. Morgan Global Government Bond Index	5.1%	4.6%	5.0%	4.1%	5.0%(2)	0.4%	1.0	3.3%
HFRX Global Hedge Fund Index	0.8%	0.0%	-3.6%	1.7%	N/A	-0.3%	N/A	7.3%

(1)	Information is through October 31, 2012.
(2)	Inception Date was December 31, 1996.
(3)	For the five year period ended October 31, 2012.

The J.P. Morgan Global Government Bond Index is a benchmark measuring performance and quantifying risk across international fixed income bond markets. The index measures the total, principal, and interest returns in 13 international bond markets, including the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, the United Kingdom and the United States. The index includes regularly traded, fixed-rate, domestic government bonds available to international investors. It is not possible for an investor to invest directly in the index.

The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event-driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. It is not possible for an investor to invest directly in the index.

Standard deviation indicates the percentage by which the Permal Account’s performance has varied from its average performance in any given year for the five year period ended October 31, 2012. Generally, the higher the standard deviation, the greater range of performance, indicating greater volatility. The standard deviation figures are provided for informational purposes only to illustrate the volatility of the Permal Account. Beta measures the volatility of a security relative to a benchmark. For example, the S&P 500 Index has a beta of 1. Any security with a higher beta is more volatile than the market, and any security with a lower beta rises or falls more slowly than the market.

The table below provides an indication of the risks of investing in the Permal Account by showing changes in the performance of the Permal Account from year to year beginning in 2002 compared with those of the J.P. Morgan Global Government Bond Index and the HFRX Global Hedge Fund Index. Annual returns assume reinvestment of all distributions, if any. Historical performance of the Permal Account does not necessarily indicate what will happen in the future and is being provided for illustrative and informational purposes only. The inception date for the Permal Account was prior to 2002. Information regarding since inception returns has been provided above.

Account	2012(1)	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Permal Account	7.1%	-5.3%	10%	27%	-18%	8%	10%	8%	9%	18%	10%
J.P. Morgan Global Government Bond Index	3.5%	6.3%	4%	1%	9%	4%	1%	4%	5%	2%	9%
HFRX Global Hedge Fund Index	2.2%	-8.9%	5%	13%	-23%	4%	9%	3%	3%	13%	5%

(1)	Information is through October 31, 2012

It is important to note that the performance results presented above do not represent the performance of the Fund and are no indication of how the Fund has performed in the past or will perform in the future. This information is intended as related or supplemental information only.

131

Permal Hedge Strategies Fund

Advisor Class Shares

You may visit the Fund’s website, http://www.permalhsf.com, for a free copy of a Prospectus or an Annual or Semi-Annual Report.

Shareholder reports Additional information about the Fund’s investments is available in the Fund’s Annual and Semi-Annual Reports to shareholders. In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

You can make inquiries about the Fund or obtain shareholder reports (without charge) by calling the Fund at (800) 822-5544, or by writing to the Fund.

Information about the Fund can be reviewed and copied at the Securities and Exchange Commission’s (the “SEC”) Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained for a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

If someone makes a statement about the Fund that is not in this Prospectus, you should not rely upon that information. Neither the Fund nor the distributor is offering to sell Shares of the Fund to any person to whom the Fund may not lawfully sell its Shares.

(Investment Company Act

file no. 811-22628)

PRML015047 11/12

November 26, 2012

Prospectus

Permal Hedge

Strategies

Fund

Broker Class Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion.

Dated November 26, 2012

Permal Hedge Strategies Fund

Broker Class Shares of beneficial interest

The Fund.    Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

Investment Objective.    The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Sub-Adviser (as defined below) will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest. The Fund may invest in various Portfolio Fund structures including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of issuers in any region or country. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful. See “Risk Factors.”

Investing in the Fund’s Shares involves a high degree of risk. You could lose some or all of your investment. An investment in the Fund is illiquid and should be considered speculative. An investment in the Fund entails unique risks because the Portfolio Funds in which the Fund will invest are private entities with limited regulatory oversight and disclosure obligations. See “Risk Factors” beginning on page 39 of this Prospectus, and especially “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund” beginning on page 42 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Fund’s shares of beneficial interest, par value $.00001 per share (the “Shares”) are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Declaration of Trust and By-laws, the Securities Act of 1933, as amended (the “1933 Act”), and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to investors, the Fund expects periodically to offer to repurchase Shares pursuant to written tenders by investors. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board of Trustees of the Fund, in its sole discretion. However, investors do not have the right to require the Fund to repurchase any or all of their Shares, and Shares are not redeemable.

The Fund may offer multiple classes of shares. This Prospectus applies to the offering of Broker Class Shares (the “Broker Class Shares”) of beneficial interest, par value $.00001 per share. This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference.

(notes continued on next page)

Prospectus dated                     , 2012

(notes continued from previous page)

	Price to Public	Sales Load(2)	Proceeds to the Fund(3)
Per Broker Class Share(1)	At Current NAV	3.0%	Amount Invested at Current NAV
Total	$500,000,000	$15,000,000	$500,000,000(4)

(1)	The Broker Class Shares are offered continuously at a price equal to the then current net asset value (“NAV”) per share which will vary, plus any applicable sales load.

(2)	Assumes sales load of 3.0%. (Investments generally are subject to a sales load of up to 3.0%, subject to waiver. Certain types of investors will not be charged these fees. See “Purchases of Shares”).

(3)	These estimated proceeds assume the sale of all Shares registered under this registration statement and do not reflect the deduction of expenses expected to be incurred by the Fund in connection with this initial offering of Shares of approximately $389,514.

(4)	Total proceeds to the Fund assume the sale of all Shares registered in this offering and the maximum sales load of 3.0%.

Legg Mason Investor Services, LLC (“LMIS”), an affiliate of Legg Mason Partners Fund Advisor, LLC (“LMPFA”) and the Sub-Adviser (as defined below), acts as principal underwriter and distributor for the Fund’s Shares and serves in that capacity on a best efforts basis, subject to various conditions. The principal business address of LMIS is 100 International Drive, Baltimore, Maryland 21202. Additional dealers may be appointed by LMIS (each, a “Dealer”). The sales load for any one shareholder is payable to either LMIS or a Dealer, as applicable, and is charged as a percentage of a prospective shareholder’s purchase amount. The sales load represents a payment in addition to the shareholder’s investment. The sales load will be subtracted from a prospective shareholder’s purchase amount and will neither constitute an investment made by the shareholder in the Fund nor form part of the assets of the Fund. Dealers generally will receive all or a portion of the sales load with respect to Broker Class Shares purchased by their customers. LMIS may receive a portion of any sales load paid to a Dealer.

Only Broker Class Shares are offered through this Prospectus. Broker Class Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus. Eligible Investors must meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”).

Before making an investment decision, an investor and/or his/her adviser should consider factors such as personal net worth, income, age, risk tolerance, and liquidity needs. Short-term investors and investors who cannot bear the loss of some or all of their investment or risks associated with limited liquidity should not invest in the Fund. See “Risk Factors—Risks Related to an Investment in the Fund—Limited Liquidity” on page 41 of this Prospectus.

You may request a free copy of the annual and semi-annual reports to shareholders (when available), and additional information about the Fund and make shareholders’ inquiries by calling (800) 822-5544, by writing to the Fund or visiting the Fund’s website (http://www.permalhsf.com). The information contained in, or accessed through, the Fund’s website is not part of this Prospectus. You may also obtain other information regarding the Fund from the SEC’s Public Reference Room in Washington, D.C. Information relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials, as well as the Fund’s annual and semi-annual reports (when available) and other information regarding the Fund are also available on the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

PRIVACY POLICY STATEMENT

The Fund, LMPFA and the Sub-Adviser collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning shareholders’ transactions with the Fund. The Fund, LMPFA and the Sub-Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Fund’s accountants and attorneys, in each such case subject to customary undertakings of confidentiality. The Fund, LMPFA and the Sub-Adviser restrict access to non-public personal information relating to investors to personnel of the Fund and the advisers and other personnel who need to know that information in connection with the operation of the Fund. The Fund maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Fund’s non-public personal information relating to investors.

ii

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

PROSPECTUS SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund’s Broker Class Shares. You should review the more detailed information contained elsewhere in this Prospectus, especially the information under the heading “Risk Factors.”

The Fund	Permal Hedge Strategies Fund (the “Fund”) is a recently organized, non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

The Offering	The Fund is offering its shares of beneficial interest on a continuous basis through Legg Mason Investor Services, LLC (“LMIS”). The Fund’s shares of beneficial interest, par value $.00001 per share, are referred to herein as the “Shares”. The Broker Class Shares offered hereby are offered at the net asset value per share of the Broker Class Shares, plus any applicable sales load. Broker Class Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus.

Eligible Investors	The Fund will only sell Broker Class Shares to prospective investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors meeting these requirements are referred to in this Prospectus as “Eligible Investors.” Investors who are “accredited investors” as defined in Regulation D are generally persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth (or joint net worth with his or her spouse) of at least $1 million, excluding the value of such individual’s primary residence; or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors. Existing shareholders purchasing additional Broker Class Shares must be Eligible Investors at the time of each additional subscription. Each prospective investor is required to certify as to their qualification as an Eligible Investor. See “Eligible Investors” and “Appendix A—Form of Investor Certification.”

Investment Objective	The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. There is no assurance that the Fund will achieve its investment objective.

Investment Strategies

In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of any region or country.

Portfolio Fund Structure	Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the Investment Company Act of 1940, as amended (the “1940 Act”), because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Fund will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity, like the Fund, with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy	Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

The typical Portfolio Fund has greater investment flexibility than investment funds registered under the 1940 Act (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on the investment strategies they may employ.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

Investment Categories	The Fund will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns. By investing in Portfolio Funds that employ a variety of investment strategies, the Sub-Adviser will attempt to limit the Fund’s overall investment exposure to any one general trend in fixed income and other markets that could impair the Fund’s ability to achieve its investment objective.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt;

•	Global event-driven strategies, such as risk arbitrage, distressed debt, special situations, activists; and

•	Global macro, such as discretionary, systematic and natural resources strategies.

The Sub-Adviser actively manages the Fund’s allocation of Portfolio Fund investments between Portfolio Funds that employ credit related strategies (e.g., global fixed income strategies) and non-credit related strategies (e.g., global event-driven and global macro strategies) based on the Sub-Adviser’s market outlook.

It is anticipated that under normal circumstances the Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to periodic repurchases of Shares, among other factors.

The Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process.” The Fund’s structure and its investment approach are intended to provide investors several advantages over direct investments in private investment funds, including: the ability to invest in a professionally constructed and managed investment portfolio of private investment funds; access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and reduced risk exposure that comes from investing with multiple Portfolio Managers that have exhibited low volatility of investment returns and low correlation to one another.

Most Portfolio Funds will invest primarily in marketable instruments, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds themselves will not be marketable. Shareholders should consider the Fund’s investments in Portfolio Funds to be illiquid.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ. Portfolio Funds in which the Fund will invest may include private investment limited partnerships, limited liability companies, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in this Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

Although the Fund is not required to maintain exposure to any particular strategy, the Sub-Adviser anticipates that the Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies across markets and risk profiles. The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Indemnification of Portfolio Funds.” The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest.

Portfolio Funds, however, are not limited with respect to the types of investment strategies, including the investment strategies described above, that they may employ or the markets (including non-U.S. markets) or types of instruments in which they may invest.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial transfer restrictions. In addition, the Portfolio Funds have no active trading market and generally have limited rights as to redemption or withdrawal. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Illiquidity of Investments in Portfolio Funds.”

Although the assets of the Fund generally will consist only of securities issued by the Portfolio Funds and cash and cash equivalents, the Fund may also invest directly in government securities, exchange-traded funds, registered investment companies and certain derivative instruments (including forward contracts and swaps). These investments, while not anticipated to represent a substantial portion of the Fund’s assets, could at times be significant.

Portfolio Fund Expenses	Investors in Portfolio Funds, such as the Fund, accrue significant fees and expenses in connection with such investments. The Fund will normally pay the Portfolio Funds in which it invests a management fee on a monthly or quarterly basis, calculated based on the value of the Fund’s investment. Portfolio Funds may also charge incentive or performance allocations or fees, which usually entail a fixed percentage of profits. During the course of an investment in a Portfolio Fund investors bear ongoing operating and administrative expenses, including the cost of third-party service providers. Investors in Portfolio Funds may incur additional fees in connection with the redemption or withdrawal of Portfolio Fund interests. These expenses, fees, and allocations are in addition to those incurred by the Fund itself. Fixed fees payable to Portfolio Managers of the Portfolio Funds will generally range from 1% to 3% (annualized) of the value of the Fund’s investment, and incentive allocations or fees will generally range from 15% to 25% of a Portfolio Fund’s net profits or performance.

Portfolio Fund Selection Process	The Sub-Adviser decides how many Portfolio Funds it will invest with and allocates assets to Portfolio Funds based upon, among other things, quantitative and qualitative techniques and risk management guidelines. Such quantitative and qualitative factors may include, but are not limited to, general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (losses); depth of experience; organizational infrastructure; fee levels; reputation in the industry; ability to perform in up and down markets; and enhanced returns and/or lower volatility. The Fund is non-diversified under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act.

The Sub-Adviser may emphasize certain strategies that the Sub-Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. The Sub-Adviser may seek to diversify its investments in Portfolio Funds by Portfolio Manager strategy, geographic region and sector and asset classes, among other factors. Based upon the number of available Portfolio

Managers pursuing an investment strategy and the Sub-Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Sub-Adviser may be allocated substantially larger portions of the Fund’s assets than other Portfolio Funds. The Sub-Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions within the framework of the Fund’s ability to withdraw assets from the Portfolio Funds.

Portfolio construction reflects both a top-down and bottom-up approach. The bottom-up process includes idea generation, due diligence and portfolio monitoring with respect to Portfolio Managers and Portfolio Funds. While Portfolio Manager selection is primarily a bottom-up approach, the Sub-Adviser establishes a top-down macroeconomic view that forms the basis for setting target allocations for each major strategy and region.

The Fund will rely on the Sub-Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Managers to implement such strategies. Because the Sub-Adviser generally will not trade the Fund’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Sub-Adviser to select Portfolio Managers who perform well over time.

The Sub-Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Sub-Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Sub-Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, subject to redemption or withdrawal limitations set forth by the Portfolio Funds, at any time without prior notice to, or the consent of, shareholders in the Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund must be invested.

Investment Limitations

The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Fund will at all times limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate. However, to permit the investment of more of its assets in Portfolio Funds that do not have many investors but are deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities (securities from a class of shares with no voting rights) of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

The Fund may elect to hold non-voting securities in Portfolio Funds or waive the right to vote in respect of a Portfolio Fund. In such cases, the Fund will not be able to vote on matters that require the approval of the shareholders of the Portfolio Fund, including matters adverse to the Fund’s interests. The Fund does not intend to acquire a sufficient percentage of the economic interests in any Portfolio Fund to cause the Fund to control any Portfolio Fund. Applicable securities rules and interpretations may limit the percentage of voting or non-voting securities of any Portfolio Fund that may be held by the Fund.

As a general matter, the Portfolio Funds in which the Fund will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Fund’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Fund’s operations. Nonetheless, it is possible these practices will prevent the Fund from participating in voting on a particular issue to the maximum extent available to other shareholders. When deciding to forego or waive voting rights, the Sub-Adviser considers the interests of the Fund. The Fund has not established specific written procedures relating to this process.

Indemnification	Investors in Portfolio Funds, such as the Fund, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund generally indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. Portfolio Fund general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents (“Covered Persons”), will generally not be liable to the Portfolio Fund or any investor in a Portfolio Fund for any act or omission taken, suffered or made by such Covered Person, except for certain specified conduct, which generally includes acts exhibiting bad faith, gross negligence or willful misfeasance (“Disabling Conduct”). Portfolio Funds will generally indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject relating to or arising out of the activities of a Portfolio Fund, or otherwise relating to or arising out of the Portfolio Fund’s organizational documents that took place during the time such Covered Person was a director, officer, partner, member, manager, employee or shareholder of the Portfolio Fund, except to the extent that such claims, damages, liabilities, costs or expenses resulted from such person’s own Disabling Conduct. The investors in a Portfolio Fund ultimately bear the cost of such indemnification.

In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. For other matters, an investor in a Portfolio Fund, such as the Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis. See “Risk Factors—Risks Related to the Investment Activities of the Portfolio Funds and the Fund—Indemnification of Portfolio Funds.”

Leverage	The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund generally may not borrow more than 33 1/3% of its net assets (which includes, for this purpose, the proceeds of such borrowings). The Fund will not incur leverage during its first year of operations.

Many Portfolio Funds in which the Fund will invest utilize leveraging and/or hedging techniques. The use of leveraging techniques, which may include borrowing on margin by the Portfolio Managers, may increase the volatility of the value of the Fund’s investments in Portfolio Funds and, in turn, the Fund’s Shares. The use of hedging techniques by the Portfolio Managers, which may include the use of short sales, may reduce the potential loss resulting from a general market decline, but may also restrain maximum capital growth in times of a general market rise. See “Risk Factors—Risks Related to an Investment in the Fund—Use of Leverage.”

Distributions	The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax, provided that the Fund maintains its eligibility to be taxed as a regulated investment company. Unless you elect to receive distributions in cash (i.e., opt out), all of your distributions, including any capital gains distributions on your Broker Class Shares, will be automatically reinvested in additional Broker Class Shares under the Fund’s Dividend Reinvestment Plan. See “Distributions” and “Dividend Reinvestment Plan.”

Manager	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) will be the Fund’s investment manager. LMPFA, a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser with offices at 620 Eighth Avenue, New York, New York 10018 and will be responsible for administrative and management services to the Fund. As of September 30, 2012, LMPFA’s total assets under management were approximately $185.8 billion. Legg Mason is a global asset management firm. As of September 30, 2012, Legg Mason’s asset management operation had aggregate assets under management of approximately $650.7 billion. LMPFA has no prior experience managing a registered fund of hedge funds. LMPFA receives an annual fee, payable monthly, in an amount equal to 1.10% of the Fund’s average monthly managed assets.

Sub-Adviser	Permal Asset Management Inc., a corporation formed under the laws of the State of Delaware, is the investment sub-adviser of the Fund (the “Sub-Adviser”). The Sub-Adviser, with offices at 900 Third Avenue, New York, NY 10022, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the oversight of LMPFA and the Board of Trustees, the Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets.

The Sub-Adviser is a member of the Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. Permal Group Ltd. is a subsidiary of Legg Mason. The Permal Group is one of the largest fund-of-funds investment firms in the world with approximately $19.1 billion in assets under management at September 30, 2012. The Sub-Adviser had approximately $16.8 billion in assets under management at September 30, 2012.

The Sub-Adviser currently manages one U.S. registered open-end fund of funds. The Sub-Adviser has 39 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

Service Provider	The Bank of New York Mellon has been appointed by the Fund to provide certain record-keeping, accounting, financial and related reporting, investor-related and anti-money laundering services to the Fund (in such capacity, the “Service Provider”). Fees payable to the Service Provider for these services, and reimbursement for the Service Provider’s out-of-pocket expenses, are paid by the Fund. See “Services.”

In consideration of the services provided by the Service Provider to the Fund, the Fund pays the Service Provider a monthly fee, which is not expected to exceed 0.075% (annually) of the Fund’s average net assets. The Fund also pays the Service Provider certain fixed fees for other services (collectively with the asset based fee, the “Service Provider Fee”). The Service Provider Fee is paid out of and reduces the Fund’s net assets. See “Services.”

Distributor; Dealers; Sales Load	Legg Mason Investor Services, LLC (“LMIS”) is the principal underwriter and distributor of the Shares and serves in that capacity on a best-efforts basis, subject to various conditions. Additional dealers may be appointed by LMIS (each, a “Dealer”). The sales load for any one shareholder is payable to either LMIS or a Dealer, as applicable, and is charged as a percentage of a prospective shareholder’s purchase amount. The sales load represents a payment in addition to the shareholder’s investment. The sales load will be subtracted from a prospective shareholder’s purchase amount and will neither constitute an investment made by the shareholder in the Fund nor form part of the assets of the Fund. Dealers generally will receive all or a portion of the sales load with respect to Broker Class Shares purchased by their customers. LMIS may receive a portion of any sales load paid to a Dealer.

Pursuant to the terms of the Shareholder Services and Distribution Plan (the “Shareholder Plan”), the Fund pays LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets, for shareholder services (the “Shareholder Services Fee”) provided by LMIS to Broker Class shareholders and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services for Broker Class Shares (the “Distribution Fee”) provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Broker Class Shares sold by LMIS.

Investments in the Fund’s Broker Class Shares are subject to a maximum sales load not to exceed 3.0% of the amount invested, with breakpoints generally based on size of investment. See “Purchases of Shares.” Dealers generally will receive all or a portion of the sales load with respect to the Broker Class Shares purchased by their customers. LMIS may receive a portion of any sales load paid to a Dealer. In addition, LMPFA, LMIS, the Sub-Adviser or their affiliates may pay a fee out of their own resources to Dealers for distribution of Shares and account services.

Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. These fees are in addition to the sales load. Such a fee will be in addition to any fees (including the sales load ) charged or paid by the Fund and will reduce the amount of an investor’s investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Investors should direct any questions regarding such fees to the relevant Dealer. See “Purchases of Shares.”

The services of LMIS and Dealers differ from those offered by the Sub-Adviser and the Service Provider. The Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets. The Service Provider provides accounting, investor and transfer agency services to the Fund, and also assists the Fund with its operational needs. LMIS and Dealers provide both distribution services (i.e., selling Broker Class Shares of the Fund) and investor servicing (i.e., direct personal assistance to Broker Class shareholders).

Expenses	LMPFA provides, or arranges at its expense for the provision of, certain management and administrative services to the Fund. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with management and administrative services; and reviewing and arranging for payment of the Fund’s expenses.

The Fund bears its own operating expenses (including, without limitation, its organization and offering expenses), which therefore will be borne by the Fund’s shareholders. Expenses borne by the Fund include, without limitation, organizational and initial offering expenses; ongoing offering expenses; trustees’ fees (including trustees and officers’ errors and omissions insurance); fidelity bond expenses; administrative expenses (including the fees and expenses of the Service Provider or any successor service providers); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with shareholders, including the costs of preparing and printing reports to shareholders; and extraordinary expenses. Fund expenses will also include investment-related expenses, including, but not limited to, the Management Fee, brokerage commissions, dealer mark-ups, and other transactions costs on cash management; interest expense on any borrowings; and any subscription or redemption charges imposed by the Portfolio Funds.

Expense Limitation	LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses attributable to Broker Class Shares will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses attributable to Broker Class Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses attributable to Broker Class Shares exceeding the limit described above. These arrangements will continue until December 31, 2013. Any modification or termination of these arrangements prior to December 31, 2013 will require approval of the Board of Trustees.

Custodian and Transfer Agent	The Bank of New York Mellon serves as custodian of the Fund’s assets. The Bank of New York Mellon serves as the Fund’s transfer agent. See “Custodian and Transfer Agent.”

Purchases of Shares	The minimum initial investment in the Broker Class Shares is $25,000. The minimum additional investment generally is $10,000. The Fund, in its sole discretion, may accept investments below these minimums, and may accept investments that are reduced below such minimums due to the assessment of fees charged directly by LMIS or Dealers for services in conjunction with an investment in the Fund and/or maintenance of investor accounts.

The Fund intends to accept initial and additional purchases of Broker Class Shares as of the first business day of each calendar month. Broker Class Shares are offered at net asset value, plus any applicable sales load, as of that date. Broker Class Shares may be offered more or less frequently as determined by the Fund’s Board in its sole discretion. Generally, purchases are subject to the receipt of immediately available funds three (3) business days prior to the applicable purchase date in the full amount of the purchase. The investor must also generally submit a completed Investor Certification (for initial purchases) and/or such other required documentation as required by the Fund (for both initial and subsequent purchases) at least eight (8) business days before the applicable purchase date. However, investors must confirm specific deadlines for receipt of funds and submission of the Investor Certification with their Dealer, as certain Dealers may have different deadlines than the foregoing. The Fund reserves the right to reject, in whole or in part, any purchase of Broker Class Shares, and may suspend the offering of Shares at any time and from time to time.

LMIS has been, and the Dealers may be, retained to assist in the offer and sale of Shares and to provide certain shareholder services and will generally be entitled to a sales load for such services. LMIS is the Fund’s distributor for the Broker Class Shares, and serves in that capacity on a best efforts basis, subject to various conditions. LMIS and Dealers may charge investors a sales load in connection with the purchase of Broker Class Shares. See “Summary of Fund Expenses” and “Purchases of Shares.”

The sales load represents a payment in addition to the shareholder’s investment.

The sales load will be subtracted from the purchase amount and will not constitute an investment by the investor in the Fund. The sales load may be adjusted or waived at the discretion of LMIS or Dealers and is expected to be waived for LMPFA, the Sub-Adviser and their affiliates, including the directors, partners, members, principals, officers and employees of each of these entities, and employees of LMIS. The sales load may also be waived in connection with sales to certain investors in the discretion of LMIS or Dealers.

Dealers generally will receive all or a portion of the sales load with respect to the Broker Class Shares purchased by their customers. Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees (including the sales load) charged or paid by the Fund and will reduce the amount of an investor’s initial or subsequent investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Investors should direct any questions regarding such fees to the relevant Dealer.

Repurchases of Shares	No shareholder has the right to require the Fund to redeem any of its Shares. The Fund may from time to time repurchase Shares from shareholders pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. Tender offers will apply to repurchases of whole Shares and tenders of any fractional shares will be rounded to the nearest whole number in the discretion of the Fund. The Fund may elect to repurchase less than the full amount that a shareholder requests to be repurchased. The Fund anticipates that each such repurchase offer will generally be limited to between 5% and 25% of the net assets of the Fund, subject to modification in the absolute discretion of the Board. There is no guarantee that any such repurchase offer shall occur.

In determining whether the Fund should offer to repurchase Shares from shareholders pursuant to repurchase requests, the Board may consider, among other things, the recommendation of LMPFA, in consultation with the Sub-Adviser, as well as a variety of other operational, business, legal and economic factors. LMPFA, in consultation with the Sub-Adviser, expects that generally it will recommend to the Board that the Fund offer to repurchase Shares from shareholders on a quarterly basis based on Fund valuation on or about March 31, June 30, September 30 and December 31 of each year. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each shareholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts. In addition, the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events. See “Repurchases of Shares.”

A shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. The Fund reserves the right to reduce the amount to be repurchased from a shareholder so that the required minimum account balance is maintained.

Transfers of Shares	There is no public market for the Fund’s Shares and none is expected to develop. The Fund will not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

A shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) its Shares (or a portion thereof) only (1) by operation of law pursuant to the death, bankruptcy, or incompetence of the shareholder; or (2) under other certain circumstances, with the consent of the Fund (which may be withheld in the sole discretion of the Fund’s Board and is expected to be granted, if at all, only under extenuating circumstances).

The Fund generally will not consent to a transfer of Shares by a shareholder (i) unless such transfer is to a single transferee, or (ii) after the transfer of Shares, the balance of the account of each of the transferee and transferor is at least $25,000. A shareholder transferring Shares may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund or LMPFA in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. See “Transfers of Shares.”

Certain Tax Considerations	The Fund expects to qualify, and to continue to qualify as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M imposes strict requirements for the diversification of a RIC’s investments, the nature of a RIC’s income and a RIC’s distribution and timely reporting of income and gains. For each taxable year that the Fund so qualifies, the Fund will not be subject to U.S. federal income tax on that part of its taxable income that it distributes to its shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform its shareholders of the amount and character of the distributions it makes to them.

Selected Risk Considerations	An investment in the Fund’s Shares involves various material risks. The following is a summary of certain of these risks. It is not complete and you should read and consider carefully the more complete list of risks described below under “Risk Factors” before purchasing our Shares in this offering.

Principal risks associated with investing in the Fund include, but are not limited to, the following:

•

An investment in the Fund is not suitable for all investors. Investors in the Fund may incur substantial, or even total, losses on their investment. No assurance can be given that the Fund’s investment objective will be achieved.

•

The Fund is a non-diversified investment company that is not limited by the 1940 Act in the percentage of its assets that it may allocate to the securities of any one issuer. The Sub-Adviser, however, will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any underlying Portfolio Fund.

•	The Fund is heavily reliant on the Sub-Adviser and on certain key employees of the Sub-Adviser.

•	The Sub-Adviser currently manages one U.S. registered open-end fund of funds.

•

The Fund’s performance may be affected by general economic and market conditions, including interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

•	The Fund has a limited operating history upon which prospective investors can evaluate potential performance.

•

The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. The use of leverage increases the volatility of investment returns and subjects investors to magnified losses if the Fund’s investments decline in value.

•

LMPFA and the Sub-Adviser may act as general partner and/or investment sub-adviser to other entities with investment objectives and strategies that overlap significantly with those of the Fund and may direct investments in which the Fund would be interested to entities other than the Fund. See “Conflicts of Interests.”

•

The valuation of the Fund’s investments in the underlying Portfolio Funds is ordinarily determined in accordance with the Fund’s valuation procedures. The Fund anticipates that its Portfolio Fund investments will be fair valued under the supervision of the Board of Trustees, primarily in reliance upon valuations provided by the Portfolio Funds’ third party administrators. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. However, in most cases, neither the Sub-Adviser nor the Board of Trustees will be able to directly confirm independently the accuracy of the net asset value of an underlying Portfolio Fund provided by the Portfolio Fund’s third party administrator (which valuations are unaudited, except for year end valuations).

•

An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity. The Fund is a closed-end investment company, whose Shares are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer. In addition, there is no assurance that a shareholder who requests the repurchase of its Shares will have such Shares repurchased.

•

The Fund may, in the future, form a subsidiary organized in the Cayman Islands, through which the Fund would invest in certain Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. It is not anticipated that the subsidiary would be registered under the 1940 Act. As an investor in the subsidiary, the Fund would not have all of the protections offered to investors by the 1940 Act. However, it is anticipated that the subsidiary would be wholly-owned and controlled by the Fund’s Board of Trustees, managed by LMPFA and subadvised by Permal. Therefore, the Fund’s ownership and control of the Subsidiary would make it unlikely that the subsidiary would take actions contrary to the interests of the Fund or its shareholders.

•

The Fund’s obligation to distribute its net income and capital gains to shareholders may prevent the Fund from taking advantage of attractive investment opportunities. Moreover, if the Fund does not generate sufficient cash flow from operations or borrowings to make such distributions, it may be forced to liquidate investments in the underlying Portfolio Funds at disadvantageous times, and in amounts that the Sub-Adviser would not otherwise contemplate. However, the Fund’s ability to make distributions in its own shares may limit the necessity to liquidate investments and/or to borrow money to comply with the Fund’s obligation to distribute its net income and capital gains in cash.

Because the Fund invests in Portfolio Funds, investors are subject to additional risks including, but not limited to, the following:

•

The Fund’s performance depends upon the performance of the underlying Portfolio Funds, the adherence of the Portfolio Funds to their selected strategies and the effectiveness of those strategies, the instruments used by the Portfolio Funds and the Sub-Adviser’s ability to select Portfolio Funds and Portfolio Managers and effectively allocate Fund assets among them.

•	The Fund will generally indemnify Portfolio Funds directly for breaches of representations and warranties made by the Fund in the subscription agreements governing the terms of its investments in

Portfolio Funds. The potential liability pursuant to such indemnification may exceed the Fund’s investment in a Portfolio Fund. Portfolio Funds in which the Fund will invest will provide indemnification to their Portfolio Managers, directors, trustees and officers, among others, for liability and losses incurred or arising out of their performance of services, subject to certain limitations.

•

Portfolio Funds may invest in fixed income and other securities, including non-investment grade debt securities, and therefore, will be exposed to the risk of default by the issuers of such securities.

•

Portfolio Funds may invest in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, the prices of which may be more volatile than larger capitalization companies.

•

Portfolio Funds may employ fixed income arbitrage strategies, which involve exploiting price differentials between two or more positions. Such strategies entail the risk that the price differentials between positions move unfavorably.

•

Portfolio Funds may invest in event-driven strategies, which entail investing in companies involved, or potentially involved, in significant corporate actions. Such investments are subject to the risk that the contemplated corporate actions do not occur or do not occur on the predicted schedule, and the risk of default, among others.

•

Portfolio Funds may invest in convertible arbitrage strategies, which attempt to exploit perceived price discrepancies in the market. To the extent such price discrepancies do not materialize, Portfolio Managers risk losses on their investments.

•

Interests in Portfolio Funds may be denominated in non-U.S. currencies, subjecting investors to the risk of unfavorable changes in currency exchange rates. In addition, Portfolio Funds may invest in securities of non-U.S. issuers, including those located in emerging markets, which are subject to additional risks such as unfavorable changes in currency exchange rates, restrictions on repatriation of investment income and capital, imposition of exchange control regulation by the U.S. or foreign governments, certain foreign or U.S. taxes and economic or political instability or disruptions in foreign countries. There is no limit on the percentage of the Fund’s assets that may be invested directly or indirectly in securities of non-U.S. issuers.

•

Portfolio Funds may use options and derivatives for hedging and non-hedging purposes, which involves a high degree of risk. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

•	Portfolio Funds may invest in distressed securities, which are particularly risky.

•	Portfolio Funds may invest in asset-backed securities, the value of which is linked to that of underlying collateral, which may be uncertain.

•	Portfolio Funds may sell securities they hold short, subjecting themselves to the theoretical risk of unlimited loss due to increases in the market prices of the securities sold short.

•	Portfolio Funds may trade forward contracts in certain commodities or assets, subjecting themselves to the risk of counterparties’ refusal or inability to perform.

•	Portfolio Funds may engage in futures transactions, instruments that are highly volatile and subject investors to a high risk of loss.

•	Portfolio Funds may invest without limitation in restricted and illiquid securities.

•	The Fund and Portfolio Funds may invest in exchange-traded funds, the risks of which generally track those of the underlying securities, instruments or indexes they are designed to track.

•	Portfolio Funds may be highly leveraged, thereby increasing the risk of volatility and loss. There is no limit on the amount of leverage an individual Portfolio Fund may utilize.

•

Portfolio Funds may be reliant upon financing arrangements provided by banks and other sources of capital. Changes to such financing arrangements may significantly impact the investment activities of Portfolio Funds.

•

Certain Portfolio Funds (which may be responsible for a large portion of the Fund’s assets) may not be limited in the amount of assets that can be allocated to any single industry, sector or investment style or technique, thus subjecting themselves to greater risk and volatility than if assets had been allocated more broadly.

•	Portfolio Managers make investment decisions independent of the Sub-Adviser and each other, which may result in the pursuit of opposing investment strategies.

•

The Fund will invest in a number of Portfolio Funds, resulting in investment-related expenses that may be higher than if the Fund invested in only one Portfolio Fund. In addition, investments in Portfolio Funds will result in a summing of fees and expenses, in that a shareholder must bear not only the fees, administrative expenses and other costs of the Fund, but also, to the extent of the Fund’s investment in Portfolio Funds, a portion of the fees, administrative expenses and other costs of such Portfolio Funds.

•

Portfolio Managers may engage in a high level of trading, generating substantial transaction costs to be borne by investors in the Portfolio Funds, including the Fund, regardless of the profitability of such transactions.

•	Performance or incentive allocations and fees payable to Portfolio Managers may encourage Portfolio Managers to make riskier or more speculative investments than those they would make if they were receiving only a fixed fee.

•

Investments in underlying Portfolio Funds generally will be illiquid. In addition, Portfolio Funds generally permit redemptions or withdrawals only at infrequent intervals and may charge investors fees for “early withdrawals.” Upon its withdrawal of all or a portion of its interest in an underlying Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value.

•	Portfolio Funds in which the Fund will invest may engage in transactions with affiliates, to the potential detriment of investors, including the Fund.

•

The Fund may not be able to invest in certain Portfolio Funds that are oversubscribed or closed or may only be able to allocate a limited amount of assets to a Portfolio Fund that has been identified as an attractive opportunity.

•	Portfolio Funds are subject to the risk of failure of brokerage firms that execute trades, the clearing firms that such brokers use or the clearing houses of which such clearing firms are members.

•	Portfolio Managers may use proprietary investment strategies that are based on considerations, and subject to risks, that are not fully disclosed to LMPFA, the Sub-Adviser, or the Fund.

•

Portfolio Funds make publicly available far less information than registered investment companies, such as the Fund. As a result, shareholders in the Fund will have limited information about the Portfolio Funds in which the Fund invests.

•	Certain Portfolio Funds may be newly-formed entities with little or no operating history upon which the Sub-Adviser can evaluate potential performance.

•	There is no assurance that the returns on the Fund’s investments will be commensurate with the risk of investment.

•

The Fund may not be able to vote on matters that require the approval of the investors of an underlying Portfolio Fund, including a matter that could adversely affect the Fund’s investment in a Portfolio Fund.

•	Portfolio Managers may gain access to material, non-public information, which may limit their investment opportunities.

•	Portfolio Managers of Portfolio Funds may engage in misconduct and be subject to regulatory or judicial sanction, which may negatively impact the Fund’s investments.

•

Some of the underlying Portfolio Funds may be organized outside of the United States. A Portfolio Fund organized outside of the United States may be subject to certain risks not present in a Portfolio Fund organized in the United States.

•	Ongoing volatility in the equity and debt capital markets may impede the ability of the Sub-Adviser and of Portfolio Managers to successfully identify investment opportunities.

•

Recent events in the sub-prime mortgage market and other areas of the markets have caused significant dislocations, illiquidity and volatility in the structured credit, leveraged loan and high-yield bond markets, as well as in the wider global financial markets. These events may have an adverse impact on the Fund’s and the underlying Portfolio Funds’ investments.

•	Future legislative, judicial or administrative action could adversely affect the ability of Portfolio Funds to implement their investment programs.

There are certain regulatory risks associated with an investment in the Fund, including the following:

•

Underlying Portfolio Funds generally will not be registered as investment companies under the 1940 Act or be subject to any other comprehensive regulatory scheme. As a result, Portfolio Funds will not provide investors, such as the Fund, with the same protections provided by registered investment companies.

•	Portfolio Managers may not be registered under the Advisers Act.

•	A change in law or regulatory requirements with respect to the Fund or Portfolio Managers and/or Portfolio Funds may have a negative impact on the Fund’s performance.

There are certain tax risks associated with an investment in the Fund, including the following:

•	Failure to satisfy the diversification and distribution requirements of the Code could subject the Fund to excise taxes and regular corporate income taxes.

•

If a Portfolio Fund is classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes and the Fund makes an election to mark to market its interest in the Portfolio Fund for U.S. federal income tax purposes, the Fund will be required to recognize as ordinary income each year the excess, if any, of the fair market value of its interest in the Portfolio Fund at the end of the year over its adjusted tax basis in such interest. Alternatively, under certain circumstances the Fund may elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. Under either election, the income or gain recognized by the Fund may not be matched by corresponding cash distributions to the Fund, and the Fund may need to borrow money or to dispose of its interests in other Portfolio Funds in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4%

excise tax. There can be no assurances, however, that the Fund will be successful in this regard and, accordingly, the Fund may not be able to maintain its status as a RIC.

•

The Fund may distribute dividends that are payable in cash or Shares at the election of each shareholder. In the event the Fund pays any such dividends, shareholders subject to U.S. federal income tax generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Risk Factors” beginning on page 39 of this prospectus.

Conflicts of Interests	The investment activities of LMPFA, the Sub-Adviser, LMIS, the Portfolio Managers and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the “Related Parties”), for their own accounts and other accounts they manage, may give rise to conflicts of interest that potentially could disadvantage the Fund and its shareholders. The Related Parties may provide other investment management services to other funds and discretionary managed accounts that follow investment programs which are similar to investment strategies of the Fund. The Related Parties are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund or the shareholders.

The trading activities of the Related Parties are carried out without reference to positions held directly or indirectly by the Fund. In addition and more significantly, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Portfolio Managers or Portfolio Funds that are either already a part of the Fund’s portfolio or that may be appropriate for investment by the Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligation to provide the Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund may not gain exposure or may achieve reduced exposure with respect to these Portfolio Funds. The Fund’s operations may give rise to other conflicts of interest that could disadvantage the Fund and the shareholders. See “Conflicts of Interests.”

SUMMARY OF FUND EXPENSES

The following fee table and examples are intended to assist investors in understanding the costs and expenses that a Broker Class shareholder in the Fund will bear directly or indirectly. The expenses associated with investing in a “fund-of-hedge funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of hedge funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying Portfolio Fund level. Some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Other Expenses” and “Total Annual Fund Operating Expenses” are based on estimated amounts for the Fund’s first full year of operations and assume the Fund issues approximately 20 million Broker Class Shares. For a more complete description of the various fees and expenses of the Fund, see “Use of Proceeds,” “Management of the Fund,” “Services,” and “Repurchases of Shares.”

SHAREHOLDER TRANSACTION EXPENSES	Percentage of Offering Price
Maximum Sales Load (as a percentage of offering price)(1)	3.0%

ESTIMATED ANNUAL EXPENSES (as a percentage of net assets attributable to Broker Class Shares)	Percentage of Net Assets Attributable to Broker Class Shares
Management Fee(2)	1.10%
Shareholder Services Fee and Distribution Fee(3)	0.80%
Other Expenses(4)	1.25%
Acquired Fund Fees and Expenses(5)	3.65%
TOTAL ANNUAL FUND OPERATING EXPENSES	6.80%
Fee Waiver and/or Expense Reimbursement(6)	(0.65)%
TOTAL ANNUAL EXPENSES AFTER FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	6.15%

(1)	LMIS or Dealers will generally charge investors a sales load in connection with an investment in the Broker Class Shares. LMPFA, the Sub-Adviser, or their affiliates may pay a fee out of their own resources to LMIS and/or Dealers for distribution of Shares and account services. Dealers may charge a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense, and thus not reflected above. Shareholders should direct any questions regarding such fees to LMIS or their Dealers.
(2)	The expenses included in this fee table are presented as a percentage of the Fund’s net assets, which means the Fund’s assets less liabilities. The Management Fee is paid based on a percentage of the Fund’s managed assets. Managed assets means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. If the Fund incurs leverage, the Management Fee as a percentage of net assets will increase. The Management Fee will be higher than if the Fund had not incurred leverage. In the event the Fund incurs leverage in the future, the Management Fee would be higher than presented in this fee table.
(3)	The Fund pays LMIS a Shareholder Services Fee of 0.25% of the Fund’s average monthly net assets attributable to Broker Class Shares and a Distribution Fee of 0.55% of the Fund’s average monthly net assets attributable to Broker Class Shares, each on an annualized basis. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Shares sold by LMIS.
(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(5)

The Acquired Fund Fees and Expenses include the Fund’s estimated share of operating expenses and performance-based incentive fees and allocations of the underlying Portfolio Funds in which the Fund may invest. The costs incurred at the underlying Portfolio Fund level include management fees, administration fees, professional fees, incentive fees and allocations and other operating expenses. In addition, the underlying Portfolio Funds also incur trading expenses, including interest and dividend expenses, which are the by-product of leveraging or hedging activities employed by the Portfolio Managers in order to seek to enhance or preserve the Portfolio Funds’ returns. Brokerage and transaction costs incurred by Portfolio Funds and exchange-traded funds in which the Fund may invest are not included in Acquired Fund Fees and Expenses. The Acquired Fund Fees and Expenses listed above are based upon a pro-rata share of the fees and expenses of Portfolio Funds in which the Fund invested during the fiscal period ended March 31, 2012, as updated to reflect available data. The future fees and expenses of the Portfolio Funds may be substantially higher or lower because certain fees are based upon the performance of the Portfolio Funds, which may fluctuate over time. These indirect fees and expenses are not paid to LMPFA or the Sub-Adviser and represent the Fund’s cost of investing in the underlying Portfolio Funds. These fees are in addition to the Fund’s fees and expenses.
(6)	LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses attributable to the Broker Class Shares will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses attributable to the Broker Class Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses attributable to the Broker Class Shares exceeding the limit described above. These arrangements will continue until December 31, 2013. Any modification or termination of these arrangements prior to December 31, 2013 will require approval of the Board of Trustees.

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The assumed 5% annual return, which is required by the SEC, is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Examples

You would pay the following fees and expenses (including the applicable sales load of $30) on a $1,000 investment, assuming a 5% annual return:

1 Year	3 Years
$89	$217

You would pay the following fees and expenses (including the applicable sales load of $750) on a $25,000 investment, assuming a 5% annual return:

1 Year	3 Years
$2,233	$5,434

The examples above are based on the estimated fees and expenses set out above. The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the examples. A greater rate of return than that used in the examples would increase the dollar amount of the Fund’s pro rata portion of the Management Fee. The examples set forth above also include the “Acquired Fund (Portfolio Fund) Fees and Expenses” set forth in the fee table, an indirect expense of shareholders.

FINANCIAL HIGHLIGHTS

Set forth below is selected financial information that has been derived from the audited financial statements of the Fund for the period February 1, 2012 (commencement of operations) to March 31, 2012 and from the unaudited semi-annual financial statements of the Fund for the six month period ended September 30, 2012. The Fund’s financial statements for the period February 1, 2012 (commencement of operations) to March 31, 2012 were audited by KPMG LLP (“KPMG”), the Fund’s independent registered public accounting firm. See “Financial Statements and Report of Independent Registered Public Accounting Firm.”

For a share of beneficial interest outstanding throughout each year ended March 31, unless otherwise noted:

	2012±	2012‡
Net asset value per share, beginning of period:	$10.04	$10.00

Income (loss) from investment operations:[1]
Net investment loss	(0.12)	(0.04)
Net change in unrealized appreciation from investments in Portfolio Funds	0.18	0.08

Total income from investment operations	0.06	0.04

Net asset value per share, end of period:	$10.10	$10.04
Total return[2]	0.60%	0.40%
Net assets, end of period (000s)	$20,796	$20,082
Ratios to average net assets:
Gross expenses[3,4]	7.52%	15.48%
Net expenses[3,4,5,6]	2.50%	2.50%
Net investment loss[3]	(2.45)%	(2.46)%
Portfolio turnover rate	1%	0%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.

±	For the six months ended September 30, 2012 (unaudited).
‡	For the period February 1, 2012 (commencement of operations) to March 31, 2012.
[1]	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
[2]

Performance figures, exclusive of sales charges, may reflect fee waivers and/or expense reimbursements. In the absence of fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total return for periods less than one year have not been annualized.

[3]	Annualized.
[4]	Does not include expenses of the Portfolio Funds in which the Fund invests.
[5]

As a result of an expense limitation, the Fund’s manager has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). This expense limitation arrangement cannot be terminated prior to December 31, 2013 without the Board of Trustees’ consent.

[6]	Reflects fee waiver and/or expense reimbursements.

USE OF PROCEEDS

The proceeds from the sale of Shares, excluding the amount of any sales load paid by investors and net of the Fund’s fees and expenses, will be invested by the Fund to pursue its investment objective and strategies as soon as practicable (and not later than 3 months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.

THE FUND

Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of underlying Portfolio Funds which are managed by a number of third-party investment managers (the “Portfolio Managers”).

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest. The Fund may invest in various Portfolio Fund structures including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of any region or country. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful. See “Risk Factors.”

Certain of the Fund’s investment policies are considered fundamental and may not be changed by the Fund’s Board of Trustees without the approval of the holders of a majority of the outstanding Shares (and preferred stock, if any). A “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares outstanding are present or represented by proxy or (ii) more than 50% of the shares outstanding, whichever of (i) or (ii) is less. See “Additional Investment Policies” for a complete list of the fundamental and non-fundamental investment policies of the Fund. There is no assurance that the Fund will achieve its investment objective.

INVESTMENT STRATEGY AND PROCESS

The combination of various Portfolio Funds that utilize alternative investment strategies and that are less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Fund will pursue its investment objective by investing substantially all of its assets in Portfolio

Funds that employ a variety of alternative investment strategies. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest.

Portfolio Fund Structure

Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the 1940 Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Fund will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity, like the Fund, with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool, which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy

Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield and emerging markets debt;

•	Global event-driven strategies, such as distressed debt, risk arbitrage, special situations and activists;

•	Global macro, such as discretionary, systematic as well as natural resources strategies. See “Investment Categories” below for more detail on these strategies; and

•	To a lesser extent, equity long/short strategies.

The typical Portfolio Fund has greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence, Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on what investment strategies they can employ.

In connection with investing the assets of the Fund, the Sub-Adviser seeks to identify and invest the Fund’s assets primarily with Portfolio Managers with established track records that have historically been able to generate attractive returns at a level of risk deemed acceptable to the Sub-Adviser. Both quantitative and qualitative factors are considered in evaluating prospective Portfolio Managers including: general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (i.e., losses); depth of experience; organizational infrastructure; fee levels and reputation in the industry.

The Fund intends to vary its investment exposure through investments in a broad range of Portfolio Funds. The Sub-Adviser may seek to diversify among manager strategies, geographic regions, sector and asset classes. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. The combination of the Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional funds is expected to produce a portfolio that is less volatile than the general market in which the Fund invests and less correlated to such market than traditional funds investing in the same market. The Sub-Adviser will seek to control Portfolio Manager-specific risks through due diligence and the Portfolio Manager selection process, as well as subsequent ongoing monitoring.

The Fund will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

The Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process—Investment Categories” below. The Fund’s structure and its investment approach are designed to provide investors several advantages over direct investments in private investment funds, including:

•	the ability to invest in a professionally constructed and managed investment portfolio of private investment funds;

•	access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and

•	reduced risk exposure that comes from investing with multiple Portfolio Managers that may have exhibited low correlation to one another.

Most Portfolio Funds will invest primarily in marketable securities, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds will not themselves be marketable and will have limited liquidity.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ (such as bottom-up or top-down analysis). Portfolio Funds in which the Fund will invest may include private investment limited partnerships, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in this Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

Portfolio Funds Selection Process

Although the Fund is not required to maintain exposure to any particular strategy, the Sub-Adviser anticipates that the Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies across markets and risk profiles. The Fund may invest in various structures of Portfolio Funds including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund may invest.

The Fund, however, is not limited with respect to the types of investment strategies, including the investment strategies described above, that may be employed or the markets (including non-U.S. markets) or types of instruments in which it may invest.

Investors in Portfolio Funds, such as the Fund, accrue significant fees and expenses in connection with such investments. The Fund will normally pay the Portfolio Funds in which it invests a management fee on a monthly or quarterly basis, which is calculated based on the Portfolio Fund’s assets under management and the value of the Fund’s investment. Portfolio Funds may also charge incentive or performance allocations or fees, which usually entail a fixed percentage of profits. During the course of an investment in a Portfolio Fund investors bear ongoing operating and administrative expenses, including the cost of third party service providers. Investors in Portfolio Funds will also bear the cost of brokerage and transaction fees incurred by the Portfolio Funds in which they invest. Investors in Portfolio Funds may incur additional fees in connection with the redemption or withdrawal of Portfolio Fund interests. The Fund may also bear part of the cost of the valuations provided to the Fund by the third party administrators of Portfolio Funds.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial transfer restrictions. In addition, the Portfolio Funds have no active trading market and generally have limited rights as to redemption. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Illiquidity of Investments in Portfolio Funds.”

The Sub-Adviser decides how many Portfolio Funds it will invest with and allocates assets to Portfolio Funds based upon, among other things, quantitative and qualitative techniques and risk management guidelines that seek exposure to the investment categories listed above. Such quantitative and qualitative factors may include, but are not limited to, general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (losses); depth of experience; organizational infrastructure; fee levels; reputation in the industry; ability to perform in up and down markets; and enhanced returns and/or lower volatility. The Fund is non-diversified under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act.

The Sub-Adviser may emphasize certain strategies that the Sub-Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. The Sub-Adviser may seek to diversify its investments in Portfolio Funds by Portfolio Manager style, geographic region and sector biases, among other factors. Based upon the number of available Portfolio Managers pursuing an investment strategy and the Sub-Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Sub-Adviser may be allocated substantially larger portions of the Fund’s assets than other Portfolio Funds. The Sub-Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

Portfolio construction reflects both a top-down and bottom-up approach. The bottom-up process includes idea generation, due diligence and portfolio monitoring with respect to Portfolio Managers and Portfolio Funds. While Portfolio Manager selection is primarily a bottom-up approach, the Sub-Adviser establishes a top-down macroeconomic view that forms the basis for setting target allocations for each major strategy and region.

The Fund will rely on the Sub-Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Managers to implement such strategies. Prospective investors should consider that the Fund’s return will be largely dependent on the ability of the Sub-Adviser to select Portfolio Managers who perform well over time.

The Sub-Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Sub-Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Sub-Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, subject to redemption and withdrawal limitations set forth by the Portfolio Funds, at any time without prior notice to, or the consent of, shareholders in the Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund must be invested.

Investment Limitations

The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Fund will at all times limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate. However, to permit the investment of more of its assets in Portfolio Funds that do not have many investors but are deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities (securities from a class of shares with no voting rights) of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

The Fund may elect to hold non-voting securities in Portfolio Funds or waive the right to vote in respect of a Portfolio Fund. In such cases, the Fund will not be able to vote on matters that require the approval of the shareholders of the Portfolio Fund, including matters adverse to the Fund’s interests. The Fund does not intend to acquire a sufficient percentage of the economic interests in any Portfolio Fund to cause the Fund to control any Portfolio Fund. Applicable securities rules and interpretations may limit the percentage of voting or non-voting securities of any Portfolio Fund that may be held by the Fund.

As a general matter, the Portfolio Funds in which the Fund will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Fund’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Fund’s operations. Nonetheless, it is possible these practices will prevent the Fund from participating in voting on a particular issue to the maximum extent available to other shareholders. When deciding to forego or waive voting rights, the Sub-Adviser considers the interests of the Fund. The Fund has not established specific written procedures relating to this process. The 1940 Act generally prohibits registered investment companies from effecting transactions with affiliates unless specifically permitted under the 1940 Act or the SEC has granted exemptive relief. The Fund does not currently intend to seek exemptive relief from the SEC in order to effect transactions with affiliates.

Unless otherwise specified, investment limitations will be applied at the time of investment. Therefore, these percentages could be exceeded due to fluctuations in the value of the Fund’s portfolio securities or to pay expenses. The investment limitations contained in the Fund’s Prospectus apply at the time of purchase to direct investments made by the Fund. Accordingly, the Fund’s investment limitations are not applied to the portfolio securities held by the Portfolio Funds in which the Fund may invest.

Investment Categories

The Sub-Adviser anticipates that the investment strategies of the Portfolio Managers will fall within one of the investment categories as set forth below. Particular investments made by the Portfolio Funds and the risks related thereto are further discussed under “Risk Factors” below. The Portfolio Managers may also engage in certain investment strategies not described below.

1. Global fixed income strategies. Such strategies may include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, emerging markets debt.

•

U.S. and non-U.S. fixed income hedge generally involve a Portfolio Manager making long and short investments primarily in various credit instruments, including bonds, loans, asset-backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt.

•

Fixed income arbitrage. Attempts to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns.

•

Convertible arbitrage. Seeks to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund.

2. Global event-driven. Event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst.

•

Risk arbitrage. Seeks to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm.

•

Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events.

•	Distressed securities involves investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price.

•

Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions.

3. Global macro strategies. Seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies.

Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage.

Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Within this category are Portfolio Managers who engage in the following:

•	“Momentum investing” or “trend-following” strategies. Portfolio Managers who engage in “momentum investing” or “trend-following” attempt to take advantage of the observable tendency of the markets to trend and to tend to make exaggerated movements in both upward and downward directions. These exaggerated movements can be thought of as resulting from the influence of crowd psychology, or the herd instinct, among market participants. Portfolio Managers using this strategy primarily trade liquid futures, options and forward contracts though they may take positions in cash, cash equity securities, mutual funds, and other derivative securities. These Portfolio Managers tend to use leverage when establishing positions and hold positions in several markets at the same time.

•

Other Quantitative strategies. Portfolio Managers who engage in other quantitative strategies seek to profit from discrepancies in the valuations of instruments and asset classes caused by differences in macroeconomic fundamentals and technical factors, both across and within countries using a combination of fundamental, technical, macroeconomic data, and linear and nonlinear forecasting models. Portfolio Managers will invest primarily in broad-based equity and fixed-income index futures and options, currency futures and options, commodity futures and options, and swaps, and may also invest in stocks, bonds, currencies, commodities, and other securities, in an opportunistic model-driven fashion.

•

“Natural Resources Trading” strategies. Portfolio Managers using commodity trading strategies generally invest on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and autoparts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities.

The Sub-Adviser actively manages the Fund’s allocation of Portfolio Fund investments between Portfolio Funds that employ credit related strategies (e.g., global fixed income strategies) and non-credit related strategies (e.g., global event-driven and global macro strategies) based on the Sub-Adviser’s market outlook.

It is anticipated that under normal circumstances the Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to periodic repurchases of Shares, among other factors.

The Sub-Adviser intends to conduct comprehensive portfolio analysis and rebalance the Fund’s portfolio periodically. Due to the general illiquidity of the Fund’s investments in Portfolio Funds and, in some cases, restrictions on withdrawals from the Portfolio Funds, however, the Sub-Adviser may not be able to rebalance the Fund’s portfolio periodically, if necessary, or at optimal times. Periodic rebalancing of the Fund’s portfolio may create taxable distributions and other costs to shareholders.

Indemnification

Investors in Portfolio Funds, such as the Fund, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund generally indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. These representations and warranties are meant to help ensure ongoing Portfolio Fund compliance with the 1933 Act and the 1940 Act. Portfolio Fund general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents (“Covered Persons”), will generally not be liable to the Portfolio Fund or any investor in a Portfolio Fund for any act or omission taken, suffered or made by such Covered Person, except for certain specified conduct, which generally includes acts exhibiting bad faith, gross negligence or willful misfeasance (“Disabling Conduct”). Portfolio Funds will generally indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject relating to or arising out of the activities of a Portfolio Fund, or otherwise relating to or arising out of the Portfolio Fund’s organizational documents that took place during the time such Covered Person was a director, officer, partner, member, manager, employee or shareholder of the Portfolio Fund, except to the extent that such claims, damages, liabilities, costs or expenses resulted from such person’s own Disabling Conduct. The investors in a Portfolio Fund ultimately bear the cost of such indemnification.

In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. For other matters, an investor in a Portfolio Fund, such as the Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis. See “Risk Factors—Risks Related to the Investment Activities of the Portfolio Funds and the Fund—Indemnification of Portfolio Funds.”

Exchange Traded Funds

The Fund and Portfolio Funds may purchase and sell shares of exchange-traded funds (“ETFs”), which are a type of investment company or fund the shares of which are bought and sold on a securities exchange. An ETF generally represents a fixed portfolio of securities, derivative instruments, currencies or commodities. The Fund or a Portfolio Fund could purchase an ETF to gain exposure to a portion of the U.S. or a foreign market, or to a commodity or basket of commodities, or to hedge other investments. The risks of owning an ETF generally reflect the risks of owning the underlying securities or commodities they are designed to track. ETFs also have management fees and operating expenses that increase their costs. As a direct shareholder of an ETF, the Fund would bear its pro rata portion of the ETF’s expenses, including advisory fees. Similarly, a Portfolio Fund investing in ETFs also would bear its pro rata portion of the ETF’s expenses, including advisory fees, which the Fund indirectly would bear by investing in the Portfolio Fund. These expenses would be in addition to the fees and other expenses that the Fund or Portfolio Fund bears directly in connection with its own operations.

Other Investments

Although the assets of the Fund generally will only consist of securities issued by the Portfolio Funds and cash and cash equivalents, the Fund may also invest directly in government securities, exchange traded funds, registered investment companies and certain derivative instruments (including forward contracts and swaps). These investments, while not anticipated to represent a substantial portion of the Fund’s assets, could at times be significant. For further information related to investments in derivative instruments see “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds and the Fund—Use of Options and Other Derivatives.”

Cayman Islands Subsidiary

The Fund, through a wholly owned subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. The Fund will not invest more than 25% of its managed assets through a Cayman Islands subsidiary. In the event the Fund forms a Cayman Islands subsidiary, LMPFA will serve as the investment adviser and the Sub-Adviser will serve as the sub-adviser to such subsidiary. In the event the Fund forms a Cayman Islands subsidiary, the Fund will look-through such subsidiary for purposes of determining compliance with the Fund’s investment restrictions (including its restriction related to the use of leverage), compliance policies and procedures and applicable custody rules. The financial statements of the subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports. The subsidiary will be controlled by the Fund’s Board of Trustees.

PORTFOLIO CONSTRUCTION AND PROCESS

General.    The Sub-Adviser allocates the Fund’s assets among Portfolio Funds and Portfolio Managers using its diverse knowledge and experiences to assess the capabilities of the Portfolio Managers and to determine what it believes to be an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment. The Portfolio Funds in which, and Portfolio Managers with which, the Fund invests may pursue various investment strategies and are subject to special risks.

The Sub-Adviser was a pioneer in multi-manager, multi-strategy alternative investments, launching its first fund of hedge funds in 1973, and today manages a range of region and strategy focused multi-manager and single-manager portfolios, as well as investor-specific portfolios.

The Sub-Adviser’s diverse knowledge and experience in hedge fund strategy selection includes: (1) long-term experience constructing diversified hedge fund portfolios on a global basis over many market cycles; (2) the ability to synthesize the views of the underlying Portfolio Managers with whom the Sub-Adviser invests; and (3) quantitative tools to model portfolio exposure to market factors.

The four senior members of the Sub-Adviser’s Investment Committee (as defined below) have worked together for approximately 20 years and have a combined 90 years of experience in financial services. They have invested in many different market cycles and have identified and invested with a diverse group of hedge fund managers. The Sub-Adviser has substantial international research coverage of the hedge fund community. This breadth of research capability allows for a broad asset allocation perspective, which generally covers the breadth of strategies and investment objectives.

The Sub-Adviser has a long held philosophy of depth and liquid investing, with a concentration on global long/short, global macro and global credit, where assets are priced on a mark-to-market basis, rather than the more leveraged and complex mark-to-model strategies. Longstanding relationships with a diverse group of hedge fund managers bring together views from investment professionals across a wide range of disciplines and investment strategies. This input is distilled to help formulate the Sub-Adviser’s own top-down views. The Sub-Adviser’s risk models help identify portfolio exposures to market factors and how these are changing over time. The Sub-Adviser monitors and modifies its investments using these risk models.

Process of Portfolio Construction.    The Sub-Adviser generally intends to employ a multi-step process in structuring and monitoring the Fund’s portfolio. The Sub-Adviser generally employs the following steps, although the steps may be conducted in any order:

•	Idea Generation

•	Due Diligence

•	Portfolio Monitoring

•	Investment Strategy Allocation

•	Allocations to Portfolio Managers and Portfolio Funds

Idea Generation

The Sub-Adviser has extensive networks in the global investment community and excellent access to a wealth of Portfolio Managers through its three decades of experience and existing relationships. The Sub-Adviser’s access is facilitated by long-term relationships with leading Portfolio Managers and information from various affiliates.

Due Diligence

Each year the Sub-Adviser performs preliminary reviews on approximately 1,500 managers and has face-to-face meetings with approximately 500 managers, of which 150 are new manager meetings. At these meetings, the manager’s performance, investment strategy, risk management, assets under management, employee backgrounds, corporate structure and outlook are reviewed. A proprietary report is then created that contains all manager material obtained or created during the review.

If a manager’s strategy and objective are aligned with the Sub-Adviser’s requirements, that manager is then placed on the actively monitored list and internal due diligence is performed. Should the manager pass this stage, a portfolio manager of the Sub-Adviser will then present the findings to the entire investment team with his or her recommendations, including an overview of fact-checks, reference checks, financial statement reviews and due diligence reports. The final decision on manager selection is made by consensus. The Investment Committee of the Sub-Adviser can veto a manager at any stage during the review process.

Quantitative and qualitative factors are both important parts of the Sub-Adviser’s due diligence process. The Sub-Adviser performs historical product analyses over multiple time periods and attends multiple interviews with representatives from the manager’s investment and operations teams. In performing the due diligence, the Sub-Adviser seeks to understand all sources of business risk.

On a quantitative basis, the Sub-Adviser examines monthly return patterns, standard deviations, length and size of drawdowns, downside deviation and performance during periods of stress. The Sub-Adviser also looks for systematic risk factors that can explain the returns. All analyses are applied to both the raw returns and to the de-smoothed returns. This seeks to account for potential serial correlation, as many Portfolio Fund returns, especially those that employ ‘arbitrage’ strategies, have high levels of autocorrelation that cause volatility and systematic risk to be underestimated.

When analyzing historical information, the Sub-Adviser also focuses on the ‘quality’ of the returns, taking into account the assets managed, leverage employed, market environment and the ‘breadth’ of the returns, i.e., did the gains (or losses) come from only one good (or bad) trade.

While quantitative factors are an important input for manager selection, most investment decisions are made on the margin. Virtually every manager that the Sub-Adviser meets has what appears to be a very compelling statistical record, so the final decision also becomes a qualitative one.

Internal due diligence on all prospective and current managers includes, but is not limited to, the following:

•	Review of legal structure and documentation, financial statements, analysis of key ratios, site visits,

•	Media analysis: Review all coverage on underlying managers, and

•	Report on management structure, key personnel, strategy, investment process and risks

The Sub-Adviser has a dedicated operational due diligence team that seeks to identify and mitigate operational risks assumed when allocating capital to external fund managers. As part of the due diligence process, the Sub-Adviser also has a technical due diligence analyst who works closely with the operational due diligence team and evaluates disaster recovery programs and technical infrastructure.

Portfolio Monitoring

The Sub-Adviser monitors the Portfolio Managers and Portfolio Funds on a frequent basis. This may include meetings with Portfolio Managers’ personnel, interaction with individuals and firms in the industry and gathering of information and materials from websites and other communications.

Investment Strategy Allocation

The Sub-Adviser may establish certain target allocation for major regions and strategies based on its macroeconomic view of the relevant markets. However, there are no minimum or maximum weightings to a strategy. Target allocations are continuously monitored and reviewed by the Sub-Adviser and may be readjusted accordingly.

Allocations to Portfolio Managers and Portfolio Funds

The Sub-Adviser tends to allocate to Portfolio Managers and Portfolio Funds primarily through a bottom up approach. However, the Sub-Adviser may utilize a top down view when evaluating and determining allocations. Allocations to Portfolio Managers and Portfolio Funds are monitored and reviewed on an ongoing basis by the Sub-Adviser and may be readjusted accordingly.

ADDITIONAL INVESTMENT POLICIES

Applicability of 1940 Act Limitations

For purposes of determining compliance with the Fund’s investment restrictions and certain investment limitations under the 1940 Act, including for example, the Fund’s leverage limitations, the Fund will not “look through” Portfolio Funds in which the Fund invests, except for Portfolio Funds managed or distributed by LMPFA or the Sub-Adviser, respectively, or their affiliates. Portfolio Funds are not subject to the Fund’s investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act or the Code.

Futures Transactions

The Fund’s or the Portfolio Funds’ use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) could cause the Fund to be deemed a commodity pool or LMPFA or the Sub-Adviser a commodity pool operator (“CPO”), which would require the Fund, LMPFA or the Sub-Adviser to comply with certain rules which could result in additional costs to the Fund. As a general matter, the Fund will conduct its operations in compliance with CFTC Rule 4.5 in order to avoid regulation by the CFTC as a commodity pool. The Fund and LMPFA have claimed an exclusion from the definition of CPO under the Commodity Exchange Act (the “CEA”), pursuant to Rule 4.5 under the CEA, and, therefore, are not subject to regulation as a CPO. However, the CFTC has adopted rule amendments which would require operators of registered investment companies (such as LMPFA and the Sub-Adviser) to either keep such investment companies’ use of futures, options on futures and certain swaps below certain de minimis levels or submit to dual regulation by the CFTC and the SEC in accordance with certain proposed rules intended to “harmonize” compliance obligations of the two different regulatory regimes. Upon the compliance date of the amended rules, LMPFA (and as applicable, the Sub-Adviser) intend to either maintain their exclusion from the definition of a “commodity pool operator” with respect to the Fund under the amended rules or, if required, register as a commodity pool operator with the CFTC, which would likely result in increased Fund operating expenses. The Fund reserves the right to engage in transactions involving certain derivative instruments (including forward contracts and swaps) to the extent allowed by CFTC regulations in effect from time to time and in accordance with the Fund’s policies. The requirements for qualification as a regulated investment company may limit the extent to which the Fund may enter into futures transactions or engage in options transactions. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate cash or liquid securities in connection with futures transactions.

Fundamental Policies

The Fund’s fundamental policies listed below may not be changed without an affirmative vote of a majority of its voting securities, which means the lesser of: (i) 67% of the outstanding voting securities (by value) present at a meeting at which holders of more than 50% of the outstanding voting securities (by value) are present in person or by proxy; or (ii) more than 50% of the outstanding voting securities (by value). Such policies cannot be changed without the approval of a majority (as such majority vote is defined in the preceding sentence) of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund. Within the limits of the Fund’s fundamental policies, its management has reserved freedom of action. The Fund may not:

(1)	Borrow money or issue any senior security, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by a regulatory authority having jurisdiction, from time to time.

(2)

Invest 25% or more of the value of its total assets in the securities of issuers in any single industry or group of industries, other than securities issued by the U.S. government, its agencies or instrumentalities and repurchase agreements collateralized by securities issued by the U.S. government, its agencies or instrumentalities. The Fund will invest 25% or more of the value of its total assets in Portfolio Funds (except for temporary or defensive purposes during any period of adverse market conditions generally affecting Portfolio Funds), but will not invest 25% or more of the value of its total assets in Portfolio Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries. For purposes of this investment restriction, the Portfolio Funds are not considered part of any industry or group of industries.

(3)	Underwrite securities of other issuers, except to the extent that it may be deemed to be an underwriter under the federal securities laws in connection with the disposition of portfolio securities.

(4)	Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may (i) invest in Portfolio Funds (including passive foreign investment companies) that hold direct or indirect interests in real estate; (ii) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (iii) invest in securities directly or indirectly secured by timber, oil, natural gas, coal, electricity or other energy-related commodities or securities issued by entities that invest in or hold such commodities; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon.

(5)	Make loans of money or securities to other persons, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6)	Purchase or sell physical commodities and commodity contracts, except that it may (a) enter into futures contracts and options thereon in accordance with applicable law and (b) purchase or sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund will not consider stock index, currency and other financial futures contracts, swaps, or hybrid instruments to be commodities for purposes of this investment policy. For purposes of this investment restriction, the Fund will not be prohibited from investing in Portfolio Funds which, in turn, invest in commodities.

All other investment policies of the Fund set forth in the Prospectus are not considered fundamental policies and may be changed by the Board of Trustees without any vote of shareholders.

For purposes of the Fund’s investment restriction related to Portfolio Funds that have investment programs that focus on investing in any single industry or group of related industries set forth in sub paragraph (2) above, investment program means the Portfolio Fund’s stated investment strategy, if any, as set forth in such Portfolio Fund’s private placement memorandum, subscription agreement, or similar document.

With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (1) above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

The ability of a closed-end fund to issue senior securities is severely circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing and form of senior securities that may be issued. Certain portfolio management techniques, such as credit default swaps, the purchase of securities on margin, short sales or the writing of puts on portfolio securities, may be considered senior securities unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To the extent the Fund covers its commitment under these transactions, including by the segregation of liquid assets, equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

The Fund has no current intention to issue preferred shares. With respect to the limitation regarding the Fund’s ability to borrow set forth in subparagraph (1) above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund covers its obligations by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations.

With respect to these policies and other policies and investment restrictions described in this Prospectus (except the Fund’s fundamental policies on borrowings and the issuance of senior securities, and as otherwise noted herein), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such policy or restriction. The Fund’s investment policies and restrictions do not apply to the activities and transactions of Portfolio Funds in which assets of the Fund are invested, but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets). The Portfolio Funds may have different or contrary investment policies.

Non-Fundamental Policies

These investment policies may be changed by the Fund’s Board of Trustees without a vote of the Fund’s shareholders. The Fund may not,

(1)	Purchase securities on margin, except that the Fund may: (a) make use of any short-term credit necessary for clearance of purchases and sales of portfolio securities and for required distributions and (b) make initial or variation margin deposits in connection with futures contracts, options, currencies, or other permissible investments,

(2)

Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the Fund as security for indebtedness, except as may be necessary in connection with permissible borrowings or investments; and then such mortgaging, pledging or hypothecating may not exceed 33 1/3% of the respective total assets of the Fund. The deposit of underlying securities and other assets in escrow and collateral arrangements with respect to margin accounts for futures contracts, options, currencies or other permissible investments are not deemed to be mortgages, pledges, or hypothecations for these purposes,

(3)	Purchase participations or other direct interests in or enter into leases with respect to oil, gas, or other mineral explorations or development programs, except that the Fund may invest in securities issued by companies that engage in oil, gas or other mineral exploration or development activities or hold mineral leases acquired as a result of its ownership of securities, or

(4)	Invest in companies for the purpose of exercising management or control.

The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. However, to permit the investment of more of its assets in smaller Portfolio Funds deemed attractive by the Sub-Adviser, the Fund may purchase non-voting securities of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

LEVERAGE

The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund generally may not borrow more than 33 1/3% of its net assets (which includes, for this purpose, the proceeds of such borrowings). The Fund will not incur leverage during its first year of operations.

In addition, many Portfolio Managers with whom the Fund invests utilize leveraging and/or hedging techniques. The use of leveraging techniques, which may include borrowing on margin by the Portfolio Managers, may increase the volatility of the value of the Fund’s Shares. The use of hedging techniques by the Portfolio Managers, which may include the use of short sales, may reduce the potential loss resulting from a general market decline but may also restrain maximum capital growth in times of a general market rise.

RISK FACTORS

The Fund’s investment program is speculative and entails substantial risks. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below. Many of those risks are discussed elsewhere in this Prospectus. Investors should consult their own legal, tax and financial advisers as to all these risks and an investment in the Fund generally. Investors should only invest in the Fund as part of an overall investment strategy.

The risk factors generally fall into one of four broad categories:

•	Risks Related to an Investment in the Fund
•	Risks Related to the Investment Activities of the Portfolio Funds and the Fund
•	Regulatory Risks Associated with the Fund
•	Certain Tax Considerations with Respect to an Investment in the Fund

Risks Related to an Investment in the Fund

Investment in the Fund Is Not Suitable for All Investors.    An investment in the Fund should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment. An investor could incur substantial, or even total, losses on an investment in the Fund. The Shares are only suitable for persons willing to accept this high level of risk.

The Investment Program Is Speculative and Entails Substantial Risks.    All securities investing and trading activities risk the loss of capital. No assurance can be given that the Fund’s investment objective will be achieved, that the performance of the Fund will be positive over any period of time, or that shareholders will not suffer losses. Many of the Portfolio Funds may use leverage, engage in short sales and derivative transactions, maintain concentrated portfolios, invest in illiquid securities or pursue other speculative and risky strategies. The Fund may experience significant losses from investing in Portfolio Funds that use such strategies. Moreover, there is no limit on the types of investments the Portfolio Funds may make. As a result, the discussion in this Prospectus of potential investments that a Portfolio Fund may make cannot be comprehensive. Investors should consider the possibility that the Portfolio Funds may make virtually any kind of investment, which will subject investors to risks associated with such investments.

Non-diversification.    As a non-diversified investment company, the Fund is not subject to the percentage limitations imposed by the 1940 Act on the portion of its assets that may be invested in the securities of any one issuer. As a result, the investment portfolio of the Fund may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

Lack of Cash Flow for Required Distributions.    In order to qualify and to continue to qualify as a regulated investment company under the Code, the Fund must distribute substantially all of its net investment income and capital gains to shareholders. The Fund’s obligation to distribute its net income and capital gains to shareholders may prevent the Fund from taking advantage of attractive investment opportunities. Moreover, if the Fund does not generate sufficient cash flow from operations to make such distributions, it may be forced to liquidate investments in the underlying Portfolio Funds at disadvantageous times, and in amounts that the Sub-Adviser would not otherwise contemplate, or to borrow money. The requirement to make annual shareholder distributions may therefore inhibit the Fund’s ability to achieve its investment objective. However, the Fund’s ability to make distributions in its own shares may limit the necessity to liquidate investments and/or to borrow money to comply with the Fund’s obligation to distribute its net income and capital gains in cash.

Reliance upon the Sub-Adviser.    The success of the Fund depends on the ability of the Sub-Adviser, and particularly on certain key employees of the Sub-Adviser, to develop investment strategies and select Portfolio Managers to achieve the Fund’s investment objective. The Fund’s investment performance could be materially adversely affected if any of such key employees were to die, become ill or disabled or otherwise cease to be involved in the active management of the business of the Fund’s portfolio. The Sub-Adviser is subject to oversight by LMPFA and the Board. As with any managed fund, the Sub-Adviser may not be successful in selecting the best-performing Portfolio Funds or Portfolio Managers, and the Fund’s performance may lag behind that of similar investment vehicles as a result. The Sub-Adviser has limited experience in managing registered investment companies. The Sub-Adviser currently manages one U.S. registered fund of funds. The Sub-Adviser has 39 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

General Economic and Market Conditions.     The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of the Fund’s investments and the Portfolio Funds’ investments. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in losses.

Limited Operating History.    The Fund has a limited operating history upon which prospective investors can evaluate potential performance. The past investment performance of other funds managed by LMPFA, the Sub-Adviser or of Portfolio Managers with which the Fund invests or expects to invest may not be construed as an indication of the future results of an investment in the Fund.

Conflicts of Interest.    LMPFA and the Sub-Adviser may act as general partner and/or investment adviser to other entities with investment objectives and strategies that overlap significantly with those of the Fund and may direct investments in which the Fund would be interested to entities other than the Fund; thus, giving rise to conflicts of interest that may disadvantage the Fund. See “Conflicts of Interest.”

Use of Leverage.    The Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund generally may not borrow more than 33 1/3% of its net asset value (which includes, for this purpose, the proceeds of such borrowing). The use of leverage can substantially increase the risks to which investments in the Fund are subject. The use of leverage increases the volatility of investment returns and subjects shareholders to magnified losses if the return on the Fund’s investments does not exceed the costs of the borrowings or if investments decline in value. In addition, the Fund is subject to the risk that the interest rates payable on its borrowings move in a way not anticipated by the Sub-Adviser, which may force the sale of Fund investments at a disadvantageous time. If used, there is no assurance that the Fund’s leveraging strategies will be successful. Because the fees received by LMPFA and the Sub-Adviser are based on the total managed assets of the Fund (including assets attributable to any leverage that may be outstanding), LMPFA and the Sub-Adviser have a financial incentive to use borrowings, which may create a conflict of interest between LMPFA and the Sub-Adviser on the one hand, and the shareholders, on the other hand. The fees paid to LMPFA and the Sub-Adviser are based on the Fund’s managed assets because the Fund’s investable assets are greater when the Fund incurs leverage. The Fund’s incurrence of leverage is subject to Board oversight. As a result of recent market events, the costs of leverage for funds similar to the Fund have increased.

Valuation.    The valuation of the Fund’s investments in the underlying Portfolio Funds is determined in accordance with the Fund’s valuation procedures. The Fund anticipates that its Portfolio Fund investments will be fair valued under the supervision of the Board of Trustees, primarily in reliance upon valuations supplied by the Portfolio Funds’ third party administrators. In the event that a Portfolio Fund’s third party administrator does not report a month-end net asset value (an “Underlying NAV”) to the Fund, on a timely basis, the Fund would determine the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its portfolio. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. However, neither the Sub-Adviser nor the Board of Trustees will be able to independently confirm the accuracy of the net asset value of an underlying Portfolio Fund provided by the Portfolio Fund’s third party administrator (which valuations are unaudited, except for year-end valuations).

Any valuations provided by the Portfolio Fund’s third party administrator upon which the Fund will calculate its net asset value and net asset value per share may be subject to later adjustment based on valuation information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. See “Determination of Net Asset Value.”

Limited Liquidity.    An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity. The Fund is a closed-end management investment company designed primarily for long-term investment and is not intended to be a trading vehicle. The Shares are not listed for trading on any securities exchange. There is no public market for the Shares and none is expected to develop. The Shares therefore are not readily marketable and shareholders must be prepared to hold Shares for an indefinite period of time. Because the Fund is a closed-end management investment company, Shares may not be redeemed on a frequent basis and may not currently be exchanged for shares of any other fund.

Although the Fund expects to offer to repurchase Shares from shareholders from time to time, no assurance can be given that these repurchases will occur as scheduled or at all. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Portfolio Funds in a timely manner. Some Portfolio Funds impose a lock-up on their investors precluding them from redeeming their investments for a period of time. Portfolio Funds with lock-ups may, in some cases, allow investors to redeem their investments during the lock-up period subject to a penalty. Additionally, Portfolio Funds typically hold back some percentage of full redemptions until they complete their annual audits. Portfolio Funds generally have the right to suspend investor redemptions at their discretion. Consequently, the Fund may be highly illiquid. There may be times when the Sub-Adviser intends to redeem the Fund’s investment with a Portfolio Fund, but cannot immediately do so even when other investors in the Portfolio Fund are able to redeem. This could negatively impact the Fund and the Fund’s ability to conduct a repurchase.

Even if the Fund makes a tender offer, there is no guarantee that shareholders will be able to sell all of the Shares that they desire to sell in any particular tender offer. If a tender offer is oversubscribed by shareholders, the Fund will generally repurchase only a pro rata portion of the Shares tendered by each shareholder. A large investor in the Fund seeking repurchase may cause a greater likelihood of all shareholders seeking repurchase having their requests reduced pro rata. The potential for pro ration may cause some shareholders to tender more Shares for repurchase than they otherwise would wish to have repurchased, which may adversely affect others wishing to participate in the tender offer.

Subsidiary Risk.    The Fund may, in the future, form a subsidiary organized in the Cayman Islands, through which the Fund would invest in certain Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. It is not anticipated that the subsidiary would be registered under the 1940 Act. As an investor in the subsidiary, the Fund would not have all of the protections offered to investors by the 1940 Act. However, it is anticipated that the subsidiary would be wholly-owned and controlled by the Fund’s Board of Trustees, managed by LMPFA and subadvised by Permal. Therefore, the Fund’s ownership and control of the Subsidiary would make it unlikely that the subsidiary would take actions contrary to the interests of the Fund or its shareholders.

Market Disruption and Geopolitical Risk.    The aftermath of the wars in Iraq and Afghanistan, instability in the Middle East and terrorist attacks in the United States and around the world may have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the military actions in Iraq and Afghanistan cannot be predicted with any certainty. Terrorist attacks closed some of the U.S. securities markets in 2001, and similar events cannot be ruled out in the future. The wars and occupations, terrorism and related geopolitical risks have led, and may in the future lead to, increased short-term market volatility and may have adverse long-term effects on the U.S. and world economies and markets generally. These risks may adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, investor psychology, credit risk, inflation and other factors relating to the Shares.

Government Intervention in Financial Markets.    The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. The impact of these measures is not yet known and cannot be predicted. U.S. federal and state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective. The Sub-Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Direct Investments of the Fund.    In addition to investments in Portfolio Funds, the Fund may invest directly in exchange-traded funds, which will provide the Fund with exposure to other securities, asset classes and/or alternative investment strategies. The Fund, through a subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. The Fund will not invest more than 25% of its managed assets through a Cayman Islands subsidiary. Regulated investment companies such as the Fund often have invested in commodities indirectly through foreign subsidiaries in order to have such income treated as qualifying income for purposes of the 90% gross income test set forth under Subchapter M of the Code. Although the Internal Revenue Service has issued many private letter rulings confirming that treatment, it recently announced that it was suspending the issuance of future rulings in that regard. Thus, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not ultimately uphold, that the indirect investment in commodities through a foreign subsidiary produces non-qualifying income for purposes of the 90% gross income test set forth under Subchapter M of the Code. The Fund will only make such indirect investments in commodities through a foreign subsidiary to the extent that doing so would not result in disqualification as a RIC under Subchapter M of the Code. Other than the Portfolio Funds and exchange-traded funds, the only other assets the Fund will hold are cash and cash equivalents, including securities of the U.S. government and its agencies and instrumentalities, commercial paper, bank certificates of deposit or shares of money market funds, government securities and certain derivative instruments (including forward contracts and swaps). See “—Risks Related to the Investment Activities of the Portfolio Funds and the Fund” and “—Use of Options and Other Derivative Instruments.”

Temporary Defensive Position.    In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents, including securities of the U.S. government and its agencies and instrumentalities, commercial paper, bank certificates of deposit or shares of money market funds. The Fund’s investments in foreign cash equivalents will be limited to those that, in the opinion of the Sub-Adviser, equate generally to U.S. commercial paper and securities of the U.S. government and its agencies and instrumentalities. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks, in terms of assets, that are subject to regulatory supervision by the U.S. government or state governments, and the obligations of the 100 largest foreign banks, in terms of assets, with branches or agencies in the United States. These investments may be inconsistent with the Fund’s investment objective and may result in a loss of investment opportunity, which could in turn result in a lower return than would have been obtained had the Fund adhered to its standard investment policies.

Risks Related to the Investment Activities of Portfolio Funds and the Fund

Dependence on Portfolio Funds.    The assets of the Fund will be substantially invested in Portfolio Funds advised by independent Portfolio Managers. The Fund’s performance depends upon the performance of the underlying Portfolio Funds, the adherence of the Portfolio Funds to their selected strategies and the effectiveness of those strategies, the instruments used by the Portfolio Funds and the Sub-Adviser’s ability to select Portfolio Funds and Portfolio Managers and effectively allocate the Fund’s assets among them. The Portfolio Funds may trade in a broad spectrum of securities, financial instruments, currencies, and market indices by means of direct purchases of securities, futures and forward contracts, and related options and cash contracts on organized and over-the-counter markets.

Indemnification of Portfolio Funds.    The subscription agreement governing the terms of an investment in a Portfolio Fund generally includes an indemnification by the investor to the Portfolio Fund for breaches of representations and warranties made by the investor in the subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. Additionally, the governing documents of the Portfolio Funds in which the Fund will invest provide indemnification and/or exculpation for their general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents for liabilities and losses incurred or arising out of their performance of services, except under certain circumstances. The economic risk to the Fund of indemnifying a Portfolio Fund may be greater in situations in which a Portfolio Fund has few investors or in which the Fund owns a significant percentage of the economic interests in the Portfolio Fund. Furthermore, Portfolio Funds may enter into indemnification arrangements and other arrangements with service providers and other parties that impose limitations on liability of such parties. In order to meet a particular debt or obligation, an investor or former investor in a Portfolio Fund, such as the Fund, may be required to make additional contributions or payments to such Portfolio Fund up to, but in no event in excess of, the aggregate amount of withdrawals and distributions actually received by it from the Portfolio Fund during or after the fiscal year (or relevant portion thereof) to which such debt or obligation is attributable.

Highly Volatile Markets.    The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which the assets of a Portfolio Fund or the Fund may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and the Fund are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

Fixed Income Securities.    It is anticipated that Portfolio Funds will invest in fixed income securities, and therefore, may be exposed to the risk of default by the issuers of such securities. Such defaults may result in delays in payment, or nonpayment, of interest or principal. Furthermore, the price of fixed income securities also may fluctuate with changes in prevailing interest rates and/or in the creditworthiness of the issuer; these fluctuations may result in a loss of capital.

Portfolio Funds may invest in non-investment grade debt securities (commonly referred to as “junk bonds”). Non-investment grade debt securities generally offer a higher yield than that available from investment grade securities, but involve greater risk. The returns of non-investment grade debt securities are also very sensitive to: (i) adverse changes in general economic conditions; (ii) changes in the financial condition of their issuers; (iii) changes in interest rates; and (iv) changes in market liquidity. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Non-investment grade debt securities have historically experienced greater default rates than investment grade securities.

Fixed Income Arbitrage.    Fixed income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, asset-backed securities, commodity and financial futures, options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change. Certain corporate and asset-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies. Many other unforeseeable events,

including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

Investment in Equity Securities; Undervalued Companies.    Portfolio Funds’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Equity positions may be taken in small and medium capitalization companies with limited operating histories and financial resources and small management groups. Those stocks, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in stocks of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in some small-capitalization stocks, an investment in those stocks may be considered illiquid.

Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. The level of volatility in portfolio holdings also may be increased to the extent the market moves in a manner not anticipated by a Portfolio Manager. Additionally, certain of the Portfolio Managers may invest in securities that they consider to be undervalued. These securities may be issued by companies in financial distress from which there can be no assurance that they will recover. In the event of an economic downturn, many companies in “turnaround” situations are likely to fail, causing their securities to become worthless.

Event-Driven Investments.    Portfolio Funds may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Likewise, a Portfolio Fund’s investments may be in markets or companies in the midst of a period of economic or political instability. In any investment opportunity involving these types of business enterprise, there exist a number of risks, such as the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to a Portfolio Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, Portfolio Funds may be required to sell its investment at a loss. Further, in any investment in an unstable political or economic environment, there exists the risk of default as to debt securities and bankruptcy or insolvency with respect to equity securities. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies or situations in which Portfolio Funds may invest, there is a potential risk of loss by the Investment Fund of its entire investment in such companies.

Convertible Arbitrage.    The success of the investment activities of a Portfolio Manager involved in convertible arbitrage will depend on such Portfolio Manager’s ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that a Portfolio Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Portfolio Manager will seek to invest will reduce the scope for the Portfolio Manager’s investment strategies. In the event that the perceived mispricings underlying such Portfolio Manager’s positions fail to materialize as expected, the positions could incur a loss.

The price of a convertible bond, like other bonds, changes inversely to changes in interest rates. Hence, increases in interest rates could result in a loss on a position to the extent that the short stock position does not correspondingly depreciate in value. While Portfolio Managers typically try to hedge interest rate risk via interest rate swaps and Treasuries, residual interest rate risk can adversely impact the portfolio. The price of convertible bonds is also sensitive to the perceived credit quality of the issuer. Convertible securities purchased by Portfolio Managers will decline in value if there is a deterioration in the perceived credit quality of the issuer or a widening of credit spreads and this decline in value may not be offset by gains on the corresponding short equity position.

Convertible bond arbitrage portfolios are typically long volatility. This volatility risk is difficult to hedge since the strike price and often the maturity of the implied option are unknowns. A decline in actual or implied stock volatility of the issuing companies can cause premiums to contract on the convertible bonds. Convertible arbitrageurs are also exposed to liquidity risk in the form of short squeezes in the underlying equities or due to widening bid/ask spreads in the convertible bonds. Liquidity risk often can be exacerbated by margin calls since most arbitrageurs run leveraged portfolios. Convertible arbitrage strategies are also subject to risk due to inadequate or misleading disclosure concerning the securities involved. There have been cases where final prospectuses are different from drafts and important clauses are misinterpreted, both leading to significant losses for arbitrageurs. Also, in the absence of anti-dilution provisions in a convertible security, losses could occur in the event the underlying stock is split, additional securities are issued, a stock dividend is declared or the issuer enters into another transaction which increases its outstanding securities.

Foreign Investments.    Portfolio Funds’ investment portfolios may include non-U.S. securities. To the extent a Portfolio Fund invests in securities in markets outside the U.S. or denominated in currencies other than U.S. dollars, the Fund will be subject to certain risks not typically associated with investing in the United States. There is no limit on the percentage of the Fund’s assets that may be invested directly or indirectly in securities of non-U.S. issuers. These risks include unfavorable changes in currency exchange rates, restrictions on repatriation of investment income and capital, imposition of exchange control regulation by the U.S. or foreign governments, certain foreign or U.S. taxes, and economic or political instability or disruptions in foreign countries. Further, Portfolio Managers may have access to less information about some non-U.S. companies than they would have about comparable U.S. companies, and financial information may not be subject to standards comparable to those imposed on companies traded in U.S. markets, making the bases for investment decisions less dependable. Some Portfolio Managers may be constituted and domiciled in jurisdictions where there is no regulatory oversight of their activities and limited or no investor protection laws. In managing the investments of a Portfolio Fund, Portfolio Managers may trade on exchanges and markets that are less regulated than those in the United States. For example, certain exchanges may not provide the same assurances of the integrity (financial or otherwise) of a market-place and its participants as do U.S. exchanges. Further, trading on certain exchanges may be conducted in a manner such that all participants are not afforded an equal opportunity to execute certain trades and may also be subject to a variety of political influences and the possibility of direct government intervention. The Portfolio Funds may invest a substantial portion of their assets in securities of non-U.S. issuers and the governments of non-U.S. countries. These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including, but not limited to, political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments, and reduced liquidity. Continuing uncertainty as to the status of the Euro and the European Monetary Union (the “EMU”) has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s investments.

Use of Options and Other Derivatives.    Certain of the Portfolio Managers may engage in a substantial amount of options trading, both for speculative and for hedging purposes. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire investment in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire investment in the put option.

Options trading also involves certain risks which trading in the underlying securities alone does not. For example, interest rates and market volatility affect option values, and options have limited life spans and may expire worthless despite the underlying position becoming profitable soon thereafter.

Certain of the Portfolio Managers make extensive use of other types of derivatives in their trading. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors which generally have a much less direct impact on the price levels of the underlying instruments. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk. The Sub-Adviser, on behalf of the Fund, and Portfolio Managers on behalf of Portfolio Funds, may consider it appropriate, subject to applicable regulations and restrictions, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in their investment programs. Such investment techniques can substantially increase the adverse impact of investment risks to which the Fund’s investment portfolio may be subject.

Hedging Transactions.    The Portfolio Managers of the Portfolio Funds may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase, it may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to fully protect a Portfolio Fund’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Portfolio Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the non-occurrence of other events being hedged may result in a poorer overall performance for the Fund than if the Portfolio Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions being hedged. Such imperfect correlation may prevent the Portfolio Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

Foreign Currency Transactions.    Foreign currency transactions are entered into for the purpose of hedging against foreign exchange risk arising from the Portfolio Fund’s investment or anticipated investment in securities denominated in foreign currencies. A Portfolio Fund also may enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. Foreign currency transactions include the purchase of foreign currency on a spot (or cash) basis, contracts to purchase or sell foreign currencies at a future date (forward contracts), the purchase and sale of foreign currency futures contracts, and the purchase of exchange traded and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies.

These hedging transactions do not eliminate fluctuations in the underlying prices of the securities which the Portfolio Fund owns or intends to purchase or sell. They simply establish a rate of exchange which can be achieved at some future point in time.

Foreign currency exchange rates may fluctuate significantly over short periods of time. A forward foreign currency exchange contract reduces the Portfolio Fund’s exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency, it will receive. Contracts to sell foreign currency will limit any potential gain which might be realized by the Portfolio Fund if the value of the hedged currency increases. In the case of forward contracts entered into for the purpose of increasing return, the Portfolio

Fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts also involve the risk that the counterparty to the contract may fail to perform its obligations to the Portfolio Fund. The purchase and sale of foreign currency futures contracts and the purchase of call and put options on foreign currency futures contracts and on foreign currencies involve certain risks associated with derivatives.

Investment in Gold.    The Fund, including through a subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity-related investments. The Fund may also invest in gold through exchange-traded Funds. Investments related to gold are considered speculative. The price of gold can fluctuate widely and be affected by numerous factors beyond the Fund’s control including; global or regional political, economic or financial events and situations; investors’ expectations with respect to the future rates of inflation and movements in world equity, financial and property markets; global supply and demand for gold, which is influenced by such factors as mine production and net forward selling activities by gold producers, central bank purchases and sales, jewelry demand and the supply of recycled jewelry, net investment demand and industrial demand, net of recycling; interest rates and currency exchange rates, particularly the strength of and confidence in the U.S. dollar; and investment and trading activities of Portfolio Funds, commodity funds and other speculators.

The possibility of large-scale distress sales of gold in times of crisis may have a short-term negative impact on the price of gold and adversely affect the Fund. For example, economic, political or social conditions or pressures may require central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets, to liquidate their gold assets all at once or in an uncoordinated manner. The demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market.

Counterparty Credit Risk.    Many of the markets in which the Portfolio Funds effect their transactions are “over-the-counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To the extent a Portfolio Fund invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries.

Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund to the risk that counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties. Portfolio Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Distressed Securities.    Certain of the companies in whose securities the Portfolio Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of such companies can cause their securities to be particularly risky. Such securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. A Portfolio Fund’s investment in any instrument is subject to no minimum credit standard, and a significant portion of the obligations and preferred stock in which a Portfolio Fund may invest may be less than investment grade (commonly referred to as “junk bonds”), which may result in the Portfolio Fund experiencing greater losses than it would incur if investing in higher rated instruments. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.

Asset-Backed Securities.    Portfolio Funds may invest in asset-backed securities (“ABS”). The risks associated with ABS include: (1) credit risk associated with the performance of the underlying collateral; (2) adverse changes in economic conditions and circumstances; (3) prepayment risk, which can lead to significant fluctuations in the value of the ABS; (4) loss of all or part of the premium, if any, paid; and (5) decline in the market value of the security, whether resulting from changes in interest rates, prepayments on the underlying collateral or perceptions of the credit risk associated with the underlying collateral.

Short Selling.    Portfolio Funds may engage in short-selling. A short sale is effected by selling a security which the seller does not own or, if the seller does own the security, is not to be delivered upon consummation of the sale. Short sales can, in some circumstances, substantially increase the impact of adverse price movements in the portfolio of a Portfolio Fund. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Portfolio Fund of buying securities to cover the short position.

Portfolio Funds may also effect short sales “against the box.” These transactions involve selling short securities the Portfolio Fund owns (or has the right to obtain). When a Portfolio Fund enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Portfolio Funds will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

Trading Forward Contracts.    Portfolio Funds and the Fund may trade forward contracts in certain commodities or assets with U.S. and non-U.S. banks and dealers. A forward contract is a contractual obligation to purchase or sell a specified quantity of a commodity or asset at or before a specified date in the future at a specified price. Forward markets, including foreign currency markets, offer less protection against defaults in trading than is available when trading occurs on an exchange. Forward contracts are not guaranteed by an exchange or clearing house, and therefore a non-settlement or default on a contract would deprive the Fund, or a Portfolio Fund, that trades forward contracts of unrealized profits or force it to cover its commitment to purchase and resale, if any, at the current market price.

Additional risks of the forward markets include: (i) the forward markets are generally not regulated by any U.S. or non-U.S. governmental or regulatory authorities; (ii) there are generally no limitations on forward transactions, although the counterparties with which the Fund or a Portfolio Fund may deal may limit the size or duration of positions available as a consequence of credit considerations; (iii) participants in the forward markets are not required to make continuous markets in forward contracts; and (iv) the forward markets are “principals’ markets” in which performance with respect to a forward contract is the responsibility only of the counterparty with which the trader has entered into a contract (or its guarantor, if any), and not of any exchange or clearing house. As a result, if a Portfolio Fund or the Fund trades forward contracts, it will be subject to the risk of inability or refusal to perform with respect to such contracts on the part of the counterparties with which it trades.

Futures.    Portfolio Managers may engage in futures transactions as part of their investment strategy. Although often utilized to hedge investments, these are highly specialized transactions that entail greater than ordinary investment risks. These instruments are highly volatile and expose investors to a high risk of loss. The low initial margin deposits normally required to establish a futures position permit a high degree of leverage. As a result, a relatively small movement in the price of a futures contract may result in a profit or loss that is high in proportion to the amount of funds actually placed as initial margin, and may result in unquantifiable further loss exceeding any margin deposited.

Restricted and Illiquid Securities.    Portfolio Funds may invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. The market prices, if any, for illiquid securities tend to be volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

Where registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Fund may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Portfolio Fund might obtain a less favorable price than prevailed when it decided to sell. Portfolio Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Exchange-Traded Funds.    The Portfolio Funds and the Fund may purchase and sell shares of exchange traded funds (“ETFs”), which are a type of company bought and sold on a securities exchange. An ETF represents a fixed portfolio of securities typically designed to track a particular market index. A fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market or to hedge other investments. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile. ETFs also have management fees that increase their costs. As a shareholder of an ETF directly, the Fund would bear its pro rata portion of the ETF’s expenses, including advisory fees. Similarly, a Portfolio Fund investing in ETFs also would bear its pro rata portion of the ETF’s expenses, including advisory fees, which the Fund indirectly would bear by investing in the Portfolio Fund. These expenses would be in addition to the fees and other expenses that the Fund or Portfolio Fund bears directly in connection with its own operations.

Use of Leverage.    Portfolio Funds may utilize leverage in their investment programs, subject to the restrictions (if any) set forth in their documentation. Such leverage may take the form of loans for borrowed money, trading on margin or other forms of direct and indirect borrowings, or the use of derivative instruments, including, among others, forward contracts, futures contracts, options, swaps and reverse repurchase agreements, and other instruments and transactions that are inherently leveraged. The utilization of leverage by the Portfolio Funds in which the Fund invests will increase the volatility of the Fund’s investments. Portfolio Funds will not be subject to 1940 Act restrictions on the incurrence of indebtedness. There may be no limit on the amount of leverage an individual Portfolio Fund may utilize. Such leverage increases both the possibilities for profit and the risk of loss. Borrowings will usually be from securities brokers and dealers and will typically be secured by the Portfolio Fund’s securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the obligations, and if the Portfolio Fund were unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the obligation to the broker-dealer. Liquidation in that manner could have extremely adverse consequences. In addition, the amount of the borrowings in a Portfolio Fund and the interest rates on those borrowings, which will fluctuate, will have a significant effect on the Fund’s profitability.

Short-term margin borrowings by Portfolio Funds result in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Portfolio Funds have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Portfolio Funds could be subject to a “margin call,” pursuant to which they would either have to deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of a Portfolio Fund, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

Portfolio Managers may face a potential conflict of interest in choosing to increase the leverage used by a Portfolio Fund, since the use of greater leverage may increase a Portfolio Manager’s compensation.

Financing Arrangements.    As a general matter, the banks and dealers that provide financing to Portfolio Funds have considerable discretion in setting and changing their margin, haircut, financing, and collateral valuation policies. Changes by banks and dealers in any of the foregoing policies may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can be no assurance that any particular Portfolio Fund will be able to secure or maintain adequate financing, without which an investment in such Portfolio Fund may not be a viable investment.

Securities Lending.    Some or all of the Portfolio Funds may lend securities from their portfolios to brokers, dealers, and other financial institutions needing to borrow securities to complete certain transactions. The lending portfolio continues to be entitled to payments of amounts equal to the interest, dividends, or other distributions payable on the loaned securities, as well as interest on the investment of any collateral or a fee from the borrower. Portfolio Funds may not be subject to the same borrowing limitations that apply to registered investment companies. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially.

Concentration of Investments.    The Fund is not limited in the amount of assets that can be allocated to any single investment style or technique. The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. However, the underlying Portfolio Funds may not be subject to any limits on the amount of assets that can be invested in any single industry, sector or investment style or technique, subjecting the Portfolio Funds to greater risk and volatility than if investments had been more widely diversified.

Multi-Manager Strategy.    In order to diversify among trading methods and markets, the Sub-Adviser will select a number of Portfolio Managers. Portfolio Managers make investment decisions independent of the Sub-Adviser and each other. Portfolio Funds may thus compete with each other from time to time for the same positions in the markets. Conversely, a Portfolio Fund could hold from time to time opposite positions in the same security as held by other Portfolio Funds. Each such position could cause the Fund, through a Portfolio Fund, transactional expenses but might not generate any recognized gain or loss. There is no assurance that selection of multiple Portfolio Managers will be more successful than selection of a single Portfolio Manager. The Sub-Adviser may reallocate the Fund’s assets among the Portfolio Funds at any time. Any such reallocation could adversely affect the performance of the Fund or of any one Portfolio Fund.

Summing of Fees.    Investments in Portfolio Funds will result in a summing of fees and expenses in that a shareholder must bear not only the fees, administrative expenses and other costs of the Fund, but also, to the extent of the Fund’s investment in Portfolio Funds, a portion of the fees, administrative expenses and other costs of such Portfolio Funds. The Fund will invest in a number of Portfolio Funds, resulting in investment related expenses that may be higher than if the Fund invested in only one Portfolio Fund. Fixed fees payable to the Portfolio Managers of Portfolio Funds generally range from 1% to 3% (annualized) of the value of the Fund’s investment, and incentive allocations or fees will generally range from 15% to 25% of a Portfolio Fund’s net profits or performance. The Fund may be obligated to pay or bear a portion of incentive fees based on individual Portfolio Managers’ and Portfolio Funds’ performances even if the Fund as a whole generated no net trading profits or lost money during a particular period.

Brokerage Commissions/Transaction Costs.    Certain of the Portfolio Managers with whom the Fund may invest engage in a high level of trading, and the turnover of the portfolios they manage may generate substantial brokerage and/or other transaction costs. These costs will be borne by the Fund, in whole or in part, regardless of the profitability of such trading activity. High portfolio turnover rates can also have adverse tax consequences to investors. In addition, the redemption or withdrawal of the Fund’s investment in a Portfolio Fund could involve expenses to the Fund under the terms of the Fund’s investment.

Consequences of Performance Fees.    Performance fees or incentive allocations payable to Portfolio Managers could encourage the Portfolio Manager to make investments on behalf of a Portfolio Fund that are riskier or more speculative than the Portfolio Manager would if it were receiving only a fixed fee.

Portfolio Funds Transactions with Affiliates.    The 1940 Act sets forth limitations on a registered fund’s ability to conduct transactions with affiliates. These limitations, set forth under Section 17 of the 1940 Act, include restrictions on the sale of securities and other transactions between a registered fund and an affiliate or an affiliate of an affiliate. Such restrictions do not apply to Portfolio Funds. As a result, Portfolio Funds may engage in transactions with affiliates, to the potential detriment of investors, including the Fund.

Illiquidity of Investments in Portfolio Funds.    The Fund’s investments in the underlying Portfolio Funds generally will be illiquid and generally may not be transferred without the consent of the Portfolio Fund without complying with cumbersome procedures. The Fund may be unable to redeem or withdraw its investment in an underlying Portfolio Fund when desired (and therefore incur losses), or may be required to sell such investment regardless of whether it desires to do so.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial restrictions and no active trading market. Portfolio Funds generally permit redemptions or withdrawals only at infrequent intervals, and in some cases only up to a specified percentage of assets. Portfolio Funds may permit or require that redemptions or withdrawals of shares be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Sub-Adviser would seek to cause the Fund to dispose of these securities in a manner that is in the Fund’s best interests. The Fund may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Sub-Adviser to redeem or withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Fund also may be subject to fees imposed on redemptions or withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund. To the extent the Fund’s holdings in a Portfolio Fund afford it no ability to vote on matters relating to the Portfolio Fund, the Fund will have no say in matters that could adversely affect the Fund’s investment in the Portfolio Fund.

Many Portfolio Funds have lengthened the lock-up periods during which an investor must hold an investment in a Portfolio Fund and are generally giving the sponsors of Portfolio Funds more flexibility to limit and/or suspend redemptions and withdrawals, and the Sub-Adviser believes that this trend may continue. If this trend does continue, it could negatively impact the liquidity of the Fund, which may force the Sub-Adviser to forgo investing in certain Portfolio Funds that are attractive due to the longer lock-up periods and/or restrictions on redemptions and withdrawals being employed.

Availability of Investment Opportunities.    The business of identifying and structuring investments of the types contemplated by the Fund is competitive and involves a high degree of uncertainty. The Fund may not be able to invest in certain Portfolio Funds that are oversubscribed or closed or may only be able to allocate a limited amount of assets to a Portfolio Fund that has been identified as an attractive opportunity.

Insolvency of Brokers and Others.    The Portfolio Funds will be subject to the risk of failure of the brokerage firms that execute trades, the clearing firms that such brokers use, or the clearing houses of which such clearing firms are members and to the risk of refusal of counterparties to perform, which could result in a loss of all or a portion of the investments with or through the relevant clearing house, broker, dealer, or counterparty.

Conflicts of Interest.    Certain inherent conflicts of interest may arise from the Sub-Adviser or Portfolio Managers carrying on investment or other activities for themselves and for clients, including investment partnerships in which the Fund may have an interest. The Sub-Adviser or Portfolio Managers may engage in other business activities and manage the accounts of clients other than the Fund and the investment strategy for such other clients may vary from that of the Fund. The Sub-Adviser and Portfolio Managers will not be required to refrain from any other activity nor disgorge any profits from any such activity and will not be required to devote all or any particular part of its time and effort to the Fund, any Portfolio Fund and their affairs.

Proprietary Investment Strategies.    The Portfolio Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to LMPFA, the Sub-Adviser or the Fund. The Portfolio Managers generally use investment strategies that differ, and involve greater risk and expense, from those typically employed by traditional managers of portfolios of stocks and bonds. These strategies may involve risks that are not anticipated by the Portfolio Managers, LMPFA, the Sub-Adviser or the Fund.

Lack of Public Information.    Portfolio Funds make publicly available far less information than funds registered under the 1940 Act, or other companies required to file periodic reports pursuant to the Securities Exchange Act of 1934. As a result, shareholders in the Fund will have limited information about the Portfolio Funds in which the Fund invests. Subjects for which registered funds are required to make disclosure, but Portfolio Funds are not include, but are not limited to, portfolio composition, affiliate transactions and material developments. The lack of publicly available information regarding Portfolio Funds will make evaluating the Fund’s holdings difficult for shareholders, and entails a high degree of risk.

Limited Operating History and Lack of Transparency.    Certain Portfolio Funds may be newly-formed entities with little or no operating history upon which the Sub-Adviser can evaluate potential performance. The past investment performance of Portfolio Managers with which the Fund invests or expects to invest its assets may not be construed as an indication of the future results of an investment in the Fund. In addition, the Sub-Adviser will not be able to control the activities of the Portfolio Funds. A Portfolio Fund may use investment strategies that differ from its past practices and are not fully disclosed to the Sub-Adviser and that involve risks that are not anticipated by the Sub-Adviser.

Inadequate Return.    No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment. Portfolio Fund returns have dropped significantly in recent years in comparison to their historic returns, and there can be no assurance that their returns in future periods, as an asset class, will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting Portfolio Funds’ investments and strategies, as well as the proliferation of Portfolio Funds pursuing similar strategies (thereby making it difficult for one Portfolio Fund to outperform others). Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment.

Investments in Non-Voting Securities.    To the extent the Fund purchases non-voting shares of, or contractually foregoes the right to vote its shares in, a Portfolio Fund, it will not be able to vote on matters that require the approval of the investors of the Portfolio Fund, including matters that could adversely affect the Fund’s investment in such Portfolio Fund.

Inside Information.    From time to time, a Portfolio Manager may come into possession of material, non-public information concerning an entity in which a Portfolio Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Portfolio Fund to buy or sell securities of the entity.

Portfolio Manager Misconduct.    When the Sub-Adviser invests the Fund’s assets with a Portfolio Manager, the Fund does not have custody of the assets of the Portfolio Fund or control over the investment of such assets. Therefore, there is always the risk that the Portfolio Manager of a Portfolio Fund could divert or abscond with the assets, inaccurately or fraudulently report the Portfolio Fund’s value, fail to follow any agreed-upon investment strategies, provide false reports of operations or engage in other misconduct. The Portfolio Managers with whom the Sub-Adviser invests the Fund’s assets are generally private and have not registered their securities under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Portfolio Managers.

Regulatory Actions.    In the event that federal, state, or other regulatory bodies allege misconduct by a Portfolio Manager or a Portfolio Fund, such authorities may initiate regulatory or enforcement actions, including civil or criminal proceedings. The effect of any regulatory action against a Portfolio Manager or a Portfolio Fund in which the Fund may invest, while impossible to predict, could result in a substantial and adverse impact on the Fund, including a reduction in value in or a loss of the investment due to the assessment on a Portfolio Fund of fines, penalties and/or other sanctions, including asset freezes.

Dilution.    If a Portfolio Manager limits the amount of capital that may be contributed to a Portfolio Fund from the Fund, or if the Fund declines to purchase additional interests in a Portfolio Fund, continued sales of interests in the Portfolio Fund to others may dilute the returns for the Fund from the Portfolio Fund.

Portfolio Funds Organized Outside of United States.    Some of the underlying Portfolio Funds may be organized outside of the United States. As a result, a Portfolio Fund organized outside of the United States may be subject to certain risks not present in a Portfolio Fund organized in the United States. For example, Portfolio

Funds organized outside of the United States may not generate U.S. tax information for U.S. shareholders to file tax returns and therefore may have negative tax consequences compared to an investment that does generate U.S. tax information. Such Portfolio Funds may also operate under regulatory regimes less stringent than those governing domestic Portfolio Funds. Further, it may be more difficult or impossible to: effect service of process, enforce judgments obtained in U.S. courts against Portfolio Funds organized outside of the United States based on U.S. securities law, bring an original action in foreign court to enforce liability against a Portfolio Fund organized outside of the United States based on U.S. securities law, and bring Fund claims on behalf of shareholders.

Recent Market Events Risk.    The equity and debt capital markets in the United States and internationally have experienced unprecedented volatility. The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities. This environment could make identifying investment risks and opportunities especially difficult for the Sub-Adviser and Portfolio Managers. These market conditions may continue or get worse. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. The withdrawal of this support could also negatively affect the value and liquidity of certain securities. In addition, legislation recently enacted in the United States calls for changes in many aspects of financial regulation. The impact of the legislation on the markets, and the practical implications for market participants, may not be fully known for some time.

Market Disruption Risk.    Global financial markets have recently experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States and around the world were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These events contributed to severe market volatility and caused severe liquidity strains in the credit markets. Volatile financial markets can expose the Fund to greater market and liquidity risk. Risks to a robust resumption of growth persist: a weak consumer weighed down by too much debt and increasing joblessness, the growing size of the Federal budget deficit and national debt, and the threat of inflation.

The instability in the financial markets has led governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund or Portfolio Funds invest, or the issuers of such instruments, in ways that are unforeseeable.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The long-term implications of government ownership and disposition of these assets are unclear, and may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

The aftermath of the wars in Iraq and Afghanistan and the continuing occupation of those countries, instability in the Middle East and terrorist attacks around the world have resulted in recent market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets will continue to be affected by these events and cannot predict the effects of the occupation, terrorism or similar events in the future on the U.S. economy and securities markets.

In addition, since 2010, the risks of investing in certain foreign government debt have increased dramatically as a result of the ongoing European debt crisis, which began in Greece and has begun to spread throughout various other European countries. These debt crises and the ongoing efforts of governments around the world to address these debt crises have also resulted in increased volatility and uncertainty in the global securities markets and it is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the value and risk profile of the Fund and on Portfolio Funds in which the Fund invests.

In the United States, on August 5, 2011, Standard & Poor’s Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”), lowered its long-term sovereign credit rating on the U.S. federal government debt to “AA+” from “AAA.” The downgrade by S&P could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase the costs of all kinds of debt. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region.

The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide. The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely impact the Fund’s portfolio.

Changes in Applicable Law.    The Fund’s ability to implement its investment strategies is affected by laws, which are subject to change. Future legislative, judicial or administrative action could adversely affect the ability of hedge funds to implement their investment programs.

Significant legislative developments in recent years enhance government supervision, regulation and enforcement of the private fund industry. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act and its implementing regulations, among other things, increase supervision and regulation of derivative transactions and participants in over-the-counter derivative markets, require advisers to private funds with $150 million or more in assets under management to register with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), with limited exceptions, and subject such registered advisers to heightened disclosure, record-keeping and reporting obligations.

The Dodd-Frank Act also restricts relationships between banking entities and hedge funds or private equity funds, which are defined synonymously for this purpose as any issuer that would be a registered investment company but for the exemptions provided by Section 3(c)(1) or 3(c)(7) of the Advisers Act. Banking entities, including their affiliates and subsidiaries, generally will be prohibited from acquiring or retaining ownership in, or sponsoring, covered hedge funds or private equity funds. Banking entities may still serve as investment advisers to, or managers of, hedge funds. Certain sponsorships of covered hedge funds are also allowed, provided such funds are organized and offered in connection with the provision of bona fide trust, fiduciary or investment advisory services by the banking entity, and the banking entity’s investment does not exceed 3% of the total amount or value of outstanding ownership interests of such fund, and with respect to all of its covered fund investments, 3% of the banking entity’s tier 1 capital, among other limitations. Final rules on these provisions of Dodd-Frank became effective July 21, 2012. Banking entities will have two years, until July 21, 2014, to conform their existing relationships with hedge funds, although extensions may be granted by the Federal Reserve on a case-by-case basis.

While all of the regulations called for by the Dodd-Frank Act have not yet been finalized, it seems clear that most advisers to hedge funds will be significantly affected. The ultimate impact of the Dodd-Frank Act upon hedge funds, and the Fund, is not known at this time, but could be significant.

Regulatory Risks Associated with the Fund

Limited Regulation of Portfolio Managers and Portfolio Funds.    It is not anticipated that any of the underlying Portfolio Funds will be registered under the 1940 Act or subject to any other comprehensive regulatory scheme. Portfolio Funds in which the Fund invests will not be entitled to the protections of the 1940 Act, which, among other provisions: (i) requires investment companies to have disinterested directors, (ii) requires initial shareholder approval and annual approval of the board of directors, including a majority of the disinterested directors, of advisory contracts, (iii) requires securities held in custody to at all times be individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company, (iv) creates limitations on the use of leverage, and (v) regulates the relationship between the adviser and the investment company. Investors in the Fund have no statutory right to receive information about the Portfolio Funds or the Portfolio Managers, will not be direct investors in the Portfolio Funds and will have no rights with respect to standing or recourse against the Portfolio Funds, Portfolio Managers or any of their affiliates. Some Portfolio Managers may not be registered with the SEC as investment advisers or registered with the CFTC as commodity trading advisors.

Changes in Laws or Regulations.    The regulation of the U.S. and non-U.S. securities and futures markets and investments funds such as the Fund has undergone substantial change in recent years and such change may continue. The effect of changes in law or regulatory requirements, while impossible to predict, could be substantial and adverse.

Certain Tax Risks with Respect to an Investment in the Fund

Investments Subject to Subchapter M Requirements.    The Fund intends to qualify as a RIC under Subchapter M of the Code, which will impose certain requirements on the Fund such as satisfying an asset diversification test each quarter of its taxable year and the timely distribution and reporting of income and gains.

In the event that the Fund believes that it may fail the asset diversification requirement at the end of any quarter of a taxable year, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Portfolio Funds to come into compliance with the asset diversification test. Alternatively, the Fund may try to avert such a failure by disposing of non-diversified assets. Dispositions may be difficult for the Fund, however, because the Fund may redeem its interest in a Portfolio Fund only at certain times specified by the Portfolio Fund’s governing documents. While relevant provisions of the Code afford the Fund the opportunity to cure a failure to meet the asset diversification test by disposing of non-diversified assets within six months, the constraints on the Fund’s ability to effect a redemption from a Portfolio Fund referred to above may limit utilization of this cure period.

Portfolio Funds that the Fund invests in that are organized outside the United States will generally be treated as PFICs for U.S. Federal income tax purposes. If a Portfolio Fund is classified as a PFIC for U.S. federal income tax purposes and the Fund makes an election to “mark to market” its interest in such Portfolio Fund at the end of each taxable year, the Fund will be required to recognize as ordinary income each year the excess, if any, of the fair market value of its interest in the Portfolio Fund at the end of the year over its adjusted tax basis in such interest. Alternatively, under certain circumstances the Fund may elect to treat the PFIC as a QEF, which would result in the Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. Under either election, the income or gain recognized by the Fund may not be matched by corresponding cash distributions to the Fund, and the Fund may need to borrow money or to dispose of its interests in other Portfolio Funds in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4% excise tax. There can be no assurances, however, that the Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

The Fund may also invest in Portfolio Funds organized inside the United States that are treated as partnerships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, including the Fund, will include its allocable share of the partnership’s income, gains, losses, deductions and expenses in computing its U.S. federal income tax liability. As a RIC, however, the Fund generally will not be subject to U.S. federal income tax on income and gains that it distributes to its shareholders, provided that it satisfies certain annual distribution requirements. See “Certain Tax Considerations.”

If the Fund fails to qualify as a RIC or fails to satisfy the distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders, and all distributions out of earnings and profits (including any distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. Accordingly, disqualification as a RIC could have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions. See “Certain Tax Considerations.”

Certain Distributions of the Fund’s Shares Will Be Taxable.    The Fund may distribute dividends that are payable in cash or Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allows a RIC whose stock is publicly traded on an established securities market in the United States to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as fulfilling its distribution requirements if (i) the distribution is declared on or before December 31, 2012, with respect to a taxable year ending on or before December 31, 2011, and (ii) each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which limitation must be at least 10% of the aggregate declared distribution. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard if certain requirements are satisfied. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received and non-U.S. shareholders may be subject to withholding tax on the full amount of such dividends, including the portion payable in Shares. If a shareholder sells the Shares that it receives as a dividend in order to pay income taxes, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Fund’s Shares at the time of the sale. In addition, if a significant number of the Fund’s shareholders determine to sell the Fund’s Shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of the Fund’s Shares.

Revenue Procedure 2010-12 is temporary in that it does not apply to dividends declared with respect to taxable years ending after December 31, 2011. It is uncertain whether, and no assurances can be given that, the Internal Revenue Service will extend such guidance for taxable years ending after December 31, 2011. While the Internal Revenue Service may continue its current ruling policy on cash/stock dividends, no assurances can be given that the Internal Revenue Service will not discontinue or adversely alter such ruling policy. Whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise, the Fund reserves the option to pay any future dividend in cash and Shares. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive. See “Certain Tax Considerations—Distributions.”

ELIGIBLE INVESTORS

Each prospective investor will be required to complete the Fund’s Investor Certification (“Investor Certification”), a form of which is set forth in Appendix A to this Prospectus, and satisfy the investor eligibility standards set forth therein in order to be permitted to invest in the Fund. Appendix A qualifies the following summary in its entirety.

Generally, the Investor Certification requires that each investor in the Fund certify that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the 1933 Act. An “accredited investor” includes, among others,

•

an individual with a net worth (or a joint net worth with that person’s spouse) immediately prior to the time of purchase in excess of $1 million (excluding the value of such individual’s primary residence);

•

an individual who has income in excess of $200,000 (or joint income with the investor’s spouse in excess of $300,000) in each of the two preceding years prior to the time of purchase and has a reasonable expectation of reaching the same income level in the current year;

•	an entity having total assets of at least $5 million; or

•	an entity whose beneficial owners are each “accredited investors.”

Other categories of “accredited investor” or other eligible investor standards applicable to companies and other investors are set forth in the Investor Certification. Additional requirements are set forth in the Investor Certification. Investors who meet the qualifications set forth in the Investor Certification are referred to in this Prospectus as “Eligible Investors.” Existing shareholders who purchase additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase.

LMIS or Dealers, as applicable, may impose additional eligibility requirements for investors who purchase Shares through LMIS or such Dealer and will notify a prospective investor of any such requirements. To the extent LMIS imposes additional eligibility requirements, LMIS will notify investors via a supplement (or other revision) to the Fund’s prospectus.

PURCHASES OF SHARES

The Fund intends to accept initial and additional purchases of Broker Class Shares made by Eligible Investors as of the first business day of each calendar month. Broker Class Shares will be sold at net asset value per share plus any applicable sales load and may be offered more or less frequently as determined by the Fund’s Board in its sole discretion. Any amounts received in advance of the initial or subsequent closings are placed in a non-interest bearing account with the Service Provider prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. Generally, purchases are subject to the receipt of immediately available funds three (3) business days prior to the applicable purchase date in the full amount of the purchase. The investor must also generally submit the completed Investor Certification (for initial purchases) and/or such other required documentation as required by the Fund (for both initial and subsequent purchases) at least eight (8) business days before the applicable purchase date. However, investors must confirm specific deadlines for receipt of funds and submission of the Investor Certification with their Dealer, as certain Dealers may have different deadlines than the foregoing. An investor who misses such deadlines will have the effectiveness of its investment in the Fund delayed until the following month, with such investor’s purchase amounts to be held in the account with the Service Provider until such time. The Fund reserves the right to reject, in whole or in part, any purchase of Broker Class Shares and may suspend the offering of Broker Class Shares at any time and from time to time.

The minimum initial investment in the Broker Class Shares by any investor is $25,000. The minimum additional investment by any investor generally is $10,000. The Fund, in its sole discretion, may accept investments below these minimums, including from LMPFA, the Sub-Adviser and Legg Mason, and their affiliates, including the directors, partners, members, principals, officers and employees of each of these entities, employees of LMIS and the Board of Trustees.

Investors purchasing Broker Class Shares in the Fund for the first time may be charged a sales load of up to 3.0% of the amount of the investor’s initial purchase. Subject to this limit, however, the sales loads may vary among and within Dealers.

The sales load for any one Broker Class shareholder is payable to either LMIS or a Dealer, as applicable, and is charged as a percentage of the prospective shareholder’s purchase amount. LMIS may receive a portion of any sales load paid to a Dealer. The sales load represents a payment in addition to the Broker Class shareholder’s investment. The sales load will be subtracted from the purchase amount and will not constitute an investment by the investor in the Fund. The sales load may be adjusted or waived at the discretion of LMIS or Dealers, and is expected to be waived for LMPFA, the Sub-Adviser and Legg Mason, and their affiliates, including the directors, partners, members, principals, officers and employees of each of these entities, employees of LMIS and the Board of Trustees. The sales load may also be waived in connection with sales to certain investors at the discretion of LMIS or Dealers.

Initial and any additional purchases of Broker Class Shares will be payable in cash and must be made via wire transfer of funds. Payments for each initial or subsequent additional purchase of Broker Class Shares must be made in one installment.

Existing investors who make additional purchases of Broker Class Shares will generally be charged a sales load based on such investor’s total investment in the Fund (calculated after the additional purchase) and not on the investment amount being purchased at that time.

Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase Broker Class Shares, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to their Dealer or other financial intermediary.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. Thus, when a prospective investor opens an account with LMIS or a Dealer, the investor will be asked to provide its name, address, date of birth and other information that will allow the investor to be identified. If the investor’s identity cannot be verified, restrictions may be imposed on the investor’s account or it may be liquidated (less any applicable sales/account charges and/or tax penalties).

The Fund has been granted exemptive relief from the SEC to offer shares of the Fund with different terms than those described herein. The fees and expenses of such additional classes may vary from the Broker Class Shares offered hereby and will be offered under a different prospectus.

REPURCHASES OF SHARES

No Right of Redemption

No shareholder (or other person holding Shares or a portion of a Share acquired from a shareholder) has the right to require the Fund to redeem Shares. No public market exists for the Shares, and none is expected to develop in the future. Consequently, shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Periodic Repurchases

The Fund may from time to time repurchase Shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. Tender offers will apply to repurchases of whole Shares and tenders of any fractional shares of Shares will be rounded to the nearest whole number in the discretion of the Fund.

In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with the Sub-Adviser. LMPFA, in consultation with the Sub-Adviser, expects that generally it will recommend the Board repurchase Shares from shareholders quarterly, with such repurchases based on fund valuations as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur as of the immediately preceding business day). The Fund anticipates that each such repurchase offer will generally be limited to between 5% and 25% of the net assets of the Fund, subject to modification in the absolute discretion of the Board. There is no guarantee that any such repurchase offer shall occur, and therefore a shareholder may not be able to dispose of its Shares. In determining whether to accept LMPFA’s (in consultation with the Sub-Adviser) recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

•	whether any shareholders have requested to tender Shares to the Fund;

•	the composition and liquidity of the Fund’s assets (including any fees and costs associated with withdrawing from Portfolio Funds and/or disposing of assets allocated to Portfolio Managers);

•	the investment plans and working capital and reserve requirements, if any, of the Fund;

•	the relative economies of scale of the repurchase requests with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund’s interests in underlying Portfolio Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of LMPFA, in consultation with the Sub-Adviser.

The Fund’s assets consist primarily of its interests in Portfolio Funds. Therefore, in order to finance the repurchase of Shares, the Fund may find it necessary to liquidate all or a portion of its interest in a Portfolio Fund. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Portfolio Funds in a timely manner.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to the Fund’s shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s net asset value per share (as of the last business day of the previous month) by contacting the representatives listed in the applicable tender offer notice during the period. It should be noted, however, that a shareholder will have to decide whether to participate in a repurchase offer before he or she knows the price at which the Fund will repurchase the Shares, as described below. If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each shareholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts.

Repurchases of Shares from shareholders by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind, or partly in cash and partly in-kind. The Fund does not generally expect to distribute securities in-kind except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or on shareholders, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the shareholders that the Fund cannot liquidate itself prior to making the distribution. Securities that are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with procedures adopted by the Board and will be distributed to tendering shareholders on a proportional basis. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from shareholders by the applicable repurchase offer deadline. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability to achieve its investment objective.

In light of liquidity constraints associated with the Fund’s investments in Portfolio Funds and the fact that the Fund may have to effect redemptions from Portfolio Funds in order for the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•

If the Board elects to offer to repurchase Shares of the Fund, the Fund will send each shareholder a repurchase offer that explains the terms and conditions of the repurchase. This repurchase offer will be sent to shareholders at least 20 business days before the date on which the shareholder must notify the Fund that the shareholder has elected to tender shares to the Fund (the “Notice Date”).

•

A shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which will be at least 65 days before the date as of which Shares are to be valued. Shares will be valued as of the valuation date, which is generally expected to be March 31, June 30, September 30 or December 31 (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund up to the Notice Date.

•

Promptly after the Valuation Date, the Fund will, if requested by such shareholder, give to each shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares.

•

The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times, in the case of the repurchase of all of an investor’s Shares, as is customary regarding such payments.

•	Payment in respect of the Promissory Note for a partial repurchase of an investor’s Shares will be made within 45 days of the Valuation Date.

•

The initial payment in respect of the Promissory Note (the “Initial Payment”), in the case of a full repurchase of an investor’s Shares, will be an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Initial Payment will be made within 45 days of the Valuation Date.

•

The second and final payment in respect of the Promissory Note (the “Final Payment”), in the case of a full repurchase of an investor’s Shares, for the balance (which will not be credited for interest) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. The Final Payment will be made within 90 days of the Valuation Date.

•

Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund intends to make an in-kind payment of securities only under the limited circumstance if making a cash payment would result in a material adverse effect on the Fund or on shareholders, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the shareholders that the Fund cannot liquidate itself prior to making the distributions.

The Fund will assume all fees and expenses related to a repurchase of Shares.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC, and the Fund’s repurchase procedures are intended to comply with such requirements. However, if the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board, in its sole discretion, deems appropriate.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash or (2) liquid securities, in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Note issued to shareholders tendering Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings in Portfolio Funds earlier than the Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Sub-Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize such potential losses and expenses resulting from the repurchase of Shares.

The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A shareholder tendering for repurchase only a portion of the shareholder’s Shares will be required to maintain a minimum account balance of $25,000 in the Fund after giving effect to the repurchase. The minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a shareholder so that the required minimum account balance is maintained, or to accommodate operational limitations of a Dealer.

Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to tender Shares for repurchase, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the Dealer or other financial intermediary.

In the event that LMPFA, the Sub-Adviser or any of their affiliates hold Shares in the capacity of a shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other shareholders.

Mandatory Redemption

The Fund may repurchase Shares of a shareholder without consent or other action by the shareholder or other person if the Fund determines that:

•

the Shares have been transferred in violation of the Fund’s Declaration of Trust or By-laws, or has vested in any person other than by operation of law as a result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder;

•

ownership of the Shares by a shareholder or other person is likely to cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•

continued ownership of Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, LMPFA, or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

with respect to a shareholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares.

Shareholders whose Shares are redeemed by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the shareholder’s purchase of such Shares.

TRANSFERS OF SHARES

There is no public market for the Funds’ Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is thus suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

Except as otherwise described below, no person may become a substituted shareholder without the written consent of the Fund, which consent may be withheld for any reason or no reason in its sole discretion. Shares held by a shareholder may be transferred only:

•	by operation of law in connection with the death, bankruptcy or incompetence of any shareholder; or

•

under certain limited circumstances, with the consent of the Fund, which may be withheld in the sole discretion of the Fund’s Board and is expected to be granted, if at all, only under extenuating circumstances.

Notice to the Fund of any proposed transfer of Shares must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) is an Eligible Investor. See “Eligible Investors.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed Investor Certification in respect of the proposed transferee. The Fund generally will not consent to a transfer of Shares by a shareholder (i) unless such transfer is to a single transferee, or (ii) after the transfer of Shares, the balance of the account of each of the transferee and transferor is at least $25,000. A shareholder transferring Shares may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund or LMPFA in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

The Fund reserves the right to revise the transfer restrictions on its Shares at any time.

In purchasing Shares, a shareholder agrees to indemnify and hold harmless the Fund, its Board of Trustees, LMPFA, the Sub-Adviser, each other shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that shareholder in violation of the Declaration of Trust, By-laws or policies adopted by the Board, or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

TRUSTEES AND OFFICERS

Board of Trustees

The overall management of the business and affairs of the Fund is vested in the Board of Trustees. Each member of the Board of Trustees shall hold office until the next meeting of shareholders called for the purpose of considering the election of Trustees.

The Trustees of the Fund, their ages, their principal occupations during the past five years (their titles may have varied during that period), the number of investment companies or portfolios in the Fund Complex that each Trustee oversees, and the other board memberships held by each Trustee is set forth below.

Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
INTERESTED TRUSTEE*
R. Jay Gerken, CFA Legg Mason & Co., LLC (“Legg Mason & Co.”) 620 Eighth Avenue, 49th Floor New York, NY 10018 Birth Year: 1951	Chairman, CEO, President and Trustee	Since Inception	Managing Director, Legg Mason & Co., LLC; Chairman, President and Chief Executive Officer of LMPFA; Chairman of the Board and Trustee/Director of 154 funds associated with LMPFA and its affiliates; President, LMPFA (since 2006); Chairman, President and Chief Executive Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates.	154	None
NON-INTERESTED TRUSTEES:
Carol L. Colman c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1946	Trustee and Member of Audit and Nominating Committees	Since November 2011	President, Colman Consulting Co.	28	None

Daniel P. Cronin c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1946	Trustee and Member of Audit and Nominating Committees	Since November 2011	Retired; formerly, Associate General Counsel, Pfizer, Inc.	28	None

Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Paolo M. Cucchi c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1941	Trustee and Member of Audit and Nominating Committees	Since November 2011	Professor of Italian & French languages, Drew University; formerly Vice President and Dean of College of Liberal Arts at Drew University (1984-2009)	28	None

Leslie H. Gelb c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1937	Trustee and Member of Audit and Nominating Committees	Since November 2011	President Emeritus and Senior Board Fellow, The Council on Foreign Relations; formerly, Columnist, Deputy Editorial Page Editor and Editor, Op-Ed Page, The New York Times	28	Director of two registered investment companies advised by Aberdeen Asset Management Asia Limited (since 1994)

William R. Hutchinson c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1942	Trustee and Member of Audit and Nominating Committees	Since November 2011	President, W.R. Hutchinson & Associates Inc. (oil industry consulting)	28	Director of Associated Banc-Corp.

Dr. Riordan Roett c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1938	Trustee and Member of Audit and Nominating Committees	Since November 2011	The Sarita and Don Johnston Professor of Political Science and Director of Western Hemisphere Studies, Paul H. Nitze School of Advanced International Studies, The Johns Hopkins University (since 1973)	28	None

Jeswald W. Salacuse c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1938	Trustee and Member of Audit and Nominating Committees	Since November 2011	Henry J. Braker Professor of Commercial Law and formerly Dean, The Fletcher School of Law & Diplomacy, Tufts University (since 1986); President, Arbitration Tribunal, World Bank/CSID (since 2004)	28	Director of two registered investment companies advised by Aberdeen Asset Management Asia Limited (since 1994)

*	Mr. Gerken is an “interested person” as defined in the 1940 Act because he is an officer of LMPFA and certain of its affiliates.
(1)	Each trustee shall serve until the next shareholder meeting called for the purpose of considering the election of Trustees.

(2)	The term “Fund Complex” means two or more registered investment companies that:
(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or
(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The Trustees were selected to join the Board based upon the following as to each Board Member: his or her character and integrity; such person’s service as a board member of other funds in the Legg Mason fund complex; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Trustee other than Mr. Gerken, his or her status as not being an “interested person” as defined in the 1940 Act; and, as to Mr. Gerken, his role with Legg Mason. No factor, by itself, was controlling.

In addition to the information provided in the table included above, each Trustee possesses the following attributes: Ms. Colman, experience as a consultant and investment professional; Mr. Cronin, legal and managerial experience; Mr. Cucchi, experience as a college professor and leadership experience as an academic dean; Mr. Gelb, academic and world affairs and foreign relations experience and service as a board member of other registered investment companies; Mr. Hutchinson, experience in accounting and working with auditors, consulting, business and finance and service as a board member of another financial services company; Dr. Roett, expertise in Latin and South American societies and economies and academic leadership experience; Mr. Salacuse, academic leadership and managerial experience, world affairs and foreign relations experience and service as a board member of other registered investment companies; and Mr. Gerken, possesses the following attributes: investment management experience as an executive and portfolio manager and leadership roles within Legg Mason and affiliated entities.

Responsibilities of the Board of Trustees

The Board of Trustees is responsible under applicable state law for directing the management of the business and affairs of the Fund. The Trustees oversee the Fund’s operations by, among other things, meeting at its regularly scheduled meetings and as otherwise needed with the Fund’s management and evaluating the performance of the Fund’s service providers including LMPFA, the Sub-Adviser, the custodian and the transfer agent. As part of this process, the Trustees consult with the Fund’s independent auditors and with their own separate independent counsel.

The Trustees review the Fund’s financial statements and performance, as well as the quality of the services being provided to the Fund. As part of this process, the Trustees review the Fund’s fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that the Fund continues to have access to high quality services in the future.

The Board of Trustees has four regularly scheduled meetings each year, and additional meetings may be scheduled as needed. In addition, the Board has a standing Audit Committee and Corporate Governance and Nominating Committee (the “Nominating Committee”) that meet periodically and whose responsibilities are described below.

The Board of Trustees has held four meetings since the Fund was organized. Each Trustee expects to attend at least 75% of the aggregate number of meetings of the Board and the committees for which he or she was eligible. The Fund does not have a formal policy regarding attendance by Trustees at meetings of shareholders.

The standing committees of the Board are the Audit Committee, the Nominating Committee and the Pricing Committee.

Each of the Audit Committee and the Nominating Committee is composed of all Trustees who have been determined not to be “interested persons” of the Fund, LMPFA, the Sub-Adviser or their affiliates within the meaning of the 1940 Act (“Independent Trustees”), and is chaired by an Independent Trustee. The Board in its discretion from time to time may establish ad hoc committees.

The Board of Trustees is currently comprised of eight directors, seven of whom are Independent Trustees. R. Jay Gerken serves as Chairman of the Board. Mr. Gerken is an “interested person” of the Fund. The appointment of Mr. Gerken as Chairman reflects the Board’s belief that his experience, familiarity with the

Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations provides the Board with insight into the Fund’s business and activities and, with his access to appropriate administrative support, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. Mr. Salacuse serves as Lead Independent Trustee. The Chairman develops agendas for Board meetings in consultation with the Lead Independent Trustee and presides at all meetings of the Board. The Lead Independent Trustee, among other things, chairs executive sessions of the Independent Trustees, serves as a spokesperson for the Independent Trustees and serves as a liaison between the Independent Trustees and the Fund’s management between Board meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Trustees (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Trustees from management, including the Sub-Adviser, but also enhances the independent and orderly exercise of its responsibilities.

Audit Committee

The Fund’s Audit Committee is composed entirely of all of the Independent Trustees. The members of the Audit Committee are Ms. Colman and Messrs. Cronin, Cucchi, Gelb, Hutchinson, Roett and Salacuse. Mr. Hutchinson serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Board Members (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm. The Audit Committee has held three meetings since the Fund was organized. The Fund’s Board of Trustees adopted an Audit Committee Charter at its organizational meeting.

Nominating Committee

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Trustees of the Fund, is composed of all of the Independent Trustees. Mr. Cronin serves as the Chair of the Nominating Committee. The Nominating Committee may consider nominees recommended by the shareholder as it deems appropriate. Shareholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Trustees. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders. Because the Fund recently commenced operations, the Nominating Committee has not held any meetings as of the date hereof. The Fund’s Board of Trustees adopted a Nominating Committee Charter at its organizational meeting.

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee does not have specific, minimum qualifications for nominees and has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Trustees to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Trustee of the Fund, the Nominee Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Trustee of the Fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Trustee of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Trustee of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential trustee nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

Pricing Committee

The members of the Pricing Committee are any one “interested” and any one “disinterested” trustee of the Fund. The members of the Pricing Committee are R. Jay Gerken and any of the non-interested trustees listed above. The Pricing Committee is responsible for determining certain matters related to the offering of Shares by the Fund.

Risk Oversight

The Board’s role in risk oversight of the Fund reflects its responsibility under applicable state law to oversee generally, rather than to manage, the business and affairs of the Fund. In line with this oversight responsibility, the Board receives reports and makes inquiry at its regular meetings and as needed regarding the nature and extent of significant Fund risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on the business operations, investment performance or reputation of the Fund, but relies upon the Fund’s management (including the Fund’s portfolio managers) and Chief Compliance Officer, who reports directly to the Board, and LMPFA to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from Fund management and LMPFA regarding the Fund’s investment program and activities, the Board as part of its risk oversight efforts meets at its regular meetings and as needed with the Fund’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding the policies, procedures and controls of the Fund. The Board may be assisted in performing aspects of its role in risk oversight by the Audit Committee and such other standing or special committees as may be established from time to time by the Board. For example, the Audit Committee of the Board regularly meets with the Fund’s independent public accounting firm to review, among other things, reports on the Fund’s internal controls for financial reporting.

The Board believes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations.

Security Ownership of Management

The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustees within the same family of investment companies as of March 31, 2012. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies(1)
Non-Interested Trustees:
Carol L. Colman	None	Over $100,000
Daniel P. Cronin	None	Over $100,000
Paolo M. Cucchi	None	$10,001-$50,000
Leslie H. Gelb	None	None
William R. Hutchinson	None	Over $100,000
Dr. Riordan Roett	None	$10,001-$50,000
Jeswald W. Salacuse	None	$50,001-$100,000
Interested Trustee:
R. Jay Gerken	None	Over $100,000

(1)	The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.

None of the disinterested Trustees nor their family members owned beneficially or of record securities issued by LMPFA or the Sub-Adviser or any person directly or indirectly controlling, controlled by, or under common control with LMPFA or the Sub-Adviser as of March 31, 2012.

The members of the Board who are not “interested persons,” as defined in the 1940 Act, receive an annual fee, a fee for each meeting of the Fund’s Board and committee meetings attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. The Trustees who are “interested persons,” as defined in the 1940 Act, and the Fund’s officers do not receive compensation from the Fund or any other fund in the Fund Complex of which the Fund is a part that is a U.S. registered investment company, but are reimbursed for all out-of-pocket expenses relating to attendance at such meetings.

Trustee Compensation

The following table sets forth estimated compensation to be paid by the Fund projected during the Fund’s first full year after commencement of operations.

Director	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Trustees
Non-Interested Trustees:
Carol L. Colman	$4,300	$223,500
Daniel P. Cronin	4,300	223,500
Paolo M. Cucchi	4,300	214,500
Leslie H. Gelb	4,300	214,500
William R. Hutchinson	4,300	243,500
Dr. Riordan Roett	4,300	213,500
Jeswald W. Salacuse	4,300	242,500
Interested Trustee:
R. Jay Gerken	$0	$0

Independent trustees receive $100,000 per annum plus (a) a fee of $20,000 for attendance at each meeting of the Board of Trustees in person and (b) a fee of $1,000 for each telephonic meeting of the Board of Trustees. In addition to the payments described above, the independent Chairman of the Board of Trustees receives $25,000 and the chairperson of the Audit Committee receives $20,000. The annual compensation, fees and expenses are allocated among all the funds in the fund complex, including the Fund, on the basis of average net assets.

Officers of the Fund

The Fund’s executive officers are chosen each year at a regular meeting of the Board to hold office until their respective successors are duly elected and qualified. In addition to Mr. Gerken, the Fund’s Chairman, CEO and President, the executive officers of the Fund currently are:

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Richard Sennett Legg Mason & Co. 100 International Drive Baltimore, MD 21202 Birth Year: 1970	Principal Financial Officer	Since Inception	Principal Financial Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); Managing Director of Legg Mason & Co. and Senior Manager of the Treasury Policy group for Legg Mason & Co.’s Global Fiduciary Platform (since 2011); formerly, Chief Accountant within the SEC’s Division of Investment Management (2007 to 2011); formerly, Assistant Chief Accountant within the SEC’s Division of Investment Management (2002 to 2007).

Robert I. Frenkel Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth Year: 1954	Secretary and Chief Legal Officer	Since Inception	Managing Director and General Counsel of Global Mutual Funds for Legg Mason & Co. and its predecessor (since 1994); Secretary and Chief Legal Officer of certain mutual funds associated with Legg Mason (since 2003); formerly, Secretary of Citi Fund Management (from 2001 to 2004).

Ted P. Becker Legg Mason & Co. 620 Eighth Avenue New York, NY 10018 Birth Year: 1951	Chief Compliance Officer	Since Inception	Director of Global Compliance at Legg Mason & Co. (since 2006); Managing Director of Compliance at Legg Mason & Co. (since 2005); Chief Compliance Officer with certain mutual funds associated with Legg Mason (since 2006); Managing Director of Compliance at Legg Mason & Co. or its predecessors (2002-2005); prior to 2002, Managing Director—Internal Audit & Risk Review at Citigroup Inc.

Steven Frank Legg Mason & Co. 55 Water Street New York, NY 10041 Birth year: 1967	Treasurer	Since Inception	Vice President of Legg Mason (since 2002); Controller of certain funds associated with Legg Mason or its predecessors (since 2005); formerly, Assistant Controller of certain mutual funds associated with Legg Mason predecessors (from 2001 to 2005).

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Jeanne M. Kelly Legg Mason & Co. 620 Eighth Avenue New York, NY 10018 Birth year: 1951	Senior Vice President	Since Inception	Senior Vice President of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2007); Senior Vice President of LMPFA (since 2006); Managing Director of Legg Mason & Co. (since 2005) and Legg Mason & Co. predecessors (prior to 2005).

Thomas C. Mandia Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth year: 1962	Assistant Secretary	Since Inception	Managing Director and Deputy General Counsel of Legg Mason & Co. (since 2005); Managing Director and Deputy General Counsel for Citigroup Asset Management (from 1992 to 2005); Assistant Secretary of certain mutual funds associated with Legg Mason.

Vanessa A. Williams Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth year: 1979	Identity Theft Prevention Officer	Since Inception	Identity Theft Prevention Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); Chief Anti-Money Laundering Compliance Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); formerly, Assistant Vice President and Senior Compliance Officer of Legg Mason & Co. or its predecessor (2008 to 2011); formerly, Compliance Analyst of Legg Mason & Co. or its predecessor (2004 to 2008).

MANAGEMENT OF THE FUND

The Manager

Legg Mason Partners Fund Advisor, LLC (“LMPFA”), a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser with offices at 620 Eighth Avenue, New York, New York 10018 and will provide administrative and management services to the Fund. As of September 30, 2012, LMPFA’s total assets under management were approximately $185.8 billion. Legg Mason is a global asset management firm. As of September 30, 2012, Legg Mason’s asset management operation had aggregate assets under management of approximately $650.7 billion. LMPFA has no prior experience managing a registered fund of hedge funds. LMPFA receives an annual fee, payable monthly, in an amount equal to 1.10% of the Fund’s average monthly managed assets. The Fund’s management fees and other expenses are borne by the shareholders.

The Sub-Adviser

Permal Asset Management Inc., a corporation formed under the laws of the State of Delaware, is the investment sub-adviser of the Fund. The Sub-Adviser, with offices at 900 Third Avenue, New York, NY 10022, is registered with the SEC as an investment adviser under the Advisers Act. Subject to the oversight of LMPFA and the Board of Trustees, the Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets.

The Sub-Adviser is a member of the Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. Permal Group Ltd. is a subsidiary of Legg Mason. The Permal Group is one of the largest fund-of-funds investment firms in the world with approximately $19.1 billion in assets under management at September 30, 2012. The Sub-Adviser had approximately $16.8 billion in assets under management at September 30, 2012.

The Sub-Adviser currently manages one U.S. registered open-end fund of funds. The Sub-Adviser has 39 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

LMPFA, and not the Fund, will pay an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser for the investment advisory and day-to-day portfolio management services it provides to the Fund.

The following individuals at the Sub-Adviser have primary responsibility for the day-to-day management of the Fund’s portfolio:

Javier F. Dyer, Deputy Chief Investment Officer and Portfolio Manager, Permal Asset Management Inc.

Javier F. Dyer is Deputy Chief Investment Officer and the lead Portfolio Manager for Permal Fixed Income Holdings N.V. and co-portfolio manager for Permal Investment Partners, LP and Permal Multi-Manager-Funds (Lux) Advantage Multi-Strategy Fund. In addition, his responsibilities include quantitative and qualitative due diligence on prospective hedge fund managers, especially those who manage fixed income and credit related strategies. He has been with The Permal Group since 2003. From 1999 to 2001, Mr. Dyer was a credit analyst for Atlantic Security Bank (now known as Credicorp Securities Inc.) in Miami where he supervised $300 million in emerging markets and high yield debt securities. Prior to that time, Mr. Dyer was a credit analyst at Banco de Credito del Peru in Lima, Peru. Mr. Dyer holds an M.B.A. in Finance from The Wharton School of the University of Pennsylvania (2003). He also holds a B.S. in Business Administration with a major in finance from Universidad de Lima, Peru (1996).

Alexander Pillersdorf, Senior Financial Analyst and Co-Portfolio Manager, Permal Asset Management Inc.

Alexander Pillersdorf is a Senior Financial Analyst and Co-Portfolio Manager of Permal Fixed Income Holdings N.V, Permal Emerging Markets Holdings N.V., Legg Mason Permal Tactical Allocation Fund, Legg Mason Permal Global Absolute Fund and Permal Silk Road Fund Ltd. He joined The Permal Group in 2005 as a Financial Analyst. Prior to Permal, Mr. Pillersdorf was a Financial Analyst at Houlihan Lokey Howard & Zukin.

Mr. Pillersdorf graduated with distinction from the Goizueta Business School at Emory University with a B.B.A in Finance and Accounting (2003) and holds an M.B.A. from The Wharton School of the University of Pennsylvania (2010).

The Sub-Adviser’s Investment Committee (the “Investment Committee”) is also involved in advising with respect to the top-down allocation of investments of the Fund. Its members are listed below:

Isaac R. Souede, Chairman, Chief Executive Officer and Chief Investment Strategist, Permal Group.

Mr. Souede is Chairman, Chief Executive Officer and Chief Investment Strategist of Permal Group. He is also Director of Permal Group Inc., a role he has held since 1987. Mr. Souede became the Chairman, Chief Executive Officer and Director of Permal Asset Management Inc. in April 2003, and Director of Permal Group Ltd. in July 2005. Mr. Souede serves as a director of the Steinhardt Fund as well as other funds within the Permal Family of Funds. Mr. Souede holds an M.B.A. from the University of Michigan and was a licensed Certified Public Accountant in the State of New York.

James R. Hodge, President and Chairman of the Investment Committee, Permal Asset Management Inc.

Mr. Hodge is President of Permal Asset Management Inc. and Chairman of the Permal Investment Committee, and is responsible for asset allocation as well as performance monitoring and research and analysis of fund managers. Prior to joining the Permal Group, Mr. Hodge held a number of positions culminating in Director of Cost Accounting during four years of employment with the New York Stock Exchange. He was also the Controller of Biolectron, Inc., a privately held medical products company, for four years. Mr. Hodge has an M.B.A. from Harvard Business School, a B.S. with highest distinction from Indiana University and is a Certified Public Accountant in the state of New Jersey.

Robert Kaplan, Chief Investment Officer and Executive Vice President, Permal Asset Management Inc.

Mr. Kaplan is currently an Executive Vice President and Chief Investment Officer, responsible for ongoing asset allocation, performance monitoring and research and is a member of the Permal Investment Committee. Mr. Kaplan joined the Permal Group in 1996, focusing on the discovery and identification of independent, investment managers including the analysis of their styles and strategies. Prior to joining the Permal Group, Mr. Kaplan was an audit manager at Ernst & Young in their financial services division. Mr. Kaplan has an M.B.A. with honors from Columbia University in New York and a B.S. in accounting from the State University of New York at Albany. Mr. Kaplan was a licensed Certified Public Accountant in the state of New York.

Judy Tchou, Executive Vice President, Permal Asset Management Inc.

Ms. Tchou joined the Permal Group in 1991. Her responsibilities include interviewing potential and existing money managers and analyzing and monitoring performance of existing fund managers, including performing ongoing due diligence. Additionally, Ms. Tchou monitors fund cash flows and oversees the execution of investment transactions. Ms. Tchou has a B.S. in Finance from New York University.

Investment Management Agreement and Sub-Advisory Agreement

The Management Agreement between LMPFA and the Fund (the “Management Agreement”) provides that LMPFA will manage the operations of the Fund, subject to the supervision, direction and approval of the Board and the objectives and the policies stated in this Prospectus.

Pursuant to the sub-advisory agreement (the “Sub-Advisory Agreement”) between LMPFA and the Sub-Adviser, the Sub-Adviser serves as a sub-adviser to the Fund. In this capacity, subject to the supervision of LMPFA and the Board, the Sub-Adviser provides the day-to-day portfolio management with respect to the Fund’s assets.

Pursuant to the Management Agreement and the Sub-Advisory Agreement, LMPFA and the Sub-Adviser, as applicable, manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly. LMPFA or the Sub-Adviser, as applicable, also provide the office space, facilities, equipment and personnel necessary to perform the following services for the Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund operations, including coordination of functions of the transfer agent, custodian, accountants, counsel and other parties performing services or operational functions for the Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.

Investment decisions for the Fund are made independently from those of other funds or accounts managed by LMPFA or the Sub-Adviser. Such other funds or accounts may also invest in the same securities as the Fund. If those funds or accounts are prepared to invest in, or desire to dispose of, the same security at the same time as the Fund, however, transactions in such securities will be made, insofar as feasible, for the respective funds and accounts in a manner deemed equitable to all. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. In addition, because of different investment objectives, a particular security may be purchased for one or more funds or accounts when one or more funds or accounts are selling the same security.

The Management Agreement and the Sub-Advisory Agreement each have an initial term of two years and continue in effect from year to year thereafter if such continuance is specifically approved at least annually by the Board or by a majority of the outstanding voting securities of the Fund, and in either event, by a majority of the Independent Trustees of the Fund’s Board with such Independent Trustees casting votes in person at a meeting called for such purpose. The Board of the Fund or the holders of a majority of the Fund’s shares may terminate the Management Agreement or the Sub-Advisory Agreement on sixty days’ written notice without penalty and LMPFA and the Sub-Adviser, as applicable, may terminate any of such agreements to which they are party on ninety days’ written notice without penalty. The Management Agreement and the Sub-Advisory Agreement, as applicable, will terminate automatically in the event of assignment (as defined in the 1940 Act).

Under the terms of the Management Agreement and the Sub-Advisory Agreement, LMPFA or the Sub-Adviser, as applicable, shall not be liable for losses or damages incurred by the Fund, unless such losses or damages are attributable to the willful misfeasance, bad faith or gross negligence on the part of LMPFA or the Sub-Adviser or, as applicable, or from reckless disregard by them of their obligations and duties under the relevant agreement.

The basis for the Board’s initial approval of the Fund’s Management Agreement and Sub-Advisory Agreement was provided in the Fund’s initial shareholder report for the fiscal period ended March 31, 2012. The basis for subsequent continuations of the Fund’s Management Agreement and Sub-Advisory Agreement will be provided in annual or semi-annual reports to shareholders for the periods during which such continuations occur.

In consideration of the Advisory and other services provided by LMPFA to the Fund pursuant to the Management Agreement, the Fund will pay LMPFA a Management Fee, accrued and payable monthly in arrears, equal to 1.10% on an annualized basis of the Fund’s average monthly managed assets. In the case of a partial month, the Management Fee is based on the number of days during the month in which LMPFA invested Fund assets.

LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses attributable to Broker Class Shares will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses attributable to Broker Class Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses attributable to Broker Class Shares exceeding the limit described above. These arrangements will continue until December 31, 2013. Any modification or termination of these arrangements prior to December 31, 2013 will require approval of the Board of Trustees.

In addition to amounts payable under the Investment Management Agreement, the Shareholder Services Fee and the Distribution Fee, the Fund is responsible for its own expenses, including, among other things: fees and expenses (including incentive or performance allocations and fees) attributable to Portfolio Funds and other investments and any losses in connection therewith; brokerage; interest expense; taxes; governmental fees; voluntary assessments and other expenses incurred in connection with membership in investment company organizations; organization costs of the Fund; fees and expenses of custodians, transfer agents, registrars, independent pricing vendors or other agents; legal expenses; loan commitment fees; expenses relating to the issuance and repurchase of the Fund’s shares and servicing shareholder accounts; expenses of registering and/or qualifying the Fund’s shares for sale under applicable federal and state law; expenses of preparing, setting in print, printing and distributing prospectuses and any statements of additional information and any supplements thereto, reports, proxy statements, notices and distributions to the Fund’s shareholders; costs of stationery; website costs; costs of meetings of the Board or any committee thereof, meetings of shareholders and other meetings of the Fund; Board fees; audit fees; travel expenses of officers, Trustees and employees of the Fund, if any; the Fund’s pro rata portion of premiums on any fidelity bond and other insurance covering the Fund and its officers, Trustees and employees; litigation expenses and any non-recurring or extraordinary expenses as may arise, including, without limitation, those relating to actions, suits or proceedings to which the Fund is a party and any legal obligation which the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.

The expense caps and waived and/or reimbursed fees do not cover: (a) fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds; (b) interest expense; (c) any expenses or charges related to litigation, derivative actions, demand related to litigation, regulatory or other government investigations and proceedings, “for cause” regulatory inspections and indemnification or advancement of related expenses or costs, to the extent any such expenses are considered extraordinary expenses as determined under generally accepted accounting principles; (d) transaction costs (such as brokerage commissions and dealer and underwriter spreads) and taxes; and (e) other extraordinary expenses as determined under generally accepted accounting principles. Without limiting the foregoing, extraordinary expenses are generally those that are unusual or expected to recur only infrequently, and may include such expenses, by way of illustration, as (i) expenses of the reorganization, restructuring, redomiciling or merger of the Fund or a class or the acquisition of all or substantially all of the assets of another fund or; (ii) expenses of holding, and soliciting proxies for, a meeting of shareholders of the Fund (except to the extent relating to routine items such as the election of Trustees or the approval of the independent registered public accounting firm); and (iii) expenses of converting to a new custodian, transfer agent or other service provider, in each case to the extent any such expenses are considered extraordinary expenses.

For their services, LMPFA pays an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser. No Advisory fee will be paid by the Fund directly to the Sub-Adviser.

Compensation

All Sub-Adviser portfolio managers are paid a base salary, with an opportunity to earn a bonus, which varies depending on job level and is set at the sole discretion of the Sub-Adviser’s compensation committee. No Sub-Adviser portfolio managers are compensated on the basis of assets raised. Wage and salary increases are based on merit and business conditions. Length of service and cost of living may also be considered. The Sub-Adviser conducts compensation reviews periodically, often following a performance review.

The Sub-Adviser also encourages ongoing education and provides time and monetary support for employees taking additional classes related to their job functions to improve their skills and knowledge base. In addition, the Sub-Adviser provides employees with a 401(k) plan, and has a matching contribution program in connection with the 401(k) plan.

Other Accounts Managed by the Sub-Adviser

Certain portfolio managers of the Sub-Adviser who are primarily responsible for the day-to-day management of certain portions of the Fund’s assets also manage registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following tables identify, as of March 31, 2012: (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by these portfolio managers and the total assets of such companies, vehicles and accounts; and (ii) the number and total assets of such companies, vehicles and accounts with respect to which the advisory fee is based on performance.

The table below includes only those portfolio managers of the Sub-Adviser and members of the Investment Committee who are primarily involved in the portfolio management of the Fund’s assets:

Name of Portfolio Manager	Type of Accounts	Total # of Accounts Managed	Total Assets (billions)	# of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance (billions)
Javier F. Dyer	Registered Investment Companies:	1	$0.2	None	None
	Other Pooled Investment Vehicles:	4	$5.1	3	$4.8
	Other Accounts:	1	$0.4	1	$0.4

Alexander Pillersdorf	Registered Investment Companies:	2	$0.1	None	None
	Other Pooled Investment Vehicles:	5	$4.9	4	$4.9
	Other Accounts:	3	$0.4	None	None

Isaac R. Souede	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	None	None	None	None
	Other Accounts:	None	None	None	None

James R. Hodge	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	3	$2.3	1	$0.4
	Other Accounts:	None	None	None	None

Robert Kaplan	Registered Investment Companies:	None	None		None
	Other Pooled Investment Vehicles:	12	$3.3	7	$0.9
	Other Accounts:	7	$1.1	3	$0.5

Judy Tchou	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	3	$0.57	2	$0.49
	Other Accounts:	3	$0.2	2	$0.12

Securities Ownership of Sub-Adviser Portfolio Managers

The table below identifies the dollar range of securities beneficially owned by each portfolio managers as of March 31, 2012.

Name of Portfolio Manager or Team Member	Dollar ($) Range of Fund Shares Beneficially Owned
Javier F. Dyer	None
Alexander Pillersdorf	None
James Hodge	None
Robert Kaplan	None
Isaac R. Souede	$100,001 - $500,000
Judy Tchou	None

DISTRIBUTOR AND DEALERS

The Fund has entered into a distribution agreement with LMIS, an affiliate of LMPFA and the Sub-Adviser, to serve as distributor for the Broker Class Shares. Under the Broker Class Distribution Agreement, LMIS’ responsibilities include, but are not limited to, selling Broker Class Shares of the Fund upon the terms set forth in this Prospectus and making arrangements for the collection of purchase monies or the payment of purchase proceeds. In consideration for its services, LMIS will generally be entitled to receive a sales load from each investor purchasing Broker Class Shares. In the Broker Class Distribution Agreement between the Fund and LMIS, the Fund has agreed to indemnify LMIS against certain liabilities, including liabilities arising under the 1933 Act. LMIS will not act as a market maker with respect to the Broker Class Shares.

LMIS may engage one or more Dealers to assist in the distribution of the Fund’s Broker Class Shares. LMPFA, the Sub-Adviser or their affiliates may pay a fee out of their own resources to Dealers for distribution of Broker Class Shares and account services. Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. These fees are in addition to the sales load. Such a fee is not a sales load imposed by the Fund or LMIS, and will be in addition to any fees charged or paid by the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase Broker Class Shares or tender Broker Class Shares for repurchase, or otherwise transact business with the Fund. Shareholders should direct any questions regarding fees, terms and conditions applicable to their accounts, or relevant operational limitations to the Dealer or other financial intermediary.

Investments in the Fund’s Broker Class Shares are subject to a maximum sales load not to exceed 3.0% of the amount invested.

Legg Mason, a Maryland corporation and the indirect parent of LMPFA and the Sub-Adviser, currently owns a majority of the Fund’s outstanding Shares and expects to purchase additional Shares in the offering. As a result, Legg Mason may be deemed to control the Fund until it owns less than 25% of the outstanding Shares. Upon completion of the offering described in this prospectus it is not anticipated that Legg Mason will remain a controlling shareholder of the Fund. The principal business address of Legg Mason is 100 International Drive, Baltimore, Maryland.

SHAREHOLDER SERVICES AND DISTRIBUTION

Shareholder Services and Distribution Agent

LMIS serves as Shareholder Services and Distribution Agent of the Fund and has responsibility for such investor and distribution services and Fund administrative assistance as may include, but shall not be limited to, assisting in establishing and maintaining accounts and records relating to shareholders that invest in Broker Class Shares; processing repurchase, dividend, and distribution payments on behalf of shareholders; in connection with shareholders subscriptions for initial and subsequent investments in the Fund, arranging for bank wires following notification to a Fund; responding to shareholder inquiries relating to the services performed by the Fund; responding to routine inquiries from shareholders concerning their investments in Broker Class Shares; assisting shareholders in changing account designations and addresses; assisting shareholders in processing of repurchase requests; and providing such other similar services as the Fund may reasonably request.

Pursuant to the terms of the Shareholder Plan, the Fund pays LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets attributable to Broker Class Shares, for shareholder services provided by LMIS to Broker Class shareholders (the “Shareholder Services Fee”) and an annual fee, payable monthly, of 0.55% of average monthly net assets attributable to Broker Class Shares, for distribution services for Broker Class Shares (the “Distribution Fee”) provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Broker Class Shares sold by LMIS.

LMIS may waive and/or reimburse all or a portion of the Shareholder Services Fee and the Distribution Fee, but there can be no assurance that it will do so.

The services of LMIS and Dealers differ from that offered by the Sub-Adviser and the Service Provider. The Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets. The Service Provider provides accounting, transfer agency and investor-related services to the Fund, and also assists the Fund with its operational needs. LMIS and Dealers provide both distribution services (i.e., selling Broker Class Shares of the Fund) and investor servicing (i.e., direct personal assistance to Broker Class shareholders).

SERVICES

Service Provider

The Bank of New York Mellon serves as the Service Provider of the Fund and has the responsibility for providing record-keeping, accounting, financial and related reporting, investor-related and anti-money laundering services and for assisting the Fund with its operational needs, pursuant to a services agreement (the “Services Agreement”). Under the Services Agreement, the Service Provider is responsible for, among other things: (1) maintaining a list of shareholders and generally performing all actions related to the issuance and repurchase of Shares, if any; (2) providing the Fund with certain record-keeping, clerical and bookkeeping services; (3) computing the NAV of the Fund; (4) preparing, or overseeing the preparation of, monthly, quarterly, semi-annual and annual financial statements of the Fund, quarterly reports of the operations of the Fund and maintaining information to facilitate the preparation of annual tax returns; (5) supervising regulatory compliance matters and preparing certain regulatory filings; and (6) performing additional services, as agreed upon, in connection with the operations of the Fund. Subject to approval of the Board, the Service Provider may from time to time delegate its responsibilities under the Services Agreement to one or more parties selected by the Service Provider.

In consideration of the services provided by the Service Provider to the Fund, the Fund pays the Service Provider a monthly fee, which is not expected to exceed 0.075% (annually) of the Fund’s average net assets. The Fund also pays the Service Provider certain fixed fees for tax preparation and other services (collectively with the asset based fee, the “Service Provider Fee”). The Service Provider Fee is paid out of and reduces the Fund’s net assets.

PORTFOLIO TRANSACTIONS

The Fund

The Fund anticipates that it will execute many of its transactions directly with the Portfolio Funds and that such transactions ordinarily will not be subject to brokerage commissions. In some instances, however, the Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Portfolio Funds or parties acting on behalf of, or at the direction of, Portfolio Funds. The Fund will typically have no obligation to deal with any broker or group of brokers in executing transactions.

The Fund will bear any commissions or spreads in connection with its portfolio transactions. In selecting brokers and dealers to effect transactions on behalf of the Fund and the Sub-Adviser will seek to obtain the best price and execution for the transaction, taking into account factors such as price, size of order, difficulty of execution and the operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. While the Sub-Adviser generally will seek reasonably competitive commission rates, the Fund will not necessarily be paying the lowest commission available on each transaction. In executing portfolio transactions and selecting brokers or dealers, the Sub-Adviser will seek to obtain the best overall terms available for the Fund. The Sub-Adviser will evaluate the overall reasonableness of brokerage commissions paid based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. LMPFA will utilize the same criteria in executing any portfolio transactions on behalf of the Fund.

The Portfolio Funds

The Portfolio Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund’s investment in the Portfolio Funds. In view of the fact that the investment program of certain of the Portfolio Funds may include trading as well as investments, short-term market considerations will frequently be involved. It is anticipated that the turnover rates of the Portfolio Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Portfolio Funds may not be transparent to the Fund. Each Portfolio Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Sub-Adviser will have no direct or indirect control over the brokerage or portfolio trading policies employed by the investment advisers of the Portfolio Funds. The Sub-Adviser expects that each Portfolio Fund will generally select broker-dealers to effect transactions on the Portfolio Fund’s behalf substantially in the manner set forth below.

Each Portfolio Fund generally will seek reasonably competitive commission rates. However, Portfolio Funds will not necessarily pay the lowest commission available on each transaction, and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund. Portfolio Funds may not be subject to the same regulatory restrictions on principal and agency transactions. It is anticipated that some Portfolio Funds may effect principal or agency transactions through affiliates of the Fund. The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Portfolio Funds.

No guarantee or assurance can be made that a Portfolio Fund’s brokerage transaction practices will be transparent or that the Portfolio Fund will establish, adhere to, or comply with its stated practices. However, as the Portfolio Funds are not investment companies registered under the 1940 Act, they may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Funds’ investment adviser or its affiliates rather than the Portfolio Funds.

As with the Fund, Portfolio Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

CONFLICTS OF INTEREST

The Manager, the Sub-Adviser and their Affiliates

The investment activities of LMPFA, the Sub-Adviser, the Portfolio Managers and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the “Related Parties”), for their own accounts and other accounts they manage, may give rise to conflicts of interest that could disadvantage the Fund and its shareholders. The Related Parties provide other investment management services to other funds and discretionary managed accounts that follow an investment program certain aspects of which are similar to certain aspects of the Fund’s investment program. The Related Parties are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund or the shareholders. The trading activities of the Related Parties are carried out without references to positions held directly or indirectly by the Fund. In addition and more significantly, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Portfolio Managers or Portfolio Funds that are either already a part of the Fund’s portfolio or that may be appropriate for investment by the Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligation to provide the Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund may not have exposure or may have reduced exposure with respect to these Portfolio Funds. The Fund’s operations may give rise to other conflicts of interest that could disadvantage the Fund and the shareholders.

In acquiring Shares of the Fund, a shareholder is deemed to have acknowledged and assented to the existence of potential conflicts of interest relating to the Related Parties and to the Fund’s operating in the face of these conflicts.

Certain of the Related Parties participate in the fixed income, equity and other markets in which the Fund directly or indirectly invests. In addition, certain of the Related Parties are actively engaged as investors, advisers and/or market makers, agents and principals in relation to certain of the same securities, issuers, currencies and other instruments in which the assets of the Fund, through the Portfolio Funds, may be invested, and these activities may have a negative effect on the Fund.

Certain of the Related Parties may give advice, and take action, with respect to any of their respective clients or proprietary or other accounts that may conflict with the advice given to the Fund, or may involve a different timing or nature of action taken than with respect to the Fund. Such transactions, whether in respect of proprietary accounts, customer accounts other than those advised by LMPFA, the Sub-Adviser, or certain other accounts that are advised by LMPFA or the Sub-Adviser, may affect the prices and availability of the securities, currencies and other instruments in which the Fund (directly or indirectly through the Portfolio Funds) may invest. In addition, accounts or funds managed by the Related Parties may compete with the Fund (directly or indirectly through the Portfolio Funds) for investment opportunities. As a result, transactions for the Fund (directly or indirectly through the Portfolio Funds) may be effected at prices or rates that may be less favorable than would have been the case absent such conflicts, and the Fund may be negatively affected. The results of the investment activities of the Fund may differ significantly from the results achieved by Related Parties for other accounts managed by them. This may have a negative effect on the Fund.

Subject to applicable regulatory requirements, the Fund may invest (directly or indirectly through the Portfolio Funds) in securities of companies affiliated with the Related Parties or in which certain of the Related Parties have an equity or participation interest. The purchase, holding and sale of such investments by the Fund (directly or indirectly through the Portfolio Funds) may enhance the profitability of the Related Parties’ own investments in such companies.

Certain of the Related Parties may buy and sell securities or other investments for their own accounts, including interests in Portfolio Funds, and conduct other activities that may cause the same types of conflicts as those conflicts described herein applicable to the proprietary, management, advisory and other activities of Related Parties. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees and affiliates of LMPFA or the Sub-Adviser that are the same, different from or made at different times than positions taken for the Fund or a Portfolio Fund in which the Fund invests. In connection with the above, each of the Fund, LMPFA, the Sub-Adviser and LMIS has adopted a code of ethics in compliance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act that restrict securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. See “Code of Ethics.”

The Fund, absent SEC exemptive relief, may be precluded from investing any assets in certain Portfolio Funds where an account managed by a Related Party is already invested (or seeks to invest) to the extent that the Fund is considered a “joint participant” (within the meaning of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder) with an account managed by a Related Party. In the event of such an investment, a Related Party may, but is not obligated to, waive or rebate a portion of its fee in order to reduce or eliminate duplication of fees.

Certain of the Related Parties may receive rebates from investment advisers, including Portfolio Managers, and/or have an economic or controlling interest in the investment advisers. The Sub-Adviser and/or its affiliates provide these rebates or payments in respect of the client’s assets back to the client; however, there is no obligation to do so and in certain cases a Related Party may not provide such rebates or other economic benefits back to their clients. The Sub-Adviser allocates rebates to clients in a manner it believes to be fair and equitable, and typically allocates any such rebates among its clients pro-rata, based upon the size of each client’s investment.

Accounts or Portfolio Funds managed or advised by Related Parties (including those managed by LMPFA and the Sub-Adviser) may have investment objectives that are similar to those of the Fund and/or may engage in transactions in the same types of securities, currencies and instruments as the Fund, and from which LMPFA, the Sub-Adviser or other Related Parties may receive more or less compensation for its services than LMPFA and the Sub-Adviser receive from the Fund. As a result, Related Parties and accounts or funds which Related Parties may manage or advise (including, without limitation, those funds discussed in greater detail below), or in which Related Parties and their personnel may have a proprietary interest, may compete with the Fund for appropriate investment opportunities. For example, Portfolio Managers may limit the number of investors in or size of a Portfolio Fund or the amount of assets and accounts that they will manage. The allocation of such opportunities among Related Parties’ funds and accounts may present conflicts, as may the potentially different investment objectives of different investors. In determining such allocations, a number of factors may be considered, which may include the relative sizes of the applicable funds and accounts and their expected future sizes, the expected future capacity of the applicable Portfolio Funds, the Fund available for allocation at any given time and the investment objectives of the Fund and such other funds and accounts. Allocation of investment opportunities among the Fund and other funds and accounts will be made by the Sub-Adviser or by Related Parties in their capacities as the managers of such funds and accounts in a reasonable and equitable manner, as determined by them in their sole discretion. The disposition of any such investments is subject to the same conditions.

Subject to applicable regulatory requirements, Related Parties from time to time may invest proprietary or client capital with investment advisers, including Portfolio Managers selected by the Fund, and may also invest in Portfolio Funds in which the Fund invests on terms different than the interest held by the Fund. In addition, Related Parties may have other business relationships with such Portfolio Managers. Related Parties may perform or seek to perform investment banking and other financial services for, and will receive compensation from, Portfolio Funds, the sponsors of Portfolio Funds, companies in which Portfolio Funds invest, or other parties in connection with transactions related to those investments, or otherwise. This compensation could include financial advisory fees, as well as underwriting fees, financing or commitment fees or other types of compensation. Compensation for investment banking and other financial services will not be shared with the Fund or the shareholders and may be received before the Fund realizes a return on its investment. Related Parties may also provide brokerage services to Portfolio Funds or act as a prime broker for Portfolio Funds in compliance with applicable law, including, without limitation, the 1940 Act. In connection with such brokerage services, Related Parties may provide research products and services to the Portfolio Managers. Due to such relationships, the Sub-Adviser may face a conflict in evaluating the applicable Portfolio Managers or Portfolio Funds. Moreover, as a result of certain of such relationships, Related Parties may take actions with respect to a Portfolio Fund, such as making a margin call, that materially adversely affect such Portfolio Fund and, therefore, the Fund.

To the extent permitted by applicable law, including, without limitation, the 1940 Act, a Portfolio Fund may enter into transactions and invest in futures, securities, currencies, swaps, options, forward contracts or other instruments in which one of the Related Parties, acting as principal or on a proprietary basis for its customers, serves as the counterparty. LMPFA, the Sub-Adviser and other Related Parties will not, directly or indirectly, purchase securities or other property from, or sell securities or other property to, the Fund except in accordance with applicable law. However, subject to compliance with applicable law, including without limitation, the 1940 Act, the Fund may engage in transactions with accounts which are affiliated with the Fund because they are advised by Related Parties or because they have common officers, directors or managers. Such transactions would be made in circumstances where the Sub-Adviser has determined that it would be appropriate for the Fund to purchase and the Sub-Adviser or another client of the Related Parties to sell, or the Fund to sell and another client of the Related Parties to purchase, the same security or instrument on the same day.

To the extent permitted by applicable law (including, without limitation, the 1940 Act), the Fund (directly or indirectly through Portfolio Funds) may purchase investments that are issued, or the subject of an underwriting or other distribution, by Related Parties. It is anticipated that the commissions, mark-ups and mark-downs charged by Related Parties will be, in their view, commercially reasonable, although Related Parties will have an interest in obtaining commission rates, mark-ups and mark-downs which are favorable to such Related Parties.

Purchases or sales of securities for the account of the Fund may be bunched or aggregated with orders for other accounts of the Related Parties, including other investment partnerships (including those in which the Related Parties or their employees have a beneficial interest). In the event that it is not possible to receive the same price or execution on the entire volume of securities purchased or sold, the various prices would be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may be disadvantageous to the Fund on some occasions. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order. It is expected that the Portfolio Funds generally will follow the same practice, but there is no guarantee that they will do so. Subject to the Fund first obtaining any necessary exemptive relief from the provisions of the 1940 Act, LMPFA or the Sub-Adviser may invest the Fund’s assets in Portfolio Funds or managed accounts managed by Portfolio Managers affiliated with the Related Parties. There can be no assurance that such exemptive relief will be sought or, if sought, that it will be granted.

LMPFA or the Sub-Adviser may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest in that LMPFA or the Sub-Adviser may have an incentive to allocate the investment opportunities that it believes might be the most profitable to such other accounts instead of allocating them to the Fund.

If the Sub-Adviser identifies a limited investment opportunity which may be suitable for more than one fund or other account, the Fund may not be able to take full advantage of the opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Sub-Adviser has adopted procedures for allocating portfolio transactions across multiple accounts. In such situations the Sub-Adviser will, consistent with its applicable fiduciary obligations under the Advisers Act, endeavor to achieve a fair and equitable allocation of limited investment opportunities among its funds and accounts by considering such factors as each client’s specific investment strategy or style, investment objective, portfolio holdings, ongoing cash requirements and any restrictions associated with the investment.

Conflicts of Interest of Affiliate as Shareholder

As long as Legg Mason holds a substantial amount of the Fund’s voting securities, it may be able to exercise a controlling influence in matters submitted to a vote of Shareholders, including, but not limited to, the election of Trustees, approval or renewal of advisory or subadvisory contracts, and any vote relating to a reorganization or merger of the Fund. As a majority shareholder, Legg Mason also would have the ability to call special meetings of the Fund pursuant to the Declaration of Trust and/or By-laws of the Fund. The ability to exercise a controlling influence over the Fund may result in conflicts of interest because, among other things, Legg Mason is an affiliate of LMPFA, the Sub-Adviser and LMIS. Legg Mason is not bound by any procedures or policies that may limit its activities as a shareholder.

Conflicts of Interest of Portfolio Fund Investments

The Sub-Adviser anticipates that each Portfolio Manager will consider participation by the applicable Portfolio Fund in all appropriate investment opportunities that are also under consideration for investment by the Portfolio Manager for other Portfolio Funds and accounts managed by the Portfolio Manager (“Portfolio Manager Accounts”) that pursue investment programs similar to that of the applicable Portfolio Fund or the Fund. However, there can be no guarantee or assurance that Portfolio Managers will follow such practices or that a Portfolio Manager will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which a Portfolio Manager will cause its Portfolio Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Portfolio Manager will commit assets of the Portfolio Fund. Circumstances may also arise under which a Portfolio Manager will consider participation by its Portfolio Manager Accounts in investment opportunities in which the Portfolio Manager intends not to invest on behalf of the Portfolio Fund, or vice versa.

Situations may occur where the Fund could be disadvantaged by investment activities conducted by the Portfolio Manager for the Portfolio Manager Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for a Portfolio Fund in which the Fund and/or Portfolio Manager Accounts participate (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Portfolio Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

A Portfolio Manager may from time to time cause a Portfolio Fund to effect certain principal transactions in securities with one or more Portfolio Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Portfolio Manager determined it was appropriate for the Portfolio Fund to purchase and a Portfolio Manager Account to sell, or the Portfolio Fund to sell and the Portfolio Manager Account to purchase, the same security or instrument on the same day.

Each Portfolio Manager, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including shares in Portfolio Funds, and may have conflicts of interest with respect to investments made on behalf of a Portfolio Fund in which the Fund participates. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Portfolio Manager that are the same as, different from or made at different times than positions taken for the Portfolio Fund in which the Fund participates. Future investment activities of the Portfolio Managers, or their affiliates, and the principals, members, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Fund and its shareholders.

Portfolio Managers or their affiliates may from time to time provide investment advisory or other services to Portfolio Funds and other entities or accounts managed by the Portfolio Managers or their affiliates. In addition, Portfolio Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of a Portfolio Manager) may provide to one or more Portfolio Manager Accounts.

CODE OF ETHICS

The Fund, LMPFA, the Sub-Adviser and LMIS have each adopted a code of ethics (“Code of Ethics”) as required by Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Fund, subject to a number of restrictions and controls. Each Code of Ethics may be examined on the SEC’s website at www.sec.gov. In addition, each Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PERFORMANCE INFORMATION

Sales literature relating to the Fund and reports to shareholders may include quotations of investment performance of the Fund. In these materials, the Fund’s performance will normally be portrayed as the net return to an investor during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods also may be used to portray the Fund’s investment performance.

The Fund’s performance results will vary from time to time, and past results are not necessarily indicative of future investment results. As of the date of this prospectus, the Fund has not yet commenced investment operations and, therefore, does not have performance results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be provided to shareholders and prospective investors in the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund’s investment performance to the performance of recognized market indices such as the

S&P 500, the Russell 2000, or other lesser known indices (including indices of other pooled investment vehicles investing in Portfolio Funds and private equity venture and buyout funds). Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

Appendix B shows comparative performance information with respect to an account managed by the Sub-Adviser with an investment objective and strategies substantially similar to that of the Fund. Prospective investors should carefully read the disclosures that accompany the investment performance data and charts in the Appendix.

DETERMINATION OF NET ASSET VALUE

The net asset value of the Fund will equal the value of the total assets of the Fund (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less (i) all of its liabilities, including accrued fees and expenses, (ii) accumulated and unpaid dividends on any outstanding preferred shares, (iii) the aggregate liquidation value of any outstanding preferred shares and (iv) any dividends payable on the Shares. The net asset value per share of the Fund will equal the net asset value of the Fund divided by the number of outstanding shares.

The Board of Trustees has approved procedures pursuant to which the Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value as of each date upon which the Fund calculates its net asset value (an “NAV Date”) will be determined by the North American Fund Valuation Committee at LMPFA based on valuations provided by the Portfolio Funds’ third party administrators and due diligence conducted by the Sub-Adviser, which is in accordance with the Portfolio Fund’s valuation policies. Using the nomenclature of the Portfolio Fund industry, any values reported as “estimated’ or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Fund’s valuation date.

The third party administrators of Portfolio Funds will generally be paid by the Portfolio Funds, and not by the Fund. It is not anticipated that the Fund would have a direct legal claim against third party administrators in the event of a conflict over a valuation. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

The Fund will normally invest primarily in Portfolio Funds. The net asset values of Portfolio Funds are generally not readily available from pricing vendors, nor are they calculable independently by the Sub-Adviser or Portfolio Managers. Therefore, pursuant to the valuation procedures, the Fund will fair value its interests in the Portfolio Funds.

Prior to investing in any Portfolio Fund, the Sub-Adviser will conduct a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which will utilize market values when available and otherwise utilize principles of fair value that the Sub-Adviser reasonably believes to be consistent with those used by the Fund in valuing its own investments.

The Fund will value each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event the Underlying NAV is not as of the NAV Date, the Sub-Adviser will use benchmark or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV. Based on the foregoing factors, the Sub-Adviser will make recommendations to the Fund on fair valuation of such securities. Neither the Sub-Adviser nor the Board of Trustees will be able to directly confirm independently the accuracy of the Underlying NAVs provided by the Portfolio Funds’ third party administrators (which are unaudited, except for year-end valuations).

Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds will typically make available net asset value information to holders that represents the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Board would consider whether it was appropriate, in light of all relevant circumstances, to value its interest at its net asset value as reported at the time of valuation or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Portfolio Fund. In other cases, as when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Portfolio Fund interests, the Fund may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith and subject to the review and supervision of the Board.

Any valuations provided by the Portfolio Fund’s third party administrator upon which the Fund will calculate its month-end net asset value and net asset value per share may be subject to later adjustment based on valuation information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or administrators or revisions to an Underlying NAV adversely affect the Fund’s net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of shareholders who previously had their Shares repurchased at a lower net asset value than the adjusted amount. The same principles apply to the purchase of Shares. New shareholders may be affected in a similar way.

The valuation procedures approved by the Board provide that, where deemed appropriate by the Sub-Adviser and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund’s investment will be revalued in a manner that the Sub-Adviser, in accordance with procedures approved by the Board of Trustees, determines in good faith best reflects approximate market value. The Board of Trustees will be responsible for ensuring that the valuation policies utilized by the Sub-Adviser are fair to the Fund and consistent with applicable regulatory guidelines.

Expenses of the Fund, including LMPFA’s and the Sub-Adviser’s investment management fee and the costs of any borrowings, are accrued and are taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net assets if the judgments of the Board of Trustees, the North American Fund Valuation Committee at LMPFA, the Sub-Adviser, or the Portfolio Managers of the Portfolio Funds should prove incorrect.

Although the Fund’s investments in Portfolio Funds will not have readily available market quotations, securities in which the fund invests which do generally have readily available market quotations, such as government securities and the securities of exchange-traded funds, will be valued at market value, which is currently determined using the last reported sale price or, if no sales are reported (in the case of some securities traded over-the-counter), the last reported bid price.

DISTRIBUTIONS TO SHAREHOLDERS

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax, provided that the Fund maintains its eligibility to be taxed as a regulated investment company. Unless you elect to receive distributions in cash (i.e., opt out), all of your distributions, including any capital gains distributions on your Shares, will be automatically reinvested in additional Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.” However, the Fund may elect to pay cash/stock dividends and limit the aggregate amount of cash distributed to all of its shareholders, in which case shareholders electing to receive cash may nonetheless receive a portion of such distributions in Shares of the Fund. In that event, such electing shareholders generally would be taxed on the full amount of any such distribution (including the portion payable in the Fund’s Shares). See “Risk Factors—Certain Tax Risks with Respect to an Investment in the Fund—Certain Distributions of the Fund’s Shares Will Be Taxable.”

DIVIDEND REINVESTMENT PLAN

Unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your Broker Class Shares will be automatically reinvested by The Bank of New York Mellon, as agent for the shareholders (the “Plan Agent”), in additional Broker Class Shares under the Fund’s Dividend Reinvestment Plan (the “Plan”). You may elect not to participate in the Plan by contacting the Plan Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by The Bank of New York Mellon, as dividend paying agent. However, the Fund may elect to pay cash/share dividends and limit the aggregate amount of cash distributed to all of its shareholders, in which case shareholders electing to receive cash may nonetheless receive a portion of such distributions in Broker Class Shares of the Fund. In that event, such electing shareholders generally would be taxed on the full amount of any such distribution (including the portion payable in the Fund’s Broker Class Shares). See “Risk Factors—Certain Tax Risks with Respect to an Investment in the Fund—Certain Distributions of the Fund’s Shares Will Be Taxable.”

If you participate in the Plan, the number of Broker Class Shares you will receive will be determined by the current NAV of the Broker Class Shares.

Broker Class Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Broker Class Shares you have received under the Plan.

You may withdraw from the Plan (i.e., opt-out) by notifying the Plan Agent in writing at BNY Investors Services c/o Permal Hedge Strategies Fund, 400 Bellevue Parkway, Wilmington, DE 19809, Mail Stop 19C-0204 or by calling the Plan Agent at 866-211-4521. Such withdrawal will be effective immediately if notice is received by the Plan Agent not less than ten business days prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the Plan Agent’s investment of the most recently declared dividend or distribution on the Broker Class Shares. The Plan may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the Plan.

The Fund reserves the right to amend or terminate the Plan if, in the judgment of the Board of Trustees, the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan and your account may be obtained by calling the Plan Agent at 866-211-4521.

CERTAIN TAX CONSIDERATIONS

Set forth below is a discussion of the material U.S. federal income tax aspects concerning the Fund and the purchase, ownership and disposition of Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion assumes you are a U.S. shareholder and that you hold your Shares as a capital asset. You will be a U.S. shareholder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in Shares. This discussion is based upon the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, as of the date hereof, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the United States dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the U.S. federal alternative minimum tax. Prospective investors should consult their own tax advisers with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

Taxation of the Fund

The Fund intends to elect to be treated and to qualify annually as a regulated investment company (a “RIC”) under Subchapter M of the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, or two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses, or any one or more Qualified Publicly Traded Partnerships.

For purposes of determining whether the Fund satisfies the 90% gross income test described in clause (i) above, if a Portfolio Fund is classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership), the character of the Fund’s distributive share of items of income, gain and loss derived through the partnership generally will be determined as if the Fund realized such tax items directly. Similarly, for purposes of determining whether the Fund satisfies the asset diversification test described in clause (ii) above, the Fund intends to “look through” to the assets held by any Portfolio Fund that is classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a nondeductible 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax. As described below, the Fund may make a mark-to-market election with respect to its interests in Portfolio Funds that are treated as passive foreign investment companies (“PFICs”), and, accordingly, any gains that it realizes from the disposition of such interests will be treated as ordinary income for U.S. federal income tax purposes. For purposes of taking into account income recognized by the Fund pursuant to the mark-to-market election, the Fund must calculate its excise tax distribution requirement as if it had a taxable year ending on October 31.

The Fund intends to distribute its ordinary taxable income and capital gain net income to its shareholders annually, although it reserves the right to distribute less than all of such amounts and pay any corresponding excise tax and corporate Income tax (for instance, because it lacks the information that it needs from a particular Portfolio Fund to determine its income attributable to that Portfolio Fund).

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to satisfy the 90% gross income test, the asset diversification test, or the 90% distribution requirement in any taxable year, the Fund could in some cases cure such failure, including by paying a Fund-level tax on certain portions of its income, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any taxable year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders for distributions prior to January 1, 2013 and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Subject to the discussion under “—Passive Foreign Investment Companies” below, distributions to shareholders by the Fund of ordinary income, and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits. To the extent distributions paid by the Fund prior to January 1, 2013 to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations (other than PFICs), such distributions may be eligible for taxation as “qualified dividend income” at a maximum rate of 15%, provided certain holding period and other requirements are satisfied by the Fund and the shareholder. Distributions, if any, of net capital gains that are properly reported by the Fund as capital gain dividends will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. Any distributions paid by the Fund that are attributable to dividends from U.S. corporations may be eligible for the corporate dividends received deduction, provided certain holding period and other requirements are satisfied by the Fund and the shareholder.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the Plan.

In addition to distributions of Shares pursuant to the Plan, the Fund may also distribute dividends that are payable in cash or the Fund’s Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allows a RIC whose shares are publicly traded on an established securities market in the United States to distribute its own shares as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own shares as fulfilling its distribution requirements if (i) the distribution is declared on or before December 31, 2012, with respect to a taxable year ending on or before December 31, 2011, and (ii) each shareholder may elect to receive his or her entire distribution in either cash or shares of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which limitation must be at least 10% of the aggregate declared distribution. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard if certain requirements are satisfied. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a shareholder sells the Shares that it receives as a dividend in order to pay income taxes, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Fund’s Shares at the time of the sale. In addition, if a significant number of the Fund’s shareholders determine to sell the Fund’s Shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of the Fund’s Shares.

Revenue Procedure 2010-12 is temporary in that it does not apply to dividends declared with respect to taxable years ending after December 31, 2011. It is uncertain whether, and no assurances can be given that, the Internal Revenue Service will extend such guidance for taxable years ending after December 31, 2011. While the Internal Revenue Service may continue its current ruling policy on cash/stock dividends, no assurances can be given that the Internal Revenue Service will not discontinue or adversely alter such ruling policy. Whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise, we reserve the option to pay any future dividend in cash and our Shares. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for his Shares by an amount equal to the deemed distribution less the tax credit.

Shareholders will be notified annually as to the U.S. federal tax status of any distributions. Information returns reporting such distributions will generally be provided to shareholders on an IRS Form 1099 (as opposed to a Schedule K-1 which is generally provided by partnerships).

Sale or Exchange of Shares

Upon the sale or other disposition of Shares (other than repurchases, which are described below), a shareholder will generally realize capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of Shares if the owner acquires (including acquisitions of Shares pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Shares.

Under Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Repurchase of Shares

The repurchase of Shares by the Fund generally will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests have been met, Shares actually owned and Shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will generally recognize capital gain or loss (which will be treated in the same manner as described above) equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the Shares repurchased.

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of Shares will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the Shares sold), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable capital gain. Any remaining tax basis in the Shares repurchased by the Fund will be transferred to any remaining Shares held by such shareholder. In addition, if a repurchase of Shares is treated as a dividend to the tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

Nature of Fund’s Investments

Certain hedging and derivatives transactions of the Fund or the Portfolio Funds are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions or (vii) produce income that will not qualify as good income under the RIC rules. These rules could therefore affect the character, amount and timing of distributions to shareholders.

Original Issue Discount Securities

If the Fund invests in zero coupon or other discount securities, such investments could result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the “original issue discount”) each year that the securities are held, even if the Fund receives no cash interest payments. This income would be included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% federal excise tax. Because such income may not be matched by a corresponding cash distribution to the Fund, the Fund may be required to borrow money or dispose of other securities to be able to make distributions to its shareholders.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Passive Foreign Investment Companies

The Fund may acquire interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that are treated as PFICs for U.S. federal income tax purposes.

The Fund may elect to “mark to market” interests that it holds in some or all of such PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of those PFIC interests as of the close of the taxable year (subject to adjustments for deferral of losses from the taxable year) over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling all or part of the Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC interests are sold, at which point the loss will be treated as a capital loss.

If the Fund does not make the “mark to market” election with respect to a PFIC, it may under certain circumstances elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. If the QEF incurs losses in a taxable year, however, those losses would not pass through to the Fund and, accordingly, would not be available to offset other income or gains of the Fund. The Fund may not be able to make QEF elections with respect to some or all of the Portfolio Funds that are treated as PFICs because the Portfolio Fund may not be willing to satisfy the necessary reporting requirements. If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences for the Fund. In such a case, the Fund would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the interests in a PFIC (collectively referred to as “excess distributions”), even if those excess distributions are paid by the Fund as a dividend to its shareholders.

By making the mark-to-market or a QEF election, the Fund may be required to recognize income (which generally must be distributed to the Fund’s shareholders) in excess of the distributions that it receives from Portfolio Funds. Accordingly, the Fund may need to borrow money or to dispose of its interests in Portfolio Funds in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income tax and/or the nondeductible 4% excise tax. There can be no assurances, however, that the Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

Dividends paid by PFICs, or amounts recognized pursuant to the mark-to-market or QEF election, will not be eligible for taxation as “qualified dividend income.”

Foreign Taxes

Investment income that may be received by the Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. The United States has entered into tax treaties with many foreign countries that entitle the Fund to a reduced rate of, or exemption from, taxes on such income. If more than 50% of the value of the Fund’s total assets at the close of the taxable year consists of stock or securities of foreign corporations, the Fund may elect to “pass-through” to the Fund’s shareholders the amount of foreign taxes paid by the Fund. If the Fund so elects, each shareholder would be required to include in gross income, even though not actually received, his pro rata share of the foreign taxes paid by the Fund, but would be treated as having paid his pro rata share of such foreign taxes and would therefore be allowed to either (i) deduct such amount in computing taxable income or (ii) use such amount (subject to various Code limitations) as a foreign tax credit against federal income tax. For purposes of the foreign tax credit limitation rules of the Code, each shareholder would treat as foreign source income his pro rata share of such foreign taxes plus the portion of dividends received from the Fund representing income derived from foreign sources. No deduction for foreign taxes could be claimed by a non-corporate shareholder who does not itemize deductions. In certain circumstances, a shareholder that has held Shares of the Fund for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes deemed imposed on dividends paid on such Shares. Additionally, the Fund must also meet this holding period requirement with respect to its foreign stock and securities in order for “creditable” taxes to be passed through to its shareholders. Each shareholder should consult his own tax adviser regarding the potential application of foreign tax credits.

Backup Withholding

The Fund may be required to withhold from all taxable distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided that the shareholder furnishes the Internal Revenue Service with the required information.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership (“foreign shareholder”) depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions (including any distributions of Shares or repurchases of Shares that are taxable as a dividend, as described above under “—Distributions” and “—Repurchase of Shares,” respectively) of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. Under current law, this withholding will apply even to the extent that the dividends are paid out of “portfolio interest” income or short-term capital gains that would not have been subject to such withholding tax had they been received directly by the foreign shareholder. For dividends paid by regulated investment companies in taxable years beginning before January 1, 2012, such “interest-related dividends” and “short-term capital gain dividends” that satisfied certain requirements were exempt from this withholding tax. There can be no assurance as to whether or not this exemption will be extended to future taxable years. Even in the case of such an extension, however, the Fund currently does not expect that it would report any distributions as “interest-related dividends” or “short-term capital gain dividends.” A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a non-exempt foreign shareholder, the Fund may be required to withhold from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of Shares occurring after December 31, 2016 paid to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose certain of its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. These requirements are different from, and in addition to, the foreign status certification requirements described above.

Other Taxation

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Fund’s Shares by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements (each referred to herein as an “ERISA Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In consideration of an investment in the Fund’s Shares of a portion of the assets of any ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan and the applicable provisions of ERISA and the Code relating to a fiduciary’s duties to the ERISA Plan. In this regard, ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the Fund, the income taxes of the investment, and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the 1940 Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary with respect to the assets of any ERISA Plan that becomes a shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

An ERISA Plan proposing to invest in the Fund and any fiduciaries responsible for the ERISA Plan’s investments should be fully aware of and understand the Fund’s investment objective, policies, and strategies, and the decision to invest plan assets in the Fund should be made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and be consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Fund were deemed to include “plan assets,” as described above, a prohibited transaction within the meaning of ERISA and the Code may result if the Fund’s Share is acquired by an ERISA Plan to which the Fund, LMPFA or the Sub-Advisor is a “party in interest” or “disqualified person” and such acquisition is not entitled to an applicable exemption, of which there are many. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Fund’s Shares on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code of the acquisition and ownership of Shares.

PROXY VOTING POLICIES AND PROCEDURES

Although individual Trustees of the Fund may not agree with particular policies or votes by LMPFA or the Sub-Adviser, the Board has delegated proxy voting discretion to LMPFA, believing that LMPFA and/or the Sub-Adviser should be responsible for voting because it is a matter relating to the investment decision making process.

LMPFA has delegated the responsibility for voting proxies for the Fund to the Sub-Adviser through its contract with the Sub-Adviser. The Sub-Adviser will use its own Proxy Voting Policies and Procedures to vote proxies. Accordingly, LMPFA does not expect to have proxy-voting responsibility for the Fund. Should LMPFA become responsible for voting proxies for any reason, such as the inability of the Sub-Adviser to provide investment advisory services, LMPFA shall utilize the proxy voting guidelines established by the most recent subadviser to vote proxies until a new subadviser is retained.

The Sub-Adviser’s Proxy Voting Policies and Procedures describe the way in which the Sub-Adviser resolves material conflicts of interest. To resolve such conflicts, the Sub-Adviser determines whether each proxy is for a routine matter. For all proxies identified as routine, the Sub-Adviser votes in accordance with the Policies. For proxies that involve non-routine matters, or where the Sub-Adviser believes there may be a potential material conflict of interest, the Sub-Adviser will disclose the potential material conflict of interest to LMPFA and obtain LMPFA’s consent before voting. In the case of a material conflict between the interests of LMPFA (or its affiliates if such conflict is known to persons responsible for voting at LMPFA) and the Fund, the board of directors of LMPFA shall consider how to address the conflict and/or how to vote the proxies. LMPFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations, to the extent that LMPFA votes proxies. LMPFA shall be responsible for gathering relevant documents and records related to proxy voting from the Sub-Adviser and providing them to the Fund as required for the Fund to comply with applicable rules under the 1940 Act.

Under certain circumstances, the Sub-Adviser may abstain from voting or affirmatively decide not to vote, if the Sub-Adviser determines that it is in the Fund’s best interest. In making such determination, the Sub-Adviser will consider (i) the costs associated with exercising the proxy, (ii) whether the effect on Fund’s economic interests or the value of the Fund’s portfolio holding is indeterminable or insignificant, and (iii) whether the Sub-Adviser anticipates selling a security in the near future.

The Sub-Adviser’s Proxy Voting Policies and Procedures is available without charge, upon request, by calling the Sub-Adviser at 212-418-6500. The Fund is required to file Form N-PX, with the complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Forms N-PX will be available: (i) without charge, upon request, by calling 1-888-425-6432; or (ii) by visiting the SEC’s website at www.sec.gov.

DESCRIPTION OF SHARES

Shares of Beneficial Interest

The Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, par value $.00001 per share. All shares of beneficial interest have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares of beneficial interest will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. The Board of Trustees, without shareholder vote, can increase or decrease the aggregate number of shares of beneficial interest outstanding and can reclassify any authorized but unissued shares.

Net asset value will be reduced immediately following the initial offering by the offering expenses.

Each outstanding share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as provided with respect to any other class or series, the shareholders will possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding shares of beneficial interest can elect all of the Trustees then standing for election, and the holders of the remaining shares of beneficial interest will not be able to elect any Trustees.

Pursuant to the terms of the Declaration of Trust the Fund may, in the future pursue its investment program through one or more subsidiary vehicles or operate in a master-feeder or fund of funds structure without any action by the shareholders.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

The Fund

The certificate of trust to establish the Fund was filed with the State of Maryland on November 8, 2011. The Fund is a Maryland statutory trust. A Maryland statutory trust is an unincorporated business association that is established under, and governed by, Maryland law. Maryland law provides a statutory framework for the powers, duties, rights and obligations of the Board and shareholders of a trust, while the more specific powers, duties, rights and obligations of the Board and the shareholders are determined by the Board as set forth in the Fund’s declaration of trust (referred to in this section as the “Declaration”). Some of the more significant provisions of the Declaration are described below.

Shareholder Voting

The Declaration provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Maryland law, actions by the Board without seeking the consent of shareholders. The Fund is not required to hold an annual meeting of shareholders, but the Fund will call special meetings of shareholders whenever required by the 1940 Act or by the terms of the Declaration. The Declaration provides that each outstanding share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. All shareholders of record of all classes of the Fund vote together, except where required by the 1940 Act to vote separately by class, or when the Board has determined that a matter affects only the interests of one or more classes of shares.

Election and Removal of Trustees

The Declaration provides that the Board may establish the number of trustees, and that vacancies on the Board may be filled by the remaining trustees, except when election of trustees by the shareholders is required under the 1940 Act. Trustees are then elected by a plurality of votes cast by shareholders at a meeting at which a quorum is present. The Declaration also provides that a mandatory retirement age may be set by action of two-thirds of the trustees and that trustees may be removed, with or without cause, by a vote of shareholders holding two-thirds of the voting power of the trust, or by a vote of two-thirds of the remaining trustees. The provisions of the Declaration relating to the election and removal of trustees may not be amended without the approval of two-thirds of the trustees.

Amendments to the Declaration

The trustees are authorized to amend the Declaration without the vote of shareholders, but no amendment may be made that impairs the exemption from personal liability granted in the Declaration to persons who are or have been shareholders, trustees, officers or employees of the Fund, or that limits the rights to indemnification or insurance provided in the Declaration with respect to actions or omissions of persons entitled to indemnification under the Declaration prior to the amendment.

Issuance of Shares

The Fund may issue an unlimited number of shares for such consideration and on such terms as the Board may determine. Shareholders are not entitled to any appraisal, preemptive, conversion, exchange or similar rights, except as the Board may determine.

Disclosure of Shareholder Holdings

The Declaration specifically requires shareholders, upon demand, to disclose to the Fund information with respect to the direct and indirect ownership of shares in order to comply with various laws or regulations, and the Fund may disclose such ownership if required by law or regulation, or as the Board may otherwise decide.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is The Bank of New York Mellon. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is The Bank of New York Mellon.

FISCAL YEAR AND TAX YEAR

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The 12-month period ending March 31st of each year will be the taxable year of the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected KPMG LLP, located at 345 Park Avenue, New York, New York 10154, to serve as the independent registered public accountants of the Fund.

LEGAL COUNSEL

Simpson Thacher & Bartlett LLP, located at 425 Lexington Avenue, New York, New York, serves as legal counsel to the Fund and also serves as legal counsel to LMPFA and certain of its affiliates. Venable LLP, located at 750 E. Pratt Street, Baltimore, Maryland, serves as Maryland counsel to the Fund.

SEMI-ANNUAL FINANCIAL STATEMENTS

The following represents the Fund’s unaudited semi-annual financial statements for the six months ended September 30, 2012.

Schedule of Investments (unaudited)

September 30, 2012

Permal Hedge Strategies Fund

	Cost	Fair Value	% of Net Assets
Investments in Portfolio Funds
Event Driven
Fortelus Special Situations Fund, Ltd. (b)(f)*	$510,702	$515,207	2.48%
H Offshore Fund, Ltd. (b)(d)(e)*	650,000	772,123	3.71
OZ Overseas Fund II, Ltd. (b)*	900,000	962,111	4.63
Paulson Advantage Plus L.P. (b)*	450,000	366,840	1.76
Third Point Offshore Fund, Ltd. (b)(e)*	800,000	851,885	4.10
York Investment, Ltd. (b)*	950,000	964,692	4.64

Total Event Driven	4,260,702	4,432,858	21.32

Fixed Income Hedge
Apollo Strategic Value Offshore Fund, Ltd. (b)(e)*	400,000	412,132	1.98
Canyon Balanced Fund (Cayman), Ltd. (b)(d)*	1,000,000	1,106,069	5.32
Gracie International Credit Opportunities Fund, Ltd. (b)*	1,000,000	956,475	4.60
JAE Credit Fund (a)*	1,000,000	1,011,790	4.86
New Generation Turnaround Fund, Ltd. (a)(e)*	500,000	524,505	2.52
Paulson Credit Opportunities L.P. (b)(d)*	950,000	932,859	4.49
Stone Lion Fund, Ltd. (b)(d)*	600,000	640,704	3.08
York Credit Opportunities Unit Trust (b)*	700,000	758,554	3.65

Total Fixed Income Hedge	6,150,000	6,343,088	30.50

Fixed Income Long — Developed Markets
Contrarian Capital Fund I Offshore, Ltd. (c)*	500,000	548,500	2.64
Monarch Debt Recovery Fund, Ltd. (c)(e)*	1,000,000	1,082,116	5.20
Thoroughbred Offshore Fund, Ltd. (c)(e)*	1,200,000	1,247,715	6.00

Total Fixed Income Long — Developed Markets	2,700,000	2,878,331	13.84

Fixed Income Long — Emerging Markets
ADM Galleus Fund I, Ltd. (b)*	200,000	206,691	0.99
Ashmore Emerging Markets Liquid Investment Portfolio (a)	200,000	210,417	1.01
Contrarian Emerging Markets Offshore, Ltd. (b)*	350,000	367,965	1.77
Emerging Market Currency Fund (b)(d)*	350,000	375,575	1.81

Total Fixed Income Long — Emerging Markets	1,100,000	1,160,648	5.58

Macro
Astenbeck Offshore Commodities Fund II, Ltd. (a)*	100,000	97,263	0.47
Blue Trend Fund, Ltd. (a)*	500,000	501,095	2.41
Caxton Global Investments, Ltd. (b)*	750,000	718,967	3.46
Explorer Global Fund, Ltd. (b)(d)*	500,000	535,949	2.58
LiquidMacro Fund, Ltd. (a)*	650,000	609,679	2.93
London Select Fund, Ltd. (a)*	750,000	743,553	3.57
Ospraie Commodity Fund, Ltd. (b)*	200,000	201,598	0.97
QFS Currency Fund, Ltd. (a)*	400,000	383,028	1.84
QFS Global Macro Fund, Ltd. (a)*	500,000	463,810	2.23

	Cost		Fair Value	% of Net Assets
Macro — continued
Taylor Woods Fund, Ltd. (b)*	$100,000		$101,937	0.49%
The Tudor BVI Global Fund, Ltd. (b)*	1,000,000		1,019,592	4.90

Total Macro	5,450,000		5,376,471	25.85

Total Investments in Portfolio Funds	$19,660,702	#	20,191,396	97.09

Other Assets Less Liabilities			604,865	2.91

Net Assets			$20,796,261	100.00%

Note: Investments in underlying Portfolio Funds are categorized by investment strategy.

*	Non-income producing securities.
(a)	Redemptions permitted monthly.
(b)	Redemptions permitted quarterly.
(c)	Redemptions permitted annually.
(d)	Subject to investor level gates if a significant portion of the investment is redeemed.
(e)	Subject to a minimum lock-up period.
(f)	$183,538 of this investment is held in a side pocket and is redeemable only when the underlying investment is realized or converted to regular interest in Portfolio Fund.
#	Aggregate cost for federal income tax purposes is substantially the same.

See Notes to Financial Statements (unaudited)

Statement of assets and liabilities (unaudited)

September 30, 2012

Assets
Investments in Portfolio Funds, at fair value (cost — $19,660,702)	$20,191,396
Cash and cash equivalents	611,246
Deferred offering expenses	273,840
Receivable for reimbursement from adviser	86,283

Total Assets	21,162,765

Liabilities
Professional fees payable	117,919
Offering expenses payable	113,085
Trustees’ fees payable	2,294
Accrued expenses	133,206

Total Liabilities	366,504

Total Net Assets	$20,796,261

Net Assets
Paid-in capital (Note 8)	$20,570,093
Accumulated net investment loss	(302,671)
Accumulated net realized loss on investments in Portfolio Funds	(1,855)
Accumulated net unrealized appreciation on investments in Portfolio Funds	530,694

Total Net Assets	$20,796,261

Net Asset Value

Permal Hedge Strategies Fund (2,059,761 Shares outstanding)	$10.10

See Notes to Financial Statements (unaudited)

Statement of operations (unaudited)

For the Six Months Ended September 30, 2012

Investment Income
Dividend income	$4,709

Fund Expenses
Offering expenses (Note 1)	256,742
Professional fees	158,425
Investment management fee (Note 2)	112,605
Administration fees	79,084
Distribution expenses	56,302
Organizational fees (Note 1)	42,449
Printing expenses	26,495
Shareholder service expenses	25,592
Custodian fees	2,864
Registration fees	2,500
Trustees’ fees	1,610
Other operating expenses	4,400

Total Operating Expenses	769,068
Less: Fee waivers and/or expense reimbursements (Note 2)	(513,553)

Net Expenses	255,515

Net Investment Loss	(250,806)

Net Realized Loss from Investments in Portfolio Funds	(1,855)

Net Change in Unrealized Appreciation from Investments in Portfolio Funds	366,527

Net Increase in Net Assets Resulting From Operations	$113,866

See Notes to Financial Statements (unaudited)

Statements of changes in net assets

For the Six Months Ended September 30, 2012 (unaudited) and the Period Ended March 31, 2012

	September 30	March 31†
Net Increase (Decrease) in Net Assets:
Operations:
Net investment loss	$(250,806)	$(81,772)
Net realized loss from investments in Portfolio Funds	(1,855)	—
Net change in unrealized appreciation from investments in Portfolio Funds	366,527	164,167

Net increase in Net Assets resulting from Operations	113,866	82,395

Fund Share Transactions (Note 8):
Proceeds from issuance of Shares	600,000	20,000,000
Increase in Net Assets	713,866	20,082,395

Net Assets
Beginning of period	20,082,395	—
End of period*	$20,796,261	$20,082,395
* Includes accumulated net investment loss of:	$(302,671)	$(51,865)

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012

See Notes to Financial Statements (unaudited)

Statement of cash flows (unaudited)

For the Six Months Ended September 30, 2012

Cash Used in Operating Activities
Net increase in net assets resulting from operations	$113,866
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Proceeds from the disposition of investments in Portfolio Funds	137,443
Net realized loss on investments in Portfolio Funds	1,855
Net change in unrealized appreciation from investments in Portfolio Funds	(366,527)
Decrease in deferred offering expenses	50,755
Decrease in receivable for reimbursement from advisor	40,360
Decrease in offering expenses payable	(240,822)
Decrease in professional fees payable	(65,081)
Decrease in organizational fees payable	(92,048)
Increase in trustees’ fees payable	127
Increase in accrued expenses	44,183

Net cash used in operating activities	(375,889)

Cash and Cash Equivalents
Net decrease in cash and cash equivalents	(375,889)
Cash and cash equivalents at beginning of period	987,135

Cash and cash equivalents at end of period	$611,246

See Notes to Financial Statements (unaudited)

Financial Highlights

For a share of beneficial interest outstanding throughout each year ended March 31, unless otherwise noted:

	2012†	2012±
Net asset value per share, beginning of period:	$10.04	$10.00

Income (loss) from investment operations: [1]
Net investment loss	(0.12)	(0.04)
Net change in unrealized appreciation from investments in Portfolio Funds	0.18	0.08

Total income from investment operations	0.06	0.04

Net asset value per share, end of period:	$10.10	$10.04
Total return [2]	0.60%	0.40%
Net assets, end of period (000s)	$20,796	$20,082
Ratios to average net assets:
Gross expenses [3,4]	7.52%	15.48%
Net expenses [3,4,5,6]	2.50%	2.50%
Net investment loss [3]	(2.45)%	(2.46)%
Portfolio turnover rate	1%	0%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.
†	For the six months ended September 30, 2012 (unaudited).
±	For the period February 1, 2012 (commencement of operations) to March 31, 2012
[1]	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
[2]

Performance figures, exclusive of sales charges, may reflect fee waivers and/or expense reimbursements. In the absence of fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total return for periods less than one year have not been annualized.

[3]	Annualized.
[4]	Does not include expenses of the Portfolio Funds in which the Fund invests.
[5]

As a result of an expense limitation, the Fund’s manager has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). This expense limitation arrangement cannot be terminated prior to December 31, 2013 without the Board of Trustees’ consent.

[6]	Reflects fee waiver and/or expense reimbursements.

See Notes to Financial Statements (unaudited)

Notes to financial statements (unaudited)

1. Organization and significant accounting policies

Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investments primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The following are significant accounting policies consistently followed by the Fund and are in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

(a) Investment valuation. The Fund normally invests primarily in Portfolio Funds. The net asset values (“Underlying NAV”) of Portfolio Funds are generally not readily available from pricing vendors, nor are they calculable independently by Permal Asset Management Inc. (“Permal”), the Fund’s sub-adviser, or the Legg Mason North American Fund Valuation Committee (the “Valuation Committee”). Therefore, pursuant to the valuation procedures, the Fund, under the direction of the Valuation Committee and recommendations from Permal, fair values the Fund’s interests in the Portfolio Funds as of each date upon which the Fund calculates its net asset value (“NAV Date”). The Fund values, using the net asset value as a practical expedient to form the basis of fair value, each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event that a Portfolio Fund’s third party administrator does not report an Underlying NAV to the Fund on a timely basis, the Fund determines the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the NAV Date. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. In the event the Underlying NAV is not as of the NAV Date, Permal will use benchmarks or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV.

Prior to investing in any Portfolio Fund, Permal conducts a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which utilizes market values when available and otherwise utilizes principles of fair value that Permal reasonably believes to be consistent with those used by the Fund in valuing its own investments.

The Board of Trustees is responsible for the valuation process and has delegated the supervision of the daily valuation process to the Valuation Committee. The Valuation Committee, pursuant to the policies adopted by the

Board of Trustees, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s pricing policies, and reporting to the Board of Trustees. The valuation procedures approved by the Board provide that, when deemed appropriate by Permal and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to be the best estimate of the fair value of the particular security under consideration.

Some of the Portfolio Funds may hold a portion of their assets in “side pockets,” which are sub-funds within the Portfolio Funds that have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Portfolio Funds may provide. Should the Fund seek to liquidate its investment in a Portfolio Fund that maintains these side pockets, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until the Fund is permitted to fully liquidate its interest in the Portfolio Fund, the fair value of its investment could fluctuate based on adjustments to the value of the side pocket. At September 30, 2012, $183,538 or 0.9% of the Fund’s net assets was invested in side pockets maintained by the Portfolio Funds.

As a general matter, the fair value of the Fund’s investment in a Portfolio Fund represents the amount that the Fund can reasonably expect to receive if the Fund’s investment was redeemed in an orderly transaction at the time of valuation. The Portfolio Funds provide for periodic redemptions ranging from monthly to annually. Portfolio Funds generally require advance notice of a shareholder’s intent to redeem its interest, and may, depending on the Portfolio Funds’ governing agreements, deny or delay a redemption request.

The underlying investments of each Portfolio Fund are accounted for at fair value as described in each Portfolio Fund’s financial statements. The Portfolio Funds may invest a portion of their assets in restricted securities and other investments that are illiquid.

The Fund considers whether an adjustment should be made to an Underlying NAV, when the Underlying NAV does not represent fair value or when it is probable that the Fund will sell a portion of the Portfolio Fund at an amount different from the Underlying NAV. No adjustments were made to the Underlying NAVs as of September 30, 2012.

U.S. GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. These inputs are summarized in the three broad levels listed below:

•	Level 1 — quoted prices in active markets for identical investments

•

Level 2 — other significant observable inputs (including quoted prices for similar investments, fair value of investments for which the Fund has the ability to fully redeem at net asset value as of the measurement date or within the near term)

•

Level 3 — significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments, fair value of investments for which the Fund does not have the ability to fully redeem at net asset value as of the measurement date or within the near term)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used in valuing the Fund’s assets carried at fair value:

Description	Quoted Prices (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments in portfolio funds
Event driven	—	$2,528,887	$1,903,971	$4,432,858
Fixed income hedge	—	5,406,451	936,637	6,343,088
Fixed income long — developed markets	—	—	2,878,331	2,878,331
Fixed income long — emerging markets	—	1,160,648	—	1,160,648
Macro	—	5,376,471	—	5,376,471

Total investments in portfolio funds	—	$14,472,457	$5,718,939	$20,191,396

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Investment Strategy	Event Driven	Fixed Income Hedge	Fixed Income Long — Developed Markets	Fixed Income Long — Emerging Markets	Macro	Total
Balance, as of April 1, 2012	$2,104,399	$3,553,313	$1,544,863	$354,260	$509,742	$8,066,577
Realized gain (loss)	(1,855)	—	—	—	—	(1,855)
Change in unrealized appreciation/(depreciation)[1]	149,189	(3,260)	133,468	—	—	279,397
Purchases	—	—	1,200,000	—	—	1,200,000
Sales	(137,443)	—	—	—	—	(137,443)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3[2]	(210,319)	(2,613,416)	—	(354,260)	(509,742)	(3,687,737)
Balance, as of September 30, 2012	$1,903,971	$936,637	$2,878,331	$—	$—	$5,718,939
Net change in unrealized appreciation (depreciation) for investments in portfolio funds still held at
September 30, 2012[1]	$149,189	$(3,260)	$133,468	$—	$—	$279,397

The Fund’s policy is to recognize transfers between levels as of the end of the reporting period.
[1]

This amount is included in the change in net unrealized appreciation (depreciation) in the accompanying Statement of Operations. Change in appreciation (depreciation) includes net unrealized appreciation (depreciation) resulting from changes in investment values during the reporting period and the reversal of previously recorded unrealized appreciation (depreciation) when gains or losses are realized.

[2]	Transferred out of Level 3 as a result of the Fund having the ability to fully redeem at net asset value as of the measurement date or within the near term.

The following is a summary of the investment strategies, liquidity, redemption notice periods and any restrictions on the liquidity provisions of the investments in Portfolio Funds held by the Fund as of September 30, 2012. Portfolio Funds with no current redemption restrictions may be subject to future gates, lock-up provisions or other restrictions, in accordance with their offering documents which would affect its liquidity. The Fund had no unfunded capital commitments as of September 30, 2012.

Global fixed income strategies can include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, and emerging markets debt. U.S. and non-U.S. fixed income hedge generally involve Portfolio Managers taking both long and short positions in credit related instruments, including bonds, loans, asset-backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt. Fixed income arbitrage generally involves Portfolio Managers attempting to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns. Convertible arbitrage generally involves seeking to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund. The Portfolio Funds within this strategy have monthly to annual liquidity, and are generally subject to a 2 to 90 day notice period. Portfolio Funds representing approximately 32% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year or greater. Portfolio Funds representing approximately 5% in this strategy are classified as Level 3 investments due to a greater than quarterly redemption period. The remaining approximately 63% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and so, are classified as Level 2 investments in Portfolio Funds.

Global event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst. Risk arbitrage generally involves Portfolio Managers attempting to seek to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm. Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events. Distressed securities involve investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price. Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions. The Portfolio Funds within this strategy have quarterly liquidity, and are generally subject to a 30 to 90 day notice period. Portfolio Funds representing approximately 39% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year. A portion of a Portfolio Fund representing approximately 4% in this strategy is classified as a Level 3 investment due to its classification as a side pocket investment. The remaining approximately 57% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and so, are classified as Level 2 investments in Portfolio Funds.

Global macro strategies seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies. Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage. Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Portfolio Managers using natural resources trading strategies use commodity trading strategies generally investing on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and auto parts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities. Generally, the Portfolio Funds within this strategy have monthly to quarterly liquidity, subject to a 15 to 60 day notice period. 100% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and so, are classified as Level 2 investments in Portfolio Funds.

(b) Net asset value determination. The net asset value of the Fund is determined as of the close of business at the end of each month in accordance with the valuation principles set forth above or as may be determined from time to time pursuant to policies established by the Board of Trustees. The net asset value of the Fund will equal the value of the total assets of the Fund (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less all of its liabilities, including accrued fees and expenses. The net asset value per share of the Fund will equal the net asset value of the Fund divided by the number of outstanding shares.

(c) Cash and cash equivalents. Cash and cash equivalents consist of cash on deposit and monies invested in money market deposit accounts that are accounted for at amortized cost, which approximates fair value. Such cash, at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such bank deposits.

(d) Security transactions and investment income. The Fund’s transactions are accounted for on a trade-date basis. Realized gains and losses on Fund transactions are determined by use of the specific identification method. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date. The Fund will indirectly bear a portion of the Portfolio Funds’ income and expenses, including management fees and incentive fees charged by the Portfolio Funds. That income and those expenses are recorded in the Fund’s financial statements as unrealized appreciation/depreciation and not as income or expense on the statement of operations or in the financial highlights.

(e) Distributions to shareholders. Distributions from net investment income and distributions of net realized gains, if any, are declared at least annually. Distributions to shareholders of the Fund are recorded on the ex-dividend date and are determined in accordance with income tax regulations, which may differ from U.S. GAAP.

(f) Compensating balance arrangements. The Fund has an arrangement with its custodian bank whereby a portion of the custodian’s fees is paid indirectly by credits earned on the Fund’s cash on deposit with the bank.

(g) Federal and other taxes. It is the Fund’s policy to comply with the federal income and excise tax requirements of the Internal Revenue Code of 1986 (the “Code”), as amended, applicable to regulated investment companies. Accordingly, the Fund intends to distribute its taxable income and net realized gains, if any, to shareholders in accordance with timing requirements imposed by the Code. Therefore, no federal or state income tax provision is required in the Fund’s financial statements.

Management has analyzed the Fund’s tax positions taken on income tax returns for all open tax years and has concluded that as of September 30, 2012, no provision for income tax is required in the Fund’s financial statements. The Fund’s federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by Internal Revenue Service and state departments of revenue.

(h) Organization and offering costs. Additional organization costs of $42,449, which have been incurred during the six months ended September 30, 2012, were expensed by the Fund and will be reimbursed by the Adviser.

Additional offering expenses of $205,987 will be amortized to expense over the original twelve months on a straight-line basis.

(i) Reclassification. U.S. GAAP requires that certain components of net assets be reclassified to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on net assets or net asset values per share.

2. Investment management agreement and other transactions with affiliates

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager and Permal is the Fund’s sub-adviser and is a member of the Permal Group, owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. LMPFA is a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”). Permal Group Ltd. is a subsidiary of Legg Mason.

Under the investment management agreement, the Fund pays an investment management fee, calculated and paid monthly, at an annual rate of 1.10% of the Fund’s average monthly managed assets. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding.

LMPFA provides administrative and certain oversight services to the Fund. LMPFA delegates to the sub-adviser the day-to-day portfolio management of the Fund. For its services, LMPFA pays Permal an amount equal to 1.00% of the Fund’s average monthly managed assets.

LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). The expense limitation will continue until December 31, 2013, unless modified or terminated prior to that date by agreement of LMPFA and the Board of Trustees (although they may only be terminated by the Board of Trustees through December 31, 2013).

During the six months ended September 30, 2012, fees waived and/or expenses reimbursed amounted to $513,553.

LMPFA is also permitted to recapture amounts waived or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses exceeding the limit described above.

Pursuant to these agreements, at September 30, 2012, the Fund had remaining fee waivers and/or expense reimbursements subject to recapture by LMPFA and respective dates of expiration as follows:

Expires March 31, 2015	$430,699
Expires March 31, 2016	$513,553
Total fee waivers/expense reimbursements subject to recapture	$944,252

Fixed fees of the Portfolio Funds are generally expected to range from 1% to 3% annually of the value of the Fund’s investment and incentive allocations or fees of the Portfolio Funds are generally expected to range from 15% to 30% annually of a Portfolio Fund’s net profits or performance. These fixed fees and incentive allocations or fees of the Portfolio Funds are accounted for in the valuations of the Portfolio Funds and are not reflected in the management fees reflected in the Statement of Operations.

Legg Mason Investor Services, LLC (“LMIS”), a wholly-owned broker dealer subsidiary of Legg Mason, serves as shareholder services and distribution agent of the Fund. Pursuant to the terms of the Shareholder Services and Distribution Plan, the Fund will pay LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets, for shareholder services provided by LMIS to shareholders and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to dealers, except with respect to shares sold by LMIS.

There is a maximum initial sales charge of 3.00% of the amount invested, with breakpoints generally based on size of investment. For the six months ended September 30, 2012, LMIS and affiliates did not receive any sales charges on sales of the Fund’s shares.

All officers and one Trustee of the Fund are employees of Legg Mason or its affiliates and do not receive compensation form the Fund.

3. Investments

During the six months ended September 30, 2012, the aggregate cost of purchases and proceeds from sales of Portfolio Funds (excluding short-term investments) were as follows:

Purchases	$1,650,000
Sales	137,443

At September 30, 2012, the aggregate gross unrealized appreciation and depreciation of investments for federal income tax purposes were as follows:

Gross unrealized appreciation	$808,220
Gross unrealized depreciation	(277,526)

Net unrealized appreciation	$530,694

4. Derivative instruments and hedging activities

Financial Accounting Standards Board Codification Topic 815 requires enhanced disclosure about an entity’s derivative and hedging activities.

During the six months ended September 30, 2012, the Fund did not invest in any derivative instruments.

5. Financial Instruments with off-balance sheet risk

In the normal course of business, the Portfolio Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts and entering into equity swaps. The Fund’s risk of loss in these Portfolio Funds is limited to the value of its investment in the respective Portfolio Funds.

6. Redemption penalty

The Fund may be charged a redemption penalty for redeeming its interests of certain Portfolio Funds prior to the expiration of applicable lock-up periods. During the six months ended September 30, 2012, the Fund did not incur a redemption penalty.

7. Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Fund based on events which have not yet occurred. However, based on experience, the Fund believes the risk of loss from these arrangements to be remote.

8. Shares of beneficial interest

Shares of beneficial interest in the Fund (“shares”) are sold to eligible investors (“shareholders”) who meet the definition of an accredited investor as defined in Regulation D under the 1933 Act. The minimum initial investment in the Fund from each shareholder is $25,000; the minimum additional investment is $10,000.

At September 30, 2012, the Trust had an unlimited number of shares of beneficial interest authorized with a par value of $0.00001 per share. The Fund intends to accept initial and additional purchases of shares as of the first business day of each calendar month. The Fund reserves the right to reject, in whole or in part, any purchase of shares and may suspend the offering of shares at any time and from time to time. The Fund may from time to time repurchase shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with Permal. LMPFA, in consultation with Permal, expects that generally it will recommend the Board repurchase shares from shareholders quarterly, with such repurchases based on fund valuations as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur as of the immediately preceding business day), commencing on or about September 28, 2012.

Transactions in shares of the Fund were as follows:

	Six Months Ended September 30, 2012		Period Ended March 31, 2012 †
	Shares	Amount	Shares	Amount
Shares sold	59,761	$600,000	2,000,000	$20,000,000
Shares issued on reinvestment	—	—	—	—
Shares repurchased	—	—	—	—

Net increase	59,761	$600,000	2,000,000	$20,000,000

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

9. Income tax information and distributions to shareholders

The Fund did not make any distributions during the six months ended September 30, 2012.

10. Subsequent events

Management has evaluated the impact of all subsequent events on the Fund through the date financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders

Permal Hedge Strategies Fund

We have audited the accompanying statement of assets and liabilities of Permal Hedge Strategies Fund, including the schedule of investments, as of March 31, 2012, and the related statements of operations, changes in net assets, and cash flows, and the financial highlights for the period from February 1, 2012 (commencement of operations) to March 31, 2012. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of underlying investments owned as of March 31, 2012, by correspondence with the underlying fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Permal Hedge Strategies Fund as of March 31, 2012, the results of its operations, the changes in its net assets, its cash flows and the financial highlights for the period described above, in conformity with U.S. generally accepted accounting principles.

New York, New York

May 30, 2012

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Schedule of Investments

March 31, 2012

Permal Hedge Strategies Fund

	Cost	Fair Value	% of Net Assets
Investments in Portfolio Funds:
Event Driven
Fortelus Special Situations Fund, Ltd. (b)*	$650,000	$599,918	2.99%
H Offshore Fund, Ltd. (b)*	650,000	685,460	3.41
OZ Overseas Fund II, Ltd. (b)*	900,000	926,645	4.61
Paulson Advantage Plus L.P. (b)*	450,000	418,995	2.09
Third Point Offshore Fund, Ltd. (b)*	800,000	819,021	4.08
York Investment, Ltd. (b)*	700,000	726,801	3.62

Total Event Driven	4,150,000	4,176,840	20.80

Fixed Income Hedge
Apollo Strategic Value Offshore Fund, Ltd. (b)*	400,000	415,284	2.07
Canyon Balanced Fund (Cayman), Ltd. (b)*	1,000,000	1,037,798	5.17
Gracie International Credit Opportunities Fund, Ltd. (b)*	1,000,000	988,410	4.92
JAE Credit Fund (a)*	1,000,000	1,013,190	5.05
New Generation Turnaround Fund, Ltd. (a)*	500,000	524,613	2.61
Paulson Credit Opportunities L.P. (b)*	950,000	963,099	4.80
Stone Lion Fund, Ltd. (b)*	600,000	612,519	3.05
York Credit Opportunities Unit Trust (b)*	700,000	734,036	3.66

Total Fixed Income Hedge	6,150,000	6,288,949	31.33

Fixed Income Long — Developed Markets
Contrarian Capital Fund I Offshore, Ltd. (c)*	500,000	516,984	2.57
Monarch Debt Recovery Fund, Ltd. (c)*	1,000,000	1,027,879	5.12

Total Fixed Income Long — Developed Markets	1,500,000	1,544,863	7.69

Fixed Income Long — Emerging Markets
ADM Galleus Fund I, Ltd. (b)*	200,000	202,140	1.01
Ashmore Emerging Markets Liquid Investment Portfolio (a)	200,000	203,125	1.01
Contrarian Emerging Markets Offshore, Ltd. (b)*	350,000	358,685	1.79
Emerging Market Currency Fund (b)*	350,000	354,260	1.76

Total Fixed Income Long — Emerging Markets	1,100,000	1,118,210	5.57

Macro
Astenbeck Offshore Commodities Fund II, Ltd. (a)*	100,000	103,880	0.52
Blue Trend Fund, Ltd. (a)*	500,000	475,612	2.37
Caxton Global Investments, Ltd. (b)*	650,000	664,982	3.31
Explorer Global Fund, Ltd. (b)*	500,000	509,742	2.54
LiquidMacro Fund, Ltd. (a)*	650,000	630,778	3.14
London Select Fund, Ltd. (a)*	650,000	666,619	3.32
Ospraie Commodity Fund, Ltd. (b)*	200,000	203,428	1.01
QFS Currency Fund, Ltd. (a)*	400,000	357,136	1.78
QFS Global Macro Fund, Ltd. (a)*	500,000	461,980	2.30

	Cost		Fair Value	% of Net Assets
Taylor Woods Fund, Ltd. (b)*	$100,000		$98,048	0.49%
The Tudor BVI Global Fund, Ltd. (b)*	1,000,000		1,013,100	5.04

Total Macro	5,250,000		5,185,305	25.82

Total Investments in Portfolio Funds	$18,150,000	#	18,314,167	91.21

Other Assets in Excess of Liabilities			1,768,228	8.79

Net Assets			$20,082,395	100.00%

Note: Investments in underlying Portfolio Funds are categorized by investment strategy.

*	Non-income producing securities.
(a)	Redemptions permitted monthly.
(b)	Redemptions permitted quarterly.
(c)	Redemptions permitted annually.
#	Aggregate cost for federal income tax purposes is $18,255,888.

See Notes to Financial Statements

Statement of assets and liabilities

March 31, 2012

Assets
Investments in Portfolio Funds, at fair value (cost — $18,150,000)	$18,314,167
Cash and cash equivalents	987,135
Investments in Portfolio Funds paid in advance	1,650,000
Deferred offering expenses	324,595
Receivable for reimbursement from adviser	126,643

Total Assets	21,402,540

Liabilities
Contributions received in advance	600,000
Offering expenses payable	353,907
Professional fees payable	183,000
Organizational fees payable	92,048
Trustees’ fees payable	2,167
Accrued expenses	89,023

Total Liabilities	1,320,145

Total Net Assets	$20,082,395

Net Assets
Paid-in capital (Note 8)	$19,970,093
Accumulated net investment loss	(51,865)
Accumulated net unrealized appreciation on investments	164,167

Total Net Assets	$20,082,395

Net Asset Value

Permal Hedge Strategies Fund (2,000,000 Shares outstanding)	$10.04

See Notes to Financial Statements

Statement of operations

For the Period Ended March 31, 2012 †

Investment Income
Dividend income	$1,201

Fund Expenses
Professional fees	183,000
Organizational fees (Note 1)	135,649
Offering expenses (Note 1)	64,919
Investment management fee (Note 2)	36,566
Administration fees	30,912
Printing expenses	20,000
Distribution expenses	18,283
Shareholder service expenses	8,311
Custodian fees	5,797
Registration fees	4,167
Trustees’ fees	2,167
Other operating expenses	3,901

Total Operating Expenses	513,672
Less: Fee waivers and/or expense reimbursements (Note 2)	(430,699)

Net Expenses	82,973

Net Investment Loss	(81,772)

Net Change in Unrealized Appreciation from Investments in Portfolio Funds	164,167

Net Increase in Net Assets resulting From Operations	$82,395

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements

Statement of changes in net assets

For the Period Ended March 31, 2012 †

Net Increase (Decrease) in Net Assets:
Operations:
Net investment loss	$(81,772)
Net change in unrealized appreciation from investments in Portfolio Funds	164,167

Net Increase in Net Assets resulting From Operations	82,395

Fund Share Transactions (Note 8):
Proceeds from issuance of Shares	20,000,000
Increase in Net Assets	20,082,395

Net Assets:
Beginning of period	—
End of period*	$20,082,395
*Includes accumulated net investment loss of:	$(51,865)

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements

Statement of cash flows

For the Period Ended March 31, 2012 †

Cash Used in Operating Activities
Net increase in net assets resulting from operations	$82,395
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Purchase of investments in Portfolio Funds	(18,150,000)
Net change in unrealized appreciation from investments in Portfolio Funds	(164,167)
Increase in investments in Portfolio Funds paid in advance	(1,650,000)
Increase in deferred offering expenses	(324,595)
Increase in receivable for reimbursement from adviser	(126,643)
Increase in contributions received in advance	600,000
Increase in offering expenses payable	353,907
Increase in professional fees payable	183,000
Increase in organizational fees payable	92,048
Increase in trustees’ fees payable	2,167
Increase in accrued expenses	89,023

Net cash used in operating activities	(19,012,865)

Cash Provided by Financing Activities
Proceeds from issuance of Shares	20,000,000

Cash and Cash Equivalents
Net increase in cash and cash equivalents	987,135
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$987,135

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

See Notes to Financial Statements

Financial Highlights

For a share of beneficial interest outstanding throughout the period ended March 31:

2012†
Net asset value per share, beginning of period:	$10.00

Income (loss) from investment operations: [1]
Net investment loss	(0.04)
Net change in unrealized appreciation from investments	0.08

Total income from investment operations:	0.04

Net asset value per share, end of period:	$10.04
Total Return [2]	0.40%
Net assets, end of period (000s)	$20,082
Ratios to average net assets:
Gross expenses [3,4]	15.48%
Net expenses [3,4,5,6]	2.50%
Net investment loss [3]	(2.46)%
Portfolio turnover rate	0%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.
†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.
[1]	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
[2]

Performance figures, exclusive of sales charges, may reflect fee waivers and/or expense reimbursements. In the absence of fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total return for periods less than one year have not been annualized.

[3]	Annualized.
[4]	Does not include expenses of the Portfolio Funds in which the Fund invests.
[5]

As a result of an expense limitation, the Fund’s manager has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses).

[6]	Reflects fee waiver and/or expense reimbursements.

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. Organization and significant accounting policies

Permal Hedge Strategies Fund (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investments primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The following are significant accounting policies consistently followed by the Fund and are in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

(a) Investment valuation. The Fund primarily invests in Portfolio Funds. The net asset values of Portfolio Funds (“Underlying NAV”) are generally not readily available from pricing vendors, nor are they calculable independently by Permal Asset Management Inc. (“Permal”), the Fund’s sub-adviser, or the Legg Mason North American Fund Valuation Committee (the “Valuation Committee”). Therefore, pursuant to the valuation procedures, the Fund, under the direction of the Valuation Committee and recommendations from Permal, fair values the Fund’s interests in the Portfolio Funds as of each date upon which the Fund calculates its net asset value (“NAV Date”). The Fund values, using the net asset value as a practical expedient to form the basis of fair value, each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event that a Portfolio Fund’s third party administrator does not report an Underlying NAV to the Fund on a timely basis, the Fund determines the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the NAV Date. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. In the event the Underlying NAV is not as of the NAV Date, Permal will use benchmarks or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV.

Prior to investing in any Portfolio Fund, Permal conducts a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which utilizes market values when available and otherwise utilizes principles of fair value that Permal reasonably believes to be consistent with those used by the Fund in valuing its own investments.

The Board of Trustees is responsible for the valuation process and has delegated the supervision of the daily valuation process to the Valuation Committee. The Valuation Committee, pursuant to the policies adopted by the

Board of Trustees, is responsible for making fair value determinations, evaluating the effectiveness of the Fund’s pricing policies, and reporting to the Board of Trustees. The valuation procedures approved by the Board provide that, when deemed appropriate by Permal and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to be the best estimate of the fair value of the particular security under consideration.

As a general matter, the fair value of the Fund’s investment in a Portfolio Fund represents the amount that the Fund can reasonably expect to receive if the Fund’s investment was redeemed in an orderly transaction at the time of valuation. The Portfolio Funds provide for periodic redemptions ranging from monthly to annually. Portfolio Funds generally require advance notice of a shareholder’s intent to redeem its interest, and may, depending on the Portfolio Funds’ governing agreements, deny or delay a redemption request. The underlying investments of each Portfolio Fund are accounted for at fair value as described in each Portfolio Fund’s financial statements. The Portfolio Funds may invest a portion of their assets in restricted securities and other investments that are illiquid.

The Fund considers whether an adjustment should be made to an Underlying NAV, when the Underlying NAV does not represent fair value or when it is probable that the Fund will sell a portion of the Portfolio Fund at an amount different from the Underlying NAV. No adjustments were made to the Underlying NAVs as of March 31, 2012.

U.S. GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. These inputs are summarized in the three broad levels listed below:

•	Level 1 — quoted prices in active markets for identical investments

•	Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3 — significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used in valuing the Fund’s assets carried at fair value:

	Assets
Description	Quoted Prices (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments in portfolio funds
Event driven	—	$2,072,441	$2,104,399	$4,176,840
Fixed income hedge	—	2,735,636	3,553,313	6,288,949
Fixed income long – developed markets	—	—	1,544,863	1,544,863
Fixed income long – emerging markets	—	763,950	354,260	1,118,210
Macro	—	4,675,563	509,742	5,185,305

Total investments in portfolio funds	—	$10,247,590	$8,066,577	$18,314,167

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Investment Strategy	Event Driven	Fixed Income Hedge	Fixed Income Long – Developed Markets
Balance, as of February 1, 2012	—	—	—
Realized gain (loss)	—	—	—
Change in unrealized appreciation (depreciation)[1]	$4,399	$103,313	$44,863
Purchases	2,100,000	3,450,000	1,500,000
Sales	—	—	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—
Balance, as of March 31, 2012	$2,104,399	$3,553,313	$1,544,863
Net change in unrealized appreciation (depreciation) for investments in portfolio funds still held at March 31, 2012[1]	$4,399	$103,313	$44,863

Investment Strategy	Fixed Income Long – Emerging Markets	Macro	Total
Balance, as of February 1, 2012	—	—	—
Realized gain (loss)	—	—	—
Change in unrealized appreciation (depreciation)[1]	$4,260	$9,742	$166,577
Purchases	350,000	500,000	7,900,000
Sales	—	—	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—
Balance, as of March 31, 2012	$354,260	$509,742	$8,066,577
Net change in unrealized appreciation (depreciation) for investments in portfolio funds still held at March 31, 2012[1]	$4,260	$9,742	$166,577

The Fund’s policy is to recognize transfers between levels as of the end of the reporting period.
[1]

This amount is included in the change in net unrealized appreciation (depreciation) in the accompanying Statement of Operations. Change in unrealized appreciation (depreciation) includes net unrealized appreciation (depreciation) resulting from changes in investment values during the reporting period and the reversal of previously recorded unrealized appreciation (depreciation) when gains or losses are realized.

The following is a summary of the investment strategies, liquidity, redemption notice periods and any restrictions on the liquidity provisions of the investments in Portfolio Funds held by the Fund as of March 31, 2012. Portfolio Funds with no current redemption restrictions may be subject to future gates, lock-up provisions or other restrictions, in accordance with their offering documents which would affect its liquidity. The Fund had no unfunded capital commitments as of March 31, 2012.

Global fixed income strategies can include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, and emerging markets debt. U.S. and non-U.S. fixed income hedge generally involve Portfolio Managers taking both long and short positions in credit related instruments, including bonds, loans, asset backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt. Fixed income arbitrage generally involves Portfolio Managers attempting to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns. Convertible arbitrage generally involves seeking to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund. The Portfolio Funds within this strategy have monthly to annual liquidity, and are generally subject to a 2 to 90 day notice period. Portfolio Funds representing approximately 22% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year or greater. Portfolio Funds representing approximately 6% in this strategy are classified as Level 3 investments due to a redemption period greater than 90 days. Portfolio Funds representing approximately 33% in this strategy are classified as Level 3 due to gated redemptions at the investor account level. The remaining approximately 39% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and therefore, are classified as Level 2 investments in Portfolio Funds.

Global event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst. Risk arbitrage generally involves Portfolio Managers attempting to seek to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm. Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events. Distressed securities involve investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price. Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions. The Portfolio Funds within this strategy have quarterly liquidity, and are generally subject to a 30 to 90 day notice period. Portfolio Funds representing approximately 34% in this strategy are classified as Level 3 investments due to redemptions subject to a lock-up period of one year. Portfolio Funds representing approximately 16% in this strategy are classified as Level 3 due to gated redemptions at the investor account level. The remaining approximately 50% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and therefore, are classified as Level 2 investments in Portfolio Funds.

Global macro strategies seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies. Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage. Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Portfolio Managers using natural resources trading strategies use commodity trading strategies generally investing on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and auto parts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities. Generally, the Portfolio Funds within this strategy have monthly to quarterly liquidity, subject to a 15 to 60 day notice period. A Portfolio Fund representing approximately 10% in this strategy is classified as Level 3 due to gated redemptions at the investor account level. The remaining approximately 90% of the Portfolio Funds in this strategy can be redeemed with no restrictions as of the measurement date, and therefore, are classified as Level 2 investments in Portfolio Funds.

(b) Net asset value determination. The net asset value of the Fund is determined as of the close of business at the end of each month in accordance with the valuation principles set forth above or as may be determined from time to time pursuant to policies established by the Board of Trustees. The net asset value of the Fund will equal the value of the total assets of the Fund (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less all of its liabilities, including accrued fees and expenses. The net asset value per share of the Fund will equal the net asset value of the Fund divided by the number of outstanding shares.

(c) Cash and cash equivalents. Cash and cash equivalents consist of cash on deposit and monies invested in money market deposit accounts that are accounted for at amortized cost, which approximates fair value. Such cash, at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such bank deposits.

(d) Security transactions and investment income. The Fund’s transactions are accounted for on a trade-date basis. Realized gains and losses on Fund transactions are determined on the average cost basis. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex dividend date. The Fund will indirectly bear a portion of the Portfolio Funds’ income and expenses, including management fees and incentive fees charged by the Portfolio Funds. That income and those expenses are recorded in the Fund’s financial statements as unrealized appreciation/depreciation and not as income or expense on the statement of operations or in the financial highlights.

(e) Distributions to shareholders. Distributions from net investment income and distributions of net realized gains, if any, are declared at least annually. Distributions to shareholders of the Fund are recorded on the ex-dividend date and are determined in accordance with income tax regulations, which may differ from U.S. GAAP.

(f) Compensating balance arrangements. The Fund has an arrangement with its custodian bank whereby a portion of the custodian’s fees is paid indirectly by credits earned on the Fund’s cash on deposit with the bank.

(g) Federal and other taxes. It is the Fund’s policy to comply with the federal income and excise tax requirements of the Internal Revenue Code of 1986 (the “Code”), as amended, applicable to regulated investment companies. Accordingly, the Fund intends to distribute its taxable income and net realized gains, if any, to shareholders in accordance with timing requirements imposed by the Code. Therefore, no federal or state income tax provision is required in the Fund’s financial statements. Management has analyzed the Fund’s tax positions taken on income tax returns for the current tax year and has concluded that as of March 31, 2012, no provision for income tax is required in the Fund’s financial statements. The Fund’s federal and state income and federal excise tax returns are subject to examination by Internal Revenue Service and state departments of revenue.

(h) Organization and offering costs. Organizational fees of $135,649, which have been incurred through March 31, 2012, were expensed by the Fund and will be reimbursed by the adviser. Offering expenses of $389,514 have been deferred and amortized to expense over the first twelve months of operations on a straight-line basis.

(i) Reclassification. U.S. GAAP requires that certain components of net assets be reclassified to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on net assets or net asset values per share. During the current year, the following reclassifications have been made:

	Accumulated Net Investment Loss	Paid-In Capital
(a)	$29,907	$(29,907)

(a)	Reclassifications are primarily due to non-deductible offering costs and distribution expenses.

2. Investment management agreement and other transactions with affiliates:

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager and Permal is the Fund’s sub-adviser and is a member of the Permal Group, owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. LMPFA is a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”). Permal Group Ltd. is a subsidiary of Legg Mason.

Under the investment management agreement, the Fund pays an investment management fee, calculated and paid monthly, at an annual rate of 1.10% of the Fund’s average monthly managed assets. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding.

LMPFA provides administrative and certain oversight services to the Fund. LMPFA delegates to the sub-adviser the day-to-day portfolio management of the Fund. For its services, LMPFA pays Permal an amount equal to 1.00% of the Fund’s average monthly managed assets.

LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). The expense limitation will continue until May 31, 2013, unless modified or terminated prior to that date by agreement of LMPFA and the Board of Trustees (although they may only be terminated by the Board of Trustees through May 31, 2013).

During the period ended March 31, 2012, fees waived and/or expenses reimbursed amounted to $430,699.

LMPFA is also permitted to recapture amounts waived or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual Fund operating expenses have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the Fund’s total annual Fund operating expenses exceeding the limit described above.

Pursuant to these agreements, at March 31, 2012, the Fund had remaining fee waivers and/or expense reimbursements subject to recapture by LMPFA and respective dates of expiration as follows:

Expires March 31, 2015	$430,699

Fixed fees of the Portfolio Funds are generally expected to range from 1% to 3% annually of the value of the Fund’s investment and incentive allocations or fees of the Portfolio Funds are generally expected to range from 15% to 25% annually of a Portfolio Fund’s net profits or performance. These fixed fees and incentive allocations or fees of the Portfolio Funds are accounted for in the valuations of the Portfolio Funds and are not reflected in the management fees reflected in the Statement of Operations.

Legg Mason Investor Services, LLC (“LMIS”), a wholly-owned broker-dealer subsidiary of Legg Mason, serves as shareholder services and distribution agent of the Fund. Pursuant to the terms of the Shareholder Services and Distribution Plan, the Fund will pay LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets, for shareholder services provided by LMIS to shareholders and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to dealers, except with respect to shares sold by LMIS.

There is a maximum initial sales charge of 3.00% of the amount invested, with breakpoints generally based on size of investment. For the period ended March 31, 2012, LMIS and its affiliates did not receive any sales charges on sales of the Fund’s shares.

All officers and one Trustee of the Fund are employees of Legg Mason or its affiliates and do not receive compensation from the Fund.

3. Investments

During the period ended March 31, 2012, the aggregate cost of purchases and proceeds from sales of investments (excluding short-term investments) were as follows:

Purchases	$18,150,000

At March 31, 2012, the aggregate gross unrealized appreciation and depreciation of investments for federal income tax purposes were as follows:

Gross unrealized appreciation	$277,402
Gross unrealized depreciation	(219,123)

Net unrealized appreciation	$58,279

4. Derivative instruments and hedging activities

Financial Accounting Standards Board Codification Topic 815 requires enhanced disclosure about an entity’s derivative and hedging activities.

During the period ended March 31, 2012, the Fund did not invest in any derivative instruments.

5. Financial instruments with off-balance sheet risk

In the normal course of business, the Portfolio Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts and entering into equity swaps. The Fund’s risk of loss in these Portfolio Funds is generally limited to the value of its investment in the respective Portfolio Funds.

6. Redemption penalty

The Fund may be charged a redemption penalty for redeeming its interests of certain Portfolio Funds prior to the expiration of applicable lock-up periods. During the period ended March 31, 2012, the Fund did not incur a redemption penalty.

7. Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Fund based on events which have not yet occurred. However, based on experience, the Fund believes the risk of loss from these arrangements to be remote.

8. Shares of beneficial interest

Shares of beneficial interest in the Fund (“shares”) are sold to eligible investors (“shareholders”) who meet the definition of an accredited investor as defined in Regulation D under the 1933 Act. The minimum initial investment in the Fund from each shareholder is $25,000; the minimum additional investment is $10,000.

At March 31, 2012, the Fund had an unlimited number of shares of beneficial interest authorized with a par value of $0.00001 per share. The Fund intends to accept initial and additional purchases of shares as of the first business day of each calendar month. The Fund reserves the right to reject, in whole or in part, any purchase of shares and may suspend the offering of shares at any time and from time to time. The Fund may from time to time repurchase shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with Permal. LMPFA, in consultation with Permal, expects that generally it will recommend the Board to repurchase shares from shareholders quarterly, with such repurchases based on Fund valuations on each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur on the immediately preceding business day), commencing on or about September 28, 2012.

Transactions in shares of the Fund were as follows:

	Period Ended March 31, 2012†
	Shares	Amount
Shares outstanding, beginning of period	—	—
Shares sold	2,000,000	$20,000,000
Shares issued on reinvestment	—	—
Shares repurchased	—	—

Shares outstanding, end of period	2,000,000	$20,000,000

†	For the period February 1, 2012 (commencement of operations) to March 31, 2012.

9. Income tax information and distributions to shareholders

The Fund did not make any distributions during the fiscal period ended March 31, 2012.

As of March 31, 2012, the components of accumulated earnings on a tax basis were as follows:

Undistributed ordinary income — net	$84,463
Other book/tax temporary differences(a)	(30,440)
Unrealized appreciation (depreciation)(b)	58,279

Total accumulated earnings (losses) — net	$112,302

(a)	Other book/tax temporary differences are attributable primarily to book/tax differences in the timing of the deductibility of various expenses.

(b)

The difference between book-basis and tax-basis unrealized appreciation (depreciation) is attributable primarily to the realization for tax purposes of unrealized gains on investments in certain passive foreign investment companies.

10. Subsequent events

Management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

APPENDIX A – FORM OF INVESTOR CERTIFICATION

This certificate relates to Permal Hedge Strategies Fund (the “Fund”) and is given by you with respect to a potential purchase of shares of beneficial interest in the Fund (the “Shares”).

I understand that the Fund will generally only offer shares to an “Eligible Investor.” In certifying that I am an “Eligible Investor,” I hereby certify that the following categories describe me at the time that I am applying to purchase Shares of the Fund:

Check all boxes that apply:

•

A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with my spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

•

A natural person who has a net worth or joint net worth with my spouse (excluding the value of my primary residence) at the time of purchase that exceeds $1,000,000 (“net worth” for this purpose means total assets in excess of total liabilities);

•

A trust with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund, and of which the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•

An individual or entity having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and the investment adviser is purchasing Shares in a fiduciary capacity on behalf of the account;

•	A trustee or executive officer of the Fund;

•

An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation, a Massachusetts or similar business trust, or partnership, that was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

•

An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a “bank,” or “savings and loan association,” (within the meaning of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

•	A broker or dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

•	An investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”) or a business development company as defined in Section 2(a)(48) of the 1940 Act;

•	A private business development company as defined in Section 202(a)(22) of the Advisers Act;

•	An insurance company as defined in Section 2(13) of the 1933 Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

•

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

•

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons that meet one of the other criteria listed here; or

•	An entity in which all of the equity owners are accredited investors under the 1933 Act.

In addition, I hereby certify that I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) or business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am executing this Certificate on behalf of (i) an employee benefit plan within the meaning of Section 3(3) of ERISA or (ii) a plan that is described in, and subject to the prohibited transaction rules under, Section 4975 of the Code (each of the foregoing described in clauses (i) and (ii) being referred to as a “Plan”), I represent and warrant that the fiduciary (within the meaning of Section 3(21) of ERISA and the regulations thereunder, or as defined under other applicable law) of such Plan has considered the following with respect to the Plan’s investment in the Fund and has determined that, in review of such considerations, (a) the investment in the Fund is prudent for the Plan (taking into account any applicable liquidity and diversification requirements of ERISA); (b) the investment in the Fund is permitted under ERISA, the Code, other applicable law and the Plan’s governing plan documents; (c) neither LMPFA, the Sub-Adviser nor any of their affiliates has acted as a fiduciary under ERISA or other applicable law with respect to such purchase; (d) no advice provided by LMPFA, the Sub-Adviser or any of their affiliates has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase; and (e) the purchase, holding and disposition of the interest in the Fund will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any materially similar provisions of other law for which an exemption is not available. I understand that the Fund may repurchase the investment at certain times and under certain conditions set forth in the Prospectus.

* * * * *

I understand that the Fund and its affiliates are relying on the certification and agreements made herein and in the Fund’s Anti Money Laundering Supplement in determining my qualification and suitability as a shareholder in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Legg Mason Partners Fund Advisor, LLC and its affiliates (collectively “Legg Mason”) and hold such persons harmless from any liability that the Fund and they may incur as a result of this certification being untrue in any respect.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the Prospectus of the Fund, including the shareholder qualification and shareholder suitability provisions and the disclosure regarding potential conflicts of interest contained therein, and by purchasing Shares, I acknowledge and assent to the existence of such potential conflicts and the Fund’s operation in the face thereof. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for shareholders who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

Signature:

Name:

Date:

APPENDIX B – PERFORMANCE INFORMATION

Historical Performance of a Permal Account

Permal Hedge Strategies Fund (the “Fund”) commenced operations on February 1, 2012. Performance information for the Fund is included in the Fund’s Prospectus under the heading “Financial Highlights.”

This Appendix provides additional information about the past performance of a fund managed by the Sub-Adviser (the “Permal Account”) that has a substantially similar investment objective, policies and strategies to those of the Fund. However, there are no limitations with respect to the allocation of the Fund’s assets among these investment strategies. The Permal Account also invests in many of the same Portfolio Funds that the Fund is anticipated to invest in.

The past performance of the Permal Account has been calculated net of fees and expenses. The past performance does not reflect the total operating fees and expenses applicable to the Fund. The total operating fees and expenses of the Permal Account may be lower or higher than the total operating expenses of the Fund, and the performance shown for the Permal Account may have been lower had the total operating expenses of the Fund been used to compute the performance.

The Permal Account’s performance is no guarantee of future results of the Fund. The information in this Appendix does not represent the performance of the Fund or any predecessors. Please note the following cautionary guidelines in reviewing this Appendix:

•

Performance figures are not the performance of the Fund or the Portfolio Funds. The performance shown for the Permal Account is not an indication of how the Fund would have performed in the past or will perform in the future. The Permal Account’s performance in the future will be different from the Fund due to factors such as cash flows in and out of the Fund and the Portfolio Funds, different fees, expenses, performance calculation methods and portfolio sizes and composition.

•	Although the Fund’s holdings may be similar to the holdings of the Permal Account, the Fund may change the percentage of its assets allocated to any Portfolio Fund.

•

The Fund is not required to allocate a certain percentage of its assets to each of the categories of Portfolio Funds discussed in the Prospectus, it is unlikely that its assets will be allocated equally to each such category and the Fund may invest in Portfolio Funds that use other types of strategies.

The Fund is registered under the 1940 Act. As a result, the Fund is subject to certain investment limitations imposed by the 1940 Act that are not applicable to the Permal Account. Due to these investment limitations, the policies of the Fund do not match exactly those of the Permal Account. The performance results of the Permal Account may have been adversely affected if the Permal Account had been registered as an investment company under the 1940 Act and had been subject to the limitations applicable to the Fund.

Performance information is presented below for the Permal Account. The information provided shows performance of the Permal Account over time (along with broad-based securities market indexes for reference). All figures assume dividend reinvestment.

The expenses of the Fund, including the sales load and any shareholder services and distribution fees, may be higher or lower than the expenses for the Permal Account. In the event that the expenses of the Fund are higher than those of the Permal Account, the performance of the Permal Account would be lower if adjusted to reflect such higher expenses of the Fund. Performance figures of the J.P. Morgan Global Government Bond Index and the HFRX Global Hedge Fund Index do not reflect any sales charges or fund expenses and would be lower if they did. As stated above, past performance does not indicate future results. The period covered by the prior performance information is limited, and may not reflect performance in different economic cycles. The information below shows rates of returns for the periods indicated, but does not reflect the volatility that occurred within a given period.

It is important to note that the performance results presented below do not represent the performance of the Fund and are no indication of how the Fund has performed in the past or will perform in the future. This information is intended as related or supplemental information only.

The table below shows the annualized performance of the Permal Account over a one-year, three-year, five-year, and ten-year period, and since inception (along with the performance of the J.P. Morgan Global Government Bond Index, a broad-based securities market index, and of the HFRX Global Hedge Fund Index, a hedge fund performance index, for reference). The performance of the Permal Account does not reflect the same fees paid by the Fund. The total fees and expenses of the Permal Account may be lower or higher than the total fees and expenses of the Fund. If higher fees and expenses were reflected in the Permal Account’s performance set forth below, performance would be lower. Actual fees may vary depending on, among other things, the applicable fee schedule and portfolio size. The performance for the applicable index does not reflect fees or taxes.

Account	One Year(1)	Three Year(1)	Five Year(1)	Ten Year(1)	Since Inception	Average Monthly Return(3)	Beta(3)	Standard Deviation(3)
Permal Account	4.9%	5.0%	3.1%	7.1%	6.0%(2)	0.3%	-0.9	7.1%
J.P. Morgan Global Government Bond Index	5.1%	4.6%	5.0%	4.1%	5.0%(2)	0.4%	1.0	3.3%
HFRX Global Hedge Fund Index	0.8%	0.0%	-3.6%	1.7%	N/A	-0.3%	N/A	7.3%

(1)	Information is through October 31, 2012.
(2)	Inception Date was December 31, 1996.
(3)	For the five year period ended October 31, 2012.

The J.P. Morgan Global Government Bond Index is a benchmark measuring performance and quantifying risk across international fixed income bond markets. The index measures the total, principal, and interest returns in 13 international bond markets, including the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, the United Kingdom and the United States. The index includes regularly traded, fixed-rate, domestic government bonds available to international investors. It is not possible for an investor to invest directly in the index.

The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event-driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. It is not possible for an investor to invest directly in the index.

Standard deviation indicates the percentage by which the Permal Account’s performance has varied from its average performance in any given year for the five year period ended October 31, 2012. Generally, the higher the standard deviation, the greater range of performance, indicating greater volatility. The standard deviation figures are provided for informational purposes only to illustrate the volatility of the Permal Account. Beta measures the volatility of a security relative to a benchmark. For example, the S&P 500 Index has a beta of 1. Any security with a higher beta is more volatile than the market, and any security with a lower beta rises or falls more slowly than the market.

The table below provides an indication of the risks of investing in the Permal Account by showing changes in the performance of the Permal Account from year to year beginning in 2002 compared with those of the J.P. Morgan Global Government Bond Index and the HFRX Global Hedge Fund Index. Annual returns assume reinvestment of all distributions, if any. Historical performance of the Permal Account does not necessarily indicate what will happen in the future and is being provided for illustrative and informational purposes only. The inception date for the Permal Account was prior to 2002. Information regarding since inception returns has been provided above.

Account	2012(1)	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Permal Account	7.1%	-5.3%	10%	27%	-18%	8%	10%	8%	9%	18%	10%
J.P. Morgan Global Government Bond Index	3.5%	6.3%	4%	1%	9%	4%	1%	4%	5%	2%	9%
HFRX Global Hedge Fund Index	2.2%	-8.9%	5%	13%	-23%	4%	9%	3%	3%	13%	5%

(1)	Information is through October 31, 2012

It is important to note that the performance results presented above do not represent the performance of the Fund and are no indication of how the Fund has performed in the past or will perform in the future. This information is intended as related or supplemental information only.

Permal Hedge Strategies Fund

Broker Class Shares

You may visit the Fund’s website, http://www.permalhsf.com, for a free copy of a Prospectus or an Annual or Semi-Annual Report.

Shareholder reports Additional information about the Fund’s investments is available in the Fund’s Annual and Semi-Annual Reports to shareholders. In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

You can make inquiries about the Fund or obtain shareholder reports (without charge) by calling the Fund at (800) 822-5544, or by writing to the Fund.

Information about the Fund can be reviewed and copied at the Securities and Exchange Commission’s (the “SEC”) Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained for a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

If someone makes a statement about the Fund that is not in this Prospectus, you should not rely upon that information. Neither the Fund nor the distributor is offering to sell Shares of the Fund to any person to whom the Fund may not lawfully sell its Shares.

(Investment Company Act

file no. 811-22628)

PRML014365 11/12

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

	Part A	None

	Part B	Financial Statements

(2)	Exhibits

	(a) (1)	Certificate of Trust dated November 8, 2011(1)

	(a) (2)	Declaration of Trust, dated November 8, 2011(6)

	(b)	By-laws(2)

	(c)	Not applicable

	(d)	Exhibit (a) is incorporated herein by reference

	(e)	Form of Dividend Reinvestment Plan(3)

	(f)	Not applicable

	(g) (1)	Form of Management Agreement(2)

	(g) (2)	Form of Sub-Advisory Agreement with the Sub-Advisor(2)

	(h) (1)	Form of Broker Class Distribution Agreement(5)

	(h) (2)	Form of Dealer Agreement(2)

	(h)(3)	Form of Advisor Class Distribution Agreement(6)

	(i)	Not applicable

	(j) (1)	Form of Custody Agreement(2)

	(j) (2)	Form of Foreign Custody Manager Agreement(2)

	(k) (1)	Form of Services Agreement(2)

	(k) (2)	Form of Shareholder Services and Distribution Plan(2)

	(k) (3)	Expense Limitation Arrangements(2)

	(k)(4)	Form of Rule 18f-3 Plan(6)

	(l) (1)	Opinion and Consent of Simpson Thacher & Bartlett LLP(6)

	(l) (2)	Opinion and Consent of Venable LLP(6)

	(m)	Not applicable

	(n)	Consent of Independent Registered Public Accounting Firm(6)

	(o)	Not applicable

	(p)	Subscription Agreement(2)

	(q)	Not applicable

	(r) (1)	Code of Ethics of the Fund and LMPFA(2)

	(r) (2)	Code of Ethics of Permal Asset Management Inc.(2)

	(s)	Power of Attorney(1)

(1)	Filed on November 14, 2011 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-177961 and 811-22628) and incorporated by reference herein.

(2)	Filed on January 4, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-177961 and 811-22628) and incorporated by reference herein.
(3)	Filed on January 23, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-177961 and 811-22628) and incorporated by reference herein.
(4)	Filed on July 27, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-177961 and 811-22628) and incorporated by reference herein.
(5)	Filed on October 15, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-177961 and 811-22628) and incorporated by reference herein.
(6)	Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in the registration statement:

SEC Registration Fees	$57,414
Accounting fees and expenses	6,000
Financial Industry Regulatory Authority Fees	51,100
Legal fees and expenses	225,000
Printing and offering expenses	25,000
Blue Sky Fees	25,000

Total	$389,514

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of March 31, 2012, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Broker Class Shares	3
Advisor Class Shares	0

Item 30. Indemnification

Section 9.2 of the Fund’s Declaration of Trust, filed as exhibit (a)(2) to the Fund’s Registration Statement, states that:

No person who is or has been a Trustee, officer, or employee of the Trust shall be subject to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with the affairs of the Trust; and all Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust.

Subject to applicable federal law, no Person who is or has been a Trustee or officer of the Trust shall be liable to the Trust or to any Shareholder for money damages except (i) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property, or services or (ii) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Without limiting the foregoing limitations of liability contained herein, a Trustee shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, employee, investment adviser, sub-adviser, principal underwriter, custodian, transfer agent or other agent or independent contractor of the Trust, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee (or for the failure to compel in any way any former or acting Trustee to redress any breach of trust).

Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to his or their capacity as a Trustee or Trustees and neither such Trustee or Trustees shall be personally liable thereon.

All Persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust Property for payment under such credit, contract or claim; and neither the Trustees, nor any of the Trust’s officers, employees, agents or independent contractors, whether past, present or future, shall be personally liable therefor.

Section 6 of the Broker Class Distribution Agreement, filed as exhibit (h)(1) to the Registrant’s registration statement, provides that

The Fund agrees to indemnify, defend, and hold free and harmless, the Distributor, its officers and directors and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers, directors or any such controlling person may incur under common law or otherwise, arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or Prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing by the Distributor to the Fund for use in the Registration Statement or Prospectus; provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or Trustee of the Fund or who controls the Fund within the meaning of Section 15 of the 1933 Act, shall not inure to the benefit of such officer, Trustee or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent, that such result would not be against public policy; and further provided, that in no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Fund or to its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations under this Agreement. The Fund’s agreement to indemnify the Distributor, its officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Fund’s being promptly notified of any action brought against the Distributor, its officers or directors, or any such controlling person, such notification to be given to the Fund at its principal business office. The Fund agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or Trustees in connection with the issue and sale of any Shares.

Section 6 of the Advisor Class Distribution Agreement, filed as exhibit (h)(3) to the Registrant’s registration statement, provides that

The Fund agrees to indemnify, defend, and hold free and harmless, the Distributor, its officers and directors and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers, directors or any such controlling person may incur under common law or otherwise, arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or Prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing by the

Distributor to the Fund for use in the Registration Statement or Prospectus; provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or Trustee of the Fund or who controls the Fund within the meaning of Section 15 of the 1933 Act, shall not inure to the benefit of such officer, Trustee or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent, that such result would not be against public policy; and further provided, that in no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Fund or to its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations under this Agreement. The Fund’s agreement to indemnify the Distributor, its officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Fund’s being promptly notified of any action brought against the Distributor, its officers or directors, or any such controlling person, such notification to be given to the Fund at its principal business office. The Fund agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or Trustees in connection with the issue and sale of any Shares.

Section 9 of the Form of Dealer Agreement, filed as exhibit (h)(2) to the Registrant’s Registration Statement, provides that LMIS will indemnify Dealers, as follows:

We agree to indemnify You and hold You harmless from and against any and all liabilities and losses resulting directly from (i) any misstatement of a material fact in the Prospectus of the Fund or the omission of any material fact required to be stated in the Prospectus of the Fund or necessary to make the statements in the Prospectus not misleading; or (ii) our failure to comply with the terms and conditions of this Agreement.

Item 31. Business and Other Connections of Adviser

Information as to the directors and officers of Legg Mason Partners Fund Advisor, LLC, the Registrant’s investment adviser (“LMPFA”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of LMPFA in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-66785) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Information as to the directors and officers of Permal Asset Management Inc. (the “Sub-Adviser”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Sub-Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-61864) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant, and (2) the Registrant’s Sub-Adviser. The address of each is as follows:

1. 55 Water Street, New York, NY 10041

2. 900 Third Avenue, New York, NY 10022

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) Registrant undertakes that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant Rule 497(h) shall be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and the State of New York on the 26th day of November, 2012.

PERMAL HEDGE STRATEGIES FUND

By:	/s/ R. Jay Gerken
Name: R. Jay Gerken
Title: Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Jay Gerken R. Jay Gerken	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	November 26, 2012

/s/ Richard Sennett Richard Sennett	Principal Financial Officer (Principal Financial and Accounting Officer)	November 26, 2012

/s/ Carol L. Colman* Carol L. Colman	Trustee	November 26, 2012

/s/ Daniel P. Cronin* Daniel P. Cronin	Trustee	November 26, 2012

/s/ Paolo M. Cucchi* Paolo M. Cucchi	Trustee	November 26, 2012

/s/ Leslie H. Gelb* Leslie H. Gelb	Trustee	November 26, 2012

/s/ William R. Hutchinson* William R. Hutchinson	Trustee	November 26, 2012

/s/ Dr. Riordan Roett* Dr. Riordan Roett	Trustee	November 26, 2012

/s/ Jeswald W. Salacuse* Jeswald W. Salacuse	Trustee	November 26, 2012

*By:	/s/ R. Jay Gerken
R. Jay Gerken
As Agent or Attorney-in-fact

November 26, 2012

The original power of attorney authorizing R. Jay Gerken, Richard Sennett and Harris C. Goldblat to execute the Registration Statement, and any amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed has been executed and is filed as Exhibit (s).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit
(a)(2)	Declaration of Trust, dated November 8, 2011

(h)(3)	Form of Advisor Class Distribution Agreement

(k)(4)	Form of Rule 18f-3 Plan

(l)(1)	Opinion and Consent of Simpson Thacher & Bartlett LLP

(l)(2)	Opinion and Consent of Venable LLP

(n)	Consent of Independent Registered Public Accounting Firm